UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Amendment No. 1 to
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________________________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ____________ to __________

Commission file number 0-52324

HEALTHZONE LIMITED
(Exact name of Registrant as specified in its charter)

n/a.
(Translation of Registrant’s name into English)

New South Wales, Australia
(Jurisdiction of incorporation or organization)

316 Horsley Road, Milperra NSW 2214, Australia
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Receipts	NASDAQ Global Market

Securities to be registered pursuant to Section 12(g) of the Act:                None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  83,758,871.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐      No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.
Yes ☐      No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐      No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated file ☐     Accelerated file ☐     Non-accelerated file ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP ☐         International Financial Reporting Standards as issued                 Other ☐
                                  By the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which  financial statement item the registrant has elected to follow.
 ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐      No ☐

Table of Contents

Cautionary Note Regarding Forward-Looking Information		iii
ITEM 1:	Identity of Directors, Senior Management and Advisers	5
ITEM 2:	Offer Statistics and Expected Timetable	5
ITEM 3:	Key Information	6
3A.	Selected Financial Data	6
3B.	Capitalization and Indebtedness	7
3C.	Reasons for the Offer and Use of Proceeds	7
3D.	Risk Factors	7
ITEM 4:	Information on the Company	16
4A.	History and Development of the Company	16
4B.	Business Overview	23
4C.	Organizational Structure	28
4D.	Property, Plant and Equipment	29
ITEM 4A:	UNRESOLVED STAFF COMMENTS	32
ITEM 5:	Operating and Financial Review and Prospects	32
5A.	Operating Results	34
5B.	Liquidity and Capital Resources	40
5C.	Research and development, patents and licenses, etc.	41
5D.	Trend Information	41
5E.	Off-Balance Sheet Arrangements	41
5F.	Tabular Disclosure of Contractual Obligations as at [June 30, 2011]	41
ITEM 6:	Directors, Senior Management, and Employees	42
6A.	Directors and Senior Management	42
6B.	Compensation	44
6C.	Board Practices	46
6D.	Employees	47
6E.	Share Ownership	48
ITEM 7:	Major Shareholders and Related Party Transactions	48
7A.	Major Shareholders	48
7B.	Related Party Transactions	49
7C.	Interests of Experts and Counsel	50
ITEM 8:	Financial Information	51
8A.	Consolidated Statements and Other Financial Information	51
8B.	Significant Changes	51
ITEM 9:	The Offer and Listing	52
9A.	Offer and Listing Details	52
9B.	Plan of Distribution	54
9C.	Markets	54
9D.	Selling Shareholders	54
9E.	Dilution	54
9F.	Expenses of the Issue	54
ITEM 10:	Additional Information	54
10A.	Share Capital	54
10B.	Memorandum and Articles of Association	54
10C.	Material Contracts	56
10D.	Exchange Controls	56
10E.	Taxation	56
10F.	Dividends and Paying Agents	58
10G.	Statements by Experts	58
10H.	Documents on Display	58
10I.	Subsidiary Information	58
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	59
ITEM 12:	Description of Securities other than Equity Securities	59
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	66

i

Cautionary Note Regarding Forward-Looking Information

As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, any of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements:

•	unfavorable publicity or consumer perception of our products;

•	our continued ability to effectively manage and defend litigation matters asserted in the future, against us, including product liability claims;

•	our ability to obtain insurance coverage at acceptable rates or at all;

•	compliance with government regulations;

•	our ability to maintain and to enter into key purchasing, supply and outsourcing relationships;

•	changes in our raw material costs, changes in currency exchange rates and inflation;

•	increases in fuel prices;

•	disruptions to our warehouse and distribution facility;

•	the ability of our new store base to achieve sales and operating levels consistent with our mature store base;

•	pricing of our products;

•	the maturation of our stores;

•	our ability to protect our brand name, formulations and intellectual property;

•	our ability to renew our current leases and enter into new leases on terms acceptable to us;

•	the successful implementation of other strategic initiatives, including, without limitation, opening new stores and improving the functionality of our websites;

•	our ability to continue to access credit on terms previously obtained for the funding of our operations and capital projects; and
•	other risks that we set forth in our filings with the SEC and other regulatory authorities from time to time.

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1A.	Directors and Senior Management.

Name	Business Address	Title and Function
Peter Roach	316 Horsley Road Milperra NSW 2214	Executive Chairman
Michael Wu	316 Horsley Road Milperra NSW 2214	Executive Director
Guy Robertson	Integrated CFO Solutions Pty Ltd Level 21, 201 Sussex Street, Sydney NSW 2000	Non-Executive Director
Ian Spence	Eu Yan Sang International Ltd 269A South Bridge Road Singapore 058818	Non-Executive Director
Richard Eu	Eu Yan Sang International Ltd 269A South Bridge Road Singapore 058818	Alternate Non-Executive Director
David Fletcher	316 Horsley Road Milperra NSW 2214	Chief Financial Officer
Garth Parker	316 Horsley Road Milperra NSW 2214	General Manager - Retail
John Thomas	316 Horsley Road Milperra NSW 2214	Group Manager - Brands
Scott Horwell	316 Horsley Road Milperra NSW 2214	General Manager - Supply

1B.	Advisers.

Australian counsel:	Baker & McKenzie, Level 27, 50 Bridge Street, Sydney NSW, Australia.

United States counsel:	Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, NY 10017.

ADR Sponsor:	BNY Mellon, 101 Barclay Street, 22nd Floor West, New York, NY 10286

1C.	Auditors

The Company’s auditors are PKF Chartered Accountants, Grant Saxon – Partner, with an address at Level 10 1 Margaret Street Sydney, NSW 2000, Australia. PKF Chartered Accountants have been our auditors since incorporation in March 2006. PKF Chartered Accountants is a registered company auditor in Australia, a member firm of the institute of Chartered Accountants and is currently registered with PCAOB – PKF(1517).

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3:	KEY INFORMATION

3A.	Selected Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB, which became effective for our Company as of our fiscal year ended June 30, 2006.  Under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” (“ IFRS 1”), a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006.  Our consolidated financial statements appearing in this registration statement comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this registration statement.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended	Year Ended	Year Ended
$ ‘000	30-Jun-10	30-Jun-09	30-Jun-08
Revenue from continuing operations	112,693	103,932	63,723
Other income	323	524
Raw materials and consumables used	(84,527)	(81,886)	(48,900)
Freight	(2,055)	(1,827)	(889)
Employee benefits expense	(9,352)	(8,450)	(5,682)
Depreciation and amortisation expense	(325)	(198)	(112)
Professional and consulting expenses	(632)	(522)	(341)
Operating lease rental expenses	(2,676)	(2,846)	(2,418)
Selling and marketing expenses	(2,303)	(514)	(33)
Travel expenses	(270)	(307)	(109)
Interest and finance expenses	(2,952)	(2,616)	(1,297)
Other expenses	(2,229)	(1,661)	(828)
Share of net profits of associates accounted for using the equity method	10	24	28
Profit before income tax	5,705	3,653	3,142
Income tax expense	(1,311)	(666)	(715)
Profit attributable to members of Healthzone Limited	4,394	2,987	2,427
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	8 cents	6.9 cents	6.6 cents
Diluted earnings per share	8 cents	6.9 cents	6.5 cents

Statement of Financial Position
For the Year Ended 30 June

Consolidated
	2010	2009	2008
$ ‘000
Cash and cash equivalents	2,482	2,420	6,787
Working capital*	-3,230	2,332	5,001
Total assets	84,172	64,726	57,395
Borrowings	14,943	16,533	19,635
Net assets	32,783	19,648	13,710
Contributed equity	21,704	12,566	9,607
Reserves & retained profits	11,079	7,082	4,103
Total equity	32,783	19,648	13,710

* Working Capital is current assets less current liabilities

In this Registration Statement on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Australian dollars.

3B.	Capitalization and Indebtedness

As at June 30, 2011, total equity is $35 million and commercial bank bills of $15.7 million classified under current liabilities. After the completion of the current capital raisings, total equity will increase by $20 million to $55 million. These proceeds will be applied to fund acquisitions, retail expansion, product development and general working capital requirements. All borrowings are secured by a fixed and floating charge over the assets of Healthzone Limited and its subsidiaries.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

The Company faces significant risk factors and uncertainties associated with its business, including the following general description of material risk factors:

Risks Related to Our Business

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales.

Our performance is influenced by consumer perception, including with respect to the safety and quality of our products and that of similar products distributed by other companies.  Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, media attention or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective.  A product may be received favourably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change.  Future scientific research or publicity could be unfavourable to our industry or any of our particular products any may not be consistent with earlier favourable research or publicity.  Such research or publicity could have a material adverse effect on our ability to generate sales.

Our failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm our customer relationships and sales.

Our performance is subject to changing consumer trends and preferences.  Our failure to accurately assess or respond to these consumer trends could negatively impact sales, market perception and customer relationships.  The success of our new product offerings depends upon a number of factors, including our ability to:

•	anticipate customer needs;
•	innovate and develop new products;
•	successfully commercialize new products in a timely manner;
•	price our products competitively;
•	deliver our products in sufficient volumes and in a timely manner; and
•	differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our sales and operating results.

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues, and growth prospects.

          The international wellness retail and distribution industry is large and highly fragmented. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, on-line merchants, mail-order companies and a variety of other smaller participants. We believe that the market is also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. In Australia, China and elsewhere, we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products become more mainstream, we experience increased price competition for those products as more participants enter the market. Our international competitors also include large international pharmacy chains, major international supermarket chains, and other large companies with international operations. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues, and growth prospects.

We may incur product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income.

Health and skincare products carry an inherent risk of product liability.  As a retailer, direct marketer and owner of brands of health and skincare products designed for human consumption and personal use, we are subject to product liability claims if the use of our or third party products is alleged to have resulted in injury or include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances.  Most of our products are vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are mostly subject to pre-market regulatory approval in Australia.  We use contract manufacturers to produce our products.  Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.  A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our financial performance.

We may not be able to obtain insurance coverage in the future at current rates.

Our current insurance program is consistent with both our past overage and our risk management policies.  We expect to continue to carry product liability insurance in the future, although we may only be able to obtain such insurance at increased rates and/or with reduced coverage levels which could reduce our profits.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

          We have methods to identify, monitor and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales and the sales of our business partners.

          Our results, and those of our business partners to whom we sell, are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business and our revenues and profits.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

The processing, formulation, manufacturing, packaging, labelling, advertising and distribution of our products are regulated by various national, state, local and international laws and agencies of the jurisdictions in which our products are sold.  Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could results in decreased sales and increased costs to us.  Regulators may also require us to remove a certain product from their market.  Any recall or removal of products we sell could result in additional costs to us and the loss of future sales from any products that we are required to remove from the market.  Any such product recalls or removals could also lead to liability and substantial costs.  Delayed product introduction, product recalls or similar issues as a result of governmental regulation may arise from time to time, which may have a material adverse effect on our sales and operating results.

In addition, from time to time, various national, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal favourable laws or regulations or impose more stringent interpretations of current laws or regulations.  We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation, when and if it occurs, would have on our business in the future.  Such developments could require reformulation of certain products to meet new standards, recall or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labelling, additional scientific substantiation, adverse event reporting or other new requirements.  Any such developments could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations.

We rely on contract manufacturers to produce all the health food and beauty products we sell.  Disruptions in our contract manufacturers' systems or losses of manufacturing certifications could adversely affect our sales and customer relationships.

Our contract manufacturers produce 100% of our health food and beauty products.  Any significant disruptions in those operations for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or threats of terrorism could adversely affect our sales and customer relationships. and results of operations

A shortage in the supply of key raw material, or an increase in their price, could adversely affect our business.

Our products are composed of certain key raw materials.   If the prices of these raw materials were to increase significantly, it could result in a significant increase for us in the prices that our contract manufacturers and third party-manufacturers charge us for our branded products and third-party products.  Raw material prices may increase in the future and we may not be able to pass on such increases to our customers.  A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition.  In addition, if we are unable to obtain products from one or more of our suppliers on reasonable terms, our revenues could suffer.   Events such as the threat of terrorist attacks or war, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs of our products.

Disruptions to our warehouse and distribution facilities or an increase in fuel costs could adversely affect our business.

We rely on our ability to replenish depleted inventory through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea and truck. Unexpected delays in those deliveries or increases in transportation costs (including through increased fuel costs) could significantly decrease our ability to make sales and earn profits. In addition, flood, fire, hurricane, industrial action and other disruptions, labor shortages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could adversely affect our product distribution and sales until such time as we are able to secure alternate distribution.

We may not be able to acquire or successfully integrate new businesses into our business, which may prevent us from implementing strategies to grow our business.

We have acquired and plan to acquire more businesses in the future to broaden our customer base and product range, provide enhanced retail presence and provide complementary capabilities.  We could be prevented from, or delayed in, achieving our strategic goals if we are unable to complete strategic acquisitions or to integrate new businesses successfully into our business.

Our ability to engage in strategic acquisitions depends in the first instance on our ability to identify and complete suitable transactions.   We may not be able to raise the debt and equity financing necessary to fund future business acquisitions.

Even if we do complete the transactions, we may be unable to successfully integrate the personnel and/or operations of a new business.  Fully integrating this business may take longer or cost more than we anticipated, which could impact our profitability.  We have a limited operating history as one integrated business.  Investors should be aware that different accounting systems, information technology systems, staff cultures, distribution and supply arrangements and other matters may impact us.  Our performance may be adversely affected by changes such as increased overhead costs, change in management or a reduction in business from customers who do not view the combined businesses favorably.   We may be unable to achieve the operational synergies or other benefits that we had anticipated.

We are subject to risks due to the international nature of our operations.

A significant portion of our sales and operating profits are derived in international markets, including from the sale of our products through retail point of sale counters we operate in China.  The continuing operation of these counters is subject to several factors, including:

•	changes in laws relating to retail activity in China;
•	continuing commercial relations and the continuity of personnel for us and our licensee and retail counterparties in China;
•	our continuing operation and the continuing operation of our retail counterparties in China;
•	compliance by us and our licensee and retail counterparties with Chinese laws and regulations;
•	payment to us by certain retail counterparties for the sale of our products in China;
•	continuing occupation of the premises where we conduct our business; and
•	continued ability to import products into the market.

We also distribute products in Canada, Europe, Japan, mainland China, Hong Kong, Taiwan, Korea, Singapore, Malaysia and New Zealand.  Accordingly, we may be subject to greater risks due to the international nature of our business operations.

We intend to expand our international franchise presence and distribution network, particularly in China.  Any expansion of our international operations will exacerbate the effects of these risks.  These risks include, among others:

•	political and economic instability of foreign markets;
•	foreign governments' restrictive trade policies;
•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff trade barriers;
•	inconsistent product regulation or sudden policy changes by foreign agencies or governments;
•	difficulty in collecting international accounts receivable and potentially longer payment cycles;
•	difficulty in enforcing rights or pursuing legal remedies against foreign customers or business partners;
•	increased costs in maintaining international franchise and marketing efforts;
•	exchange controls; and
•	fluctuations in foreign currency exchange rates.

Any of these risks could have a material adverse effect on our international operations and our growth strategy.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

Our intellectual property rights include the trademarks of each of our businesses, domain names and, business names, many of which are registered in Australia and other countries.  Our intellectual property rights may be infringed, or we may infringe the intellectual property rights of other entities, resulting in loss of competitive advantages or significant costs in pursuing or defending legal and commercial action, unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business.  In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademarks may not receive the same degree of protection in foreign countries as they do in Australia.  Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others.  Our failure to successfully protect our trademarks could diminish the value and efficacy of our past and future marketing efforts and could cause consumer confusion, which could, in turn, adversely affect our sales and profitability.  Moreover, we may be subject to intellectual property litigation and infringement claims, which could result in significant expenses or reduced sales.

Franchise regulations could limit our ability to terminate or replace under-performing franchises, which could adversely impact franchise revenues.

As a franchisor, we are subject to national and state laws, domestically and abroad, regulating the offer and sale of franchises.  These laws impose registration and extensive disclosure requirements on the offer and sale of franchises.  The laws frequently apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise.  We may, therefore, be required to retain an under-performing franchise and may be unable to replace the franchisee, which could adversely impact franchise revenues.  In addition, the nature and effect of any future legislation or regulation on our franchise operations cannot be predicted.

Our franchisees are independent operators and we have limited influence over their operations.

          Our revenues substantially depend upon our franchisees' sales volumes, profitability, and financial viability. However, our franchisees are independent operators and we cannot control many factors that impact the profitability of their stores. Pursuant to the franchise agreements, we can, among other things, mandate signage, equipment and hours of operation, establish operating procedures and approve suppliers, distributors and products. However, the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements or standards set by federal, state and local governmental laws and regulations. In addition, franchisees may not hire and train qualified managers and other personnel. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, any delay in identifying and addressing problems could harm our image and reputation, and our franchise revenues and results of operations could decline.

We have limited influence over the decision of franchisees to invest in other businesses or incur excessive indebtedness.

          Our franchisees are independent operators and, therefore, we have limited influence over their ability to invest in other businesses or incur excessive indebtedness. In some cases, these franchisees have used the cash generated by their stores to expand their other businesses or to subsidize losses incurred by such businesses. Additionally, as independent operators, franchisees do not require our consent to incur indebtedness.

Consequently, our franchisees have in the past, and may in the future, experience financial distress as a result of over leveraging. To the extent that our franchisees use the cash from their stores to subsidize their other businesses or experience financial distress, due to over-leverage or otherwise, it could negatively affect (1) our operating results as a result of delayed or reduced payments of royalties, advertising fund contributions and rents for properties we lease to them, (2) our future revenue, earnings and cash flow growth and (3) our financial condition. In addition, lenders that are adversely affected by franchisees who default on their indebtedness may be less likely to provide current or prospective franchisees necessary financing on favorable terms or at all.

Our success depends on our executive directors and officers and other key personnel.

The growth of our operations may place a significant strain on our resources.  Inability to manage growth or integration could have a material adverse effect on our operations.  We are dependent on our management, the loss of whose services could materially and adversely affect us and impede the accomplishment of our strategic objectives.  Because of the specialized nature of our business, our ability to develop our business will depend in part upon our ability to attract and retain suitably qualified management.  There can be no assurance that we will be able to attract or retain sufficiently qualified personnel.

Risks Related to our Securities

There can be no assurance that an active trading market will develop or be maintained, for our ADR’s, and you may not be able to resell ADR’s for an amount equal to or more than your purchase price.

          While our ordinary shares are listed on the Australian Securities Exchange and may trade on that securities exchange, there is no established trading market for our ordinary shares in the United States, although our American Depositary Receipts (representing 20 ordinary shares) are quoted from time to time on the OTC Markets’ OTCQX  level.  We intend to make application to have our American Depositary Receipts, or ADR’s,  listed on the Nasdaq Global Market in the near future. There can be no assurance that our listing application will be successful.

In addition, even if we succeed in listing our ADR’s there can be no assurance that an active trading market will develop or, if such a market does develop, how liquid that market might become or whether it will be maintained. If an active trading market fails to develop or be maintained, you may be unable to sell ADR’s purchased at an acceptable price or at all.

We currently do not intend to pay dividends on our ordinary shares. Consequently, your only opportunity to achieve a return on your investment is if the price of our ADR’s appreciates.

          We currently do not anticipate paying any cash dividends for the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in the Company will be if the market price of your ADR’s appreciates and you sell your ADR’s at a profit. There is no guarantee that the price of your ADR’s will ever exceed the price that you pay for them.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our Management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001.  The majority of our directors and officers named in this Registration Statement on Form 20-F reside outside the U.S.  Substantially all, or a substantial portion of, the assets of those persons are also located outside the U.S.  As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S.  Furthermore, substantially all of our directly-owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S.  There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Because we are not necessarily required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.  The exempt provisions would be available to you if you had invested in a U.S. corporation.

However, in line with the Australian Securities Exchange regulations, we will disclose our semi-annual results which, in accordance with Australian auditing standards, are required to have a limited review semi-annually and be fully audited annually.  The information, which may have an effect on the stock price on the Australian Securities Exchange, will also be disclosed to the Australian Securities Exchange and the Securities Exchange Commission.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

In certain circumstances, holders of ADRs may have limited rights relative to holders of ordinary shares.

The rights of holders of ADRs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon.  For example, although ADR holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADR holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that the holders of ADRs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADRs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us.

We may experience product recalls, which could reduce our sales and margin and adversely affect our results of operations.

          We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products. The last recall we experienced was in 2003 in a company which we  acquired. Other than this, there have been no product recalls since the Company’s formation in 2006. Any additional recall, withdrawal or seizure of any of the products we formulate, manufacture or sell would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and decrease demand for our products.

          As is common in our industry, we rely on our third-party vendors to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnification and/or insurance from our vendors. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operation.  Although we have received representations from our third-party vendors that these products comply with applicable regulatory and legislative requirements, if it is determined that any ingredients in our products do not comply with applicable regulatory and legislative requirements, we could be required to recall or remove from the market all products containing such ingredient, which could materially and adversely affect our business, financial condition and results of operations. In the past, we have attempted to offset any losses related to recalls and removals with reformulated or alternative products; however, there can be no assurance that we would be able to offset all or any portion of such losses related to any future removal or recall.

Privacy protection is increasingly demanding, and the introduction of electronic payment exposes us to increased risk of privacy and/or security breaches as well as other risks.

          The protection of customer, employee, vendor, franchisee and other business data is critical to us. Federal, state and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers, vendors and franchisees. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, and may see the imposition of new and additional requirements. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us and our franchisees. In addition, customers and franchisees have a high expectation that we will adequately protect their personal information. If we or our service provider fail to comply with these laws and regulations or experience a significant breach of customer, employee, vendor, franchisee or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines, or lawsuits.

          The use of credit payment systems makes us more susceptible to a risk of loss in connection with these issues, particularly with respect to an external security breach of customer information that we or third parties (including those with whom we have strategic alliances) under arrangements with us control. In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employee, customer, vendor, franchisee third-party, with whom we have strategic alliances or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This could harm our reputation as well as divert management attention and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. In addition, if our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved earnings and stock price decline. Our brand reputation would likely be damaged as well.

If we cannot open new company-owned stores on schedule and profitably, or if our new store formats are not successful, our planned future growth will be impeded, which would adversely affect sales.

          Our growth is dependent on both increases in sales in existing stores and the ability to open profitable new stores. Increases in sales in existing stores are dependent on factors such as competition, store operations and other factors discussed in these Risk Factors. Our ability to timely open new stores and to expand into additional market areas depends in part on the following factors: the availability of attractive store locations; the absence of occupancy delays; the ability to negotiate acceptable lease terms; the ability to identify customer demand in different geographic areas; the hiring, training and retention of competent sales personnel; the effective management of inventory to meet the needs of new and existing stores on a timely basis; general economic conditions; and the availability of sufficient funds for expansion. Many of these factors are beyond our control. Delays or failures in opening new stores, including our new store formats, or achieving lower than expected sales in new stores and new store formats, or drawing a greater than expected proportion of sales in new stores or new store formats from our existing stores, could materially adversely affect our growth and profitability. In addition, we may not anticipate all of the challenges imposed by the expansion of our operations and, as a result, may not meet our targets for opening new stores, remodeling or relocating stores or expanding profitably.

          Some of our new stores may be located in areas where we have little or no meaningful experience or brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new stores to be less successful than stores in our existing markets. Alternatively, many of our new stores will be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

ITEM 4:	INFORMATION ON THE COMPANY

4A.	History and Development of the Company

Healthzone Limited (“Healthzone”, the “Company”, “we” or “us”, which includes our consolidated subsidiaries) is an Australian public company, limited by shares. We were incorporated on March 8, 2006 and operate under the Corporations Act 2001 (Act No.50 of 2001, as amended). The Company was admitted to the official list of the Australian Securities Exchange on 6 November 2006, and its Australian Business Number is 79 118 715 772).

The Company operates a portfolio of distribution, consumer product and retail businesses in the Wellness sector. A brief chronology of our history follows.  All amounts are in Australian dollars unless otherwise indicated:

Date	Event	Background
March 8, 2006	Incorporation

November 11, 2006	Listing on ASX
The Company raised $4 million through the offer of 8,000,000 shares of 50 cents each.  A further 22.9 million shares were issued to acquire a number of businesses comprising:
-  Aurinda Health Products which produced at that time approximately 40 supplement and vitamin products in Australia for marketing through 1400 + counters in China.
-  Bod Beauty Products which produced 40 premium beauty products in Australia for international distribution.
-  5 Healthzone Stores, the Healthzone Master Franchise and the Healthonline Electronic Store.

January 31, 2007	Acquisition of 3 Sydney CBD Stores
The business acquired 3 Healthfood stores in the Sydney central business district for $1.385 million. The stores had an annual turnover of $3.1 million . In addition the stores provided an additional 20,000 loyalty club members.

The Company also established at this time a number of Healthzone Stores in China – 5 in Shanghai.

The Bod product range was introduced to the Healthzone stores.

February 5, 2007	Strategic Alliance – Wild Food Natural Health Markets	Healthzone took a minority interest (20%) in Wild Food Natural Health Markets Pty Limited – with a view to supplying product to this channel and further develop the Wild Food concept.

May 7, 2007	Business Acquisition	Healthzone acquired a retail store at Randwick (Sydney NSW Australia) with annual turnover of $1.4 million for $315,000 plus stock value.

October 8, 2007	Acquisition of Health Minders
This was a major acquisition for Healthzone. Health Minders was Australia’s leading health food distributor (being established for over 25 years) and retail chain with combined revenue of $86.9 million. The purchase consideration was $9.4 million and an earn out component to be settled in shares, plus $2.5 million for trading stock. The earn out component comprised an issue of 5,646,481 shares at 48.4 cents per share settled in February 2009.

This acquisition transformed Healthzone into Australia’s largest health food distributor and health food retail chain. Along with the distribution business the company acquired a franchise operation of 120 Healthy Life and DVC health food stores and a data base of over 400,000 members at the date of acquisition.

October 18, 2007	Market Update
The Company now comprised the following:

Retail – 9 company owned stores
-120 + Franchised stores

Distribution – Australia’s largest healthfood distributor with international to Asia, Europe and North America.
Products – 300 + Healthy Life health food products
                 - 45 Aurinda Health care products
                 - 40 Bod skincare products

The Company proceeded to extract synergy value from acquisitions by rationalising distribution costs and elevating sales to company owned and franchise stores. Organic growth included development of product range and expanding market scope (pharmacy and non health food products)

November 13, 2007	Business Integration
The Bod premium skincare and beauty products range was integrated with the Health Minders distribution business generating savings through the integration of logistics and providing the Bod business with the administration, marketing and customer service resources of the Health Minders; national distribution and national franchise network.

November 27, 2007	Capital Raising	The Company raised $6 million with the issue of 10 million shares to professional and sophisticated investors. The funds were used to reduce debt and pursue growth and acquisition opportunities.

June 30, 2008	Acquisition of Jasham International	Healthzone acquired the national beauty and fragrance distributor Jasham International. This gave Healthzone access to the 1700 pharmacies and department stores being supplied by this company.

November 28, 2008	Business Update
Business focussed on:

•  Securing distribution agreements with new suppliers since the Health Minders business was acquired in October 2007;
•  Improving services to distribution and franchise businesses, including customer services,  merchandising, marketing and training and developing value-added services to be provided to distribution business customers with a view elevating distribution business margins and sustainable competitive advantages;
•  Cross selling Healthzone’s proprietary products in company owned and franchised stores;

•  Expanding distribution of  the company’s skincare and hair care products in overseas markets, including in Europe and large retail chains in Australia;
•  Aligning the interests of the Company’s franchisees with objectives and achieving a 10% to 30% uplift in the purchases by franchisees of products from the Health Minders distribution business;
•  Developing initiatives to expand gross profit margins from early 2009 through syndicated buying and  forward commitments to stock purchases;
•  Expanding Healthzone’s offering to the predominantlly pharmacy market of Jasham;

•  Enhancing Healthzone’s management team in the areas of finance, sales, distribution and marketing; and
•  Upgrading information systems to enhance operating efficiency and market intelligence.
•  The company developed more than 80 natural alternative products during 2008.

July 7, 2009	Business Update
Brands

Healthzone derives gross profit margins of 20% to 80% for sales of Healthzone proprietary brands as compared to traditional wholesale distribution margins in the vicinity of 12%. Healthzone is now focussed on generating maximum return from Healthzone’s position as Australia’s leading health food channel distributor through distribution of higher margin products.

Healthzone has grown its proprietary brands portfolio to more than 300 products in response to demand for specialised health food products by national franchisees and wholesale customers. Healthzone’s proprietary brands provide important strategic advantages, including security of supply, greater control, response to market needs, enterprise value and invested support by franchisees and health food retailers who require specialised health food products.

Natural Alternative Products

Healthzone’s “Natural Alternative” range of more than 100 products was launched in the second quarter of fiscal year 2009, which includes functional foods and “free-from” foods, teas, cleaning products, natural body care and hair care products. Healthzone is progressing growth of the Natural Alternative range to more than 300 products in 2010.

Healthzone has developed the Natural Alternative range exclusively for the health food channel, which includes national retailers and Healthzone’s network of more than 120 stores. The Natural Alternative range provides strategic advantages to Healthzone, including health food channel loyalty, sales expansion to non Healthzone franchised stores, higher profit margins, control of supply arrangements and better response to the needs of Healthzone’s retail customers.

HL Vitamins and Supplements

Healthzone launched the “HL” range of vitamin and supplement products in fiscal year 2009, which now consists of  more than 65 products with attractive gross profit margins. The HL range is distributed exclusively through the Healthy Life retail franchise and equips Healthzone with the ability to develop products in response to emerging needs of consumers and retailers in Healthzone’s distribution channels. Healthzone’s national network of stores will underpin demand for HL products with support by Healthzone’s national sales team. Healthzone is continuing development of HL products designed for the needs of our national customers.

Healthy Life Foods

The Healthy Life Foods range consists of more than 50 functional food products and Healthzone is currently reviewing production and supply arrangements to enhance gross profit margins of this business. This range is supported by national marketing initiatives and Healthzone’s national retail network.

Bod Skincare and Beauty Products

The Bod range premium skincare and beauty has enjoyed continued international growth with further penetration into international markets, including the United States and the United Kingdom. In Australia, Healthzone has increased distribution of the Bod range to more than 300 stores with initiatives in progress to increase sales to Healthzone’s 2,000+ pharmacy customers from fiscal year 2010. Healthzone is continuing expansion of the Bod range, including development of products for the growing ‘certified organic’ sector.

Aurinda Vitamins and Supplements

The Aurinda range of vitamins and supplements is distributed in China’s health and beauty markets, which are estimated to be more than three times the size of the Australian market and growing at a faster rate.

In fiscal year 2009, Healthzone expanded distribution of Aurinda products to the Chongqing and Xi’an provinces, which have populations of 13 million people with plans for further expansion to Cheng Du, Da Lian, Qing Dao and San Xi with populations of more than 55 million people in fiscal year 2010. 5 new products were developed in fiscal year 2009 with plans to market 15 new products in Australia in fiscal year 2010 with the support of Healthzone’s national sales team.

Distribution

Healthzone is strengthening its capabilities to satisfy demand for one-stop supply and expertise of both health and beauty products by pharmacies, health food stores and department stores. Healthzone successfully integrated the Health Minders and Jasham businesses during the year and further enhanced its distribution capabilities in fiscal year 2009 with the acquisition of the Pro-Hair and Alexem businesses.  Pro-Hair is a hair care distribution business, which provides channel opportunities for the distribution of hair care and beauty products, including Healthzone brands. Alexem is an exclusive fragrance distribution business and provides Healthzone with distribution to large department stores, including the national Big W and Target chains.

Health Minders

Health Minders has been established for more than 20 years and is Australia’s leading distributor to the health food channel. Key profit growth activities for the Health Minders business include:

- distribution of proprietary brands which provide gross margins of 20% to 80%, compared to traditionalwholesale distribution margins in the vicinity of 12%;

- value add and brand management services which provide Healthzone with margins of more than 20%, potential equity in third party brands and competitive advantages in the health foods distribution sector ;

- focus on high margin, such as pharmacy products, which  provide average margins of 20%; and

- increasing the proportion of stock purchased by Healthzone banner stores from Health Minders by more than 40%.

Fiscal year 2009 performance of the Health Minders business was impacted by lost sales due to stock shortages by major suppliers in the vicinity of $10 million, which is not expected to recur in fiscal year 2010 and which will be partially mitigated through expansion of Healthzone proprietary product sales. fiscal year 2009 performance was also partially impacted by the integration of South Australian operations into Healthzone’s existing facilities for the purpose of improve service and EBITDA margins.

Jasham

In fiscal year 2009, Healthzone successfully integrated the Jasham pharmacy channel distribution business. The number of outlets in the pharmacy channel market is more than 5 times the number of outlets in the health food channel with distribution margins being 60% more than the Health Minders business and shorter cash flow cycles.

Healthzone is achieving early success with growth of the Jasham business, including:

- expansion of Jasham’s customers to include 150 new retailers, including  Priceline, Big W, Optimal Systems, Noel Allen, Tomeo Lasset and Miracle Management;

- more than $1 million of new cosmetics sales in fiscal year 2009 with average gross margins of 25% and activities to significantly expand cosmetics sales; and

- enabling access by suppliers (and Healthzone brands) to Jasham’s 1,700+ national pharmacy channel.

Franchise

In fiscal year 2009, Healthzone strengthened its national franchise through consolidation of the Healthy Life, DVC and Healthzone banners into one Healthy Life brand. This consolidation greatly enhances the value of Healthy Life, is expected to result in increased supplier-marketing revenues and improve efficiencies in operations, management and marketing.

Healthzone has implemented a range of strategic initiatives through its Project 2010 program to boost profitability of its franchise and distribution businesses. These activities are resulting in greater market influence, support by franchisees of Healthzone initiatives and increased distribution sales by Health Minders. Progress of these initiatives is very encouraging with scope to generate further profits in fiscal year 2010.

Healthzone is advancing the international growth of the Healthy Life franchise with establishment of a master franchise in China. Under the terms of master franchise, Healthzone will be entitled to royalties of $700,000 for 2 years plus royalties of 25% of network sales in China from 2012 in addition to an up-front licence fee of $1.5 million. Healthzone will retain first rights for greater participation in growth of the China franchise through investment. Benefits of the China master franchise include development of a national retail network in China, which will provide an export pipeline for proprietary brands and provide Health Minders customers with direct access to China’s large and growing health markets.

Other

Healthzone has appointed eight national sales executives with objectives to accelerate sales of Healthzone’s proprietary brands and strengthen the Health Minders and Jasham businesses with brand management and sales capabilities. Healthzone’s national sales team reports directly to Healthzone’s Executive Chairman Peter Roach.  The national sales team will cross promote the services of Health Minders, Jasham and Healthzone retail.

During the fiscal year, Healthzone successfully concluded a convertible note issue to provide Healthzone with $650,000 working capital for brands development and trading stock. The convertible note was issued with a 9.0% interest rate and will convert to shares on 31 December 2009 at the 5-day average closing price of Healthzone shares preceding conversion.

January 18, 2010	Share Placement
Placement of 7.3 million shares to raise $2.2 million to enable continued growth.

Launch of new Bod Ecology range including 14 new products.
-
Planned launch of 270 new products in 2010.

Launch of new product ranges at Natural Products Expo West in March 2010.
-
Continued expansion of distribution business with new agreements in North America.-

April 14, 2010	Launch of ADR Program & OTCQX quotation USA	Healthzone launched ADR Program and dual quotation on the OTCQX exchange in the USA. Program sponsored by BNY Mellon.

May 3, 2010	International Expansion	Healthzone announces opening of 2 Healthy Life stores in China, and additional sites secured. Signs distribution rights for Canada’s leading Omega 3 brand – Ascenta.

July 5, 2010	Acquisition of Retail Stores in Australia
Healthzone announced the acquisition of 19 Healthy Life Stores (previously a franchisee) which we believe will allow the Company to drive its own brand and distributed products through these stores delivering a substantially higher margin.

August 3, 2010	Strategic Alliance with Eu Yan Sang
Healthzone establishes a strategic alliance with Eu Yan Sang (EYS) a leading health care company in Asia with 162 retail stores, GMP certified manufacturing facilities, and a distribution network covering Singapore, Malaysia, Macau and Hong Kong. EYS acquired 14.99% of Healthzone,acquiring 7.3 million shares on the open market and a further 4.6 million shares in a private placement..Through this alliance:

-EYS will enter the Australian health, beauty and natural health products market via Healthzone.

-Healthzone will expand its Asian operations via EYS’ retail manufacturing and distribution network.

-EYS will access Healthzone’s retail network in China and partner with Healthzone in the expanding  Healthy Life China.

August 3, 2010	Share Placement
Healthzone completes share placement of 30 million shares to raise $9 million. The funds to be used in brand development, accretive business acquisitions, and working capital for business expansion in Australia and China.

This placement was largely to international investors expanding Healthzone into a global company and improving trading liquidity.

June 9, 2011	Brand Development	Announces development of 42 new Healthy Life nutritional supplements and more than 50 new natural alternative nutritional supplements in first half of fiscal year 2012.

June 10, 2011	Share Placement	The Company will issue up to 52 million shares at 38 cents each and one attaching warrant for every five shares. The proceeds are intended for acquisitions and brand development.

The Company’s registered and records office is located at 316 Horsley Road Milperra NSW 2214, Australia.  Its telephone number is +(612) 9772 7100

4B.	Business Overview

General

Healthzone’s businesses are comprised of three principal segments, namely, Company-Owned Health and Beauty Products, Wholesale Distribution and Retail Distribution.

Each business provides what our management believes are immediate opportunities for earnings growth through business development and integration.  A brief description of each segment is as follows:

Company-Owned Health & Beauty Products

•	Consists of more than 120 “Natural Alternative” products, including food, skin and body care and household cleaning products.
•
Includes the “Bod” range of premium skincare and beauty products, produced in Australia for sale in Australia, Japan, Hong Kong, Taiwan, Korea, Canada, Europe, Singapore, Malaysia and New Zealand. We intend these products will be the target of further development of the significant export market potential.

•	Includes the “Aurinda” range of more than 45 vitamin and supplement products produced in Australia for export and local sale.
•	Includes the “Healthy Life“, or “HL”, range of health foods and beverages which are sold exclusively through Healthy Life stores.
•
Also includes more than 65 “HL” vitamin, herbal and mineral supplement products which are sold exclusively through Healthy Life stores in Australia with exclusive distribution agreements being developed for China, where there are a currently 3 Healthy Life stores.

The Company’s products are contract manufactured in Australia and New Zealand for distribution to customers through Healthzone’s national and international retail and wholesale distribution networks.  Healthzone monitors market intelligence through its retail, franchise and wholesale distribution networks and develops products according to consumer preferences.

The Company has grown its proprietary brands portfolio to more than 300 products in response to demand for specialised health food products by national franchisees and wholesale customers. Healthzone’s proprietary brands provide what our management believes are important strategic advantages, including security of supply, greater control, response to market needs, enterprise value and invested support by franchisees and health food retailers who require specialised health food products.

Natural Alternative Products.  Healthzone’s “Natural Alternative” range of more than 120 products includes functional foods and “free-from” foods, teas, cleaning products, natural body care and hair care products. Healthzone intends to grow its Natural Alternative range to more than 300 products in 2011.  Healthzone has developed the Natural Alternative range exclusively for the health food channel, which includes national retailers and Healthzone’s network of more than 120 stores. The Natural Alternative range provides what our managememt believe s are strategic advantages to Healthzone, including health food channel loyalty, sales expansion to non-Healthzone franchised stores, higher profit margins, control of supply arrangements and better response to the needs of Healthzone’s retail customers.

HL Vitamins and Supplements. The “HL” range of vitamin and supplement products consists of more than 65 products with attractive gross profit margins. The HL range is distributed exclusively through the Healthy Life retail franchise and equips Healthzone with the ability to develop products in response to emerging needs of consumers. The Company believes that its national franchise network of stores will underpin demand for HL products with the support of Healthzone’s national sales team.

Healthy Life Foods.  The Healthy Life Foods range consists of more than 300 functional food products.  Healthzone is currently reviewing production and supply arrangements to enhance gross profit margins of this business. This range is supported by national marketing initiatives and Healthzone’s national retail network.

Bod Skincare and Beauty Products.  The ‘Bod’ range of premium skincare and beauty products, produced in Australia for sale in Australia, Japan, Hong Kong, Taiwan, Korea, Canada, Europe, Singapore, Malaysia and NZ. The Bod range enjoyed continued international growth in fiscal year 2010 with further penetration in North America and Europe.  In Australia, Healthzone has increased distribution of the Bod range to more than 300 stores with initiatives in progress to increase sales to Healthzone’s 3,300 pharmacy customers from fiscal year 2011. Healthzone is continuing expansion of the Bod range, including development of products for the growing ‘certified organic’ sector.

Aurinda Vitamins and Supplements.  The Aurinda range of vitamins and supplements is distributed in  health and beauty markets in China, which our management estimates is more than fifteen times the size of the Australian market and growing at a faster rate. In FY2010, Healthzone expanded distribution of Aurinda products to Chongqing and Xi’an provinces with plans for further expansion to Cheng Du, Da Lian, Qing Dao and San Xi in fiscal year 2011.

Wholesale Distribution

•	Healthzone Solutions, which is Australia’s largest national health food distributor with two distribution center facilities in Sydney and Perth.
•	Jasham International, a parallel market beauty and fragrance product distributor to more than 3,300 pharmacies and department stores in Australia.
•	Healthzone International, which distributes our products through more than 1,600 outlets in China.
•	Wholesale distribution of our products in North America, Europe and Asia.

Healthzone earns distribution margins for the sales of third party supplier products through its national distribution network to more than 5,000 retailers in the health food, pharmacy and grocery retail segments. Healthzone also benefits from marketing contributions and rebates from suppliers who sell their products through Healthzone’s distribution channels, including the Healthzone Solutions catalogue and Healthy Life marketing programs.

Our management believes that key drivers of distribution gross profits include the volume and range of supplier products that Healthzone distributes, economies of scale and fees for value added services that Healthzone provides to suppliers, including logistics, marketing and market intelligence services.

Healthzone currently plans to strengthen its capabilities to satisfy demand for one-stop supply and expertise of both health and beauty products by pharmacies, health food stores and department stores.

Retail

•	Healthy Life, a national health food retail franchise, established for more than 20 years with more than 120 health food retail stores, including company stores.
•	Healthy Life, the Company’s first store in China, is now open in Shanghai.
•	The Healthy Life Catalogue, a wellness products catalogue for retailers, which is complemented by electronic ordering, news and communications systems.
•	More than 550,000 registered members of the Company’s loyalty club.
•	Healthy Life News magazine, which has a circulation of more than 6 million copies per annum.
•	On the 30 June 2010, Healthzone acquired Gold Mist Health Pty Limited, which had previously been a franchisee of the Company operating 19 stores.

The Company has direct access to consumers through more than 120 national stores including the Healthy Life health food retail franchise and company owned stores. Healthzone is able to obtain daily market intelligence through these stores with respect to consumer preferences for products, pricing, packaging and merchandising.

Healthzone earns franchise revenues from more than 120 franchised stores, being a percentage of Franchisee sales and margins from the sale of products to franchised stores. Healthzone also benefits from marketing contributions and rebates from suppliers who sell their products through Healthzone’s retail channels and participate in Healthzone’s media distribution channels such as the Healthy Life magazine with a circulation of more than 6 million copies per annum, retail e-commerce systems, in-store and electronic point of sale marketing and special marketing events in stores.

Key drivers of revenue include the number of franchised stores, sales turnover in those stores, purchases by franchisees from Healthzone’s distribution businesses, superior customer service, consumer demand for health food products, brand marketing, merchandising and group purchasing power.

Healthy Life Franchise

Healthzone has strengthened its national franchise through consolidation of the Healthy Life and Healthzone banners into one Healthy Life brand. Our management believes that this consolidation greatly enhances the value of Healthy Life and is expected to result in increased supplier-marketing contributions and efficiencies.

Healthzone plans to advance the international growth of the Healthy Life franchise with the establishment of a master franchise in China, which provides revenues, development of a national retail network in China, an export pipeline for proprietary brands and provides Healthzone Solutions customers with direct access to China’s large and growing health markets.

The Company’s Principal Markets

AUD$'000	2008	2009	2010

Revenue
Australia	60,140	101,830	109,239
China	4,255	3,492	4,111
Intersegment	-672	-1,390	-657
	63,723	103,932	112,693

Wholesale	53,197	95,308	108,317
Retail	8,807	8,179	7,631
Intersegment	-1,851	-4,107	-9,028
Other	3,570	4,552	5,773
	63,723	103,932	112,693

Seasonality

Some of the Company’s product categories experience higher or lower demand depending on the season.  For instance, immune-enhancement products receive higher response rates in winter time than in other seasons, whereas weight loss programs are more popular during the summer.  The Company’s experience is that the high and low demand products generally balance each other. In addition, the Company has its natural hedge against seasonality due to its location in the southern hemisphere, which allows sales of our summer products during winters in the northern hemisphere, and vice versa.

Our management believes, however, that the trend in the wellness industry is toward less and less seasonal fluctuation, as people start to care about their general well-being and health year-round, instead of simply during particular seasons. Thus, our management believes that seasonality will play a diminishing role in the wellness industry in the future.

Manufacturing

The Company does not manufacture any products on its own. All production is undertaken on a contract manufacture basis by a number of third party accredited manufacturers, and the Company works to ensure alternative manufacturers are available to limit risk associated with any one manufacturer.

Our products are sourced from Australia and New Zealand. Our management believes that these products are generally available in ample quantities and are not subject to significant price volatility.  Where there is concern over adequate supply the Company attempts to ensure that stock levels are adequate to meet projected demand through the use of historical sales scan data, and prepares its forecasts and plans its purchases accordingly. Every product purchase order by the Company is in itself a contract to manufacture. At any given time there may be 100 or more purchase orders outstanding with different companies. We do not contract with any of our third-party manufactures on a base contract basis.

Intellectual Property

While the Company is not dependent on patents or licences, we believe trademark protection is particularly important to the maintenance of the recognized proprietary brand names under which we market our products . The Company owns a body of intellectual property comprising product formulas and bills of materials for its product ranges.  The company has also registered and protected the many brand names, servicemarks and trademarks it markets its products under, both in Australia and internationally.  We protect our intellectual property rights through a variety of methods including trademark and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our formulas and brands.

Marketing and Distribution

Australia:  The total size of the wellness sector in Australia, which includes health supplements, vitamins, natural skincare, health food (ie. organic, gluten-free, free range) as well as other natural remedies, foods and products, is estimated at $2.1 billion.

 The Australian market currently has four channels for the distribution and sale of vitamins, supplements and health food products; the breakdown below shows approximate annual figures for each channel out of the $ 2.1 billion quoted above .

·	Health Food stores —	$500 million;
·	Pharmacy —	$1.1 billion;
·	Grocery —	$400 million;
·	E-Commerce/Other —	$100 million.

We believe we benefit from this environment in that we have a competitive advantage for our proprietary brand products and strong retail support from our primary channel of health food stores. We believe that the exclusivity of our products also permits us to sell them at higher margins compared to products sold through a marketing strategy covering all the channels listed above.

Further, our management believes that our model of vertical integration provides competitive advantages as we are respectively, the brand owner, distributor, retailer and franchisor, thereby increasing our margins at each element of the cycle.

China:   Our management believes there are currently three main distribution and sales channels in China, namely, pharmacy, grocery and online channels. Healthy Life stores are only just being established as a new channel in the China sector and do not yet provide a measurable catergory. The Company currently plans to grow this new business sector. We currently estimate the total size of the Chinese market is approximately $30 billion growing at 17.5% per annum but no specific breakdown is available for each of the above categories. Competition primarily exists between imported and locally made products and Healthzone’s products are currently covered by both pharmacy and grocery channels with very few sold through online stores. We believe that Chinese consumers view Australian and New Zealand sourced-products as clean, green, pure and natural, which gives us the ability to position our products at a higher pricing points compared to locally made products or products imported from elsewhere.

Governmental Regulation

Australia – all products are strictly regulated by the Australian Therapeutic Goods Administration TGA (Therapeutic Goods Administration) and unless they are classified as Food - eg nuts, healthy oil, each product is required to be registered with TGA and to obtain a AUSTL number. For Healthzone products, all of our supplement and vitamin products are subject to TGA and have their  respective AUSTL numbers. The skin care and food range are not subject to any TGA regulation and are not required to have AUSTL numbers.

China - all supplements, vitamins and general food and related products (including medical devices) are governed and regulated by SFDA (State Food and Drug Administration PR.China).   Healthzone currently have 46 registered SKUs in China with 6 having obtained the "Healthy Food" (Blue Cap) registration and the balance under "General Food". Of these "General Food", 10 SKUs are now being registered under "Healthy Food" and we anticipate to receive the final approval by August 2011.  Healthzone currently has 150 products in the pipeline with the respective paperwork being prepared for application in the "General Food" category. We expect these to be completed and approved by September 2011. HZL are not registering product outside of Australia and China.

4C.	Organizational Structure

The following is a list of the Company’s subsidiaries as of the date of this report, along with their jurisdiction of formation and percentage of ownership and voting control by the Company.

Name	Jurisdiction	% ownership
		and voting power

Bod International Pty Limited	Australia	100
Healthzone Solutions Pty Limited	Australia	100
Health Minders International Pty Limited	Australia	100
Health Minders (WA) Pty Limited	Australia	100
Healthy Life Partners Pty Limited	Australia	100
Health Minders Finance Pty Limited	Australia	100
Super Boost Effervescent Vitamins Pty Limited	Australia	100
Health Minders Milperra Pty Limited	Australia	100
DVC Discount Vitamin Centres Pty Limited	Australia	100
NHB China Limited	China	100
Newco (Victoria) Pty Limited	Australia	100
Jasham International Pty Limited	Australia	100
HZL1 Pty Limited	Australia	100
HZL2 Pty Limited	Australia	100
HZL3 Pty Limited	Australia	100
Healthy Life China Pty Limited*	Australia	1
HZL5 Pty Limited	Australia	100
Health Minders Pty Limited	Australia	100
Gold Mist Health Pty Limited	Australia	100

* All subsidiaries are wholly owned with the exception of Healthy Life China Pty Limited, a company over which the Company exercises significant influence and of which it will acquire the balance of the shares subject to certain conditions. The Company  is the exclusive supplier of products for sale to Healthy Life China, and owns the Healthy Life franchise system  The Company participates directly in all the stages of project development for Healthy Life China and development of company owned products for China. The company develops the China franchise system and structure based on the model and system originated from Australia which is also owned by the company. The recruitment of all the new franchisees and any material development for China market are approved only by the company prior to implementation and execution in China. Michael Wu, the executive director of the Company is relocating to China to assist and be in charge of the development of the project together with Healthy Life China Pty.Ltd. The Company’s directors also represent the majority of the board for Healthy Life China.

4D.	Property, Plant and Equipment

Property, Plant And Equipment

As of June 30, 2010

Fixtures &	Fixtures &	Plant &	Information	Motor
Consolidated	Fittings	Equipment	Technology	Vehicles	Total
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cost	2,003	926	60	53	3,042
Accumulated depreciation	(170)	(324)	(30)	(24)	(548)
Carrying amount	1,833	602	30	29	2,494
Movement
Carrying amount at 1 July 2009	126	479	35	53	693
Additions	(6)	(144)	(20)	-	(170)
Additions from business acquisitions	1,752	139	-	-	1,891
Disposals	(2)	(2)	-	(15)	(19)
Depreciation expense	(49)	(158)	(25)	(9)	(241)
Carrying amount at 30 June 2010	1,833	602	30	29	2,494

Plant and equipment has been pledged as security against borrowings.

As of May 31, 2011 (unaudited)	Fixtures &	Plant &	Information	Motor
	Fittings	Equipment	Technology	Vehicles	Total
Cost	2,700	1,062	63	93	3,918
Accumulated deprectaion	(563)	(510)	(46)	(37)	(1,156)
Written down value	2,137	552	17	56	2,762

The above assets are secured by a fixed and floating charge, to secure the repayment of borrowings from CBA (Commonwealth Bank Australia)

The Company has rationalised its warehouses in Australia with significant savings and has no current plans to expand warehouse facilities.

Our management believes that there are no environmental issues surrounding the warehousing and distribution of the Company’s products through retail stores.

All the Company’s real estate is leased under operating leases.  Leases are generally for terms of 5 years and generally negotiated and renewed without issue with long-term relationships with landlords securing tenure on market terms. A schedule of the Company’s operating leases and lease terms are as follows; terms used are indicated below:

HZS = Healthzone Solutions Pty Limited

NSW = New South Wales

WA = Western Australia

DVC = Discount Vitamin Centre Pty Ltd.

Store	Type	Head Lease	Owner	Ownership	Lease End	Total rent annual

HZS
W'house - NSW	HZS	Health Minders	NSW	Company	30/04/12	386,053.00
W'house – WA	HZS	Health Minders	WA	Company	Renewal phase	75,018.12

HZL
Eastgardens (264)	Healthzone	Healthzone Ltd	Westfields Ltd	Company	31/07/16	223,950.32
Eastgardens (343)	Healthzone	Healthzone Ltd	Westfields Ltd	Company	31/07/11	185,547.44
Maroubra	Healthzone	Healthzone Ltd	Clycut Pty Ltd	Company	16/11/17	85,650.00
World Square	Healthzone	Healthzone Ltd	Multiplex Latitude Pty Ltd	Company	25/05/16	95,524.70
Greensborough	Healthzone	Healthzone Ltd	M.A Zeltoff	Company	11/01/13	87,750.00
DVC King Street	DVC	Healthzone Ltd	Tri-Anta Pty Ltd	Company	19/05/14	219,950.00
Randwick	Healthzone	Healthzone Ltd	AMP Royal Randwick P/L	Company	10/09/15	162,550.00
Moonee Ponds	Healthy Life	Health Minders	Mirvac Funds Limited	Company	26/03/12	62,935.00

GMH
HL Airport West	Healthy Life	Goldmist Health Pty Ltd	Westfield	Company	04/04/14	95,400.00
HL Belconnen	Healthy Life	Goldmist Health Pty Ltd	Westfield	Company	08/10/14	125,762.95
HL Bondi Junction	Healthy Life	Goldmist Health Pty Ltd	Westfield	Company	31/08/11	237,337.96
HL Box Hill	Healthy Life	Goldmist Health Pty Ltd	Centro	Company	17/01/15	151,317.27
HL Brookvale	Healthy Life	Goldmist Health Pty Ltd	AMP	Company	13/06/15	211,939.75
HL Burwood	Healthy Life	Goldmist Health Pty Ltd	P.T Limited	Company	31/03/12	114,999.96
HL Carindale	Healthy Life	Goldmist Health Pty Ltd	Westfield	Company	30/04/12	323,020.25
HL Carlingford	Healthy Life	Goldmist Health Pty Ltd	GPT Property Mgt	Company	Renewal phase	148,635.93
HL Colonnades	Healthy Life	Goldmist Health Pty Ltd	CPM	Company	15/08/11	104,858.73
HL Dandenong	Healthy Life	Goldmist Health Pty Ltd	GPT Property Mgt	Company	15/03/14	130,299.82
HL Kippa-Ring	Healthy Life	Goldmist Health Pty Ltd	Retail First	Company	Renewal phase	98,890.47
HL Penrith	Healthy Life	Goldmist Health Pty Ltd	Westfield	Company	31/01/13	114,387.93
HL Sylvania	Healthy Life	Goldmist Health Pty Ltd	ISPT	Company	30/09/16	108,968.07
HL Waverley Gardens	Healthy Life	Goldmist Health Pty Ltd	Mirvac	Company	11/04/12	75,363.71
DVC Southland (Cheltenham)	DVC	Goldmist Health Pty Ltd	Westfield	Company	25/05/12	111,003.93
WF Bondi Junction	Wild Foods	Goldmist Health Pty Ltd	Westfield	Company	30/06/16	415,939.75
HL Helensvale	Healthy Life	Goldmist Health Pty Ltd	Westfield Trust	Company	12/04/16	141,855.00
HL Hurstville	HealthyLife	Goldmist Health Pty Ltd	Westfield Trust	Company	08/05/16	126,027.20

Franchised stores for which HZS is the head lessee
Browns Plains	Healthy Life	Health Minders	Perpetual Nominees Pty Limited	Franchisee	30/06/11	117,548.81
Cheltenham	DVC	Health Minders	Ventana Pty Ltd	Franchisee	26/08/14	116,009.03
Chermside	Healthy Life	Health Minders	Wesfield	Franchisee	29/04/16	167,793.00
Colonnades	DVC	Health Minders	CPT Manager Limited	Franchisee	26/03/12	93,056.50
Karrinyup	Healthy Life	Health Minders	AMP Capital Investors	Franchisee	30/09/11	188,855.99
Loganholme	Healthy Life	Health Minders	QIC	Franchisee	27/10/11	116,500.28
Miranda	Healthy Life	Health Minders	Perpetual Trustee Company Limited	Franchisee	20/11/11	171,811.36
Mt. Gravatt	DVC	Health Minders	Westfield Management Limited	Franchisee	05/10/11	109,386.54
Myer Centre	Healthy Life	Health Minders	Perpetual Trustees Australia	Franchisee	31/07/16	201,238.00
Newmarket	Healthy Life	Health Minders	Newmarket Properties Pty Limited	Franchisee	27/11/13	72,593.18
Noosa	Healthy Life	Health Minders	Mirose Pty Ltd	Franchisee	11/10/13	68,740.97
Queens Plaza	Healthy Life	Health Minders	Perpetual Trustees Pty Limited	Franchisee	31/05/11	183,436.43
Springfield	Healthy Life	Health Minders	Perpetual Nominees Pty Limited	Franchisee	14/03/13	89,353.80
Tuggerah	Healthy Life	Health Minders	Westfield	Franchisee	24/05/13	114,975.00

ITEM 4A:      UNRESOLVED STAFF COMMENTS

None.

ITEM 5:         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Healthzone Ltd operates a portfolio of distribution, consumer product and retail business and is a significant operator in the Australian wellness sector with significant and growing Asian and China wellness market interests. Each business provides what our management believes are immediate opportunities for earnings growth through business development and integration. Healthzone’s businesses are comprised of three principal activities; Health and Beauty distribution; Health and Beauty Products, and Health Food Retail.

Prospects

The Company will continue expanding its retail businesses in Australia and overseas as a vehicle for rapidly growing its own range proprietary products.  The products are being marketed through the natural products channel and other distribution channels of pharmacy and grocery in Australia and internationally focusing primarily on the Asia and China growth markets. In support of the strategy to convert low margin distributed products to high margin, own-brand products Healthzone is currently expanding the Healthy Life and Natural Alternative nutritional supplement ranges. The Company announced that there are 42 new Healthy Life nutritional supplements and more than 50 new Natural Alternative nutritional supplements being launched in the first half of fiscal year 2012. Further, an East meets West nutritional supplement range of more than 50 products combining ancient and modern traditional Chinese medicines with popular Western herbs and vitamins forms the basis of a range of new branded products that will soon be available through Healthzone in markets both in Australia and Asia, developed by Eu Yan Sang’s scientific research and high quality potent herbal content.  A new sports nutrition powder range of 12 products has been completed and we believe will further support Healthzone’s margin growth strategy as well as provide for a new and exclusive health food only sports nutrition brand for the health channel in Australia and Asia.

During the transition from higher revenue low margin products to high margin own brand products we believe there will be a short-term reduction in top line revenues. The reduction should normalise into fiscal year 2012 with increasing forecast revenues and higher margins from the existing ranges and new own brand proprietary products currently being acquired, developed and launched in Australia and expanding Asian markets supported by Healthy Life and alliance partner stores.

Healthzone now operates 30 company owned stores with the recent addition of Healthy Life Burwood, Helensvale and Hurstville to the Australian network. With the vertical integration of retail, wholesale and own brand product margins Healthzone intends to increase the Australian company owned store operation by up to a further 30 sites during fiscal year 2012 through new store openings and acquisition of independent and competitor branded stores for conversion to Healthy Life. These initiatives are in support of the previously announced 200 Healthy Life store target by the end of 2012 and will further enhance the Companies increased higher margin revenue growth strategy.

Healthy Life China continues to be a major focus as a vehicle for own brand product growth and development in the Asia market. A recent restructuring of the China retail business model is supported by the relocation of one of our Executive Directors, Mr Michael Wu, from Sydney to China to drive the accelerated expansion strategy through organic growth and acquisition of existing retail and conversion to Healthy Life. An E-Commerce platform is being established in Asia to support the regional growth strategy of own brand product development.

An annual comparative year on year review is set forth below.  All figures below are in Australian dollars.

5A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information for the six months ended December 31, 2009 and 2010 and the three years ended 30 June 2008, 2009 and 2010 which are included elsewhere in this report.

Management’s Discussion and Analysis for the six-month periods ended December 31, 2010 and 2009

	Half Year Ended	Half Year Ended	% Change
$ ‘000	31-Dec-10	31-Dec-09
Revenue from continuing operations	57,513	56,802	1.2%
Other income	1,200
Raw materials and consumables used	(38,978)	(43,882)	(11.1)%
Freight	(947)	(1,078)	(12.1)%
Employee benefits expense	(7,365)	(5,053)	45.7%
Depreciation and amortisation expense	(479)	(183)	161.7%
Professional and consulting expenses	(431)	(280)	53.9%
Operating lease rental expenses	(2,898)	(1,345)	154.6%
Selling and marketing expenses	(1,424)	(194)	100%+
Travel expenses	(180)	(141)	27.6%
Interest and finance expenses	(1,487)	(1,380)	7.8%
Other expenses	(1,335)	(889)	50.1%
Share of net profits of associates accounted for using the equity method	12	10
Profit before income tax	3,201	2,387	34.1%
Income tax expense	(688)	(382)	80.1%
Profit attributable to members of Healthzone Limited	2,513	2,005	25.3%
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	3 cents	4.2 cents
Diluted earnings per share	3 cents	4.1 cents

Revenue

Revenue in the 2010 period reflects the relinquishment of certain distribution agreements in favour of own branded product sales. While in the short term revenue goes down as the product takes time to gain market acceptance – the gross margin is substantially higher. See comments under “Raw Materials” below. This trend is expected  to be more marked in the full year resulting from more products being targeted. In December 2010 the Company launched the Natural Alternative New Zealand Manuka Honey range covering 17 products with a margin four times that of the third party range previously distributed.

Other Income

Other income relates to a decrease in the contingent consideration payable to the vendors of Gold Mist Health Pty Ltd for the acquisition of this company on 30 June 2011.

Raw Materials and Consumables Used

The reduction in raw  materials and consumables used reflects the move to own-branded products. The margin on sales for the half year improving from 22.7% of sales to 32.3% of sales.

Employee Benefits Expense

The acquisition of the Gold Mist retail stores (20) has resulted in an increase in staff costs and operating lease rentals. Of the increase in salaries and wages $2.05 million relates to new stores.

Depreciation and amortisation expense

The company has seen a significant investment in new product development over the last two years. These costs are capitalised and amortised when the products are brought to market over a period of  X years. The increase in amortisation reflects the increase in new products being brought to market.

Operating Lease Rental Expense

All of the increase in operating lease rental expense, $1.5 million, relates to new store rentals. See commentary under “Employee Benefits Expense”, above.

Selling and Marketing Expenses

The increase results primarily from a reclassification of sales related expenses previously deducted from sales.

Other Expenses

The increase is mainly due to the addition of 20 retail stores for the 6 months ended 30 December 2010. Expenses such as insurance (increase of $41,000), repairs and maintenance (increase of $55,000), telephone and internet (increase of $91,000), packaging materials (increase of $112,000) and sundry expenses (increase of $120,000) have contributed to the overall increase of this line item.

Management’s Discussion and Analysis for the years ended June 30, 2010 and 2009

	Year Ended	Year Ended	% Change
$ ‘000	June 30, 2010	June 30, 2009
Revenue from continuing operations	112,693	103,932	8.4%
Other income	323	524	38.3%
Raw materials and consumables used	(84,527)	(81,886)	3.2%
Freight	(2,055)	(1,827)	12.5%
Employee benefits expense	(9,352)	(8,450)	10.7%
Depreciation and amortisation expense	(325)	(198)	64.1%
Professional and consulting expenses	(632)	(522)	21.1%
Operating lease rental expenses	(2,676)	(2,846)	6.0%
Selling and marketing expenses	(2,303)	(514)	348.1%
Travel expenses	(270)	(307)	12.1%
Interest and finance expenses	(2,952)	(2,616)	12.8%
Other expenses	(2,229)	(1,661)	34.2%
Share of net profits of associates accounted for using the equity method	10	24	58.3%
Profit before income tax	5,705	3,653	56.2%
Income tax expense	(1,311)	(666)	96.8%
Profit attributable to members of Healthzone Limited	4,394	2,987	47.1%
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	8 cents	6.9 cents	15.9%
Diluted earnings per share	8 cents	6.9 cents	15.9%

$'000	2010	2009
Revenue
Australia	109,239	101,830
China	4,111	3,492
Intersegment	-657	-1,390
	112,693	103,932
Wholesale	108,317	95,308
Retail	7,631	8,179
Intersegment	-9,028	-4,107
Other	5,773	4,552
	112,693	103,932

Revenues grew 8.4% year on year notwithstanding a difficult market following the global financial crisis and a push by Healthzone to  increase profits  by  converting  low  gross profit sales to high gross profit sales. As a result we have grown profits ahead of revenues in a year of significant investment in our own-branded products and in retail.

We introduced  143  new own  branded  products  to  our own brand ranges and through a variety of value added services our  own  distribution  business margins are an average of 42% up on the traditional low margin distribution model of our acquired businesses.

Average   warehouse   purchases by  the  Healthy  Life  franchise have   grown   from 38.3%   in FY2009  to 46.5%  in  fiscal year 2010 with  increasing  support  for  our own-branded products providing over four times the  gross profit margin of third  party  distributed  products to our markets. Healthzone outperformed the sector growth of 6.5% in our core market  to deliver our fourth year of record sales and profits.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, grew by 42.5% to $9 million in a year of substantial investment. Earnings per share, or EPS, grew 15.9% to 8.0 cents per share.

A more detailed analysis of the year on year movements is as follows:

Revenue

Revenue from continuing operations increased by $8.8 million or 8.4%. The increase is primarily attributable to a change in company focus to higher quality and value products.

Raw materials and consumables

Raw materials and consumables have increase by $2.6 million or 3.2%. The increase raw materials and consumables has been lower than the increase in revenue due to the change in product mix from high volume/low margin to low volume /high margin products.

Freight

Freight has increased by $228k or 12.5%. The increase is due to the general rise in oil price. In addition, there has been increased transportation costs due to the closure of the warehouse in Victoria.

Employee benefits expense

Employee benefits expense increased $902,000 or 10.7%. The increase in employee benefits is due to:
-           more staff in Health Minders to drive the "Brands" range, which are the high margin products;
-           increase in managerial pay levels to market rates for a quoted company and to enable the company attract a better calibre of executive;
-           an increase in headcount due to the growing business; and
-           hiring of temporary  staff to assist the business whilst permanent staff were involved with the implementation of the Pronto IT system.

Depreciation and amortisation expense

Depreciation and amortisation expense has increased $127,000 or 64.1%. The increase is due to the amortisation of capitalised software costs, primarily Pronto, as well as amortisation of product development costs.

Operating and lease rentals

Operating lease rental expense has decreased by $170,000 or 6%. The decrease is due to the closure of the Health Minders Victoria warehouse .

Selling and marketing expense

Selling and marketing expense increased by $1.8 million or 348.1%. This is due to an increase in advertising/ marketing relating to the "Brands" range, which is in line with the Company's strategy to move towards sale of the high margin branded products.

Interest and finance expense

Interest and finance expenses have increase by $336,000 or 12.8%. The increase due to the higher interest rates and the increase in use of EFTPOS facilities.

Management’s Discussion and Analysis for the years ended June 30, 2009 and 2008

	Year Ended	Year Ended	% Change
$ ‘000	June 30, 2009	June 30, 2008
Revenue from continuing operations	103,932	63,723	63.1%
Other income	524
Raw materials and consumables used	(81,886)	(48,900)	67.5%
Freight	(1,827)	(889)	105.5%
Employee benefits expense	(8,450)	(5,682)	48.5%
Depreciation and amortisation expense	(198)	(112)	76.8%
Professional and consulting expenses	(522)	(341)	53.1%
Operating lease rental expenses	(2,846)	(2,418)	17.7%
Selling and marketing expenses	(514)	(33)	1,457.6%
Travel expenses	(307)	(109)	101.7%
Interest and finance expenses	(2,616)	(1,297)	101.7%
Other expenses	(1,661)	(828)	100.6%
Share of net profits of associates accounted for using the equity method	24	28	14.3%
Profit before income tax	3,653	3,142	16.3%
Income tax expense	(666)	(715)	6.9%
Profit attributable to members of Healthzone Limited	2,987	2,427	23.1%
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	6.9 cents	6.6 cents	4.5%
Diluted earnings per share	6.9 cents	6.5 cents	6.1%

The statutory results provided above include full year contributions of the Jasham fragrance business, acquired in June 2008, plus the Health Minders and Healthy Life businesses acquired in October 2007, as well as two month interim period results from the Pro-Hair and Alexem businesses acquired in April 2009.

•	Significant achievements of Healthzone Limited in the year ended 30 June 2009 included:

•
Growth in revenues by 63% from $63.7 million to $104.0 million. This was achieved  despite the impact on the year’s performance of the distribution business due to stock shortages by major suppliers of approximately $10 million, which is not expected  to recur in 2010;

•	Growth in net profit by 23% from $2.4 million to $3.0 million;

•	During the year commercial bills were reduced by $3.3 million;

•	Continued international growth of Healthzone businesses and the establishment of a master franchise in China;

•	The acquisition and integration of the Pro-Hair and Alexem businesses, which are national distributors of hair care and fragrance products complementary to Healthzone’s Jasham and Health Minders.

•	Development of more than100 proprietary health and beauty products under the Company’s Bod, HL, Aurinda and Natural Alternative brands for distribution in Australia and international markets.

A more detailed analysis of the year on year movements is as follows:

Revenue

Revenue increased by $40.2 million or 63.1%, the increase is due to:

- Full year revenue contribution of Jasham acquired on 30 June 2008, $21.6 million;

- Full year revenue contribution from Health Minders, increase on prior year was $18.7 million. Health Minders was acquired in October 2007. The year on year growth for Health Minders was 4.4%.

Raw materials and consumables

Raw materials and consumables increased $33 million or 67.5%, as a result of two acquisitions (Health Minders/Healthy Life and Jasham):

- the effect of the first full year of results following the Health Minders acquisition was an additional $18.9 million in raw materials and consumables;

- the effect of the Jasham acquisition was an additional  $16.3 million in raw materials and consumables.

Freight

Freight increased $938,000 or 105.5%, the increase relates to the two acquisitions:

- Health Minders contributed $589,000 to the  increase;

- Jasham contributed $329,000 to the increase.

Employee benefits expense

Employee benefit expense increased $2.8 million or 48.5%, the increase relates to the two acquisitions:

- Health Minders contributed $1.8 million to the  increase;

- Jasham contributed $1 million to the increase.

Operating and lease rentals

Operating and lease rentals increased $428,000 or 17.7%, increase relates to the two acquisitions:

- Heathminders contributed $269,000 to the  increase;

- Jasham contributed $159,000 to the increase.

Selling and marketing expense

Selling and marketing expense increased $481,000 or 1457.6%, increase relates mainly to the two acquisitions:

- Health Minders contributed $374,000 to the increase;

- Jasham contributed $62,000 to the increase.The remaining $45,000 was incurred by other companies in the group as a result of increased operational activity.

Travel expenses

Travel expense increased $198k or 181.7%, increase relates mainly to the two acquisitions:

- Health Minders contributed $135K to the increase;

- Jasham contributed $46k to the increase.

The remaining $17,000 was incurred by other companies in the group as a result of increased operational activity.

Interest and finance expense

Interest and finance expense increased $1.3m or 101.7%, increase relates to the two acquisitions:

- Health Minders contributed $678K to the increase;

- Jasham contributed $240k to the increase.

Since the acquisitions of Health Minders and Jasham the facility has also increased, this has led to a large increase in net interest expense of $415,000 for other entities in the group.

Other expenses

Other expense increased $833k or 100.6%, increase relates to the following:

- Health Minders contributed $530,000 to the increase;

- Jasham contributed $93K to the increase.

The remaining $210,000 was incurred by other companies in the group as a result of increased operational activity.

Management’s Discussion and Analysis for the year ended June 30, 2008 and 2007

	Year Ended	Year Ended	% change
$ ‘000	June 30, 2008	June 30, 2007
Revenue from continuing operations	63,723	12,575	406.7%
Other income
Raw materials and consumables used	(48,900)	(5,100)	858.8%
Freight	(889)	-
Employee benefits expense	(5,682)	(1,797)	216.2%
Depreciation and amortisation expense	(112)	(45)	148.9%
Professional and consulting expenses	(341)	(626)	45.5%
Operating lease rental expenses	(2,418)	(1,176)	105.6%
Selling and marketing expenses	(33)	(539)	93.9%
Travel expenses	(109)	(124)	12.1%
Interest and finance expenses	(1,297)	(245)	429.4%
Other expenses	(828)	(893)	7.3%
Share of net profits of associates accounted for using the equity method	28	-
Profit before income tax	3,142	2,030	54.8%
Income tax expense	(715)	(328)	118%
Profit attributable to members of Healthzone Limited	2,427	1,703	42.5%
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share	6.6 cents	6.3 cents	4.7%
Diluted earnings per share	6.5 cents	6.2 cents	4.8%

The statutory results provided below exclude contributions of the Jasham International business, acquired in June 2008, and include less than 9 months contribution from the Health Minders and Healthy Life businesses acquired in October 2007.

Significant achievements of Healthzone Limited in the year ended June 30, 2008 included:

•  Growth in revenues by 406% from $12.6 million to $63.8 million (statutory) with growth in pro-forma revenue to $104.1 million;

•  Growth in net profit by 59% from $1.7 million to $2.7 million (statutory)with growth in pro-forma net profit by 176% to $4.7 million;

•  Growth in earnings per share by 17.5% from 6.3 cents to 7.4 cents (statutory) with growth in pro-forma earnings per share by 103% to 12.8 cents;

•  The acquisition and integration of Health Minders, a distributor of products to the health food channel;

•  The acquisition and integration of Healthy Life, a health food retail franchise with more than 120 stores nationally and more than 300,000 Club Life loyalty club members and a sector leading  publication of Healthy Life News that publishes more than 4 million copies annually;

•  The acquisition of the Healthy Life brand of more than 300 health food products;

•  Development of more than 100 proprietary health and beauty products under the Company’s Bod, Aurinda and Natural Alternative brands for distribution in Australia and international markets;

•  The acquisition and integration of the Jasham International beauty and fragrance distribution business, which has more than 1,700 pharmacy and retailer customers;

•  Implementation of the Company’s ‘Project 2010’ initiatives to boost the performance and integration of the Company’s national franchise, distribution and retail businesses;

•  A  capital raise of $6.0 million; and

•  Continued international growth of Healthzone businesses.

A more detailed analysis of the year on year movements is as follows:

Revenue

Revenue increased by $51.1 million or 406.7%, increase driven by the acquisition of Health Minders in October 2007. Revenue derived from Health Minders for the 2008 fiscal year was $50.3m

Raw materials and consumables

Raw materials and consumables increased $43.8 million or 958.8%, the increase driven by the acquisition of Health Minders in October 2007. Raw materials and consumables derived from Health Minders for 2008 fiscal year was $42.9m

Freight

Freight increased $889,000  as a result of  the acquisition of Health Minders.

Employee benefits expense

Employee benefit expense increased $3.9 million, or 216.2%, the increase driven by the acquisition of Health Minders in October 2007. Employee benefits expenses derived from Health Minders for the 2008 fiscal year was $3.4 million

Operating and lease rentals

Operating and lease rentals increased $1.2 million or 105.6%; the increase was driven by the acquisition of Health Minders in October 2007. Operating lease rental expense derived from Health Minders for the 2008 fiscal year was $800,000

Selling and marketing expense

Selling and marketing expenses decreased $506,000 or 93.9%; thedecrease was driven by the acquisition of Health Minders in October 2007. Health Minders recognised a credit for marketing expenses of $310,000.

Interest and finance expense

Interest and finance expense increased $1.1 million or 429.4%, as a result of the acquisition of Health Minders .

Since the acquisition of Health Minders, our credit facility has increased by $21 million, which in turn has led to a large increase in  interest expense.

5B.	Liquidity and Capital Resources

Healthzone has two main sources of funding: bank facilities and capital markets.

Healthzone has a strong relationship with its bankers, Commonwealth Bank of Australia (“CBA”), which is supportive of its strategy and growth plans. The Company is subject to half yearly bank covenants and has never been in breach of its bank covenants either with CBA or its previous bankers, National Australia Bank (“ NAB”) .

The Company’s raising of capital has been substantially to fund acquisitions and brand development within the Company. Healthzone has established treasury management procedures, monitors cash flow on a weekly basis, and has a rolling twelve month cash flow model to enable it to forecast its cash availability and requirements.

In the Company’s opinion, its working capital is sufficient for the Company’s present requirements.

An analysis of cash flows for the last three years is as follows:

		2010	2009	2008
		$ ‘000	$ ‘000	$‘000
Cash flows from operating activities
Receipts from customers and licensee		126,452	109,383	69,267
Payments to suppliers and employees		-121,760	-104,450	-62,294
Interest received		20	149	84
Interest and finance charge expenses		-2,952	-2,616	-1,118
Income taxes paid		-113	-62	-
Net cash inflow from operating activities		1,647	2,404	5,939
Cash flows from investing activities
Payments for property, plant and equipment		-170	-409	-288
Payments for purchase of business		-38	-
Loans to related parties		-	-	-250
Investment in related parties		-	-	-540
Loans to other entities	1	-	-	-3,000
Payments for investment in wholly owned subsidiaries	2	-2,717	-1,794	-18,121
Payments for purchase of intangibles		-1,757	-1,357	-474
Proceeds from sale of property, plant and equipment		13	27	-
Net cash (outflow) from investing activities		-4,669	-3,533	-22,673
Cash flows from financing activities
Proceeds from issues of shares		6,748	-	6,000
Share issue transaction costs		-1,122	-11	-213
Proceeds from borrowing	2	135	-	17,787
Repayment of borrowing		-2,679	-3,276	-1,549
Net cash inflow / (outflow) from financing activities		3,082	-3,287	22,025
Net increase / (decrease) in cash and cash equivalents		60	-4,416	5,291
Cash and cash equivalents at the beginning of the fiscal year		2,420	6,787	1,429
Effects of exchange rate changes on cash and cash equivalents		2	49	68
Cash and cash equivalents at the end of the fiscal year		2,482	2,420	6,787

1.	Loan of $3 million was made to the Company’s distribution partner in China. The first repayment of $1.2 million was made in 2011.

2.	The large borrowing and investment in 2008 reflects the acquisition of the Health Minders business.

5C.	Research and development, patents and licenses, etc.

The Company develops its products through its in-house Products Development team led by John Thomas, as well as by engaging its contract manufacturers to assist the R&D function. At this stage, the Company does not have any patents nor does it hold any proprietary licenses amongst its current product range.

The Company has developed its current ERP system through in-house activities and also by engaging external parties to assist in its development and implementation.

Costs on development projects are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably.

The product and Information Technology development amounts incurred in the last three financial years are as follows:

	2010	2009	2008
	$ ‘000	$ ‘000	$ ‘000
Product development activities	$799K	$998K	$412K
Information technology development activities	$957K	$359K	$62K

5D.	Trend Information

See financial analysis above.

5E.	Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.	Tabular Disclosure of Contractual Obligations as at June 30, 2010

A$000’s

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	166	82	68	16
Operating leases	16,432	6,966	3,864	2,232	1,685	1,686
Purchase obligations - supplies & services	-
Purchase obligations - capital	-
Asset retirement obligations	-
Total	16,598	7,048	3,932	2,248	1,685	1,686

For Obligations as at 30 June 2011 see below.

1A.	Tabular Disclosure of Contractual Obligations as at June 30, 2011 (unaudited)

A$000’s

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	267	136	86	44	1	-
Operating leases	14,830	5,186	3,419	2,560	1,907	1,759
Purchase obligations - supplies & services	-
Purchase obligations - capital	-
Asset retirement obligations	-
Total	15,097	5,322	3,505	2,604	1,908	1,759

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A.	Directors and Senior Management

At 30 June, 2011 the Company’s executive officers and directors were as follows:

Name	Title	Date of Birth

Peter Roach	Managing Director and Executive Chairman	July 12, 1961

Michael Wu	Executive Director	July 7, 1979

Guy Robertson	Independent Non-Executive Director	September 12, 1953

Ian Spence	Non-Executive Director	April 5, 1943

Richard Eu	Alternate Director	October 29, 1947

David Fletcher	Chief Financial Officer	July 29, 1958

Garth Parker	General Manager – Retail	August 1, 1972

John Thomas	General Manager - Group Products	March 4, 1951

Scott Horwell	General Manager - Healthzone Supply	September 16, 1971

A brief education and relevant work history of the Directors and Management follows:

Peter Roach, our Managing Director and Executive Chairman, has more than 25 years of experience  in  the  Australian  health food  industry.  As  a former  Chairman and  Marketing  Director  of  Go  Vita Distributors Pty Limited, Mr. Roach administered a national health food distribution and retail operation that today   successfully   operates   with more than 100 retail stores. As a former  Managing Director of DVC Discount Vitamin Centres, Mr. Roach developed a retail chain of health food stores in Sydney  and  Melbourne  with  more than 70,000 loyalty club members.

Michael Wu, our Executive Director, was a founding member of Healthzone Limited in 2006 and was the owner of Aurinda Pty Limited, an exporter of  health products into China. Aurinda was acquired by the Company in the course of Healthzone’s initial public offering in mid 2006 and Mr. Wu was appointed a director of the Company on its establishment on 8 March 2006.

Guy Robertson  is our independent Non-Executive Director. Mr. Robertson has over 25 years experience as a Chief Financial Officer, Director and Company Secretary of both public and private companies in Australia and Hong Kong. These roles include 3 years as General Manager, Finance for Franklins Limited – in 2001 Australia’s 3rd largest supermarket chain with revenue of $4 billion. Mr. Robertson has been associated with the Company as company secretary, chief operating officer and now independent director since its incorporation in March 2006.  Mr. Robertson also runs a corporate advisory business, Integrated CFO Solutions Pty Limited. He serves as  Company Secretary of Apollo Minerals Limited, Artemis Resources Limited and Metal Bank Limited - Australian Securities Exchange -listed companies. Mr Robertson is also a Chartered Accountant.

Ian Spence is our Non-Executive Director since December 2010.  He has also served for 12 years as an independent  director of Eu Yan Sang International Limited and MTQ Corporation Limited, which are both listed on the Singapore Exchange as well as ISS Group Limited, which is listed on the Australian Securities Exchange. Mr. Spence is also an advisor to the New Zealand Trade & Enterprise Board's Beachheads programme. He is also a Chartered Accountant. Mr. Spence is the Company board representative of Eu Yan Sang International Limited, Healthzone’s largest shareholder, and provides a strategic interface between Eu Yan Sang and Healthzone and assisting in the acceleration of mutual strategic initiatives currently advancing in the Asean and China regions.

Richard Eu, an Alternate Director, was appointed as an alternate director on behalf of significant shareholder and strategic partner Eu Yan Sang in March 2011.  Mr. Eu joined the Eu Yan Sang Group in 1989 and since 2002, he has as its CEO. He has been responsible for the overall corporate development and management of the Eu Yan Sang Group since 2001. Prior to this, he worked in merchant banking, investment management, stock broking, computer distribution and venture capital. Mr. Eu has extensive leadership and management expertise and has served at Haw Par Brothers International Ltd., Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd. among many other companies. He has been a Director of China Cablecom Holdings Ltd. since May 2008. Also, he is an Independent Director of Broadway Industrial Group Limited and the Chairman of Harry’s Holdings Limited. In 2003, he was a finalist for the Ernst & Young "Entrepreneur of the Year" Award in Singapore under the Master Category.   Apart from his business interests, Mr. Eu is also involved in community projects and non-profit organizations such as the Singapore Institute of Management and the Hong Kong Singapore Business Association.

David Fletcher, our Chief Financial Officer since  June, 2011, is responsible for all financial control and financial planning functions within the Company.  Mr. Fletcher has 30 years of finance experience across a number of diverse industries, including retail and fast moving consumer goods, with both Australian and international responsibilities. These roles included General Manager, Finance for Woolworths Limited from 1999 to 2002, and as Finance and Business Planning Manager for Coca Cola Amatil – Europe (1989 – 1995). Mr Fletcher is a Chartered Accountant.

Garth Parker has been our General Manager – Retail since   June 2011. Mr. Parker  has responsibility of both Healthzone company store operations and the Healthy Life franchise.  He has experience in retail and franchise management in both New Zealand and Australia. Early in his career, Mr. Parker spent fIve years in London in investment banking. After arriving in Sydney in 1999 Garth held Retail Management roles with Newscorp as National Merchandise Manager, and with Twentieth Century Fox and Sony Ericsson, as National Channel Support Manager.Mr. Parker spent four years establishing a 4 store restaurant operation that was subsequently sold to a national food franchisor. Since this time has held a number of senior management positions in franchised companies, including The Michel's Group of Australia (350 outlets), Retail Food Group (1,200 outlets) and New Zealand Natural (700 outlets).

John Thomas has been our General Manager - Group Products since  May 2011. Mr. Thomas began working in the healthcare industry in 1979 in a sales role with Schering Plough. In 1981 he was promoted to product manager for Ethical Pharmaceuticals in Australian market. In 1982 was re-located to a position as regional product manager, Ethical Pharmaceuticals, for South East Asia based in Hong Kong for 3 years before returning to Australia to work for the pharmaceutical industry market research company Intercontinental Medical Statistics (IMS) in sales and business development roles prior to moving to another market research company, Walsh International, and then in a specialty sales role at the nutritional division of Sandoz Pharmaceuticals.

In 1995, Mr. Thomas joined Australia’s largest contract manufacturer of nutritional supplement products, Pan Laboratories as marketing and export manager with responsibility for the development of export markets, primarily in Asia but also in Eastern Europe and South Africa, as well as key Australian accounts; here he developed an understanding of contract manufacture and the regulatory processes that drive the local and international markets.

Mr. Thomas is a prior member of the National Executive of the Australian Complementary Healthcare Council (CHC) and a member of the CHC’s Manufacturers National Executive.  In 2003 joined Sphere Healthcare, an Australian contract manufacturer as General Manager, Sales and Marketing.In 2006, Mr. Thomas joined Milpharma, an Australian contract manufacturer of cosmetic and personal care products, and then in May 2011 he joined Healthzone as Group General Manager – Brands to drive the redevelopment of the Company’s own-branded products and the development of products for the Australian business and Healthzone China business.

Scott Horwell has been the head of our Distribution Business Unit with the title of General Manager - Healthzone Supply, since August  2009. Mr. Horwell oversees all supply and procurement, and he is also tasked with integrating the Jasham supply and procurement functions. Mr. Scott is also responsible for general facility operational management of the Company, and is tasked with the development and implementation of a Head Office centralized retail procurement model for our growing Company-owned store network.

6B.	Compensation

All amounts shown in the table below are denominated in Australian dollars as the compensation contracts of Directors, Management and Employees for the year ended June 30, 2010 were also denominated in Australian dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (AUD$) (1)	Bonus (AUD$)	Other Annual Compen- sation (AUD$)	Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units (AUD$)	LTIP Payouts (AUD$)	All Other Compen- sation (AUD$)

Peter Roach - Executive Chairman	2010	250,000	-	-	-	-	-	-
Michael Wu - Director	2010	60,000	-	-	-	-	-	-
Michael Jenkins (1) CFO	2010	200,000	25,000	20,000	-	-	-	-
Mathew Jinks (2)	2010	200,000	13,000	37,000	-	-	-	-
Geoffrey Sainsbury (3)	2010	140,000	-	22,000	-	-	-	-
Michael Trevaskis (4)	2010	105,000	7,000	23,000	-	-	-	-
Michael Barwick (5)	2010	197,000	-	25,000	-	-	-	-

NOTES:
(1) Michael Jenkins now replaced by David Fletcher whose annual salary package is $300,000 with a potential bonus of $50,000.
(2)  Mathew Jinks role has been restructured and part replaced by Garth Parker – Retail Manager Salary package $163,500
(3)  Geoffrey Sainsbury has retired and role now undertaken by John Thomas – Product Manager Salary package $81,750
(4)  Michael Trevaskis’ has left the Company and his role has been assumed by other executives.
(5)  Michael Barwick has left the company and his role has been taken by Peter Roach.

Service Agreements

Remuneration and other terms of employment for the Company’s directors and other key personnel are formalised in service agreements. The major provisions of agreements relating to remuneration are set out below.  An incentive bonus element of directors’ remuneration is determined in relation to achievements of profit targets and key performance indices.  The performance conditions do not involve a comparison with factors external to the Company.

Remuneration of senior executives is assesed with regard to normal commercial rates of remuneration for similar levels of responsibility, experience and skill. In addition, a portion of the aggregate remuneration of each senior executive comprises an incentive bonus related to performance of those parts of the Company’s operations which are relevant to the executives’ responsibilities.

Service agreements of directors and key management personnel are for an indefinite period subject to annual review by the Remuneration and Nomination Committee.

The actual remuneration of directors and key executives is determined by the Remuneration and Nomination committee. There is no specific term in the individual contracts that would affect the compensation of directors or key management personnel in future periods.

Generally, contracts with executives may be terminated by the Company upon payment of a termination benefit, other than for termination as a result of gross misconduct, equal to one month’s base salary and benefits.  In the case of Mr. Wu, the amount is equal to four months base salary and benefits with four month notice.

6C.	Board Practices

The charter of the Company requires at least one director to retire from office at each Annual General Meeting. Directors who have been appointed by the Board are required to retire from office at the next Annual General Meeting and are not taken into account in determining the number of directors to retire at that annual general meeting. Directors cannot hold office for a period in excess of three years (or later than the third annual general meeting following their appointment) without submitting themselves for re-election.

Retiring directors may be eligible for re-election by shareholders. The Remuneration and Nomination Committee (see below) is responsible for the assessment of the needs of the Board for best governance of the Group and in determining whether retiring directors would appropriately fill these needs if re-elected.  For details on the directors’ service agreements, see Item 6B, above.

Name	Title	Term Expires	Director Since

Peter Roach	Executive Chairman	N/A	4 May 2007

Michael Wu	Executive Director	2013	8 March 2006

Guy Robertson	Non-Executive Director	Next AGM and can be reappointed	28 May 2010

Ian Spence	Non-Executive Director	2012	30 November 2010

Richard Eu	Alternate Non-Executive Director	2012	28 February 2011

Committees of the Board

The Company’s Board has delegated the day to day management of the Company to the Committees outlined below, as well as to the Company’s senior management.

The Company’s Audit , Risk and Compliance committee comprises Guy Robertson – Chairman and Independent Non Executive Director, Michael Wu – Director and Ian Spence – Non Executive Director.

The Company’s Remuneration and Nomination Committee comprises Guy Robertson – Chairman and Independent Non Executive Director, Michael Wu – Director and Ian Spence – Non Executive Director.

The Audit, Risk and Compliance Committee and a Remuneration and Nomination Committee assist the Board in the discharge of its responsibilities.  The committees both review matters on behalf of the Board and make recommendations for consideration by the entire Board. These committees, along with the Company’s senior management, are specifically charged with:

•	Developing business plans, budgets and strategies for consideration by the Board and, to the extent approved by the Board, implementing those plans, budgets and strategies;
•	Operating the business of the Company within the parameters determined by the Board and keeping the Board promptly informed of all developments material to the Company and its business;
•	Identifying and managing operational risks and formulating strategies for managing those risks for consideration by the Board; and

•	Managing the Company’s financial and other reporting mechanisms and control and monitoring systems to ensure reporting of relevant material information on a timely and effective basis.

6D.	Employees

As of June 30, 2011, we employed the following numbers of people, broken down by subsidiary, geographic location and occupation:

		Current Employee Totals as at June 30, 2011
		(does not include Terminated Employees)
Totals		2008	2009	2010	2011
	BOD	2
	JASHAM	10	12	13	11
	HZL	55	49	54	50
	GMH*	-	-	(112)	134
	HZS	85	87	90	77
	Australia	152	148	157	272

* Acquisition was post-June 30, 2010 – therefore employees excluded in total as at this date.

Category		2008	2009	2010	2011

Admin
	BOD	2
	JASHAM	3	4	5	6
	HZL	8	6	6	5
	GMH				2
	HZS	2

Retail
	HZL	47	43	48	45
	GMH				132

Distribution
	Jasham	7	8	8	5
	HZS - SC	39	36	41	37

Finance/IT	HZS	9	11	12	9
SC - Admin	HZS		2	2	2
SC - CustSer	HZS	19	12	14	10
Procurement	HZS	5	6	6	4
Marketing	HZS	3	5	5	5
Franchise	HZS	2	2	3	4
Retail	HZS	5	5	3	2
Sales	HZS	1	8	4	4
		152	148	157	272

We consider our relationships with our employees to be good.

6E.	Share Ownership

The following table shows the shareholdings of the Directors and Senior Management of the Company as at June 30, 2011.

			Options
			Vested or
	Name of	Ordinary	Vesting
	Beneficial	Shares	within 60	Beneficial	Percent
Title of Class	Owner	Held	days	Ownership	of Class

Ordinary Shares	Peter Roach	1,921,630	-	1,921,630	2.2%

Ordinary Shares	Michael Wu	9,556,825	-	9,556,825	12%

Ordinary Shares	Guy Robertson	22.000	-	22,000	*

* less than 1%.

The following table shows the securities convertible into common shares held by the Directors and Senior Management of the Company as at June 30, 2011.

Name	Number of Common-Voting Shares	Exercise Price	Grant Date	Expiration Date
		[AUD $]

Peter Roach	2,500,000	$.50	11/30/2011	11/30/2015

The Company is in the process of making a loan of $1 million to its Executive Chairman for the purposes of acquiring shares in the Company in accordance with his Executive Services Agreement provisions. The loan will be on normal commercial terms and will be secured by the shares and any other benefits owing to the Executive Chairman on termination. The shares will be acquired in open market transactions on a full disclosure basis with appropriate legal advice having being obtained.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding shares, at June 30, 2011. All shares are ordinary shares. All shares are of the same class and there is no difference in voting rights between shareholders.

Name	No. of Shares	Percentage
Eu Yan Sang International Limited (1)	11,857,463	14%

Ge Michael Wu	9,556,825	11.4%

Merrill Lynch (Australia) Nominees Pty Limited (2)	10,496,446	12.5%

HSBC Custody Nominees (Australia) Limited (3)	4,436,595	6%

Guo Guang Tao	8,029,297	10%

Buzrio Pty Limited (4)	4,346,235	5%

Citicorp Nominees Pty Limited (5)	8,959,337	10.5%

JP Morgan Nominees Australia Limited (6)	7,193,492	8.6%

Notes:

(1)	Eu Yan Sang International Limited acquired its holdings in 2010.

(2)	Merrill Lynch (Australia) Nominees Pty Limited acquired 9,380,464 of the Company’s shares in 2010 and subsequently increased its holdings in 2011.

(3)	HSBC Custody Nominees (Australia) Limited acquired 8,160,718 of the Company’s shares in 2010 and subsequently decreased its holdings in 2011.

(4)	Buzrio Pty Limited acquired 2,346,235 of the Company’s shares in 2009 and subsequently increased its holdings in both 2010 and 2011.

(5)	Citicorp Nominees Pty Limited acquired 415,500 of the Company’s shares in 2009 and subsequently increased its holdings in both 2010 and 2011.

(7)	JP Morgan Nominees Australia Limited acquired 2,186,998 of the Company’s shares in 2010 and subsequently increased its holdings in 2011.

There are currently 431 shareholders with 83,758,871  shares on issue, of which 422 are in Australia and who hold 71,746,855 shares.  There are 9 non-Australian shareholders holding (either directly or as nominees) a total of 12,012,016 shares.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

7B.	Related Party Transactions

During the year ended June 30, 2010 the Company entered into the following transactions with related parties:

$AUD, 000's	2010	2009	2008
Sale of Goods
Sale of goods to companies in which directors held an interest.*	2,474	1,063
Purchase of Services
- Payment of consultancy fees to Colroa Trust a related party to Mr Peter Roach for brand Development and Capital raising services by Mr Roach	135	120
- Payment of consultancy fees to MGR International Pty Limited a related party to Mr Michael Wu for brand development services provided by Mr Wu	51	110
- Payment of agency fees to a company associated with Michael Wu by NHB China Limited			136
Other Transactions
- Payments of warehouse rent and management fees to MGR International Pty Ltd of which Mr Michael Ge Wu is a Director.		35
- Repayment of funds by Michael Wu director			-62
- Repayment of funds by a Company associated with Michael Wu, Director, for the purposes of meeting expenses on behalf of the company.			-202
- Purchase of a motor vehicle from MGR International Pty Ltd, of which Mr Michael		18
Wu is a Director.
- Acquisition of shares in Wild Food Natural Health Market Pty Limited, a company in which Peter Roach, a Director of the Company has a significant interest.	250
- Interest charged to Wild Food Natural Health Market Pty Limited in respect of outstanding balance	68	45
- Recharge of expenses to Healthy Life China Pty Limited	372
- Payment to Development Capital Corporation, a company associated with a previous director for consultancy services		580	751

* Sales to Wild Foods Natural Health Pty Ltd a company in which Mr Peter Roach,  has an interest.

A 000's	2010	2009	2008
Balances outstanding
- Loan receivable from Wild Food Natural Health Market Pty Limited		250
- Receivable from Healthy Life China Pty Limited*	2,933	1,500
- Receivable from CenturCorp Retail Pty Limited a company controlled by Mr Roach	433	750	292
- Receivables and advances from a company controlled by Michael Wu a director**			484

* Healthy Life China Pty Limited is an entity controlled by Healthzone Limited. The amount receivable represents development costs and product sold to this entity as part of the development of the Healthy Life business in China.

** Healthzone did not have an importation and VAT license at this time for China. As a result this was undertaken by an entity associated with Michael Wu, a director, the amount was subsequently repaid.

The Company is in the process of making a loan of $1 million to its Executive Chairman for the purposes of acquiring shares in the Company in accordance with his Executive Services Agreement provisions. The loan will be on normal commercial terms and will be secured by the shares and any other benefits owing to the Executive Chairman on termination. The shares will be acquired in open market transactions on a full disclosure basis with appropriate legal advice having being obtained.

These transactions described above were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.  The Company believes that these transactions were substantially equivalent to terms agreed upon in similar transactions with non-affiliated parties.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

Reference is made to Item 18, Financial Statements, for the financial statements required to be included in this Registration Statement on Form 20-F.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend in the near future.

8B.	Significant Changes

The following material events have occurred subsequent to June 30, 2010, on the dates indicated:

July 5, 2010	Acquisition of Retail Stores in Australia
Healthzone announced the acquisition of 19 Healthy Life Stores (previously a franchisee) which we believe will allowing the Company to drive its own brand and distributed products through these stores delivering a substantially higher margin.

August 3, 2010	Strategic Alliance with Eu Yan Sang
Healthzone establishes a strategic alliance with Eu Yan Sang (EYS) a leading health care company in Asia with 162 retail stores, GMP certified manufacturing facilities, and a distribution network covering Singapore, Malaysia, Macau and Hong Kong. EYS acquired 14.99% of Healthzone,acquiring 7.3 million shares on the open market and a further 4.6 million shares in a private placement..Through this alliance:

EYS will enter the Australian health, beauty and natural health products market via Healthzone.

Healthzone will expand its Asian operations via EYS’ retail manufacturing and distribution network.

EYS will access Healthzone’s retail network in China and partner with Healthzone in the expanding  Healthy Life China.

August 3, 2010	Share Placement
Healthzone completes share placement of 30 million shares to raise $9 million. The funds to be used in brand development, accretive business acquisitions, and working capital for business expansion in Australia and China.
This placement was largely to international investors expanding Healthzone into a global company and improving trading liquidity.

June 9, 2011	Brand Development	Announces development of 42 new Healthy Life nutritional supplements and more than 50 new natural alternative nutritional supplements in first half of fiscal year 2012.

June 10, 2011	Share Placement
The Company is offering up to 52 million shares at 38 cents each and one attaching warrant for every five shares, for an aggregate amount of $19,760,000 before expenses. The proceeds are intended for acquisitions and brand development.

ITEM 9:	THE OFFER AND LISTING

9A.	Offer and Listing Details

Australian Stock Exchange

The Company’s Shares trade on the Australian Stock Exchange (“ASX”) in Australia, under the symbol “HZL”.   The tables below lists the high and low sales prices on the ASX for actual trades of the Company’s Shares for the time periods indicated.

Five most recent full fiscal years:

Share Price (AUD$)	2011	2010	2009	2008	2007

High	$0.49	$0.50	$0.60	$0.85	$0.69
Low	$0.24	$0.22	$0.15	$0.25	$0.31

Two most recent full fiscal years and current fiscal year to April 30, 2011:

Date	2011 Share Prices (AUD$)	2010 Share Prices (AUD$)	2009 Share Prices (AUD$)
Quarter 1 High	$0.31	$0.39	$0.60
Quarter 1 Low	$0.25	$0.22	$0.32
Quarter 2 High	$0.47	$0.50	$0.40
Quarter 2 Low	$0.28	$0.31	$0.15
Quarter 3 High	$0.48	$0.41	$0.42
Quarter 3 Low	$0.38	$0.26	$0.20
Quarter 4 High	$0.41	$0.35	$0.47
Quarter 4 Low	$0.30	$0.24	$0.29

The most recent six months:

Date	SharePrice (AUD$)
April 2011 High	$0.41
April 2011 Low	$0.34
March 2011 High	$0.43
March 2011 Low	$0.38
February 2011 High	$0.44
February 2011 Low	$0.41
January 2011 High	$0.48
January 2011 Low	$0.38
December 2010 High	$0.47
December 2010 Low	$0.35

OTCQX Market

The Company’s Shares also trade on the OTCQX Market in the United States, under the symbol “HLTZY”.   The tables below lists the high and low sales prices on the OTCQX Market for actual trades of the Company’s Shares for the time periods indicated.  The Company’s Shares have been quoted on the OTCQX since 28th June 2010

Five most recent full fiscal years:

Share Price
(USD$)	2011	2010

High	9.51	9.35
Low	6.22	2.941

Two most recent full fiscal years and current fiscal year to June 30, 2011:

Date	2011 Share Prices (USD$)	2010 Share Prices (USD$)
Quarter 1 High	9.51
Quarter 1 Low	7.75
Quarter 2 High	8.30	8.00
Quarter 2 Low	6.22	8.00
Quarter 3 High		8.00
Quarter 3 Low		8.00
Quarter 4 High		9.35
Quarter 4 Low		2.941

The most recent six months:

Date	SharePrice (USD$)
April 2011 High	8.30
April 2011 Low	8.19
March 2011 High	8.75
March 2011 Low	7.75
February 2011 High	9.51
February 2011 Low	8.14
January 2011 High	9.27
January 2011 Low	8.14
December 2010 High	9.35
December 2010 Low	2.941

NASDAQ Listing Application

The Company is in the process of applying to have ADR’s representing its ordinary shares listed on the NASDAQ Global Market.  We cannot guarantee that we will be successful in completing such listing.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

See 9A. above

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable

10B.	Memorandum and Articles of Association

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person.  Our Constitution does not specify any purposes or objects.

The Powers of the Directors

Under the provisions of our Constitution our directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Law of Australia to be exercised at a general meeting of shareholders.  Our directors are tasked with managing the business of the Company. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director’s interest is declared in accordance with the Corporations Law.  The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us. The directors may confer on a managing director or other executive director any of the powers exercisable by the directors on those terms and conditions and with any restrictions as they think fit. Any powers so conferred may be concurrent with or to the exclusion of their own powers.

Rights Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited.  All our outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to our ordinary shares are as follows:

Dividend rights. If our board of directors recommends a dividend, registered holders of our ordinary shares may declare a dividend by ordinary resolution in a general meeting.  The dividend, however, cannot exceed the amount recommended by our board of directors.  Our board of directors may declare an interim dividend.  No dividend may be paid except out of our profits.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders represented in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon.  Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

Pursuant to our Constitution, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.

Rights in our profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

According to our Constitution, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data.  Notice of at least twenty-eight (28) days prior to the date of the meeting is required.  An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent (5%) of our issued capital.  An extraordinary meeting must be called not more than twenty-one (21) days after the request is made.  The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares.

Changes in Our Capital

Pursuant to the Listing Rules of the Australian Stock Exchange, our directors may in their discretion issue securities equal to not more than 15% of our issued capital within a 12-month period.  Issuances of securities in excess of such amount require the approval of our shareholders by an ordinary resolution.

10C.	Material Contracts

None

10D.	Exchange Controls

Under current Australian legislation, the Reserve Bank of Australia does not restrict the import and export of funds and no permission is required for the movement of funds into or out of Australia, except that restrictions apply to certain financial transactions relating to specified individuals and entities associated with certain regimes. The Department of Foreign Affairs and Trade has responsibility for the administration of restrictions relating to terrorists and their sponsors, and the former Iraqi regime.

Healthzone may be required to deduct withholding tax from foreign remittances of dividends, to the extent that they are unfranked, and from payments of interest. There are no restrictions under the constitution of Healthzone that limit the right of non residents to hold or vote Healthzone shares.

However acquisitions of interests in shares, voting power or certain other equity instruments in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (the Takeovers Act). The Takeovers Act applies to any acquisition of 15 per cent or more of the outstanding shares, of or voting power in, an Australian company or to any transaction that results in one non resident, or a group of associated non residents, controlling 15 per cent or more of the shares of or voting power in, an Australian company. The Takeovers Act also applies to any transaction which results in a group of non associated non residents controlling 40 per cent or more of the shares of or voting power in, an Australian company. Persons who are proposing such acquisitions or transactions are required to notify the Treasurer of their intention. The Treasurer has the power to order divestment in cases where such acquisitions or transactions have already occurred. The Takeovers Act does not affect the rights of owners whose interests are held in compliance with the legislation.

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States. The Commonwealth of Australia has, however enacted laws to make effective the United Nations Security Council resolutions that impose a freeze on financial assets and foreign exchange dealings with certain persons and entities. In addition, transactions involving the transfer of funds or payments to, by the order of, or on behalf of prescribed entities, or any undertaking owned or controlled directly or indirectly, by prescribed entities, are not permitted without the specific approval of the Reserve Bank of Australia.

10E.	Taxation

In this section we discuss the material Australian tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of ADSs which are evidenced by ADRs, or ordinary shares. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business through an Australian permanent establishment.

Nature of ADRs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a ‘bare trust’ for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by Healthzone to non-Australian resident shareholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefit of that double tax agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the shareholder carries on business or provides independent personal services, respectively.

If a company that is a non-Australian resident shareholder owns a 10% or more interest and qualifies for the benefit of that double tax agreement, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian resident shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at that time or throughout a 12 month period within the 24 months prior to disposal of the shares and more than 50% of our assets, by market value, consist of Australian real property (which includes leaseholds interests) or mining, quarrying or prospecting rights located in Australia.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more prior to disposal. For individuals and trusts, this discount is 50%. Companies are not entitled to a capital gains tax discount. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 15%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, where the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be treated as an Australian resident for the purposes of the Double Taxation Convention between the United States and Australia. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of quoted shares in Healthzone through trading on the ASX, whether by Australian residents or foreign residents, is not subject to share transfer duty in any Australian jurisdiction. The acquisition, ownership and disposal by the absolute beneficial owners of ADSs should also not attract any Australian share transfer duty.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares or interests in ADSs will not incur Australian goods and services tax.

10F.	Dividends and Paying Agents

Not applicable

10G.	Statements by Experts

None.

10H.	Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of the Company at 316 Horsley Road Milperra NSW 2215, Australia.  Its telephone number is  +(612) 89873710.

10I.	Subsidiary Information

Not applicable.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Note 2 to the Company’s audited financial statements for the year ended June 30, 2010, at Item 18. Financial Statements, for a description of the Company’s (a) market and  commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depositary Shares

General

The Bank of New York Mellon. (“BONY Mellon”), as depositary, issues Healthzone ADSs in certificated form (evidenced by an American depositary receipt, or ADR) or book-entry form. Each ADR is a certificate evidencing a specific number of Healthzone ADSs. Each Healthzone ADS represents 20 ordinary shares (or the right to receive 20 Healthzone ordinary shares) deposited with the Melbourne, Victoria, Australian offices of Australia and New Zealand Banking Group Ltd and National Australia Bank Ltd, as custodian.

Each Healthzone ADS also represents an interest in any other securities, cash or other property that may be held by the depositary under the deposit agreement. The depositary’s office is located at 101 Barclay Street, New York, New York 10286.

A holder may hold Healthzone ADSs either directly or indirectly through his or broker or other financial institution. The following description assumes holders hold their Healthzone ADSs directly, in certificated form evidenced by ADRs. Holders who hold the Healthzone ADSs indirectly must rely on the procedures of their broker or other financial institution to assert the rights of ADR holders described in this section. Holders should consult with their broker or financial institution to find out what those procedures are.

We do not treat holders of Healthzone ADSs as one of our shareholders, and such holders do not have shareholder rights. Australian law governs shareholder rights. The depositary is the the holder of the Healthzone ordinary shares underlying holders’ Healthzone ADSs. The rights of holders of Healthzone ADSs are set forth in the deposit agreement between Healthzone and BONY Mellon and in the ADR. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement, a form of which has been filed as an as an exhibit to our Form F-6 filed on November 11, 2009 and which is incorporated by reference into this document. For more complete information, holders should read the entire deposit agreement and the ADR itself. Holders may also inspect a copy of the deposit agreement at the depositary’s office.

Share Dividends and Other Distributions

Receipt of dividends and other distributions

The depositary has agreed to pay to holders of Healthzone ADSs the cash dividends or other distributions that it or the custodian receives on the deposited Healthzone ordinary shares and other deposited securities after deducting its fees and expenses. Holders of Healthzone ADSs will receive these distributions in proportion to the number of Healthzone ADSs that they hold.

Cash.  Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses,  taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole Healthzone ADSs. It will sell shares that would require it to deliver a fractional Healthzone ADS and distribute the net proceeds in the same way as it distributes cash. If the depositary does not distribute additional Healthzone ADSs, the outstanding ADRs will also represent the new shares.

            Rights to Receive Additional Shares. If we offer holders of Healthzone ordinary shares any rights to subscribe for additional shares or any other rights, the depositary after consultation with us may make these rights available to holders or dispose of such rights on behalf of any holders and make the net proceeds available. The depositary may make rights available to certain holders but not others if it determines it is lawful and feasible to do so. The depositary must first consult with us. If by the terms of the offering or for any other reason, the depositary may not make such rights available or dispose of such rights and make the net proceeds available, it will allow the rights to lapse. In that case, holders of Healthzone ADSs will receive no value for them.

If the depositary makes rights available to holders of Healthzone ADSs, upon instruction from such holders, it will exercise the rights and purchase the shares on such holder’s behalf. The depositary will then deposit the shares and deliver ADRs to such holders. It will only exercise rights if holders of Healthzone ADSs pay it the exercise price and any other charges the rights require such holders to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, holders of Healthzone ADSs may not be able to trade these Healthzone ADSs freely in the United States. In this case, the depositary may deliver Healthzone ADSs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to holders of Healthzone ADSs anything else we distribute on deposited securities by any means it thinks is equitable and practical, net of fees and taxes. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash, or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Healthzone ADSs. Neither we nor the depositary have an obligation to register Healthzone ADSs, shares, rights or other securities under the U.S. Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to holders of Healthzone ADSs. This means that holders may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to such holders.

Deposit, Withdrawal and Cancellation

Delivery of ADSs

The depositary will deliver ADSs if the holder or his or her broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Healthzone ADSs in the names the holder requests and will deliver the ADSs to the persons the holder requests at its office.

Obtaining Healthzone ordinary shares

A holder may turn in his or her ADRs at the depositary’s office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying shares to an account designated by the holder and (2) any other deposited securities underlying the ADR at the office of a custodian or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Company’s Constitution, filed herewith as Exhibit 1.2.

At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

If no voting instructions are received by the depositary bank from an ADS holder, the depositary bank shall deem itself (subject to certain limitations) to have received the right to give a discretionary proxy to a person designated by us to vote the ADSs.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. You may not receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Rights of Holders to Inspect Books

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Fees and Expenses

Fees Payable By ADS Holders

Pursuant to the deposit agreement, holders of our ADSs may have to pay to BONY Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Associated Fee	Depositary Action
$5.00 or less per 100 ADSs (or portion thereof)
Execution and delivery of ADRs for distributions and dividends in shares and rights to subscribe for additional shares or rights of any other nature and surrender of ADRs for the purposes of withdrawal, including the termination of the deposit agreement

$0.05 or less per ADS (or portion thereof)
Any cash distribution made pursuant to the deposit agreement, including, among other things:

• cash distributions or dividends,

• distributions other than cash, shares or rights,

• distributions in shares, and

• rights of any other nature, including rights to subscribe for additional shares.

Taxes and other governmental charges	As applicable

$0.05 or less per ADS (or portion thereof)	Depositary services, accruing on the last day of each calendar year

Registration fees in effect for the registration of transfers of shares generally on the share register of the company or foreign registrar and applicable to transfers of shares to or from the name of BONY Mellon or its nominee to the custodian or its nominee on the making of deposits and withdrawals
As applicable

A fee equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Distributions of securities other than cash, shares or rights

Any other charges payable by BONY Mellon, its agents (and their agents) and custodian, (by deductions from cash dividends or other cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them)
Servicing of shares or other deposited securities

Expenses incurred by BONY Mellon	• Cable, telex and facsimile transmission (where expressly provided for in the deposit agreement) • Foreign currency conversion into U.S. dollars

Payment of Taxes

Each holder will be responsible for any taxes or other governmental charges payable on his or her Healthzone ADSs or on the deposited securities underlying his or her Healthzone ADSs. The depositary may refuse to transfer a holder’s Healthzone ADSs or allow a holder to withdraw the deposited securities underlying his or her Healthzone ADSs until such taxes or other charges are paid. It may apply payments owed to a holder or sell deposited securities underlying a holder’s Healthzone ADSs to pay any taxes owed, and the holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Healthzone ADSs to reflect the sale and pay to the holder any proceeds, or send to the holder any property, remaining after it has paid the taxes.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without consent of the holders for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial right of holders of Healthzone ADSs, it will only become effective 30 days after the depositary notifies such holders of the amendment. At the time an amendment becomes effective, such holders will be considered, by continuing to hold their ADR, to have agreed to the amendment and to be bound by the ADR and the deposit agreement as amended.

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, the depositary must notify holders at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the holders of Healthzone ADSs that have not surrendered their Healthzone ADSs. It will have no liability for interest. The depositary’s only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to Holders of Healthzone ADSs

The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

•
The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Constitution, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Constitution or in any provisions of securities on deposit.

•
We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Right to Receive the Shares Underlying the Healthzone ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying ordinary shares at the custodian's offices. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellations that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•           Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

•           Obligations to pay fees, taxes and similar charges.

•           Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Pre-Release of Healthzone ADSs

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions 30% of the ordinary shares represented by ADSs (subject to change at the depositary bank’s discretion from time to time) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions. Pre-release transactions are required to be fully collateralized, in accordance with the depositary bank's standard credit procedures.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16:	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

Not applicable.

ITEM 16B.	Code of Ethics

Not applicable.

ITEM 16C.	Principal Accountant Fees and Services

Not applicable.

ITEM 16D.	Exemptions From the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

None.

ITEM 16G.	Corporate Governance

Not applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18:	FINANCIAL STATEMENTS

18A.	Half-Year Report 2011

AUDITOR’S INDEPENDENCE DECLARATION - HALF YEAR FINANCIAL REPORT

As lead auditor for the review of Healthzone Limited and the entities it controlled for the half-year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:

(a)  no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Healthzone Limited and the entities it controlled during the half-year.

Grant Saxon
Partner

Sydney, 28 February 2011

Tel: 61 2 9251 4100  |  Fax: 61 2 9240 9821 | www.pkf.com.au
PKF  | ABN 83 236 985 726
Level 10, 1 Margaret Street  |  Sydney  |  New South Wales 2000  |  Australia DX
10173  |  Sydney Stock Exchange  |  New South Wales

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms. The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation healthzone
limited
ACN 118 715 772

316 Horsley Road
Milperra NSW 2214

HEALTHZONE LIMITED
ACN 118 715 772

INTERIM FINANCIAL REPORT
31 DECEMBER 2010

This interim financial report covers the consolidated results of Healthzone Limited and its controlled entities. The interim financial report is presented in Australian currency.

Healthzone Limited is a company limited by shares, incorporated and domiciled in Australia.  Its registered office and principal place of business is:

Healthzone Limited
316 Horsley Road
Milperra NSW 2214

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

		Half-Year to 31 December
	Note	2010	2009
		$’000	$’000

Revenue from Continuing Operations	2	57,513	56,802
Other Income	2	1,200	-
Raw Materials and Consumables Used		(38,978)	(43,882)
Freight		(947)	(1,078)
Employee Benefits Expense		(7,365)	(5,053)
Depreciation and Amortisation Expense		(479)	(183)
Professional and Consulting Expenses		(431)	(280)
Operating Lease Rental Expenses		(2,898)	(1,345)
Selling and Marketing Expenses		(1,424)	(194)
Travel Expenses		(180)	(141)
Interest and Finance Expenses		(1,487)	(1,380)
Other Expenses		(1,335)	(889)
Share of Net Profits of Associates Accounted for Using the Equity Method		12	10

Profit Before Income Tax		3,201	2,387
Income Tax Expense		(688)	(382)
Profit attributable to members of Healthzone Limited		2,513	2,005

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share		3.0 cents	4.2 cents
Diluted earnings per share		3.0 cents	4.1 cents

The Condensed Consolidated Income Statement is to be read in conjunction with the attached Notes on pages 10 to 13.

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

		Half-Year to 31 December
	Note	2010	2009
		$’000	$’000

Net Profit for the Period		2,513	2,005

Other Comprehensive Income
Foreign Currency Translation		(229)	(219)

Other Comprehensive Income for the Period, Net of Tax		(229)	(219)

Total Comprehensive Income for the Period		2,284	1,786

The Condensed Consolidated Statement of Comprehensive Income is to be read in conjunction with the attached Notes on pages 10 to 13.

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31DECEMBER 2010

		Consolidated
		31 December	30 June
	Note	2010	2010
		$’000	$’000

ASSETS

Current Assets
Cash and Cash Equivalents		3,226	2,482
Trade and Other Receivables		21,531	20,878
Inventories		10,754	12,190
Total Current Assets		35,511	35,550

Non-Current Assets

Other Receivables		4,919	5,933
Investments Accounted for Using the Equity Method		912	900
Property, Plant and Equipment		2,962	2,494
Deferred Tax Assets		3,384	2,853
Intangible Assets		37,270	36,428
Other Financial Assets		97	14
Total Non-Current Assets		49,544	48,622

Total Assets		85,055	84,172

LIABILITIES

Current Liabilities
Trade and Other Payables		31,223	33,937
Borrowings	6	1,767	3,815
Current Tax Liabilities		673	489
Provisions		535	539
Total Current Liabilities		34,198	38,780

Non-Current Liabilities

Deferred Tax liabilities		2,002	1,594
Borrowings	6	13,352	10,943
Provisions		141	72
Total Non-Current Liabilities		15,495	12,609

Total Liabilities		49,693	51,389

Net Assets		35,362	32,783

EQUITY
Contributed Equity	4	21,994	21,704
Reserves		(652)	(428)
Retained Earnings		14,020	11,507

Total Equity		35,362	32,783

The Condensed Consolidated Statement of Financial Position is to be read in conjunction with the attached Notes on pages 10 to 13.

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

	Half -Year to
	31 December
	2010	2009
	$’000	$’000

Total equity at the beginning of the financial period	32,783	19,648

Exchange differences on translation of foreign operations	(229)	(219)

Net loss recognised directly in equity	(229)	(219)

Net profit for the half-year	2,513	2,005

Total income and expense recognised for the period	2,284	1,786

Share option reserve	5	-
Shares issued as consideration for business acquisition	-	600
Contributions of equity, net of transaction costs	290	-

Total equity at the end of the financial period	35,362	22,034

The Condensed Statement of Changes in Equity is to be read in conjunction with the attached Notes on pages 10 to 13.

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

	Half -Year to
	31 December
	2010	2009
	$’000	$’000

Cash Flows From Operating Activities

Receipts from customers and licensee (inclusive of goods and services tax)	64,600	63,031
Payments to suppliers and employees (inclusive of goods and services tax)	(61,817)	(61,258)
	2,783	1,773
Interest received	17	10
Interest and finance charge expenses	(1,487)	(985)
Income taxes paid	69	-
Net cash inflow from operating activities	1,382	798

Cash Flows From Investing Activities
Payments for property, plant and equipment	(813)	(74)
Payment for investment in wholly owned subsidiary	(1,762)	(1,078)
Payment for purchase of intangibles	(977)	(732)
Proceeds from sale of property, plant and equipment	-	27
Net cash outflow from investing activities	(3,552)	(1,857)

Cash Flows From Financing Activities
Proceeds from issues of shares	2,551	-
Share issue transaction costs (including costs related to prior period)	(1,538)	-
Proceeds from borrowing	24,261	647
Repayment of borrowing	(22,253)	(621)
Net cash inflow from financing activities	3,021	26

Net increase / (decrease) in cash and cash equivalents	851	(1,033)

Cash and cash equivalents at the beginning of the financial year	2,482	2,431

Effects of exchange rate changes on cash and cash equivalents	(107)	(46)

Cash and cash equivalents at the end of the financial period	3,226	1,352

The Condensed Consolidated Cash Flow Statement is to be read in conjunction with the attached notes on pages 10 to 13.

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

Note 1 Basis of Preparation of Half-year Financial Report

Statement of Compliance

The financial report for the half year ended 31 December 2010 is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001 and AASB 134 Interim Financial Reporting. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 Interim Financial Reporting. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report and any public announcements made by Healthzone Limited during the interim reporting period and up to the date of this report in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Basis of Preparation

The half-year financial report has been prepared on a historical cost basis. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

Healthzone Limited is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Director‟s Report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The consolidated entity has adopted all of the new and revised Standards and interpretations issued by the Australian Standards Board (“AASB”) that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised standards did not have any material financial impact on the amounts recognised in the financial statements of the consolidated entity for the period current or prior periods.

The accounting policies and methods of computation used in compiling these interim financial statements are consistent with those used in the 30 June 2010 financial report.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS) ensures that the consolidated financial statements of Healthzone Limited comply with International Reporting standards (IFRS).

Note 2 Revenue
	Half-Year to
	31 December
	2010	2009
	$’000	$’000

Sale of goods to external customers	51,749	53,177
Sale of goods to other related parties	-	621
Franchise fees and licence revenue	4,756	2,380
Other revenue including foreign exchange gain	1,008	624
Total revenue from continuing operations	57,513	56,802
Change in contingent consideration	1,200	-
Total revenue	58,713	56,802

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

Note 3 Statement of Operations by Segment

Reporting - Segments

AASB 8 Operating Segments requires a „management approach“ under which operating segments are identified on the basis of internal reports about components of the consolidated entity that are regularly reviewed by the chief decision maker in order to allocate resources to the segment and to assess its performance.

The consolidated entities chief operating decision maker has been identified as the Executive Chairman.

The segment information provided to the Executive Chairman for the reportable segments for the half year ended 31 December 2010 is as follows:

			Intersegment
			Eliminations/
Half-Year to	Wholesale	Retail	Unallocated	Consolidated
31 December 2010	$”000	$”000	$”000	$”000

Revenue
Sales of Goods	39,738	11,999	-	51,737
Intersegment Sales	5,397	-	(5,397)	-
Total Sales Revenue	45,135	11,999	(5,397)	51,737
Other Revenue	566	6,410	-	6,976
Total Revenue	45,701	18,409	(5,397)	58,713

Results
Segment Result	580	5,091	(182)	5,489
Unallocated Revenue Less
Unallocated Expenses	-	-	(2,288)	(2,288)
Profit Before Income Tax	580	5,091	(2,470)	3,201
Income Tax Expense				(688)
Net Profit for the Half-Year				2,513

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

			Intersegment
			Eliminations/
Half-Year to	Wholesale	Retail	Unallocated	Consolidated
31 December 2009	$”000	$”000	$”000	$”000

Revenue
Sales of Goods	49,839	3,959	-	53,798
Intersegment Sales	4,534	-	(4,534)	-
Total Sales Revenue	54,373	3,959	(4,534)	53,798
Other Revenue	395	2,609	-	3,004
Total Revenue	54,768	6,568	(4,534)	56,802

Results
Segment Result	855	2,296	(272)	2,879
Unallocated Revenue Less
Unallocated Expenses	-	-	(492)	(492)
Profit Before Income Tax	855	2,296	(764)	2,387
Income Tax Expense				(382)
Net Profit for the Half-Year				2,005

Note 4 Equity Securities Issued

	Half-Year to	Half-Year to
	31 December 2010	31 December 2010
	Number of Shares	Contributed Equity
		$’000

Opening balance	79,089,299	21,704

3 August 2010 share issue	4,669,572	1,401
Share issue costs (including costs related to prior period)		(1,111)

Closing balance as at 31 December	83,758,871	21,994

HEALTHZONE LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2010

Note 5   Events Occurring after Reporting Date

No matter or circumstance has arisen since 31 December 2010 that has significantly affected or may significantly affect the entity‟s operations in future financial years, the results of those operations in future financial years or the entity“s state of affairs in future financial years.

Note 6	Borrowings

	Consolidated
	31 December	30 June
	2010	2010
	$’000	$’000

Current
Secured Liabilities
Commercial Bills	1,200	3,546
Loan Facilities	394	240
Other Loans	173	29
	1,767	3,815

Non-Current
Secured Liabilities
Commercial Bills	12,613	10,413
Loan Facilities	622	530
Other Loans	117	-
	13,352	10,943

Commercial Bills
The commercial bill facility of $13.8m is repayable in instalments per quarter and expires in December 2013. The variable interest rate on the facility is 4.88% as at 31 December 2010. The commercial bill is subject to certain financial covenants, none of which have been breached at 31 December 2010.

Note 7	Related Parties

During the period entities controlled by Mr. Roach, engaged in the transitional management of operations for four retail stores on behalf of the Group. As a result of this transaction the Group has recognized a receivable from the entities of $0.5m as at 31 December 2010.

During the period an associate, Healthy Life China Pty Limited, reduced its receivable by $1.6m. All related party transactions were conducted on normal commercial terms and conditions.

HEALTHZONE LIMITED
CORPORATE DIRECTORY
31 DECEMBER 2010

Directors

Peter Roach (Executive Chairman)
Michael Wu
Guy Robertson
Ian Spence (Appointed 30 November 2010)
Michael Jenkins (Resigned 30 November 2010)

Company Secretary

Michael Jenkins

Registered Office

Healthzone Limited
316 Horsley Road
Milperra NSW 2214

Auditors

PKF
Level 10, 1 Margaret Street
Sydney NSW 2000

Lawyers

Baker & McKenzie
Level 27, 50 Bridge Street
Sydney NSW 2000

Share Registry

Registries Limited
Level 7, 207 Kent Street
Sydney NSW 2000
Telephone: +61 2 9290 9600

Website

www.healthzone.com.au

Contact Information

Telephone:	+61 2 9772 7100
Fax:	+61 2 9773 0075

HEALTHZONE LIMITED
DIRECTORS“ DECLARATION

In the Directors“ opinion:

(a)	the financial statements and notes set out on pages 5 to 13 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)
giving a true and fair view of the Company“s and consolidated entity“s financial position as at 31 December 2010 and of their performance, as represented by the results of their operations and their cash flows, for the half year ended on that date; and

(b)	there are reasonable grounds to believe that the Healthzone Limited will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Chairman and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Peter Roach
Healthzone Limited
Executive Chairman

Dated at Sydney this 28th day of February 2011

INDEPENDENT AUDITOR“S REVIEW REPORT

To the members of Healthzone Ltd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Healthzone Ltd, which comprises the statement of financial position as at 31 December 2010, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors“ declaration. The consolidated entity comprises Healthzone Ltd and the entities it controlled at 31 December 2010 or from time to time during the half-year ended at that date.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity“s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Healthzone Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Healthzone Ltd, would be in the same terms if given to the directors as at the time of this auditor“s report.

Tel: 61 2 9251 4100  |  Fax: 61 2 9240 9821 | www.pkf.com.au
PKF  | ABN 83 236 985 726
Level 10, 1 Margaret Street  |  Sydney  |  New South Wales 2000  |  Australia DX
10173  |  Sydney Stock Exchange  |  New South Wales

PKF East Coast Practice is a member of PKF Australia Limited a national association of independent chartered accounting and consulting firms each trading as PKF. The East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice is also a member of PKF International, an association of legally independent chartered accounting and consulting firms

Liability limited by a scheme approved under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the consolidated entity is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity's financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and
(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PKF

Grant Saxon
Partner
Sydney
28 February 2011

Annual Report 2010

DIRECTORS’ REPORT

This Report is provided in relation to Healthzone Limited as the consolidated entity consisting of Healthzone Limited and its controlled entities. The Financial Report is presented in Australian currency.

Healthzone Limited is a Company limited by shares, incorporated and domiciled in Australia.

Your Directors present this report on the consolidated entity (referred hereafter as the Group or Healthzone), consisting of Healthzone Limited (the Company) and the entities it controlled at the end of, or during the year ended 30 June 2010.

Directors

The following persons were Directors of Healthzone Limited during the financial year and up to the date of this report unless otherwise stated:

Peter Roach -appointed 4 May 2007

Michael Ge Wu -appointed 8 March 2006

Michael Jenkins -appointed 27 August 2009

Guy Robertson -appointed 28 May 2010

Terry Cuthbertson -resigned 27 August 2009

Company Secretary

The company secretary is Michael
Jenkins, who was appointed 19
December 2008.

Principal Activities

Healthzone is a distributor, producer and franchise retailer of health and beauty products. The Group’s operations include production of more than 500 health food products; a national health food distribution business; a national franchise of more than 120 health food retail stores including company owned retail stores and overseas franchise operations. There were no significant changes in the principal activities during the year.

Dividends
The Directors of the Group recommend that no dividend be paid in respect of the year ended 30 June 2010 (2009– Nil).

Review of Operations
Please refer to page 8 for the review of operations relating to the year ended 30 June 2010.

Operating Results

The net profit after tax of the consolidated entity for the year ended 30 June 2010 was $4.4 million (2009: $3.0 million). Income tax expense for the year was $1.3 million (2009: $0.7 million). In the opinion of the Directors, the results of the operations of the consolidated entity for the year ended 30 June 2010 were not affected by any item, transaction or event of a material or unusual nature other than those outlined in this Report.

Significant Changes in the State of Affairs

Other than as described in the annual report, there were no significant changes in the state of affairs during the year.

After Balance Date Events

Other than as disclosed in Note 26 to the financial report, no matter or circumstance has arisen since 30 June 2010 that has significantly affected, or may significantly affect the Group’s operations in future financial years, the results of those operations in future financial years, or the Group’s state of affairs in future financial years.

Future Developments and Expected Results

Other than as disclosed in their report, the Directors are of the opinion that no further information as to likely developments in the operations of the Group and expected results are likely to result in unreasonable prejudice to the Group.

Environmental Regulation

The Group is not subject to significant environmental regulation under a law of the Commonwealth or of a state or territory.

Qualifications, Experience and Responsibilities of Directors and Company Secretary

Peter Roach
MAICD
Executive Chairman

Peter Roach has more than 25 years experience in the Australian health food industry. As former Chairman and Marketing Director of Go Vita Distributors Pty Limited, Peter administered a national health food distribution and retail operation that today successfully operates with more than 100 retail stores. As former Managing Director of DVC Discount Vitamin Centres, Peter developed a retail chain of health food stores in Sydney and Melbourne with more than 70,000 loyalty club members.

Current And Former Directorships In Last 3 Years
Nil.

Michael Ge Wu
B.Com M.Com MAICD
Executive Director

Michael Wu has successfully implemented initiatives for export,  logistics, business development, for product development, contract manufacturing, research and development and planning and execution of Healthzone’s business acquisition activities.

Michael holds a Master of Commerce Degree, a Bachelor of Commerce Degree and is a member of the Australian Institute of Company Directors.

Current And Former Directorships In Last 3 Years
Nil.

Michael Jenkins
B.Com, LLB (Hons.), CA, ICSA,
MAICD
Finance Director and Company Secretary

Michael was appointed Company Secretary in December 2008 and Finance Director in August 2009. Michael has more than 20 years of experience in finance and as a senior executive. Michael is a Chartered Accountant, holds a Bachelor of Laws Degree, a Bachelor of Commerce Degree and is a Member of the Australian Institute of Company Directors, the Australian Institute of Company Secretaries and the Australian Institute of Chartered Accountants.

Current And FormerDirectorships In Last 3 Years
Nil.

Guy Robertson
B.Com (Hons.), CA, MAICD
Non-executive Director

Guy has more than 28 years experience in finance as a senior executive in both Australia and Hong Kong. He has previously held role as General Manager of Finance of Franklins Limited, Chief Operating Officer of the Colliers Jardine Group and Finance Director of Jardine Australian Insurance Brokers. Guy is a Chartered Accountant, holds a Bachelor of Commerce Degree with Honours and is a Member of the Australian Institute of Company Directors.

Current And FormerDirectorships In Last 3 Years
Nil.

Directors’ Interests
Directors’ total direct and indirect interests in Shares and Options of the Company are as follows:

	Number of Shares	Number of Options

Peter Roach	1,032,500
Michael Ge Wu	9,556,825
Michael Jenkins	134,600
Guy Robertson	22,000

Meetings of Directors

There were 15 meetings of the Board during the year ended 30 June 2010.

Information concerning the date of appointment of all Directors who served during the year, the number of Board meetings each was eligible to attend and the number of meetings attended is as follows:

				Audit And		Remuneration and
		Directors		Remuneration Committee		Nomination Committee
	Date of	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Directors & Offices	Appointment	Eligible	Attended	Eligible	Attended	Eligible	Attended

Peter Roach	4/05/2007	15	15	2	2	1	1
Michael Ge Wu	8/03/2006	15	15	2	2
Michael Jenkins	27/08/2009	13	13
Guy Robertson*	28/05/2010					1	1
Terry Cuthbertson**	8/09/2006	2		1
* Appointed 28 May 2010
** Resigned 27 August 2009

Remuneration Report (Audited)

The remuneration report is set out under the following main headings:

A Principles Used to Determine the Nature and Amount of Remuneration
B Details of Remuneration
C Service Agreements
D Share Based Compensation

Information provided under headings A to D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited as required by section 308 (3C) of the Corporations Act 2001.

A. Principles Used To Determine The Nature And Amount Of Remuneration (Audited)

Non Executive Directors

Fees and payments to Non Executive Directors reflect the demands which are made on, and the responsibilities of, the directors.

Non Executive Directors’ fees and payments are reviewed annually by the Board based on comparative roles in the external market.

Non Executive Directors’ fees are determined within an aggregate directors’ fee pool limit, which is currently $300 thousand.

Retirement Allowances For Directors

There are no retirement allowances for directors, other than payment of statutory superannuation.

Executives Including Executive Directors

The objectives of the Group’s executive reward system are for rewards to be competitive, appropriate and based on performance. This system aligns executive rewards with the Company’s objectives and shareholder value. The system, which provides a mix of fixed and variable pay, is appropriate with respect to the Company’s potential performance, and competitive to enable the Company to attract and retain key executives.

Executive Pay
The Company’s reward system is comprised of:

•	Base pay and benefits (fixed); And

•	Performance incentives (variable).

The combination of these comprises the executive’s total remuneration.

Base Pay

Base pay is structured as a remuneration package which may be provided by way of cash and prescribed benefits, including superannuation. Base pay for senior executives is reviewed periodically by the Audit and Remuneration Committee in the context of market practices.

Benefits

The Company provides statutory superannuation as required to all employees and motor vehicle benefits to Executives. There are no retirement benefits other than statutory superannuation.

Healthzone Limited Executive Option Plan

Information on the Healthzone Limited Executive Option Plan is set out in Note 1(u) to the Financial Report.

Company Performance, Shareholder Wealth and Director and Executive Remuneration

The remuneration policy has been tailored to increase goal congruence between Shareholders, Executive Directors and Executives. There have been two methods applied in achieving this aim, the first being a performance-based bonus focused on KPI’s, and the second being the issue of options to the majority of Executive Directors and Executives. The Company believes this policy is increasing shareholder wealth.

The following table has been prepared to give Healthzone shareholders a clear view of the alignment of key organizational performance measures compared to changes in Director’s and Senior Executives remuneration.

	2007	2008	% Change	2009	% Change	2010	% Change
Company Performance
EBITDA ($’000)	2,320	4,771	106%	6.467	36%	8.982	39%
EPS (cents)	6.3	6.6	5%	6.9	5%	8.0	16%
Dividends (cents)	-	-	-	-	-	-	-
Share Price at year end (cents)	0.45	0.60	33%	0.38	(37)%	0.29	(24)%
Executive Director Remuneration ($’000)
Michael Ge Wu	60	43	(28)%	60	40%	60	-
Peter Roach (1)	-	105	-	151	44%	250	66%
Michael Jenkins (2)	-	-	-	163	-	245	50%
Non-Executive Director Remuneration ($’000)
Guy Robertson (3)	-	-	-	-	-	4	-
Terry Cutherbertson (4)	36	44	22%	44	0%	-	-
Robert Dulhunty (5)	6	5	(17)%	59	1080%	-	-
Executive Remuneration ($’000)
Guy Robertson (3)	90	74	(18)%	-	-	-	-
Matthew Jinks (6)	-	-	-	252	-	250	(1)%
Michael Trevaskis (7)	-	-	-	95	-	135	42%
Geoffrey Sainsbury (8)	-	-	-	109	-	162	49%
Michael Barwick (9)	-	160	-	203	27%	222	9%

Healthzone Limited listed on the ASX on 8th November 2006
The above table excludes Directors and Executives who have not served during the current or prior year
(1)	Appointed Non Executive Director 4 May 2007. Appointed Managing Director 1 January 2008.
(2)	Commenced as Chief Finance Officer 29 September 2008. Appointed Company Secretary 19 December 2008 and Finance Director 27 August 2009.
(3)	Appointed Company Secretary and Chief Operating Officer 6 November 2006. Resigned 19 December 2008. Appointed Non Executive Director 28 May 2010.
(4)	Appointed Non Executive Director 6 September 2006. Resigned 27 August 2009.
(5)	Appointed Non Executive Director 4 May 2007. Resigned 27 March 2009.
(6)	Appointed General Manager of Operations 7 July 2008.
(7)	Appointed General Manager Sales 21 January 2009. Resigned 28 February 2010.
(8)	Appointed General Manager of Retail 8 September 2008.
(9)	Appointed General Manager of Jasham International Pty Limited 13 May 2009. Resigned 31 January 2010.

Performance Income as aProportion of Total Remuneration

Executive Directors and Executives are paid performance-based bonuses based on set monetary figures, rather than proportions of their salary. This has led to the proportions of remuneration related to performance varying between individuals. The Remuneration Committee has set these bonuses to encourage achievement of specific goals that have been given a high level of importance in relation to the future growth and profitability of the Group.

The Remuneration Committee will review the performance bonuses to gauge their effectiveness against achievement of set goals, and adjust future year incentives to reward the achievement of designated outcomes.

These performance conditions have been chosen because they reflect the Group’s strategies for growth and increased shareholder wealth, in respect of which the Executive Directors play a crucial role.

B. Details of Remuneration (Audited) Amounts of Remuneration

Details of the remuneration of Directors and the key management personnel (as defined in AASB 124 Related PartyDisclosures) for the financial years ended 30 June 2010 and 30 June 2009 are set out in the following tables:

Remuneration of Directors and Key Management Personnel
Year Ended 30 June 2010

				Post	Share	Long-
				Employ-	Based	Term
	Short-Term Benefits			ment	Benefits	Benefits
			Non			Long
	Cash Salary	Cash	Monetary	Super-	Share	Service		Performance
	and Fees	Bonus	Benefits	annuation	Options	Leave	Total	Related
Name	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000%
Executive Directors
Michael Ge Wu	60	-	-	-	-	-	60	-
Peter Roach	250	-	-	-	-	-	250	-
Michael Jenkins	200	25	-	20	-	-	245	10.2%
Sub-Total Executive Directors	510	25	-	20	-	-	555	5.5%
Non-Executive Directors
Guy Robertson*	4	-	-	-	-	-	4	-
Sub-Total
Non-Executive Directors	4	-	-	-	-	-	4	-
Other Key Management
Personnel
Matthew Jinks	200	13	20	17	-	-	250	5.2%
Michael Trevaskis**	105	7	14	9	-	-	135	5.2%
Geoffrey Sainsbury	140	-	14	8	-	-	162	-
Michael Barwick***	197	-	20	5	-	-	222	-
Sub-Total other Key
Management Personnel	642	20	68	39	-	-	769	2.6%
Total	1,156	45	68	59	-	-	1,328	3.4%

* Appointed 28 May 2010
** Resigned 28 February 2010
*** Resigned 31 January 2010

Remuneration of Directors and Key Management Personnel
Year Ended 30 June 2009

				Post	Share	Long-
				Employ-	Based	Term
	Short-Term Benefits			ment	Benefits	Benefits
			Non			Long
	Cash Salary	Cash	Monetary	Super-	Share	Service		Performance
	and Fees	Bonus	Benefits	annuation	Options	Leave	Total	Related
Name	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000%
Executive Directors
Michael Ge Wu	60	-	-	-	-	-	60	-
Peter Roach	150	-	-	1	-	-	151	-
Michael Jenkins	150	-	-	13	-	-	163	-
Sub-Total Executive Directors	360	-	-	14	-	-	374	-
Non-Executive Directors
Terry Cuthbertson	40	-	-	4	-	-	44	-
Robert Dulhunty *	54	-	-	5	-	-	59	-
Sub-Total
Non-Executive Directors	94	-	-	9	-	-	103	-
Other Key Management
Personnel
Matthew Jinks	213	-	20	19	-	-	252	-
Michael Trevaskis	78	-	10	7	-	-	95	-
Geoffrey Sainsbury	85	-	16	8	-	-	109	-
Michael Barwick	168	-	20	15	-	-	203	-
Sub-Total other Key
Management Personnel	544	-	66	49	-	-	659	-
Total	998	-	66	72	-	-	1,136	-

C. Service Agreements

Remuneration and other terms of employment for the Directors and other key personnel are formalised in service agreements. The major provisions of agreements relating to remuneration are set out below.

An incentive bonus element of Directors’ remuneration is determined in relation to achievements of profit targets and KPIs. The performance conditions do not involve a comparison with factors external to the Group.

Remuneration of senior executives is assesed with regard to normal commercial rates of remuneration for similar levels of responsibility,  experience and skill. In addition, a portion of the aggregate remuneration of each senior executive comprises an incentive bonus related to performance of those parts of the Group’s operations which are relevant to the executives’ responsibilities.

Service agreements of Directors and Key Management Personnel are for an indefinite period subject to annual review by the Remuneration and Nomination Committee.

The actual remuneration of directors and key executives is determined by the Remuneration and Nomination committee. There is no specific term in the individual contracts that would affect the compensation of directors or key management personnel in future periods.

Contracts with executives may be terminated by the executive and by the Group subject to notice periods and termination payments as detailed below.

Michael Ge Wu – Director

Appointed 8 March 2006.

Director’s fees, for the financial year ended 30 June 2010 of $60 thousand per annum, to be reviewed annually by the Remuneration and Nomination Committee. Mr Wu is a director of MGR Pty Ltd that received consultancy fees of $51 thousand for brand development services provided by Mr Wu that have been approved by the Board on normal commercial terms – see Note 27 Related Party Transactions.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to four months’ base salary and benefits.

Peter Roach – Director andExecutive Chairman

Appointed 4 May 2007.

Base remuneration, inclusive of superannuation, for the financial year ended 30 June 2010 of $150 thousand per annum, to be reviewed annually by the Remuneration and Nomination Committee.

Consultancy fees of $135 thousand for brand development and capital raising services provided by Mr Roach were paid to Colroa Trust a related entity that have been approved by the Board on normal commercial terms – see Note 27 Related Party Transactions.

Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s fees.

Michael Jenkins –Director and Company Secretary

Appointed 27 August 2009.

Base salary for the financial year ended 30 June 2010 of $200 thousand, to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one months’ base salary.

Guy Robertson – Director

Appointed 28 May 2010.

Base salary package, inclusive of superannuation, for the financial year ending 30 June 2010 of $50 thousand per annum, to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal toone month’s base salary and benefits.

Matthew Jinks –General Manager Of Operations

Base salary for the financial year ended 30 June 2010 of $220 thousand, to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary.

Geoffrey Sainsbury –General Manager Of Retail

Base salary for the financial year ended 30 June 2010 of $154 thousand, to be reviewed annually by the Remuneration and Nomination Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary.

D. Share – Based Compensation

The Healthzone Limited Option Plan is open to selected persons at the discretion of the Board. The overall philosophy of the Option Plan is to attract, retain and motivate key personnel. It is designed to generate longer term incentives linked to the performance of the Group.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights.

No option holder has any right under the options to participate in any other share issue of the Company.

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

There were no options exercised during the financial year ended 30June 2010.

Indemnifying and Insurance of Directors and Officers

The Company’s Directors and Officers insurance policy was renewed on 31 March 2009. The Company paid a premium of $17,359 on 18 June 2009 to 30 September 2010.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001. Refer to Note 23 for other contingencies.

Non-Audit Services

The Group may engage the audit firm on assignments additional to statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

The Board of Directors, in accordance with advice from the Audit, Risk and Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor did not compromise auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and
•	none of the services undermine the general principles relating to auditor independence as set out in APES110 Code of Ethics for Professional Accountants.

Remuneration Of Auditors

During the year the following fees were paid or payable for services provided by the audit firm of the parent entity, its relatedpractices and non-related audit firms:

	2010	2009
	$’000	$’000
Assurance Services

Fees paid to PKF East Coast Practice;
- Audit and review of financial reports	163	226
Fees paid to related practice to PKF East Coast Practice;
- Audit and review of financial reports	6	17
Total remuneration for audit services	169	243
2. Other Assurance Services
Fees paid to the audit firm of the parent company;
Services provided as investigating accounts in business acquisitions	79	126
Total remuneration for other assurance services	79	126
Total remuneration for assurance services	248	369
3. Taxation Services
Fees paid to the audit firm of the parent company
Tax compliance services, including review of Company income tax returns,
International tax consulting and tax advice on mergers and acquisitions	80	114
Total remuneration for taxation services	80	114

Auditors’ Independence Declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

PKF Chartered Accountants and Business Advisors continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of the directors.

Rounding of Amounts

The Company is an entity to which ASIC Class Order 98/100 applies. Accordingly, amounts are in the financial report and this report have been rounded to the nearest thousand dollars.

Peter Roach	Michael Wu
Executive Chairman	Executive Director
Dated at Sydney Thursday 30 September 2010

Healthzone Limited	PKF
Chartered Accountants
AUDITOR’S INDEPENDENCE DECLARATION	& Business Advisers

Auditor’s Independence Declaration

As lead auditor for the audit of Healthzone for the year ended 30 June 2010, I declare that to the best of my knowledge and belief there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Healthzone Limited and the entities it controlled during the year.

Grant Saxon
Partner

Sydney: 30 September 2010

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms. The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation.

CORPORATE GOVERNANCE

Healthzone Limited (“the Company”) and its board of Directors (“the Board”) are committed to achieving and maintaining best practice in corporate governance, consistent with our sector of operations and the size and maturity of the Company. The Listing Rules of the Australian Securities Exchange (ASX) require listed companies to provide a statement in their annual report disclosing the extent to which they have followed the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations (“ASX Principles”). The following discloses the extent to which the Company has followed the ASX Principles during the reporting period. The Company and its controlled entities together are referred to as the Group in this statement.

The Board of Healthzone adopted a general Corporate Governance Policy in November 2006, subsequent to its listing on the Australian Securities Exchange on 8 November 2006. The Group adopted a broad Corporate Governance Framework as well as more detailed policies in a number of areas. The framework and policies as at the date of this report are available from the investor section of the Company’s website www.healthzone.com.au, including the Company’s:

• Board Charter;

• Audit, Risk and Compliance Committee Charter;

• Remuneration and Nomination Committee Charter

• Continuous Disclosure and Shareholder Reporting Policies; and

• Share Trading Policies.

The Group has developed a broad risk management framework which is supported by detailed internal policies and procedures.

Set out below are the corporate governance policies and procedures adopted by the Board of the Company. At regular intervals the Board reviews the policies and procedures adopted as requirements and change as the Group develops and grows in complexity. The policies in place are described under the headings of the eight ASX Principles consistent with the ASX Principles and Recommendations from 1 July 2008.

PRINCIPLE 1

Lay Solid Foundations for Management and Oversight Role of the Board

The Board has the primary responsibility for guiding and monitoring the business and affairs of the Company, including compliance with the Company’s corporate governance objectives. The Board is responsible for the oversight and performance of the Company.

The Board has delegated the day to day management of the Company to senior management of the Company and the Audit, Risk and Compliance Committee and Remuneration and Nomination Committee (“the Committees”).

The Board’s role is set out in the Board charter which establishes the relationship between the Board and management and describes their respective functions and responsibilities.

The Board is responsible for the oversight and performance of the Group, including matters such as:

•	Overall corporate governance;

•	Formulating, approving and monitoring corporate objectives with a view to maximising shareholder value;
•	Selecting, appointing and reviewing key consultants and executives;
•	Identifying management and business risks;

•	Monitoring systems of internal control and compliance;

•	Evaluating, approving and monitoring the strategic and financial plans and performance objectives for the Group;

•	Evaluating, approving and monitoring the annual budgets and business plans;

•	Evaluating, approving and monitoring major capital expenditure, capital management and all major corporate transactions including the issue of any securities of the Group;

•	Monitoring and approving all financial reports and all other reporting and external communications by the Group;

•	Evaluation of Board and individual director performance;

•	Evaluation of senior management performance against individual and group plans;

•	Appointing, removing and managing the performance of, and the succession planning for, senior executives of the Group;

•	Overseeing and ratifying the terms of appointment and, where appropriate, removal, of senior executives, including their remuneration;

•	Reporting to shareholders on the Group’s strategic direction and performance;

•	Monitoring the Group’s performance in relation to best practice principles of corporate governance; and

•	Approving and monitoring the Group’s risk managementstrategy and internal controls and accountability systems and their effectiveness.

Role of Management

The Board has delegated the day to day management of the Group to the Committees outlined above, and senior management. The delegations to the Committees which are led by the Committee Chairman include:

Developing business plans, budgets and Group strategies for consideration by the Board and, to the extent approved by the Board, implementing those plans, budgets and strategies;

Operating the business of the Group within the parameters determined by the Board and keeping the Board promptly informed of all developments material to the Group and its business;

Identifying and managing operational risks and formulating strategies for managing those risks for consideration by the Board; and

Managing the Group’s financial and other reporting mechanisms and control and monitoring systems to ensure reporting of relevant material information on a timely and effective basis.

Role of the Chairman

The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board’s relationship with the company’s senior executives.

The Chairman is responsible for implementing Group strategies and policies. The Board charter specifies that these are separate roles to be undertaken by separate people. At the date of this report the Chairman is the CEO. Due to the Company being in an acquisition phase it was deemed acceptable for the Chairman to also fill the role of CEO. The Company is currently reviewing the roles of CEO and Chairman.

PRINCIPLE 2

Structure the Board to Add Value

Board Composition
The Board has three executive directors and a non-executive director. The names, date of first appointment and status of the Company’s directors are set out in the Directors’ Report. More details on the background qualifications and particular skills of these directors are provided in Qualifications, Experience and Responsibilities of Directors.

Director Independence
Directors are expected to bring independent views and judgment to the Board’s deliberations. The Board assesses the independence of new directors upon appointment and reviews their independence, and the independence of the other directors, as appropriate  The criteria used to assess independence are in our Board Charter which is available in the investor section of the Company’s website at www.healthzone.com.au

Using these criteria, the following Directors are deemed to be not independent:

Mr Michael Ge Wu is a substantial shareholder in the Group.

Mr Peter Roach is a director of Wild Food Natural Health Market Pty Limited in which the Group holds shares and options. Peter Roach is also a director of CenturCorp Retail Pty Limited which purchased goods from Healthzone Limited on commercial terms during the year.

Mr Michael Jenkins is an executive of the Company.

Due to the Company being in an acquisition phase, it was deemed appropriate to have a higher proportion of executive directors.

Meetings of the Board
The Board meets formally on a monthly basis and on other occasions, as required. On the invitation of the Board, members of senior management attend and make presentations at Board meetings.

Retirement and Re-Election
The constitution of the Company requires at least one director to retire from office at each Annual General Meeting. Directors who have been appointed by the Board are required to retire from office at the next Annual General Meeting and are not taken into account in determining the number of directors to retire at that annual general meeting. Directors cannot hold office for a period in excess of three years (or later than the third annual general meeting following their appointment) without submitting themselves for re-election.

Retiring directors may be eligible for re-election by shareholders. The Remuneration and Nomination Committee (see below) is responsible for the assessment of the needs of the Board for best governance of the Group and in determining whether retiring directors would appropriately fill these needs if re-elected. Details of responsibilities are outlined in the Committee Charter.

Committee of the Board
Included in the committees outlined above is a standing Audit, Risk and Compliance Committee and a Remuneration and Nomination Committee which assists the Board in the discharge of its responsibilities.

The Committees both review matters on behalf of the Board and make recommendations for consideration by the entire Board. The charter for this committee is set out in the Corporate Governance Policy noted above. The charters for these committees are set out in the Corporate Governance Policy noted above.

PRINCIPLE 3

Promote Ethical and Responsible Decision Making

The Company has adopted principles of appropriate conduct for employees. Employees,  executives and directors of the Group may not trade in the Company’s shares whilst in possession of inside information and outside of specified trading windows as determined by the Board.

Through its oversight of Group activities, the Board ensures that best practice standards of ethics and integrity in all business dealings and operations are maintained, including the Company’s interaction with its shareholders, employees, business partners, customers, suppliers and the community.

Refer to the investor section of the Company’s website at www.healthzone.com.au

PRINCIPLE 4

Safeguard Integrity in Financial Reporting

The Audit, Risk and Compliance Committee monitors and reviews the effectiveness of the Company’s control environment in the areas of operational risk, financial reporting and statutory compliance. The Committee advises and assists the Board to discharge its responsibility in exercising due care, diligence and skill in relation to:

•	reporting of financial information to users of financial reports, in particular the quality and reliability of such information;

•	assessing the consistency of disclosures in the financial statements with other disclosures made by the Group to the financial markets, governmental and other public bodies;

•	review and application of accounting policies;

•	financial management;

•
review of internal and external audit reports to ensure that where weaknesses in controls or procedures have been identified, appropriate and prompt remedial action is taken by management; • evaluation of the Group’s compliance and risk management structure and procedures, internal controls, corporate governance and ethical standards;

•	review of business policies and practices;

•	conduct of any investigation relating to financial matters, records or accounts, and to report those matters to the Board;

•	protection of the Group’s assets; and

•	compliance with applicable laws, regulations, standards and best practice guidelines,

As part of the Group’s commitment to safeguarding integrity in financial reporting, the Group has implemented procedures and policies to monitor the independence and competence of the Group’s external auditors.

Appointment of Auditors

The Group’s current external auditors are PKF Chartered Accountants and Business Advisors. The effectiveness, performance and independence of the external auditors is reviewed by the Audit, Risk and Compliance Committee. If it becomes necessary to replace the external auditors for performance or independence reasons, the Audit, Risk and Compliance Committee will then formalise a procedure and policy for the selection and appointment of new auditors. It is a requirement, given that the Company is listed on the ASX, that the audit engagement partners be rotated at least every five years.

PRINCIPLE 5 & 6

Make Timely and Balanced Disclosure and Respect the Rights of Shareholders

The Board has established Group policies for Continuous Disclosure (including requirements for approval for release of information by the Group), so that Company announcements and presentations are released to the Australian Securities Exchange in a timely manner to promote effective communication with its shareholders.

In addition to its disclosure obligations under the ASX Listing Rules and Corporations Act 2001, the Group communicates with its shareholders through means including:

•     annual and half-yearly reports;

•     Annual General Meeting presentations;

•     shareholder updates released to the ASX, sent by email to shareholders and others who so request, and placed on the Group’s website; and

•     media releases, public announcements and investor briefings.

Where feasible, material disclosed and authorised by the Board, is posted to the Group’s website.

The Group has a positive and formal strategy to communicate with shareholders and actively promote shareholder involvement in the Group. The Group aims to continue to increase and improve the information available to shareholders on its website. Company announcements, presentations are released to the Australian Securities Exchange. Consistent with ASX Principles the Group’s auditors attend, and are available to answer questions at, the Group’s Annual General Meetings.

PRINCIPLE 7

Recognise and Manage Risk

The Group is committed to the identification, monitoring and management of risks associated with its business activities. As part of its management and reporting systems, the Group has established a number of risk management controls. The Group has adopted a general Risk Management Statement addressing the profile of risks relevant to the Group given its operational context, which is supported by a set of internal procedures. Approval of detailed procedures and monitoring of their implementation has been delegated to the Audit, Risk and Compliance Committee of the Board. In particular, the Group has approved delegations and limits for approval of expenditure and for incurring contractual obligations.

The Executives provide the Board with written statements that the integrity of the financial statements is founded on a sound system of risk management, compliance and control in accordance with Board policies.

The risk profile and risk management procedures of the Company are expected to change as the Company grows in size and complexity.

PRINCIPLE 8

Remunerate Fairly andResponsibly

Remuneration and NominationCommittee

As detailed under Principle 2, the Company has established an Remuneration and Nomination Committee with responsibility for reviewing executive remuneration and the Company’s remuneration policies in accordance with ASX guidelines.

Membership of this Committee is comprised of Guy Robertson (Chairman) and Peter Roach (Executive).

The primary purpose of the Remuneration and Nomination Committee is to support and report to the Board in fulfilling its responsibilities to shareholders in relation to:

•     identification and appointment of directors and executives;

•     executive remuneration policy;

•     the remuneration of executive directors;

•     the Company’s recruitment, retention and termination policies and procedures;

•     superannuation arrangements; and

•     all bonus and equity-basedplans.

The Group’s remuneration policy and details of Director and executive remuneration are outlined in the Directors’ Report. The guiding principles of this policy are to balance operating efficiency with the need to retain sector leading personnel for enterprise growth.

		Consolidated
	Notes	2010	2009
		$’000	$’000

Revenue from continuing operations	5	112,693	103,932
Other income	5	323	524
Raw materials and consumables used		(84,527)	(81,886)
Freight		(2,055)	(1,827)
Employee benefits expense		(9,352)	(8,450)
Depreciation and amortisation expense	6	(325)	(198)
Professional and consulting expenses		(632)	(522)
Operating lease rental expenses		(2,676)	(2,846)
Selling and marketing expenses		(2,303)	(514)
Travel expenses		(279)	(307)
Interest and finance expenses		(2,952)	(2,616)
Other expenses		(2,229)	(1,661)
Share of net profits of associates accounted for using the equity method	32	10	24
Profit before income tax		5,705	3,653
Income tax expense	7	(1,311)	(666)
Profit attributable to members of Healthzone Limited		4,394	2,987
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	34	8.0 cents	6.9 cents
Diluted earnings per share	34	8.0 cents	6.9 cents

The above Income Statement should be read in conjunction with the accompanying Notes.

Healthzone Limited
STATEMENT OF COMPREHENSIVE INCOME
For the Year Ended 30 June 2010

	Consolidated
	2010	2009
	$’000	$’000

Net profit for the period	4,394	2,987

Other comprehensive income
Foreign currency translation	(397)	(8)

Other comprehensive income for the period net of tax	(397)	(8)

Total comprehensive income for the year	3,997	2,979

The above Statement of Comprehensive Income should be read in conjunction with the accompanying Notes.

Healthzone Limited
STATEMENT OF FINANCIAL POSITION
For the Year Ended 30 June 2010

		Consolidated
	Notes	2010	2009
		$ ‘000	$ ‘000
ASSETS
Current assets
Cash and cash equivalents	8	2,482	2,420
Trade and other receivables	9	20,878	21,852
Inventories	10	12,190	6,530
Total current assets		35,550	30,802
Non-current assets
Other receivables	9	5,933	4,500
Investments accounted for using the equity method	11	900	640
Property, plant and equipment	12	2,494	693
Deferred tax assets	7 (c), 13	2,853	2,115
Intangible assets	14	36,428	25,900
Other financial assets	15	14	76
Total non-current assets		48,622	33,924
Total assets		84,172	64,726

LIABILITIES
Current liabilities
Trade and other payables	16	33,937	26,136
Borrowings	17	3,815	2,316
Current tax liabilities	7 (d)	489	251
Provisions	18	539	767
Total current liabilities		38,780	29,470
Non-current liabilities
Borrowings	17	10,943	14,217
Deferred tax liabilities	7 (c), 19	1,594	1,322
Provisions	18	72	69
Total non-current liabilities		12,609	15,608
Total liabilities		51,389	45,078
Net assets		32,783	19,648

EQUITY
Contributed equity	20	21,704	12,566
Reserves	21	(428)	(31)
Retained profits	21	11,507	7,113
Total equity		32,783	19,648

Healthzone Limited
STATEMENT OF CHANGES IN EQUITY
For the Year Ended 30 June 2010

		Consolidated
				Foreign
				Currency
		Contributed	Retained	Translation
	Note	Equity	Profits	Reserve	Total
		$ ‘000	$ ‘000	$ ‘000	$ ‘000
Balance as at 1 July 2008		9,607	4,126	(23)	13,710
Total comprehensive income for the year		-	2,987	(8)	2,979
Contribution of equity, net transaction costs	20	2,959	-	-	2,959
Balance as at 30 June 2009		12,566	7,113	(31)	19,648
Total comprehensive income for the year		-	4,394	(397)	3,997
Contribution of equity, net of transaction costs	20	9,138	-	-	9,138
Balance as at 30 June 2010		21,704	11,507	(428)	32,783

The above Statement of Changes in Equity should be read in conjunction with the accompanying Notes.

Healthzone Limited
STATEMENT OF CASH FLOWS
For the Year Ended 30 June 2010

		Consolidated
	Notes	2010	2009
		$ ‘000	$ ‘000
Cash flows from operating activities
Receipts from customers and licensee (inclusive of goods and services tax)		126,452	109,383
Payments to suppliers and employees (inclusive of goods and services tax)		(121,760)	(104,450)
Interest received		20	149
Interest and finance charge expenses		(2,952)	(2,616)
Income taxes paid		(113)	(62)
Net cash inflow from operating activities	33	1,647	2,404
Cash flows from investing activities
Payments for property, plant and equipment		(170)	(409)
Payments for purchase of business	28	(38)	-
Payments for investment in wholly owned subsidiaries	28	(2,717)	(1,794)
Payments for purchase of intangibles		(1,757)	(1,357)
Proceeds from sale of property, plant and equipment		13	27
Net cash (outflow) from investing activities		(4,669)	(3,533)
Cash flows from financing activities
Proceeds from issues of shares		6,748	-
Share issue transaction costs		(1,122)	(11)
Proceeds from borrowing		135	-
Repayment of borrowing		(2,679)	(3,276)
Net cash inflow / (outflow) from financing activities		3,082	(3,287)
Net increase / (decrease) in cash and cash equivalents		60	(4,416)
Cash and cash equivalents at the beginning of the financial year		2,420	6,787
Effects of exchange rate changes on cash and cash equivalents		2	49
Cash and cash equivalents at the end of the financial year	8	2,482	2,420

The above Statement of Cash Flows should be read in conjunction with the accompanying Notes.

Healthzone Limited
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2010

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Healthzone Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and the OTCQX exchange in the United States of America (“HLTZY”) and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 30 June 2010 comprises the Company and its controlled entities (“the Group”). The nature of operations and principal activities of the Group are described in the Directors’ Report. The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes financial statements for the consolidated entity consisting of Healthzone Limited and its subsidiaries.

(a) Basis of Preparation
This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.
Compliance with IFRS
The consolidated financial statements comply with Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety ensuring that the financial report of Healthzone Limited complies with International Financial Reporting Standards (IFRS).
Historical Cost Convention
These financial statements have been prepared under the historical cost convention as modified by the revaluation of certain non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.
Critical Accounting Estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of Consolidation
(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Healthzone Limited (‘’Company’’) as at 30 June 2010 and the results of all subsidiaries for the year then ended. Healthzone Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(i)).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Healthzone Limited.
(ii) Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.
The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.
When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.
Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee.

(d) Foreign Currency Translation
(i) Functional and Presentation and Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Healthzone Limited’s functional and presentation currency.
(ii) Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
(iii) Group Companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

-
income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

-	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to shareholders equity.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue Recognition
Revenue from sales of goods is recognised upon delivery of goods to customers or their nominee. Delivery does not occur until the risks of obsolence and loss have transferred to the customer and either the customer has accepted the goods in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance has been satisfied. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
All revenue is stated net of the amount of goods and services tax (GST).
Interest income is recognised when received.
Royalty and licence income is calculated based on the sales of goods and is recognised when goods are sold to customers.
When the outcome of a contract to provide services can be estimated reliably, net revenue is recognised by reference to the percentage of services performed.
Contribution revenue from licensees is recognised when the conditions of such contribution are met.

(f) Government Grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Income Tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation
Healthzone Limited and its wholly-owned Australian controlled entities are part of a tax-consolidated group.
The parent entity, Healthzone Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Healthzone Limited recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidation entities.

(h) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

Leases of property plant and equipment with the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability of finance costs. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under the finance lease is depreciated over the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

(i) Business Combinations
The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(j) Impairment of Assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Other assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

(k) Cash and Cash Equivalents
For cash flow statement presentation purposes, cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short term liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(l) Trade Receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables have settlement terms of  between 30 and 90 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly.
An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the income statement with other expenses.
Trade receivables and payables are offset for the same account where appropriate.

(m) Inventories
Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual inventory items on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to make the sale.

(n) Investments and Other Financial Assets
(i)     Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-Maturity Investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group holds. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets.

(iii) Available For Sale Financial  Assets
Available for sale financial assets are non derivatives that are either designated in this category or not classified in other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the reporting date.
Available for sale financial assets are subsequently carried at fair value. Loans and receivables and held to maturity investments are carried at amortised cost using the effective interest method. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available for sale are recognised in equity in the available for sale investments revaluation reserve. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities. Investments are designated as available for sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
If the market for a financial asset is not active, the Group establishes fair value with reference to the fair values of recent arm’s length transactions, involving similar instruments, discounted cash flow analysis and option pricing models in accordance with the issuer’s specific circumstances.
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available for sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(o) Fair Value Estimation
The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, Plant and Equipment
Plant and equipment is stated at historical cost and is depreciated over its useful life using the straight-line method. Historical cost includes expenditure directly attributable to the acquisition of the items. The expected useful life for office furniture, information technology and store fixtures and fittings is 3 - 5 years and 5 - 8 years for motor vehicles. Residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 1(j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When re-valued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Intangible Assets
(i)  Goodwill
Goodwill represents the excess of a cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Product Development Costs
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overhead. Capitalised development costs are recorded as intangible assets and amortised from the year following completion of development over seven years. The balances are reviewed annually and any balances representing future benefits for which the realisation is considered to be no longer probable are written off.

(iii) Software Development Costs
Costs incurred in developing systems and costs incurred in acquiring software and licences that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems. Costs capitalised include costs of materials and services related to the project.  Software development costs are depreciated following the completion of the development over a five year period.

(r) Trade and Other Payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade receivables and payables are offset for the same account where appropriate.

(s) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Employee Benefits
(i)  Wages and Salaries and Annual  Leave
Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.

(iii) Retirement Benefit Obligations
The Group contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The Group’s legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Profit Sharing and Bonus Plans
The Group recognises a liability and an expense for bonuses annually on assessment of employee performance. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Share-Based Payments
Share based compensation benefits are provided to personnel via the Healthzone Executive Option Plan.  The fair value at grant date is independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the options, the vesting and performance criteria, impact of dilution, non tradable nature of  options, the share price at grant date and expected price volatility of underlying share, the expected dividend yield and the risk free interest rate for the term of the options.
The fair value of the options granted excludes the impact of any non market vesting conditions (for example, profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefits expense recognised each period takes into account most recent estimates.

The market value of shares issued to employees for non cash consideration to be recognised as employee benefits expense with a corresponding increase in equity when the employees become entitled to shares. Incremental costs directly attributable to the issue of new shares and options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(v) Contributed Equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

(w) Earnings per Share
(i)  Basic Earnings Per Share
Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings Per Share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(x) GST
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the balance sheet are shown inclusive of GST.
Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities.

(y) New Accounting Standards and Interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(i) AASB 9: Financial Instruments. (Effective from 1 July 2012)
Simplifies the classifications of financial assets into two categories, those carried at amortised cost; and those carried at fair value.
Simplifies requirements related to embedded derivatives that exist in financial assets that are carried at amortised cost, such that there is no longer a requirement to account for the embedded derivative separately. Removes the tainting rules associated with held-to-maturity assets.
Investments in equity instruments that are not held for trade can be designated at fair value through other comprehensive income, with only dividends being recognised in profit and loss.

Investments in unquoted equity instruments (and contracts on those investments that must be settled by delivery of the unquoted equity instrument) must be measured at fair value. However, in limited circumstances, cost may be an appropriate estimate of fair value. The Group will adopt the revised standard from 1 July 2012.

(ii) Revised AASB 124: Related Party Disclosures (December 2009).
Simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition of a related party. The Group will adopt the revised standard from 1 July 2010.

(iii) AASB 2009-12: Amendments to Australian Accounting Standards.
AASB 2009-12 makes amendments to a number of Standards and Interpretations.  In particular, it amends AASB 8 Operating Segments to require an entity to exercise judgement in assessing whether a government and entities known to be under the control of that government are considered a single customer for the purposes of certain operating segment disclosures.
The Group will adopt the revised standards from 1 July 2010.

(iv) AASB 2010-3: Amendments to Australian Accounting Standards arising from the Annual Improvements Project
The  principal amendments to the Standards have impact upon application in the following areas:
AASB 3: Business Combinations: Measurement of non-controlling Interests and un-replaced and voluntarily replaced share-based payment awards; AASB 7: Financial Instruments Disclosures; AASB 132: Financial Statement Presentation; AASB 139: Financial Instrument Recognition and Measurement: AASB 121: The Effect of Changes in Foreign Exchange Rates; AASB 128: Investments in Associates: Transition requirements for amendments arising as a result of AASB 127: Consolidated and Separate Financial Statements.

The Group will adopt the revised standards from 1 July 2010.

v) AASB 2010-4: Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
Amending standard provides for amendments in the following areas:
AASB 7: Financial Instruments Disclosures: Clarification of disclosures; AASB 101: Presentation of Financial Statements: Clarification of statement of changes in equity; AASB 134: Interim Financial Reporting: Significant events and transactions: Interpretation 13: Customer Loyalty Programmes: Fair value of award credits.
The Group will adopt the revised standards from 1 July 2010.

vi) AASB 2009-5: Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project.
Amendments are made to AASB 5, 8, 101, 107, 117, 118, 136 & 139.
The Group will adopt the revised standards from 1 July 2010.

vii) AASB 2009-8: Amendments to Australian Accounting Standards – Group Cash-settled Share-based Payment Transactions
The amendments clarify the scope of AASB 2 by requiring an entity that receives goods or services in a share-based payment arrangement to account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

The amendments incorporate the requirements previously included in Interpretation 8 and Interpretation 11 and as a consequence these two Interpretations are superseded by the amendments.
The Group will adopt the revised standard from 1 July 2010.

viii) AASB 2009-10: Amendments to Australian Accounting Standards - Classification of Rights Issues
Clarifies that rights options or warrants to acquire a fixed number of an entities own equity instruments for a fixed amount in any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all existing owners of the same class of its own non-derivative equity instruments.
The Group will adopt the revised standard from 1 July 2010.
The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material financial impact on the financial statements of the consolidated entity.

(Z) Rounding of Amounts
The Company is of a class referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to rounding off of amounts in the financial report. Amounts in the financial report have been rounded to the nearest thousand dollars, in accordance with the class order.

(Za) Change in Accounting Policy
Presentation of the financial statements. As a consequence of the adoption of AASB101 Presentation of Financial Statements and its associated amending standards the statement of comprehensive income has been included as well as the income statement and what was previoulsy termed ‘balance sheet’ is now the ‘statement of financial position’.

The Group has adopted AASB 8 Operating Segments from 1 July 2009. AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has had no effect in the number of reportable segments presented. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. There has been no impact on the measurement of the company’s assets and liabilities.
A revised AASB 3 Business Combinations became operative on 1 July 2009. While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.
All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss. Under the group’s previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.
Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.
Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree’s net identifiable assets.
If the Group recognises previous acquired deferred tax assets after the initial acquisition accounting is completed there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the Group’s net profit after tax.

The changes were implemented prospectively from 1 July 2009 and affected the accounting for the acquisition of Gold Mist Health Pty Ltd as disclosed in note 28. No material acquisition related costs were recognised in profit or loss in the 2010 financial year.

(Zb) Change In Comparatives
WHEN REQUIRED BY ACCOUNTING STANDARDS COMPARATIVE FIGURES HAVE BEEN ADJUSTED TO CONFORM WITH CHANGES IN PRESENTATION FOR THE CURRENT FINANCIAL YEAR.

NOTE 2 FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk including sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.
The Board provides written principles of management and policies for specific matters, such as foreign exchange risk, interest rate risk, credit risk, and investment of excess liquidity, which are outlined below:

(a) Market Risk
(i) Foreign Exchange Risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (RMB), Singapore Dollar (SGD), Great British Pound (GBP), New Zealand Dollar (NZD) and the US Dollar (USD).
Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.
The Group derives revenues denominated in RMB and incurs expenses which are denominated in RMB, SGD, GBP, NZD and USD. The Group monitors its exposure to foreign currency fluctuations periodically. The Group hedges its their foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts from time to time. The Group had no forward foreign exchange contacts in place as at 30 June 2010 (2009: nil).
The Group’s exposure to foreign currency risk at the reporting date was as follows:

	2010	2009
	$’000	$’000
Financial assets:
Cash and cash equivalents (RMB)	708	486
Trade and other receivables (RMB)	1,825	1,628
	2,533	2,114
Financial liabilities:
Trade and other payables (RMB, USD, GBP, NZD and SGD)	2,065	1,785
Group Sensitivity
Based on the financial instruments held at 30 June 2010, had the Australian dollar strengthened/ weakened by 5% against the RMB with all variables held constant, the Group’s post-tax profit for the year would have been $22 thousand higher / lower (2009: $40 thousand higher / lower). Had the Australian dollar strengthened/ weakened by 5% against the USD with all variables held constant, the Group’s post-tax profit for the year would have been $73 thousand higher / lower (2009: $114 thousand higher / lower). Had the Australian dollar strengthened/ weakened by 5% against the GBP with all variables held constant, the Group’s post-tax profit for the year would have been $2 thousand higher / lower (2009: nil higher / lower). Had the Australian dollar strengthened/ weakened by 5% against the SGD with all variables held constant, the Group’s post-tax profit for the year would have been $11 thousand higher / lower (2009: nil higher / lower), mainly as a result of foreign exchange gains/losses on translation of financial instruments as detailed in the above table.

(ii ) Interest Rate Risk
The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. During 2010 and 2009, the Group’s borrowing at variable rate were denominated in Australian Dollars.
The following table sets out the Group’s exposure to interest rate risk, including the contractual pricing dates and the effective weighted average interest rate by maturity periods. The carrying amount of the financial assets and liabilities approximate their fair value.

Interest Rate Risk
2010	Interest Rate	Floating Interest Rate	Fixed Interest Rate Less Than 1 Year	Fixed Rate Greater Than 1 Year	Non-Interest Bearing	Total
Financial assets		$ '000	$ '000	$ ‘000	$ '000	$ '000
Cash and cash equivalents (Note 8)	1.7%	1,776	706	-	-	2,482
Trade and other receivables - current (Note 9)	-	-	-	-	12,566	12,566
Other receivables - current (Note 9)	-	-	-	-	31,503	31,503
Loans to other parties - non-current (Note 9)	10.0%	-	-	3,000	-	3,000
Receivable from associate (Note 9)	10.0%	-	-	2,933	-	2,933
Investments in associates (Note 11)	-	-	-	-	900	900
Other financial assets (Note 15)	-	-	-	-	14	14
Total financial assets		1,776	706	5,933	44,983	53,398

Financial liabilities
Trade payables (Note 16)	-	-	-	-	19,778	19,778
Other payables - current (Note 16)	-	-	-	-	6,770	6,770
Trade instruments (Note 16)	7.8%	7,389	-	-	-	7,389
Loan facility (Note 17)	14.6%	770	-	-	-	770
Lease liability - current (Note 17)	10.4%	-	29	-	-	29
Commercial bills (Note 17)	9.3%	5,546	8,413	-	-	13,959
Total financial liabilities		13,705	8,442	-	26,548	48,695

2009	Interest Rate	Floating Interest Rate	Fixed Interest Rate Less Than 1 Year	Fixed Rate Greater Than 1 Year	Non-Interest Bearing	Total
Financial assets		$'000	$'000	$‘000	$'000	$'000
Cash and cash equivalents (Note 8)	1.4%	2,064	356	-	-	2,420
Trade and other receivables - current (Note 9)	-	-	-	-	19,375	19,375
Other receivables - current (Note 9)	-	-	-	-	3,218	3,218
Loans to other parties - non-current (Note 9)	10.0%	-	-	3,000	-	3,000
Investments in associates (Note 11)	-	-	-	-	640	640
Other financial assets (Note 15)	-	-	-	-	76	76
Total financial assets		2,064	356	3,000	23,309	28,729

Financial liabilities
Trade payables (Note 16)	-	-	-	-	14,347	14,347
Other payables - current (Note 16)	-	-	-	-	3,865	3,865
Trade instruments (Note 16)	5.8%	7,534	-	-	-	7,534
Lease liability - current (Note 17)	13.5%	-	3	-	-	3
Commercial bills (Note 17)	8.3%	6,611	9,743	-	-	16,354
Total financial liabilities		14,145	9,746	-	18,212	42,103

A policy to maintain a percentage of borrowings in fixed rate instruments has been implemented.

As at the reporting date, the Group had the following variable rate borrowings:
	2010		2009
	Weighted		Weighted
	Average		Average
	Interest	Balance	Interest	Balance
	Rate	$’000	Rate	$’000
Trade instruments	7.83%	7,389	5.80%	7,534
Loan facilities	14.58%	770	-	-
Commercial bills	8.60%	5,546	5.95%	6,611

As at the reporting date, the Group had the following fixed rate borrowings:
	2010		2009
	Weighted		Weighted
	Average		Average
	Interest	Balance	Interest	Balance
	Rate	$’000	Rate	$’000
Commercial bills	9.30%	8,414	5.95%	6,611
Other	10.43%	29	13.50%	179

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios (for liabilities that represent the major interest-bearing positions) are simulated taking into consideration refinancing, renewal of existing positions, alternative financing. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The simulation is done a number of times a year to verify that the maximum loss potential is within the limit given by management. The Group does not enter into to any interest rate swaps to hedge the fair value of the interest rate risk.

Group Sensitivity
At the 30 June 2010, if interest rates had changed by -/+ 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year and equity would have been $45 thousand higher/lower (2009: change of 50 basis points: $51 thousand higher/lower).

(b) Credit Risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has policies in place for provision of sales of products to customers that limit the amount of credit exposure to any one entity. The compliance with credit limits by wholesale customers is regularly monitored by line management. Sales to retail customers are required to be settled in cash and credit cards. The average credit period on sale of goods and rendering services is 60 days. Interest is charged on overdue debtors. An allowance has been made for estimated irrecoverable trade receivable amounts arising from the past sale of goods determined by reference to past default experience. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external ratings (if available) or to historical information about counter party default rates. The Group has entered into credit insurance for the majority of its trade receivables.
The maximum exposure to credit risk at the reporting date is the carrying amount of financial assets as detailed below:

Consolidated
	2010	2009
	$’000	$’000
Current trade and other receivables
New customers	1,759	1,506
Existing customers with no defaults	14,241	17,215
Existing customer with some defaults, all recovered	4,257	4,631
Sub-total	20,287	23,352
Cash and cash equivalents	2,482	2,420
Receivable from associates	2,933	1,500
Loans to other entities	3,000	3,000
Investments accounted for using the equity method	900	640
Other financial assets	14	76

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through sufficient committed credit facilities. The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial asset and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by maintaining credit lines with counter parties.

Financing Arrangements
The Group had access to the following undrawn facilities at the reporting date:

Consolidated
	2010	2009
	$’000	$’000
Variable rate
Trade facilities	1,611	1,466

Maturities of Financial Assets and Liabilities
Tabled below are the Group’s financial assets and liabilities, classified by contractual period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 Year	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows	Carrying Amount (Assets)/ Liabilities
Assets	$‘000	$‘000	$‘000	$‘000
Group
30/06/2010
Amount	23,007	5,933	-	28,940	28,640
Group
30/06/2009
Amount	25,511	3,000	-	28,511	28,211

	Less than 1 Year	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows	Carrying Amount (Assets)/ Liabilities
Liabilities	$‘000	$‘000	$‘000	$‘000	$‘000
Group
30/06/2010
Amount	38,590	12,465	-	51,055	48,323
Group
30/06/2009
Amount	30,070	16,933	-	47,003	43,038

d) Fair Value Estimation

The fair value of financial assets and liabilities is estimated for recognition, measurement and disclosure purposes. The fair value of financial instruments that are not traded in active markets is determined by valuation methods assumptions based on market conditions at each balance date such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The carrying value less impairment allowance of trade receivables and payables are assumed to approximate their fair values due to their short term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

NOTE 3  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The Directors evaluate estimates and judgements incorporated in the Financial Report based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.
The following key assumptions have been made concerning the future and other key sources of estimation at the balance date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Impairment of Intangible Assets

The Group tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in Note 1(j).The recoverable amounts of cash generating units have been determined based on value in use calculations.
Refer to Note 14 for details on intangible assets value-in-use calculations and management assessment of key assumptions.
Valuation-in-use calculations use cash flow projections based on financial budgets approved by management using a five year period. Should the projections prove incorrect then adjustments may need to be made for impairment losses in respect of intangibles.

b) Impairment of Allowance of Trade And Other Receivables

The Group undertakes a detailed analysis of trade receivables on a monthly basis and writes off those debtors which it considers not recoverable and makes an impairment provision for those where recovery is considered doubtful.

c) Business Combinations

As at year end, the Group has consideration outstanding for the acquisitions of the businesses of Jasham International Pty Ltd and Gold Mist Health Pty Ltd. Should the projections prove incorrect then adjustments will need to be made to the corresponding goodwill recognised on acquisition of these businesses and the final payments made to vendors in future periods.

d) Income Taxes

The Group recognises deferred tax assets and liabilities for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses were based on tax loss utilisation projections. Should the Group derive future assessable income materially different to the projected or there are adverse changes in tax legislation, the balance of deferred tax assets recognised may change.

NOTE 4 SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.
The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.
The reportable segments are based on aggregated operating segments determined by the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

Retail
The retail business is engaged in the sale of vitamins and health supplements to the general public. The retail business has been determined as both an operating segment and reportable segment.

Wholesale
The wholesale business is engaged in the production and wholesale of fragrances, beauty and health products. The wholesale business has been determined as both an operating segment and reportable segment.

Accounting policies and inter-segment transactions
The accounting policies used by the Group in reporting segments internally are the same as those contained in note 1 to the accounts and in the prior period except as detailed below:

Inter-entity sales
Inter-entity sales are recognised based on an internally set transfer price. The price is set bi-annually and aims to reflect what the business operation could achieve if they sold their output and services to external parties at arm’s length.

Corporate charges
Corporate charges comprise non-segmental expenses such as head office expenses and interest and non-segmental revenue such as interest and dividend income. Corporate charges are not allocated to business segments.
It is the Group’s policy that if items of revenue and expense are not allocated to operating segments then any associated assets and liabilities are also not allocated to segments. This is to avoid asymmetrical allocations within segments which management believe would be inconsistent.

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:
• Dividend revenue
• Finance costs - including adjustments on provisions due to discounting.
• Impairment of assets - impairment of assets are not included in the measurement of segment profit or loss where they are not expected to recur.

Major customers

The Group has a number of customers to which it provides both products and services. No single customer accounts for more than 10% of the Group’s total revenue.

(a) Segment Information Provided to the Executive Management Team

The segment information provided to the executive management team and Board of Directors for the reportable segments is as follows:
			Consolidated
			Eliminations/
Wholesale	Retail	Intersegment	Unallocated
2010	$‘000	$‘000	$‘000	$‘000
Revenue
Sales of goods	99,289	7,631	-	106,920
Intersegment sales	9,028	-	(9,028)	-
Total sales revenue	108,317	7,631	(9,028)	106,920
Other revenue	1,378	3,621	774	5,773
Intersegment sales	1,058	77	(1,135)	-
Total revenue	110,753	11,329	(9,389)	112,693
Results
Segment net operating profit before tax	4,289	2,830	-	7,119
Intersegment revenue less intersegment expenses	(935)	77	858	-
Unallocated revenue less unallocated expenses	-	-	(1,414)	(1,414)
Profit before tax	3,354	2,907	(556)	5,705
Income tax expense				(1,311)
Profit for the year				4,394
Interest revenue	633	-	756	1,389
Interest and finance expense	1,992	69	891	2,952
Depreciation and amortisation	228	68	29	325
Impairment of assets	1,439	-	(1,439)	-
Income tax expense	771	668	(128)	1,311
Segment assets
Segment assets	48,380	20,092	-	68,472
Unallocated assets	-	-	15,700	15,700
Total assets	48,380	20,092	15,700	84,172
Investments in associate	-	900	-	900
Capital expenditure	1,208	9,579	-	10,782
Segment liabilities
Segment liabilities	27,083	5,250	-	32,333
Unallocated liabilities	-	-	19,056	19,056
Total liabilities	27,083	5,250	19,056	51,389
Cash flow information
Net cash inflow from operating activities	566	1,081	-	1,647
Net cash outflow from investing activities	(4,641)	(28)	-	(4,669)
Net cash inflow from financing activities	2,312	770	-	3,082

			Consolidated
			Eliminations/
Wholesale	Retail	Intersegment	Unallocated
2009	$‘000	$‘000	$‘000	$‘000
Revenue
Sales of goods	91,201	8,179	-	99,380
Intersegment sales	4,107	-	(4,107)	-
Total sales revenue	95,308	8,179	(4,107)	99,380
Other revenue	503	4,049	-	4,552
Intersegment other revenue	1,445	-	(1,445)	-
Total revenue	97,256	12,228	(5,552)	103,932
Results
Segment net operating profit before tax	1,011	2,642	-	3,653
Intersegment revenue less intersegment expenses	-	-	-	-
Unallocated revenue less unallocated expenses	1,501	-	(1,501)	-
Profit before income tax	2,512	2,642	(1,501)	3,653
Income tax expense				(666)
Profit for the year				2,987
Interest revenue	558	2	-	560
Interest expense	4	1	2,127	2,132
Depreciation	122	79	-	201
Income tax expense	458	482	(274)	666
Segment assets
Segment assets	54,993	5,192	-	60,185
Unallocated assets	-	-	4,541	4,541
Total assets	54,993	5,192	4,541	64,726
Investments in associate	-	640	-	640
Capital expenditure	4,038	14	-	4,052
Segment liabilities
Segment liabilities	49,284	386	-	49,670
Unallocated liabilities	-	-	(4,592)	(4,592)
Total liabilities	49,284	386	(4,592)	45,078
Cash flow information
Net cash inflow from operating activities	1,432	972	-	2,404
Net cash outflow from investing activities	(3,519)	(14)	-	(3,533)
Net cash inflow from financing activities	(2,465)	(822)	-	(3,287)

(b) Reconciliations

i) Segment revenue reconciliation to the statement of comprehensive income
	2010	2009
	$’000	$’000
Australia	45,673	30,150
China	82	83
Total	45,755	30,233

iv) Segment liabilities reconciliation to the statement of financial position.
Segment liabilities excludes corporate liabilities. The Group has a centralised finance function that is responsible for raising debt and capital for the entire operations. Each entity or business uses this central function to invest excess cash or obtain funding for its operations. The executive management committee reviews the liabilities of each segment in the monthly meetings.
	2010	2009
	$’000	$’000
Segment operating liabilities	32,333	49,670
Corporate liabilities	19,056	(4,592)
Total liabilities per the statement of financial position	51,389	45,078

NOTE 5 REVENUE
	Consolidated
	2010	2009
	$‘000	$‘000
Sales revenue
Sales of goods to external customers	104,678	98,317
Sales of goods to other related parties	2,242	1,063
Total sales revenue	106,920	99,380
Other revenue
Licence revenue and master franchise revenue	3,043	3,177
Interest income from financial institutions	20	149
Interest income from other parties	1,369	411
Service fees	800	-
Other revenue - external parties	169	815
Other revenue - associates	372	-
Total other revenue	5,773	4,552
Total revenue	112,693	103,932
Other income
Foreign exchange gain	323	405
Proceeds from insurance claim	-	119
Total other income	323	524

Refer Note 28 for further details of certain revenue received from businesses acquired during the year.

NOTE 6 EXPENSES

Profit before income tax expense includes the following specific expenses:
	Consolidated
	2010	2009
	$‘000	$‘000
Profit before income tax expense includes the following specific expenses:
Depreciation
Fixtures and fittings	49	51
Plant and office equipment	158	115
Information technology	25	20
Motor vehicles	9	12
Total depreciation	241	198
Amortisation
Product development	59	-
Software development	25	-
Total amortisation	84	-
Total depreciation and amortisation	325	198
Rental expenses relating to operating leases	2,676	2,846
Interest and finance charge expenses	2,952	2,616
Superannuation expense	657	621
Impairment losses – financial assets:
Trade and other receivables	70	53
Inventory	159	63

NOTE 7 INCOME TAX

Profit before income tax expense includes the following specific expenses:

	Consolidated
	2010	2009
	$‘000	$‘000
(a) Income tax expense
Current tax	1,052	227
Deferred tax assets	320	(444)
Deferred tax liability	272	1,235
Adjustments for current tax of prior periods	(333)	(352)
Total	1,311	666
Income tax expense is attributable to:
Profit from continuing operations	1,311	666
Aggregate income tax expense	1,311	666

		Consolidated
		2010	2009
	Notes	$‘000	$‘000
(b) Numerical reconciliation of income tax expense to prima facie tax payable
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:
Profit from continuing operations before income tax expense		5,705	3,653
Tax at the Australian tax rate of 30% (2009 - 30%)		1,711	1,096
Difference in overseas tax rate		(49)	(108)
Over provision in prior years		(334)	(352)
Non-deductible expenses / non-assessable revenue		(17)	30
Income tax expense		1,311	666
(c) Temporary differences
Temporary differences relating to expenses not immediately deductible for tax purposes:
- employee provisions		581	837
- other provisions		104	105
- legal fees and other		821	382
- property, plant and equipment		316	359
- inter company sales		218	-
- accrued expenses		241	391
Total temporary differences		2,281	2,074
Deferred tax assets relating to the above temporary differences at 30%	685	622
Deferred tax assets relating to tax losses		1,110	1,493
Deferred tax assets recognised on business acquisitions	28	1,058	-
Total deferred tax assets		2,853	2,115
Temporary differences relating to income not immediately assessable for tax purposes:
- accrued income		2,901	3,061
- intangibles: product and software development		2,409	1,344
- other		4
Total temporary differences		5,314	4,405
Deferred tax liability relating to the above temporary differences at 30%		1,594	1,322
(d) Current tax liabilities
Provisions for income tax		489	251

(e) Tax Consolidation Legislation
Healthzone Limited and its wholly-owned Australian controlled entities adopted the tax consolidation legislation from 1 July 2007. The accounting policy in relation to this legislation is set out in Note 1(g).
On adoption of the tax consolidation legislation, the entities in the tax consolidation group entered into a tax sharing arrangement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Healthzone Limited.
The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate Healthzone Limited for any current tax payable assumed and are compensated by Healthzone Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Healthzone Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

NOTE 8 CASH AND CASH EQUIVALENTS
	Consolidated
	2010	2009
	$‘000	$‘000
Cash at bank and on hand	2,482	2,420

NOTE 9 TRADE AND OTHER RECEIVABLES
	Consolidated
	2010	2009
	$‘000	$‘000
Current
Trade receivables	12,566	17,306
Receivables from directors' related parties	-	2,069
Government grant (EMDG) receivable	210	210
Share capital proceeds receivable (1)	2,252	-
Marketing contributions receivable	568	406
Prepayments	621	561
Receivables from suppliers	834	187
Other receivables and prepayments	3,827	1,113
Total	20,878	21,852
Non-current
Receivable from associate (2)	2,933	1,500
Loans to other parties (3)	3,000	3,000
Total	5,933	4,500
(1) This relates to the share issue dated 25 May 2010. This amount has subsequently been received.
(2) This receivable is due from Healthy Life China Pty Limited and is usecured. Interest is receivable at commercial rates.
(3) The receivable is part secured by securities held by the borrower. Interest is receivable at commercial rates.

(a) Impaired Trade Receivables

As at 30 June 2010, current trade receivables of the Group with a nominal value of $74 thousand (2009: $29 thousand) were impaired. The amount of the provision was $74 thousand (2009: $29 thousand).

	Consolidated
	2010	2009
	$‘000	$‘000
60 – 90 days	-	-
Over 90 days	74	29
Total impaired trade receivables	74	29
Balance at the beginning of the year	29	117
Allowance for impairment recognised during the year	88	110
Receivables written off during the year as uncollectable	(43)	(198)
Balance at the end of the year	74	29

(b) Past Due But Not Impaired

As of 30 June 2010, consolidated trade receivables of $4.6 million (2009: $5.2 million) were past due but not impaired. The average credit period on sale of goods is 60 days. All trade receivable balances greater than 60 days are considered past due. These balances past due but not impaired relate to a number of independent customers for whom there is no recent history of default and there has been no significant change in the credit quality of these customers. The Group has an established process of credit reference checking. The Group does not hold any collateral over these balances and interest is charged on past due balances quarterly. The average age of these receivables is 161 days (2009: 131 days). The ageing of receivables past due but not impaired is as follows:

	Consolidated
	2010	2009
	$‘000	$‘000
60 – 90 days	942	1,740
Over 90 days	3,616	3,506
Total past due	4,558	5,246

(c) Foreign Exchange, Interest Rate Risk and Credit Risk

Information about the Group’s and the parent entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in Note 2.
The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly the directors believe that no further allowance required for impairment of receivables at 30 June 2010.

(d) Fair Value

Due to the short-term nature of current receivables, their carrying amount is assumed to approximate their fair value.

NOTE 10 INVENTORIES
	Consolidated
	2010	2009
	$‘000	$‘000
Finished goods at cost	12,190	6,530

Refer to Note 17 for details on inventory pledged as security against borrowings.

NOTE 11 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
	Consolidated
	2010	2009
	$‘000	$‘000
Shares in associates (Note 32)	900	640

NOTE 12 PROPERTY, PLANT AND EQUIPMENT

		Plant
	Fixtures &	& Office	Information	Motor
Consolidated	Fittings	Equipment	Technology	Vehicles	Total
2010	$‘000	$‘000	$‘000	$‘000	$‘000
Cost	2,003	926	60	53	3,042
Accumulated depreciation	(170)	(324)	(30)	(24)	(548)
Carrying amount	1,833	602	30	29	2,494
Movement
Carrying amount at 1 July 2009	126	479	35	53	693
Additions	6	144	20	-	170
Additions from business acquisitions	1,752	139	-	-	1,891
Disposals	(2)	(2)	-	(15)	(19)
Depreciation expense (Note 6)	(49)	(158)	(25)	(9)	(241)
Carrying amount at 30 June 2010	1,833	602	30	29	2,494

Refer to Note 17 for details on plant and equipment pledged as security against borrowings.

		Plant
	Fixtures &	& Office	Information	Motor
	Fittings	Equipment	Technology	Vehicles	Total
Consolidated	$‘000	$‘000	$‘000	$‘000	$‘000
2009
Cost	250	651	67	73	1,041
Accumulated depreciation	(124)	(172)	(32)	(20)	(348)
Carrying amount	126	479	35	53	693
Movement
Carrying amount at 1 July 2008	174	279	18	47	518
Additions	9	318	37	44	409
Disposals	6)	(3)	-	(26)	(35)
Depreciation expense (Note 6)	(51)	(115)	(20)	(12)	(199)
Carrying amount at 30 June 2009	126	479	35	53	693

Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

Plant
	Fixtures &	& Office	Information	Motor
	Fittings	Equipment	Technology	Vehicles	Total
Consolidated	$‘000	$‘000	$‘000	$‘000	$‘000
2009
Cost	250	651	67	73	1,041
Accumulated depreciation	(124)	(172)	(32)	(20)	(348)
Carrying amount	126	479	35	53	693
Movement
Carrying amount at 1 July 2008	174	279	18	47	518
Additions	9	318	37	44	409
Disposals	6)	(3)	-	(26)	(35)
Depreciation expense (Note 6)	(51)	(115)	(20)	(12)	(199)
Carrying amount at 30 June 2009	126	479	35	53	693
Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

NOTE 13 DEFERRED TAX ASSETS
		Consolidated
		2010	2009
	Notes	$'000	$'000
The balance comprises temporary differences attributable to:
- employee provisions		174	251
- legal and other fees		246	115
- property, plant and equipment		95	108
- accrued expenses		72	117
- tax losses		2,169	1,493
- other provisions		97	31
Total non-current temporary differences		2,853	2,115
Movements
Opening balance		2,115	1,353
Reclassification of tax losses recognised as at 30 June 2009		-	318
Deferred tax losses of Gold Mist Health Pty Ltd on acquisition	28	1,058	-
Charged to the income statement		(320)	444
Closing balance		2,853	2,115
Deferred tax assets expected to be recovered within 12 months		1,023	813
Deferred tax assets expected to be recovered after more than 12 months		1,830	1,302
Total deferred tax assets		2,853	2,115

NOTE 14 INTANGIBLE ASSETS

	Goodwill	Product Development	Information Technology Development	Total
Consolidated	$’000	$’000	$’000	$’000
At 1 July 2008
Cost	21,482	412	62	21,956
Accumulated amortisation and impairment	-	-	-	-
Net book amount	21,482	412	62	21,956
Year ended 30 June 2009
Opening net book amount	21,482	412	62	21,956
Additions	2,587	998	359	3,944
Closing net book amount	24,069	1,410	421	25,900
At 30 June 2009
Cost	24,069	1,410	421	25,900
Accumulated amortisation and impairment	-	-	-	-
Net book amount	24,069	1,410	421	25,900
At 1 July 2009
Cost	24,069	1,410	421	25,900
Accumulated amortisation and impairment	-	-	-	-
Net book amount	24,069	1,410	421	25,900
Year ended 30 June 2010
Opening net book amount	24,069	1,410	421	25,900
Additions*	8,856	799	957	10,612
Closing net book amount	32,925	2,209	1,378	36,512
At 30 June 2010
Cost	32,925	2,209	1,378	36,512
Accumulated amortisation and impairment	-	(59)	(25)	(84)
Net book amount	32,925	2,150	1,353	36,428

(A) IMPAIRMENT TESTS FOR GOODWILL

Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to business segments.
Goodwill by segment is summarised below:

	Consolidated
	2010	2009
	$‘000	$‘000
Carrying amount of goodwill:
- Retail	12,006	2,838
- Wholesale	20,919	21,231
	32,925	24,069
The recoverable amount of each CGU is determined by value-in-use calculations, which are based on the present value of forecast cash flow for five years.
The recoverable amount of each cash-generating unit (CGU) is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections based on forecasts over a five year period.

(B) KEY ASSUMPTIONS USED FOR THE VALUE-IN-USE CALCULATIONS

The key assumptions used in the value in use calculation for the CGU are as follows:
- Sales are expected to grow at an annual rate of 5% (2009: 5%);
- Operating expenses are forecast to grow at 2.3% (2009: 3%) and
- A pre-tax discount factor of 11.2% (2009: 11.8%) was applied in the calculations.

For the retail stores, management has estimated a 5% growth rate at 30 June 2010. Should 50% of this growth rate be achieved then management would recommend an impairment of $1.4 million. These assumptions are based on a combination of past experiences and best estimates of likely future results. The period over which management has projected cash flows is an initial 5 year period plus a terminal value of a further 5 years. Management does not consider a change in any of the key assumptions to be reasonably possible for the retail CGU at the date of this report.

NOTE 15 OTHER FINANCIAL ASSETS

	Consolidated
	2010	2009
	$‘000	$‘000
Financial assets
Other	14	76
Total other financial assets	14	76

NOTE 16 TRADE AND OTHER PAYABLES
	Consolidated
	2010	2009
	$‘000	$‘000
Unsecured liabilities
Trade creditors	19,778	14,347
Other creditors and accrued expenses	6,770	4,255
Trade instruments	7,389	7,534
Total current trade and other payables	33,937	26,136

The Group’s exposure to foreign exchange risk is discussed in Note 2. As at 30 June 2010 trade and other payables for the Group included trade instruments by which the Group received cash in lieu of collections of trade receivables (see Note 17(b) for details of security).

NOTE 17 BORROWINGS
	Consolidated
	2010	2009
	$‘000	$‘000
Current
Secured liabilities
Commercial bills	3,546	2,137
Loan facilities	240	179
Other	29	-
Total current borrowings	3,815	2,316
Non-current
Secured liabilities
Commercial bills	10,413	14,217
Loan facilities	530	-
Total non-current borrowings	10,943	14,217

(a) Commercial Bills and Loan Facilities

The commercial bills are repayable in installments per quarter and expire as follows: $1.6 million in August 2011, $8.4 million in October 2012 and $4.0 million in June 2013. The interest rate on facilities of $8.4 million is fixed at 9.8% until October 2012 and the interest rate on facilities of $5.6 million is at a floating rate on 90 day bank bills and a facility fee based on the facility limit. The commercial bills are subject to certain financial covenants, none of which have been breached at 30 June 2010. The loan facilities are repayable monthly and expire in April 2012. The interest on the loan facilities of $0.8 million is variable.

(b) Security Disclosures

The borrowings and trade instruments of the Group are secured by a registered mortgage over the assets of Healthzone Limited, Bod International Pty Limited, Healthzone Solutions Pty Limited, Health Minders International Pty Limited, Jasham International Pty Limited Health Minders (WA) Pty Limited, Discount Vitamin Centres Pty Limited, Health Minders Milperra Pty Limited, Phytomedical Research Pty Limited, Super Boost Effervescent Pty Limited, Newco (Victoria) Pty Limited and Aurinda Natural Foods Pty Limited. Aurinda Natural Foods Pty Limited is a company related to Michael Ge Wu.

(c) Risk Exposures

The Group’s exposure to interest rate risk is discussed in Note 2.

NOTE 18 PROVISIONS
	Consolidated
	2010	2009
	$‘000	$‘000
Current provision for employee entitlements	539	767
Non-current provision for employee entitlements	72	69
Total	611	836
Movements
Carrying amount at start of financial year	836	828
Amounts used during the year	(380)	(342)
Charged to the income statement	155	350
Carrying amount at the end of the year	611	836

NOTE 19 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES
	Consolidated
	2010	2009
	$‘000	$‘000
The balance comprises temporary differences attributable to:
- accrued income	870	919
- intangibles: product and software development	723	403
- other	1	-
Total	1,594	1,322
Movements
Opening balance	1,322	87
Charged to the income statement	272	1,235
Closing balance	1,594	1,322
Deferred tax liabilities to be settled within 12 months	1,016	1,258
Deferred tax liabilities to be settled after more than 12 months	578	64
Total	1,594	1,322

NOTE 20 CONTRIBUTED EQUITY

	Parent Entity
	2010	2009
	Shares	Shares
Share capital
Fully paid ordinary shares	79,089,299	47,049,950

Movements	Details	Number of Shares	Issue Price	$‘000
Opening balance 1 July 2008		40,923,469		9,607
30 September 2008	Share issue	470,000	50.00 cents	235
25 November 2008	Share issue	10,000	23.50 cents	2
10 February 2009	Share issue	5,646,481	48.41 cents	2,733
	Share issue costs			(14)
	Deferred tax credit recognised directly in equity			3

Total movements		6,126,481		2,959
Opening balance 1 July 2009		47,049,950		12,566
8 September 2009	Share issue	2,039,349	29.00 cents	600
18 January 2010	Share issue	7,333,333	30.00 cents	2,200
19 April 2010	Share issue	8,899,994	30.00 cents	2,670
24 May 2010	Share issue	5,102,772	30.00 cents	1,531
25 May 2010	Share issue	8,663,901	30.00 cents	2,599
	Share issue costs			(660)
	Deferred tax credit recognised directly in equity			198
Total movements		32,039,349		9,138
Closing balance 30 June 2010		79,089,299		21,704

(a) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.
On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Capital Risk Management

The Group's objective when managing capital is to safeguard the ability to continue as a going concern, so that the Group can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell shares to reduce debt.
The Group monitors capital on the basis of the gearing ratios. This ratio is calculated as time-weighted net debt (total borrowing less cash and cash equivalents) divided by EBITDA (earnings before interest, tax, depreciation and amortisation). The Group’s strategy is to maintain weighted Debt/EBITDA at less than 3.75 times. The weighted Debt/EBITDA ratio for the Group was 1.6 times for the year ended 30 June 2010 (2009: 2.5 times).

NOTE 21 RESERVES AND RETAINED PROFITS
	Consolidated
	2010	2009
	$'000	$'000
(a) Foreign currency translation reserve
Balance at the beginning of the financial year	(31)	(23)
Net exchange differences on translation of foreign controlled entity	(397)	(8)
Balance at the end of the financial year	(428)	(31)

(b) Retained profits
Retained profits at the beginning of the financial year	7,113	4,126
Profit for the financial year	4,394	2,987
Retained profits at the end of the financial year	11,507	7,113

NOTE 22 KEY MANAGEMENT PERSONNEL DISCLOSURES

The following persons were directors of Healthzone Limited during the financial year.

(a) Directors
Peter Roach (Chairman)	Executive & Chief Executive Officer
Michael Ge Wu	Executive
Michael Jenkins	Executive & Chief Financial Officer
Guy Robertson*	Non-executive
Terry Cuthbertson**	Non-executive

* Appointed 28 May 2010
** Resigned 27 August 2009

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
Matthew Jinks	General Manager Operations	Healthzone Solutions Pty Limited
Geoff Sainsbury	General Manager Retail	Healthzone Solutions Pty Limited
Micahel Barwick*	General Manager Jasham	Jasham International Pty Limited
Michael Trevaskis**	General Manager Sales	Healthzone Solutions Pty Limited

* Resigned 31 January 2010

**Resigned 28 February 2010

(C) KEY MANAGEMENT PERSONNEL COMPENSATION

	Consolidated
	2010	2009
	$'000	$'000
Short-term employee benefits	1,169	1,064
Post employment benefits	59	72
Total	1,228	1,136
Detailed remuneration disclosures are provided in the Remuneration Report in the Directors’ Report.
(i) Option Holdings
The numbers of options over ordinary shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group was nil.

(ii) Share Holdings
The numbers of shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group, including their personally related parties, are set out below.
Name	Balance At The Start Of The Year	Purchased	Other Changes During The Year	Balance At The End Of The Year
2010
Directors of Healthzone Limited
Ordinary shares
Mr Peter Roach	-	1,032,500	-	1,032,500
Mr Guy Robertson	-	-	22,000	22,000
Mr Michael Jenkins	76,600	58,000		134,600
Mr Michael Ge Wu	9,541,825	15,000	-	9,556,825
Mr Terry Cuthbertson	50,000	-	(50,000)	-
Total directors' share holdings	9,668,425	1,105,500	(28,000)	10,745,925
Other key management personnel of the Group
Ordinary shares
Mr Matthew Jinks	1,000	21,902	-	22,902
Mr Geoffrey Sainsbury	1,000	-	-	1,000
Total key management personnel share holdings	2,000	21,902	-	23,902
2009
Directors of Healthzone Limited
Ordinary shares
Mr Terry Cuthbertson	50,000	-	-	50,000
Mr Michael Ge Wu	9,541,825	-	-	9,541,825
Total directors' share holdings	9,591,825	-	-	9,591,825
Other key management personnel of the Group
Ordinary shares				30,000
Michael Jenkins	-	76,600	-	76,600
Matthew Jinks	-	1,000	-	1,000
Michael Trevaskis*	-	1,000	-	1,000
Geoffrey Sainsbury	-	1,000	-	1,000
Total key management personnel share holdings	-	79,600	-	79,600

*Resigned 28 February 2010

(d) Loans to Key Management Personnel

There were no loans made to directors of Healthzone Limited or other key management personnel of the Group, including their related parties, during the years ended 30 June 2010 and 30 June 2009 other than amounts disclosed in Note 27.

(e) Other Transactions with Key Management Personnel

Refer to Note 27, Related Party Transactions, for details on other transactions with key management personnel.

NOTE 23 CONTINGENCIES

The Group had contingent liabilities at 30 June 2010 in respect of:
Leases

The Group is the master franchisor of the Healthy Life retail franchise and holds head leases in relation to retail stores that are licensed to some franchisees. In accordance with the terms of those licences the franchisee is primarily responsible for lease liabilities and has provided guarantees to respective landlords in relation to those premises. In the event that a franchisee is unable to continue a retail lease the landlord is required under the Retail Lease Act to re-lease the premises. In such an event the franchisee is primarily liable for any lease shortfall amount. Contingent liabilities of the Group in relation to these leases are $5.0 million.
The Group occupies leased warehouses and retail premises in Australia with aggregate contingent liabilities for 5 years of up to $11.3 million.

NOTE 24 REMUNERATION OF AUDITORS
	Consolidated
	2010	2009
	$'000	$'000
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:
Assurance Services
1. Audit Services
Fees paid to PKF East Coast Practice:
- Audit and review of financial reports	163	226
Fees paid to related practice of PKF East Coast Practice:
- Audit and review of financial reports	6	17
Total remuneration for audit services	169	243

2. Other Assurance Services
Fees paid to PKF East Coast Practice:
- Services provided for business acquisitions	79	126

Total remuneration for other assurance services	79	126

Total remuneration for assurance services	248	369
3. Taxation Services
Fees paid to PKF East Coast Practice:
- Tax compliance services, including review of Company income tax returns, international tax consulting and tax advice on mergers and acquisitions	80	114
Total remuneration for taxation services	80	114

NOTE 25 COMMITMENTS FOR EXPENDITURE
	Consolidated
	2010	2009
	$'000	$'000
Operating leases - property
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	6,756	5,205
Later than one year but not later than 5 years	8,932	6,672
Later than 5 years	451	-
Total operating leases	16,139	11,877

Operating leases – equipment
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	159	464
Later than one year but not later than 5 years	135	311
Later than 5 years	-	-
Total operating leases	294	775

NOTE 26 EVENTS OCCURRING AFTER REPORTING DATE

Other than a new strategic alliance with Eu Yan Sang International, now Healthzone’s largest single shareholder, there were no other material events subsequent to reporting date  impacting upon the consolidated entity.

The strategic alliance will enable the Group to accelerate expansion of its Asian operations through Eu Yan Sang International’s retail, manufacturing and distribution network.

NOTE 27 RELATED PARTY TRANSACTIONS

Transactions and Balances with Directors’ Related Parties
	Consolidated
	2010	2009
	$'000	$'000
Sale of Goods
Sale of goods to companies in which directors held an interest.	2,474	1,063
Purchase of Services
- Payment of consultancy fees to Colroa Trust a related party to Mr Peter Roach for brand development and capital raising services provided by Mr Roach	135	120
- Payment of consultancy fees to MGR International Pty Limited a related party to Mr Michael Wu for brand development services provided by Mr Wu	51	110
Other Transactions
- Payments of warehouse rent and management fees to MGR International Pty Ltd, of which Mr Michael Ge Wu is a Director.	-	35
- Purchase of a motor vehicle from MGR International Pty Ltd, of which Mr Michael Ge Wu is a Director.	-	18
- Acquisition of shares in Wild Food Natural Health Market Pty Limited, a company in which Mr Peter Roach, a Director of the Company has a significant interest. (Note 32)	250	-
- Interest charged to Wild Food Natural Health Market Pty Limited in respect of oustanding balance.	68	45
- Recharge of expenses to Healthy Life China Pty Limited (1)	372
Balances outstanding
- Loan receivable from Wild Food Natural Health Market Pty Limited	-	250
- Receivable from Healthy Life China Pty Limited	2,933	1,500
- Receivable from CenturCorp Retail Pty Limited a company controlled by Mr Roach	433	750

(1) Interest is charged at commercial rates
No provisions for doubtful debts have been raised in relation to any outstanding balances and no expense has been recognised in respect of doubtful debts from related parties.
On 30 June 2010 Healthzone Ltd acquired 100% of the issued share capital in Gold Mist Health Pty Limited. Certain transactions entered into during the year with businesses acquired are disclosed in Note 28.

NOTE 28 BUSINESS COMBINATION

Summary of Acquisitions
The Group has acquired business assets as follows:

Healthy Life Moonee Ponds
In January 2010 Healthzone Ltd acquired the Healthy Life Moonee Ponds business. Healthy Life Moonee Ponds is a franchisee of the Group operating a health food store. The purchase was satisfied by a cash payment of $38 thousand.
The net identifiable assets acquired in the business were valued at $0.
$‘000

Purchase consideration	38
Net identifiable assets acquired at fair value	-

Intangible assets on consolidation	38

The intangible asset is attributable to the projected profitability of the business of Healthy Life Moonee Ponds.

Gold Mist Health Pty Limited
On 30 June 2010 Healthzone Ltd acquired 100% of the issued share capital in Gold Mist Health Pty Limited. Gold Mist Health Pty Limited operates a chain of Healthy Life retail stores.
The net identifiable assets acquired in the business combination, and the intangible assets arising, are as follows:
$‘000

Purchase consideration	1,000
Net identifiable assets acquired at fair value	(6,617)

Intangible assets on consolidation	7,617

The net identifiable assets acquired included $0.2 million cash and cash equivalents. The intangible asset is attributable to the projected profitability of the business of Gold Mist Health Pty Limited.

The net identifiable liabilities acquired in the business combination, and the intangible assets arising, are as follows:
$‘000
Cash and Equivalents	238
Trade and other receivables	181
Stock on Hand	2,921
Property, plant and equipment	1,891
Intangibles	1,208
Deferred Tax Assets	1,058
Trade and other payables	(13,344)
Borrowings	(770)
Net identifiable liabilities acquired at fair value	(6,617)
Purchase consideration	1,000
Net assets acquired	(6,617)
Intangible assets on consolidation	7,617

The net identifiable assets include $1.2 million in goodwill. Total goodwill on consolidation is $8.8 million. The net cash effect of the purchase for year ending 30 June 2010 is an inflow of $0.2 million. The company was acquired for $1 million consideration, payable in 15 monthly installments starting 15 November 2010. The Board has engaged an independent expert valuer to provide valuation services in relation to this acquisition.
On 30 June 2010 Healthzone Limited acquired 100% of the issued capital of Gold Mist Health Pty Limited including businesses acquired by it during the year. The financial results include, reversal of concession previously provided $1,448 thousand, interest on outstanding trade receivables $692 thousand and fee for restructure and advisory services $800 thousand which did not occur in 2009.

Jasham International Pty Ltd

In June 2008 Healthzone Ltd acquired the shares of Jasham International Pty Limited and units of the Jasham Unit Trust. An initial earn out period ending 30 June 2009 resulted in a payable of $3.24 million. $600 thousand was settled by an issue of 2,039,349 ordinary shares in Healthzone Ltd with the remainder payable in cash. A second earn out totaling 0.25 of EBITDA for the 12 months ending 31 December 2009 was payable in 2010. The amount payable for the second earn out period was $650 thousand. The cash amount paid during the year was $2.85 million.

Alexem and Pro-Hair

In April 2009 Healthzone Ltd acquired the national distribution of fragrance products business of Alexem Pty Limited and the national distribution of hair care products business of Pro-Hair Pty Limited. An earn out period ending 31 March 2010 resulted in cash payments of $43 thousand being made during the year.

SUMMARY OF ACQUISITIONS
	Cash Flow for / (from) acquisitions	Goodwill
2010	$'000	$'000
Healthzone Solutions Pty Limited (formerly Health Minders Pty Ltd)	(61)	-
Jasham International Pty Limited	(2,851)	-
Alexem	(42)	-
Pro-Hair	(1)	-
Gold Mist Health Pty Ltd	238	8,825
Healthy Life Moonee Ponds	(38)	38
Adjustment of Jasham International	-	(7)
Total	(2,755)	8,856

	Cash Flow for / (from) acquisitions	Goodwill
2009	$'000	$'000
Healthzone Solutions Pty Limited (formerly Health Minders Pty Ltd)	(601)	-
Jasham International Pty Limited	(1,184)	2,437
Alexem	(8)	100
Pro-Hair	(1)	50
Total	(1,794)	2,587

NOTE 29 PARENT ENTITY DISCLOSURE

	Consolidated
	2010	2009
	$'000	$'000
Information relating to Healthzone Limited
Current assets	20,039	18,878
Total assets	41,365	35,380
Current liabilities	6,760	6,717
Total liabilities	17,810	21,673
Issued capital	21,704	12,566
Retained earnings	1,851	1,141
Total shareholders’ equity	23,555	13,707
Profit or (loss) of the Parent entity	710	312
Total comprehensive income of the Parent entity	710	312
Healthzone Limited and Healthzone Solutions Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the other. Further details of the deed are disclosed in Note 31.

NOTE 30 SUBSIDIARIES

The consolidated financial statements incorporate the assets and liabilities and results of the following subsidiaries in accordance with the accounting policy.
Name of entity	Country Of Incorporation	Class Of Shares	Equity Holding 2010	Equity Holding 2009
			%	%
NHB China Limited	China	Ordinary	100	100
Bod International Pty Limited	Australia	Ordinary	100	100
Healthzone Solutions Pty Limited	Australia	Ordinary	100	100
Health Minders International Pty Limited	Australia	Ordinary	100	100
Health Minders (WA) Pty Limited	Australia	Ordinary	100	100
Healthy Life Partners Pty Limited	Australia	Ordinary	100	100
Health Minders Finance Pty Limited	Australia	Ordinary	100	100
Super Boost Effervescent Vitamins Pty Limited	Australia	Ordinary	100	100
Health Minders Milperra Pty Limited	Australia	Ordinary	100	100
DVC Discount Vitamin Centres Pty Limited	Australia	Ordinary	100	100
Newco (Victoria) Pty Limited	Australia	Ordinary	100	100
Jasham International Pty Limited	Australia	Ordinary	100	100
HZL1 Pty Limited	Australia	Ordinary	100	100
HZL2 Pty Limited	Australia	Ordinary	100	100
HZL3 Pty Limited	Australia	Ordinary	100	100
Healthy Life China Pty Limited*	Australia	Ordinary	1	100
HZL5 Pty Limited	Australia	Ordinary	100	100
Health Minders Pty Limited	Australia	Ordinary	100	100
Gold Mist Health Pty Limited	Australia	Ordinary	100	-
*On 28 June 2010 HZL4 Pty Limited changed its name to Healthy Life China Pty Limited and issued shares to a third party. The company is now an associate (see Note 32 for further details).

NOTE 31 DEED OF CROSS GUARANTEE

Healthzone Limited and Health Minders Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entity has been relieved from the requirement to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Healthzone Limited, they also represent the ‘Extended Closed Group’.
Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2010 of the Closed Group consisting of Healthzone Limited and its Australian subsidiaries.

	2010	2009
Extended Closed Group Income statement	$'000	$'000
Revenue from continuing operations	105,690	101,854
Other income	6,659	524
Raw materials and consumables used	(84,151)	(80,002)
Employee benefits expense	(9,133)	(8,040)
Depreciation and amortisation expense	(319)	(183)
Professional and consulting expenses	(410)	(361)
Operating lease rental expenses	(2,362)	(199)
Selling and marketing expenses	(2,202)	(169)
Travel expenses	(244)	(464)
Interest and bank charge expenses	(2,950)	(2,301)
Other expenses	(4,238)	(6,072)
Share of net profits of associates and joint venture partnership accounted for using the equity method	-	24
Profit before income tax	6,340	4,611
Income tax expense	(1,199)	(491)
Profit for the year	5,141	4,120
Summary of movements in consolidated retained profits
Retained profits at the beginning of the financial year	6,060	1,940
Profit for the year	5,141	4,120
Retained profits at the end of the financial year	11,201	6,060

(b) Extended Closed Group Statement of Financial Position

Set out below is a consolidated Statement of Financial Position as at 30 June 2010 of the Closed Group consisting of Healthzone Limited and its Australian subsidiaries.
	2010	2009
	$'000	$'000
Current assets
Cash and cash equivalents	1,773	1,934
Trade and other receivables	20,738	24,125
Inventories	12,004	6,340
Total current assets	34,515	32,399
Non-current assets
Receivables	5,933	3,000
Investments accounted for using the equity method	900	640
Other financial assets	3,447	1,765
Property, plant and equipment	2,482	676
Deferred tax assets	2,853	2,115
Intangible assets	32,925	24,145
Total non-current assets	48,540	32,341
Total assets	83,055	64,740
Current liabilities
Trade and other payables	25,646	27,456
Borrowings	11,204	2,316
Current tax liabilities	407	(33)
Provisions	538	767
Total current liabilities	37,795	30,506

Non-current liabilities
Borrowings	10,943	14,217
Deferred tax liabilities	1,594	1,322
Provisions	72	69
Total non-current liabilities	12,609	15,608
Total liabilities	50,404	46,114
Net assets	32,651	18,626

Equity
Contributed equity	21,450	12,566
Retained profits	11,201	6,060
Total equity	32,651	18,626

NOTE 32 INVESTMENT IN ASSOCIATE
	Consolidated
	2010	2009
	$'000	$'000
(a) Movements in carrying amount
Carrying amount at the beginning of the financial year	640	616
Acquired during the year	250	-
Share of profits	10	24
Carrying amount at the end of the financial year	900	640

(b) Summarised financial information of associate
The Group’s share of the results of its associate and its aggregated assets (including goodwill), and liabilities are as follows:
	Ownership %	Assets	Liabilities	Revenues	Profit
		$ '000	$ '000	$ '000	$ '000
2010
Wild Food Natural Health Market Pty Limited (ACN: 002 596 992) (i)	40%	322	118	76	10

Healthy Life China Pty Limited (ACN: 136 831 582) (ii)	1%	32	30	-	(8)
2009
Wild Food Natural Health Market Pty Limited (ACN: 002 596 992)	20%	151	59	69	24
(i) On 30 June 2010 Healthzone Limited exercised its right under the convertible note agreement. As a result the Group acquired an additional 20% ownership stake in Wild Food Natural Health Market Pty Limited.

(ii) Healthy Life China Pty Limited (HLC) acquired the Healthy Life master franchise during the year. The nature of the relationship between the Group and HLC is such that Healthzone Limited have significant influence over HLC.

NOTE 33 RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Consolidated
	2010	2009
	$ '000	$ '000
Reconciliation of profit after income tax to net cash outflow from operating activities

Profit for the year	4,393	2,987
Depreciation and amortisation expense	325	198
Net loss on sale of non-current assets	6	8

Change in operating assets and liabilities, net of effects from purchase of controlled entities
Decrease/(increase) in trade and other receivables	1,208	(3,905)
Decrease/(increase) in inventories	(2,488)	(139)
Decrease/(Increase) in deferred tax assets	320	(894)
Increase/(decrease) in trade and other payables	(2,403)	3,118
Increase/(decrease) in current tax liabilities	239	(62)
Increase/(decrease) in provisions	(226)	(142)
Increase/(decrease) in deferred tax liabilities	273	1,235
Net cash inflow from operating activities	1,647	2,404

Refer to Note 28 for details of net identifiable assets acquired through business acquisitions. For the year ended 30 June 2010 operating cash flows included and finance cash flows excluded $7.4 million in respect of trade facilities. For the year ended 30 June 2010 operating cash inflows including this amount would be $1.8 million for the Group and finance cash inflows would be $2.9 million for the Group.

During the year ended 30 June 2010 no plant and equipment was acquired by the Group by means of finance leases (2009: $174 thousand). The Group also issued 2,039,349 ordinary shares in Healthzone Limited at 29.00 cents on 8 September 2009 as consideration for the acquisition of the Jasham business as detailed in Note 28.

NOTE 34 EARNINGS PER SHARE

	Consolidated
	2010	2009
(a) Basic earnings per share	8.0 cents	6.9 cents
(b) Diluted earnings per share	8.0 cents	6.9 cents
(c) Earnings used in calculating earning per share Profit attributable (thousands) to the ordinary equity holders of the company used in calculating earnings per share	4,394	2,987
(d) Weighted average number of shares used as the denominator Weighted average number of ordinary shares (thousand) used as the denominator in calculating basic earnings per share and alternative basic earnings per share	55,100	43,464

Adjustments for calculation of diluted earnings per share:
- Options	-	-
Weighted average number of ordinary shares (thousands) and potential ordinary shares used as the denominator in calculating diluted earnings per share and alternative diluted earnings per share	55,100	43,464

NOTE 35 SHARE BASED PAYMENTS

The Healthzone Limited Option Plan is open to selected personnel at the discretion of the directors. The overall philosophy of the Plan is to attract, retain and motivate executives. It is designed to generate longer term incentives linked to the future of Healthzone Limited.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights.

DIRECTORS’ DECLARATION
In the Directors’ opinion:

(a) the accompanying financial statements and notes and remuneration report are in accordance with the section 300A of the Corporations Act 2001, comply with Australian Accounting Standards requirements and give a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and performance for the year ended on that date;

(b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(c) the Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001; and

(d) the financial report also complies with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) as disclosed in Note 1.

This declaration is made in accordance with a resolution of the Directors.

Peter Roach
Executive Chairman

Michael Wu
Executive Director

30 September 2010

INDEPENDENT AUDIT REPORT TO THE MEMBERS

To the members of Healthzone Limited

Report on the Financial Report

We have audited the accompanying financial report of Healthzone Limited, which comprises the Statement of Financial Position as at 30 June 2010, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Equity and Statement of Cash Flows for the year ended on that date, a summary of significant accounting policies and other selected explanatory notes and the Directors’ Declaration for both Healthzone Limited (the company) and the consolidated entity. The consolidated entity comprises the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with Australian Equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDIT REPORT TO THE MEMBERS

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s Opinion

In our opinion:
(a)       the financial report of Healthzone Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)       the financial report also complies with International Financial Reporting Standards as disclosed in Note 1(a).

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2010.  The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001.  Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Healthzone Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Acts 2001.

PKF

Grant Saxon

Partner

Sydney: 30 September 2010

ASX ADDITIONAL INFORMATION
Additional information required by the Australian Securities Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 22 September 2010.

a) Twenty Largest Shareholders

The names of the twenty largest holders of quoted ordinary shares are:

	Number of Shares	% Of Ordinary Shares

Eu Yan Sang International Limited	11,857,463	14.2

Ge Michael Wu	9,556,825	11.4

Merrill Lynch (Australia) Nominees Pty Limited	9,380,464	11.2

HSBC Custody Nominees (Australia) Limited	8,160,718	9.7

Guo Guang Tao	8,029,297	9.6

Buzrio Pty Limited	4,346,235	5.2

Citicorp Nominees Pty Limited	3,791,634	4.5

National Nominees Limited	3,594,395	4.3

JP Morgan Nominees Australia Limited <Cash Income A/C>	2,186,998	2.6

Anz Nominees Limited <Cash Income A/C>	1,432,177	1.7

Dixson Trust Pty Limited	1,352,049	1.6

Mr Roger Wells	1,126,367	1.3

Goldman Sachs & Co <GSCO Bulk Settlement A/C>	1,078,051	1.3

Mr Peter Roach	1,032,500	1.2

Mr Matthew Bendror	1,019,674	1.2

Bendror Holdings Pty Limited <Bendror No 1 A/C>	753,175	0.9

Development Capital Corporation Pty Ltd	647,015	0.8

Finder T Co	626,081	0.7

Mr John Steven Lundgren	625,000	0.7

Mr Ramin Marzbani	600,000	0.7

Total	71,196,118	85.0

b) Distribution of Equity Securities

The numbers of shareholders, by size of holding, in each class of shares are:

	Number Of Holders	Number Of Ordinary Shares
1-1,000	47	36,619
1,001-5,000	124	401,325
5,001-10,000	77	683,005
10,001-100,000	115	3,892,508
100,001-99,999,999,999	51	78,745,414
Total	414	83,758,871

c) Substantial Shareholders

Substantial shareholders (owning more than 5% of the share capital) in Healthzone Limited at 22 September 2010 are set out below.

	Number of Ordinary Shares	%
Eu Yan Sang International Limited	11,857,463	14.2
Ge Michael Wu	9,556,825	11.4
Merrill Lynch (Australia) Nominees Pty Limited	9,380,464	11.2
HSBC Custody Nominees (Australia) Limited	8,160,718	9.7
Guo Guang Tao	8,029,297	9.6
Buzrio Pty Limited	4,346,235	5.2

Shares

Director	Direct Interests	Indirect Interests
Michael Ge Wu	9,541,825	15,000
Peter Roach	1,032,500	-
Michael Jenkins	-	134,600
Guy Robertson	22,000	-

d) Voting Rights

All ordinary shares carry one vote per share without restriction.

e) Securities Exchange

The Company’s securities are not quoted on any securities exchange other than the Australian Securities Exchange and the OTCQX exchange in the United States of America (“HLTZY”).

f) Buy Back

There is not a current on-market buy-back.

h) Directors’ Interests In Securities

Directors’ relevant interests in securities of which the director is the registered holder

CORPORATE DIRECTORY
Directors
Peter Roach (Chairman)
Michael Ge Wu
Guy Robertson
Michael Jenkins (and Company Secretary)

Registered Office
316 Horsley Road, Milperra NSW 2214
Australia

Auditors
PKF Chartered Accountants and Business Advisors
Level 10, 1 Margaret Street
Sydney NSW 2000
Australia

Lawyers
Baker & McKenzie
Level 27, 50 Bridge Street
Sydney NSW 2000
Australia

Share Registry
Registries Limited
Level 7, 207 Kent Street
Sydney NSW 2000
Australia
Telephone: +61 2 9290 9600

Web-site
www.healthzone.com.au

Contact Information
Telephone: +61 2 9772 7100
Fax: +61 2 9773 0075

18B.           Annual Report 2009

DIRECTOR’S REPORT

This Report is provided in relation to Healthzone Limited as an individual entity and the consolidated entity consisting of Healthzone Limited and its controlled entities. The Financial Report is presented in Australian currency. Healthzone Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Healthzone Limited 316 Horsley Road Milperra NSW 2214

Your Directors present this report on the consolidated entity (referred hereafter as the Group or Healthzone), consisting of Healthzone Limited and the entities it controlled at the end of, or during, the year ended 30 June 2009.

Directors

The following persons were directors of Healthzone Limited during the financial year and up to the date of this report unless otherwise stated: Peter Roach -
appointed 4 May 2007
Michael Ge Wu -
appointed 8 March 2006
Michael Jenkins
appointed 27 August 2009
Terry Cuthbertson -
resigned 27 August 2009
Robert Dulhunty -
resigned 27 March 2009

Company Secretary

The company secretary is Michael Jenkins, who was appointed 19 December 2008.

Principal Activities

Healthzone is a distributor, franchise retailer and producer of health and beauty products. The Group’s operations include a national health food distribution business; a national franchise of more than 120 health food retail stores, more than 300 health food products; company owned retail stores in Sydney and Melbourne.

Dividends

The Directors of the Group recommend that no dividend be paid in respect of the year ended 30 June 2009 (2008 - Nil).

Operating Results

The net profit after tax of the consolidated entity for the year ended 30 June 2009 was $3.0 m (2008: $2.4 m). Income tax expense for the year was $0.7 m (2008: $0.7m). In the opinion of the directors, the results of the operations of the consolidated entity for the year ended 30 June 2009 were not affected by any item, transaction or event of a material or unusual nature other than those outlined in this Report.

Significant Changes in the State of Affairs

The Jasham pharmacy sales channel was successfully integrated during the year. Other than as noted above, there were no significant changes in the state of affairs during the year.

After Balance Date Events

Other than as disclosed in this Report, no matter or circumstance has arisen since 30 June 2009 that has significantly affected, or may significantly affect the Group’s operations in future financial years, the results of those operations in future financial years, or the Group’s state of affairs in future financial years.

Future Developments

Other than as disclosed in Note 31, the Directors are of the opinion that further or specific information as to likely developments in the operations of the Group or the expected results of those operations is likely to result in unreasonable prejudice to the Group in future years and has not been included in this Report.

Environmental Regulation

The Group is not subject to significant environmental regulation.

Qualifications, Experience and Responsibilities of Directors

Peter Roach MAICD Executive Chairman

Peter has more than 20 years experience in the Australian health food industry. As former Chairman and Marketing Director of Go Vita Distributors Pty Limited, Peter administered a national health food distribution and retail operation that today successfully operates with more than 100 retail stores. As former Managing Director of DVC Discount Vitamin Centres, Peter developed a retail chain of health food stores in Sydney and Melbourne with more than 70,000 loyalty club members. Peter is Co-Chairman of the Healthzone Retail Committee. Peter is a director of CenturCorp Retail Pty Limited and Wild Food Natural Health Market Pty Limited.

Current And Former Directorships In Last 3 Years: Nil.

Michael Ge Wu, B.Com M.Com MAICD

Executive Director

Michael has successfully implemented the Group’s export, logistics and business development initiatives. Michael has also been responsible for product development, contract manufacturing, registration and compliance of the Company’s products. In doing so, Michael has administered research and development activities, development of new products and has actively been involved in planning and execution of Healthzone’s business acquisition activities.

Michael holds a Master of Commerce Degree, a Bachelor of Commerce Degree and is a member of the Australian Institute of Company Directors.

Current And Former Directorships In Last 3 Years: Nil.

Qualifications, Experience and Responsibilities of Company Secretary and Director.

Michael Jenkins B.Com, LLB (Hons.)

Michael was appointed Company secretary on 19 December 2008. Michael has more than 20 years of  experience in finance and as a senior executive. Michael is a Chartered Accountant, holds a Bachelor of Laws Degree, a Bachelor of Commerce Degree and is a Member of the Australian Institute of Company Directors, the Australian Institute of Company Secretaries and the Australian Institute of Chartered Accountants.

Current And Former Directorships In Last 3 Years: Nil

Directors’ Interests

Directors’ total direct and indirect interests in Shares and Options of the Company are as follows:

Directors’ total direct and indirect interests in Shares and Options of the Company are as follows:

	Number Of Shares	Number of Options

Peter Roach	1,001,500	-
Michael Ge Wu	9,56,825	-
Michael Jenkins	76,600	-

Meetings of Directors

There were 10 meetings of the Board during the year ended 30 June 2009. Information concerning the date of appointment of all Directors who served during the year, the number of Board meetings each was eligible to attend and the number of meetings attended is as follows.

		Directors		Audit And
		Committee		Remuneration
	Date Of	Meetings	Meetings	Meetings	Meetings
	Appointment	Eligible	Attended	Eligible	Attended
Peter Roach	4/05/2007	10	9	2	2
Michael Ge Wu	8/03/2006	10	10	2	2
Robert Dulhunty*	4/05/2007	7	7	-	-
Terry Cuthbertson**	8/09/2006	10	8	2	2
Michael Jenkins	27/08/2009	-	-	-	-

Remuneration Report

The remuneration report is set out under the following main headings:

A Principles Used to Determine the Nature and Amount of  Remuneration

B Details of Remuneration C Service Agreements

D Share Based Compensation

E Additional Information  (Unaudited)

Information provided under headings A to D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001, which have not been audited.

A.	Principles Used To Determine The Nature And Amount Of Remuneration (Audited)

Non Executive Directors Fees and payments to Non Executive Directors reflect the demands which are made on, and the responsibilities of, the directors. Non Executive Directors’ fees and payments are reviewed annually by the Board based on comparative roles in the external market.

Non Executive Directors’ fees are determined within an aggregate directors’ fee pool limit, which will be periodically submitted for approval by shareholders. The pool limit currently stands at $300,000. Retirement Allowances For Directors There are no retirement allowances for directors, other than payment of statutory superannuation.

Executives Including Executive Directors The objective of the Group’s executive reward framework is to ensure that reward for performance is competitive within the industry sector and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market standards. The Board ensures that the executive remuneration system satisfies the following key criteria for:

• Competitive within the Company’s sector and appropriate to attract and retain high calibre executives;

• Reasonable with respect to the financial status of the Company, and considered acceptable to shareholders;

• Providing appropriate recognition of capabilities and experience, balanced against reward for contribution and achievements; and

• Providing a clear and transparent structure for earning of rewards. The framework provides a mix of fixed and variable pay.

Executive Pay

The executive pay and reward framework has two components:

• Base pay and benefits (fixed); and

• Short term performance incentives (variable; paid as a bonus which may be cash or shares)

The combination of these comprises the executive’s total remuneration.

Base Pay

Base pay is structured as a remuneration package which may be provided by way of cash and prescribed benefits, including superannuation. Base pay for senior executives will be reviewed periodically by the Audit and Remuneration Committee to recommend remuneration that is consistent with market practices.

Benefits

The company provides motor vehicle benefits to four Executive Australian employees and statutory superannuation as required to all employees.

Retirement Benefits

There are no retirement benefits other than statutory superannuation.

Healthzone Limited Executive Option Scheme

Information on the Healthzone Limited Executive Option Scheme is set out in Note 1(u) to the Financial Report. B. Details of Remuneration (Audited) Amounts of  Remuneration Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Healthzone Limited and the Healthzone Limited Group for the financial years ended 30 June 2009 and 30 June 2008 are set out in the following tables:

Remuneration of Directors and Key Management Personnel

Year Ended 30 June 2009	Short‑Term Benefits			Post Employment Share Based
				Benefits	Payment
			Non
Name	Cash Salary	Cash	Monetary	Super-	Share
	And Fees	Bonus	Benefits	annuation	Options	Total
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Executive Directors
Michael Ge Wu*	60	-	-	-	-	60
Peter Roach**	120	-	-	1	-	121
Sub‑Total Executive Directors	180	-	-	1	-	181
Non‑Executive Directors
Terry Cuthbertson (1)	40	-	-	4	-	44
Robert Dulhunty (2)	54	-	-	5	-	59
Sub‑Total Non‑Executive Directors	94	-	-	9	-	103
Other Key Management Personnel Guy Robertson (3)	20	-	-	-	-	20
Michael Jenkins (4)	150	-	-	13	-	163
Matthew Jinks (5)	213	-	20	19	-	252
Michael Trevaskis (6)	78	-	10	7	-	95
Geoffery Sainsbury (7)	85	-	16	8	-	109
Michael Barwick	168	-	20	15	-	203
Sub‑Total Other Key
Management Personnel	714	-	66	62	-	842
Total	988	-	66	72	-	1,126

*  In addition Mr Wu received consulting fes of $110 thousand for the provision of brand development services on normal commercial terms.

** In addition Mr Roach received consulting fees of $180 thousand for provision of brand development and due diligence acquisition services on normal commercial terms.

(1) Resigned 27 August 2009. (2) Resigned 27 March 2009. (3) Resigned 19 December 2008. (4) Appointed CFO 29 September 2008, Appointed Company Secretary 19 December 2008, Appointed Director 27 August 2009. (5) Appointed 7 July 2008. (6) Appointed 21 January 2009. (7) Appointed 8 September 2008.

Year Ended 30 June 2008	Short‑Term Benefits		Post Employment Share Based
				Benefits	Payment
			Non
Name	Cash Salary	Cash	Monetary	Super-	Share
	And Fees	Bonus	Benefits	annuation	Options	Total
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000
Non‑Executive Directors
Terry Cuthbertson	40	-	-	4	-	44
Robert Dulhunty	5	-	-	-	-	5
Sub‑Total Non‑ Executive Directors	45	-	-	4	-	49
Executive Directors Michael Ge Wu	42	-	2	-	-	44
Peter Roach	96	-	-	9	-	105
Sub‑Total Executive Directors	138	-	2	9	-	149
Other Key Management Personnel Michael Barwick	144	-	4	13	-	161
Paul Curlisa	144	-	4	13	-	161
Guy Robertson	74	-	-	-	-	74
Sub‑Total Other Key	362	-	8	26	-	396
Total	545	-	10	39	-	594

C. Service Agreements (Audited) Remuneration and other terms of employment for the directors and other key management personnel are formalised in service agreements. The major provisions of agreements relating to remuneration are set out below.

Contracts with executives may be terminated by the executive and by the Group subject to notice periods and termination payments as detailed below.

Michael Ge Wu – Director
Appointed 8 March 2006. Agreement commenced 4 September 2006. Director’s fees, for the financial year ended 30 June 2009 of $60,000 per annum, to be reviewed annually by the Audit and Remuneration Committee. Mr Wu is a director of MGR Pty Ltd that receives consultancy fees that have been approved by the Board on normal commercial terms - see Note 26 Related Party Transactions.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to four months’ base salary and benefits.

Peter Roach - Director and Executive Chairman
Agreement commencing 4 May 2007, and amended 1 January 2008. Base remuneration, inclusive of superannuation, for the financial year ended 30 June 2009 of $121,032 per annum, to be reviewed annually by the Audit and Remuneration Committee. Consultancy fees were paid to Colroa Trust a related entity that have been approved by the Board on normal commercial terms - see Note 26 Related Party Transactions.

Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s fees.

Terry Cuthbertson - Director Agreement commencing 6 September 2006.

Base salary package, inclusive of superannuation, for the financial year ending 30 June 2009 of $43,600 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Michael Barwick - General Manager Jasham International Pty Limited
Agreement commencing - 13 May 2009
Base salary for financial year ended 30 June 2009 of $170,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary.

Michael Jenkins -

Company Secretary And Chief Financial Officer Agreement commencing 29 September 2008.

Base salary for the financial year ended 30 June 2009 of $200,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one months’ base salary.

Matthew Jinks - General Manager Of Operations Agreement commencing 7 July 2008. Base salary for the financial year ended 30 June 2009 of $220,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary.

Michael Trevaskis - General Manager Of Sales Agreement commencing 21 January 2009.

Base salary for the financial year ended 30 June 2009 of $173,750 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to three months’ base salary.

Geoff Sainsbury - General Manager Of Retail Agreement commencing - 8 September 2008.

Base salary for the financial year ended 30 June 2009 of $150,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.

Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary.

D. Share - Based Compensation (Audited)

The Healthzone Limited Option Plan is open to selected persons at the discretion of the Board. The overall philosophy of the Option Plan is to attract, retain and motivate key personnel. It is designed to generate longer term incentives linked to the performance of the Group. The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights. No option holder has any right under the options to participate in any other share issue of the Company. 470,000 options were exercised during the financial year ended 30 June 2009 at an exercise price of $0.50 and 30,000 options lapsed. The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk- free interest rate for the term of the option.

E. Additional Information (Unaudited)

The overall level of executive reward will take into account the performance of the Group over a number of years, with greater emphasis given to the most recent year.

Amounts owing to and from director related entities are described in note 26. There are no other loans with Directors or executives.

Insurance Of Officers

The company’s Directors and Officers insurance policy was renewed on 31 May 2009. The Company paid a premium of $ 21 thousand on 18 June 2009.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings On Behalf Of The Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Refer to Note 23 for other contingencies.

Non-Audit Services

The Group may engage the audit firm on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the audit firm for audit and non-audit services provided during the year are set out below.

The Board of directors has considered the position and, in accordance with the advice received from the Audit and Remuneration Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons: - all non audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and - none of the services undermine the general principles relating to auditor independence as set out in APES110 Code of Ethics for Professional Accountants. Remuneration of Auditors During the year the following fees were paid or payable for services provided by the audit firm of the parent entity, its related practices and non-related audit firms:

Remuneration Of Auditors
During the year the following fees were paid or payable for services provided by the audit firm of the parent entity, its related practices and non-related audit firms:

	2009	2008
	$ ‘000	$‘000
Assurance Services
1. Audit Services
Fees paid to the auditor of the parent company:
Fees paid to the auditors of the overseas subsidiary	17
Audit and review of financial reports	226	95
Total remuneration for audit services	243	95
2. Other Assurance Services
Fees paid to the audit firm of the parent company:
Services provided as investigating accountants in
initial public offering and business acquisitions	126	334
Total remuneration for other assurance services	126	334
Total remuneration for assurance services	369	429
3. Taxation Services
Fees paid to the audit firm of the parent company:
Tax compliance services, including review of Company income tax returns, international tax consulting and tax advice on mergers and acquisitions	114	16
Total remuneration for taxation services	114	16

Auditors’ Independence Declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 26.

Auditor

PKF Chartered Accountants and Business Advisors continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of the directors.

Peter Roach
Chairman

Michael Wu
Director

Dated at Sydney Friday 18th September  2009

Healthzone Limited
Auditor’s Independence Declaration

Auditor’s Independence Declaration

As lead auditor for the audit of Healthzone Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Healthzone Limited and the entities it controlled during the year.

PKF

Grant Saxon
Partner
Sydney, 21 Sepyember 2009

Tel: 61 2 9251 4100  |  Fax: 61 2 9240 9821 | www.pkf.com.au

PKF  | ABN 83 236 985 726

Level 10, 1 Margaret Street  |  Sydney  |  New South
Wales 2000  |  Australia DX 10173  |  Sydney Stock
Exchange  |  New South Wales

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms.The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation.

CORPORATE GOVERNANCE STATEMENTS

Healthzone Limited (the Company) and the board are committed to achieving and demonstrating the highest standards of corporate governance. The board continues to review the framework and practices to ensure they meet the interests of shareholders. The Company and its controlled entities together are referred to as the Group in this statement.

A description of the Group’s main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year. They comply with the August 2007 ASX Principles of Good Corporate Governance and Best Practice Recommendations.

Principle 1: Lay Solid

Foundations for Management and Oversight

The relationship between the Board of Directors and senior management is critical to the Group’s long- term success. The Directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

The responsibilities of the board include:

• providing strategic guidance to the Group including contributing to the development of and approving the corporate strategy
• reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives
• overseeing and monitoring:
• organisational performance and the achievement of the Company’s strategic goals and objectives
• compliance with the Company’s Code of Conduct
• progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments
• monitoring financial performance, including approval of the annual and half-year financial reports and liaison with the company’s auditors
• appointment, performance assessment, appointment and/ or removal of an executive senior management team including the CEO and the CFO. Ensuring there are effective management processes in place and approving major corporate initiatives
• enhancing and protecting the reputation of the organisation
• overseeing the operation of the Group’s reporting and risk management systems.
• ensuring appropriate resources are available to senior management.

Day to day management of the Group’s opertations and the implementation of the corporate initiatives are formally delegated by the board to the CEO and senior executives as set out in the Group’s delegations policy. These delegations are reviewed on an annual basis.

Performance assessments of senior executives is to take place in September 2009.

Principle 2: Structure the Board to Add Value

The Company’s Board of Directors operates in accordance with the principles set out in its charter.

The charter details the Board’s composition and responsibilities.

Board Composition The Charter states:

• the Board of Directors is to be comprised of both executive and non-executive Directors. Non-executive Directors bring a fresh perspective to the board’s consideration of strategic, risk and performance matters

• the Company is a small to medium sized organisation. The Chairman is an executive director with skills and experties tht are relevant to the Company’s markets and operations. All Directors are required to exercise independent judgement, review and constructively challenge the performance of management.

• the Chairman is elected by the Board of Directors. The Chairman is CEO.

• the Company is to maintain a mix of Directors on the Board from different backgrounds with complementary skills and experience

• the Board is required to undertake an annual board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group.

The Board seeks that:

• at any point in time, its membership represents an appropriate balance between Directors of experience, knowledge and independent perspective and the size of the Board is conducive to effective and efficient decision-making.

Directors’ Independence The Board has adopted specific principles in relation to Directors’ independence. These state that when determining independence, a Director must be a non-executive and the Board should consider whether the

Director:

• is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

• is or has been employed in an executive capacity by any Group member within three years before commencing to serve on the board;

• within the last three years has been a principal of a material professional adviser or a material consultant to the Group or an employee materially associated with services provided;

• is a material supplier or customer Group or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

• has a material contractual relationship with the Group; and

• is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the company or Group or is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance. Recent thinking on corporate governance has introduced the view that a director’s independence may be perceived to be impacted by lengthy service on the board. To avoid any potential concerns, the board has determined that a director will not be deemed independent if he or she has served on the board of the company for more than ten years. The Board will continue to monitor developments on this issue. The Board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment.

Board Members

Details of the members of the board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ report under the heading “Information on Directors”.

Mr. Roach and Mr. Wu are executive directors who both have business dealings with the Group as disclosed in note 26 (e) to the financial report. Mr Dulhunty, a former director, had business dealings with the Group as disclosed in note 26 (e).

Mr Jenkins is an Exective Director employed full time by the Company.

Term Of Office

The company’s Constitution specifies that all non-executive directors must retire from office no later than the third annual general meeting following their last election. Where eligible, a director may stand for re-election.

Chairman and Chief Executive Officer (CEO)

The Chairman is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board’s relationship with the company’s senior executives. The Chairman is responsible for implementing Group strategies and policies. The board charter specifies that these are separate roles to be undertaken by separate people. At the date of this report the Chairman is the CEO.

Board Composition
Name	Appointment	Excutive	Non-Executive	Independent	Term of Appointment
Peter Roach	4/05/2007	Yes	No	No	Eligible or re-election 2010
Michael Ge Wu	8/03/2006	Yes	No	No	Eligible or re-election 2011
Robert Dulhunty	4/05/2007	No	Yes	No	Resigned 27 March 2009
Terry Cuthbertson	6/09/2006	No	Yes	Yes	Resigned 27 August 2009

Induction

The induction provided to new Directors and senior managers enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the company’s financial position, strategies, operations and risk management policies. It also explains the respective rights, duties, responsibilities and roles of the board and senior executives.

Commitment

The Board held 10 board meetings and an additional corporate strategy workshop during the year. Two of those meetings were held at operational sites of the Company and a full tour of the facilities was included as part of the visit.

Non-executive Directors are expected to spend at least 20 days a year preparing for and attending board and committee meetings and associated activities.

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2009, and the number of meetings attended by each director is disclosed in the Director’s Report.

The commitments of non-executive Directors are considered by the committee prior to the Directors’ appointment to the Board of the company and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

Conflict Of interests

In accordance with the Board charter, the Directors concerned declared their interests in those dealings to the Company and took no part in decisions relating to them or the preceding discussions. In addition, those directors did not receive any papers from the Group pertaining to those dealings. Entities connected with Mr. Wu, Mr. Roach and Mr Dulhunty had business dealings with the Group during the year, as described in note 26 (e) to the financial statements.

Independent Professional Advice Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Performance Assessment The Board undertakes an annual self assessment of its collective performance, the performance of the Chairman and of its committee. The assessment also considers the adequacy of induction and continuing education, access to information and the support provided by the company secretary. Management is invited to contribute to this appraisal process which is facilitated by an independent third party. The results and any action plans are documented together with specific performance goals which are agreed for the coming year. An assessment in accordance with this process will be undertaken during 2010.

The Chairman undertakes an annual assessment of the performance of individual Directors and meets privately with each director to discuss this assessment.

Board Committee

The Board has established a committee to assist in the execution of its duties and to allow detailed consideration of complex issues. All Directors serve on the Committee.

The Committee has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the Committee is to operate. All matters determined by the committee are submitted to the Board of Directors as recommendations for Board decisions.

Minutes of Committee meetings are tabled at the subsequent board meeting. Additional requirements for specific reporting by the Committee to the Board are addressed in the charter of the individual Committee.
During the year the Commitee consisted of the following Directors
- Michael Wu

- Peter Roach

- Terry Cuthbertson

Details of attendance at Committee meetings are set out in the Directors’ Report.

The Committee operates in accordance with its charter which and the main responsibilities of the Committee are to:

• review and report to the Board on the half yearly and annual reports and financial statements of the Group;

• nominate the external auditor and reviewing the adequacy, scope and  quality of the annual statutory audit and half yearly reviews;

• monitor and review the reliability of financial reporting;

• monitor and review compliance of the Group with applicable laws and regulations;

• monitor Australian Accounting Standards and Urgent Issues Group Consensus Views;

• monitor financial risks and exposure of the Group’s assets;

• monitor risk management policies and plans;

• review the Company’s Occupational Health and Safety obligations and compliance with these obligations;

• assess the Group’s insurance policies and coverage;

• oversee the independence of external auditors and review the Company’s policy on maintaining independence of the external auditor,
• identify specific individuals for nomination for directorship and key executive roles, and

• provide advice and recommendations to the Board with respect to the appointment and removal of Directors and key executives.

The Committee reviews the skills, experience and requirments, identifies and experience where necessary obtain advice.

The Board of directors is responsible for nomination of directors and their appointment, who must stand for election at the next general meeting of the Company. The Committee’s nomination of directors for reappointment is not automatic and is contingent on past performance, contribution to the Group and the needs of the Group. The Board and the Committee are also aware of the advantages of succession planning.

Notices of meetings for the election of directors are to comply with the ASX Corporate Governance Council’s best practice recommendations.

New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of employment. New Directors are to participate in a formal induction program which covers the operation of the board and its committees and financial, strategic, operations and risk management issues.

Principle 3: Promote Ethical and Responsible Decision Making

Code Of Conduct

The Company has developed a statement of values and a Code of Conduct (Code) which has been fully endorsed by the board and applies to all directors and employees. The Code is regularly reviewed and updated as necessary to ensure it reflects standards of behaviour professionalism and practices to maintain confidence in the Group’s integrity legal obligations of the Group and reasonable expectations of the Company’s stakeholders. The Code requires that all company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies at all times.

The purchase and sale of Company securities by Directors and employees is permitted, unless there is price sensitive information that has not been disclosed because of an ASX Listing Rule exception.

The Code and the Company’s trading policy are discussed with new employee as part of their induction training.

The Code requires employees who are aware of unethical practices within the Group or breaches of  the company’s trading policy to report these in accordance with the Company’s whistleblower program.

Principle 4: Safeguard Integrity in Financial Reporting Audit & Remuneration Committee

External Auditors

The Company’s policy is to appoint external auditors who demonstrate quality and independence. The  performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PKF was appointed as the external auditor in 2006. It is PKF’s policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break- down of fees for non-audit services, is provided in the Directors’ Report and in note 24 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor is entitled to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principles 5 And 6: Make Timely and Balanced Disclosures and Respect the Rights of Shareholders

Continuous Disclosure And Shareholder Communication

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The Company’s Chairman has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX). This role includes responsibility for compliance with the continuous disclosure requirements of the ASX Listing Rules and overseeing information disclosure to the ASX and shareholders.

All information disclosed to the ASX is linked to the company’s website. When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, such information is to be immediately released to the market.

Shareholders are entitled to receive a copy of the company’s annual report. In addition, the Company seeks to provide opportunities for shareholders to participate through electronic means. Recent initiatives to facilitate this include making Company announcements, media briefings, and media press releases.

Principle 7: Recognise and Manage Risk

The board, through the audit & remuneration committee, is responsible for policies in relation to risk management, compliance and internal control systems. Company policies are designed to ensure mitigate strategic, operational, legal, reputational and financial risks.

The Group’s structure enables accountability and delegation of authority. Adherence to the Code of Conduct is required at all times.

Company risk management systems are managed by the Committee and are supported by management.

The Company utilises systems including with respect to financial reporting, project appraisal, environment, health and safety, IT security and compliance.

Regular meetings are held to review strategic objectives of key business and this is monitored by the board.

Environmental and Occupational Health and Safety Management Systems (EHSMS)

The company recognises the importance of environmental and occupational health and safety Systems are maintained to facilitate the systematic identification of environmental and in order to:
• monitor compliance with legislation,

• assess and improve the impact of Group operations environment,

• encourage employees to actively participate in the management of environmental and OH&S issues, and

• use energy and other resources efficiently. Corporate Reporting The Company’s executives confirmed:

• that the Company’s financial reports are complete and present a true and fair view, of the financial condition and operational results of the Group in accordance with relevant accounting standards;

• are founded on sound system of risk management, internal compliance and controls in accordance with the policies of the Committee and Board of the Company.

Principle 8: Remunerate Fairly and Responsibly

Audit & Remuneration Committee Refer Principle 2.

The Audit & Remuneration committee (Committee) operates in accordance with its charter. The Committee advises the board on remuneration policies and practices of terms of employment of Group Personel.

Employees sign a formal employment contract at the time of their appointment with respect to their rights, responsibilities and entitlements, job description is reviewed by the remuneration Committee where necessary, are revised in consultation with the relevant employee.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the directors’ report under the heading “Remuneration report”.

The Committee assumes responsibility for succession planning, including the executive development that recruitment and promotion.

Healthzone Limited Income Statements

For the Year Ended 30 June 2009

		Consolidated		Parent Entity
	Notes	2009	2008	2009		2008
		$ ‘000	$ ‘000	$	‘000	$	‘000
Revenue from continuing operations	5	103,932	63,723		11,494		11,234
Other income	5	524	-		524		-
Raw materials and consumables used	(81,886)	(48,900)	(5,807)		(5,586)
Freight expense	(1,827)	(889)	(12)		(1)
Employee benefits expense	(8,450)	(5,682)	(2,151)		(1,940)
Depreciation and amortisation expense	6	(198)	(112)		(102)		(83)
Professional and consulting expenses	(522)	(341)	(348)		(283)
Operating lease rental expenses	6	(2,846)	(2,418)		(1,540)		(1,626)
Selling and marketing expenses	(514)	(33)	(58)		(339)
Travel expenses	(307)	(109)	(93)		(45)
Interest and bank charge expenses	6	(2,616)	(1,297)		(1,708)		(360)
Other expenses	(1,661)	(828)	(556)		(399)
Share of net profits of associates accounted for using the equity method	30	24	28		24		28
Profit (loss) before income tax	3,653	3,142	(333)		600
Income tax benefit/(expense) to be calculated	7 (a)	(666)	(715)		644		53
Profit attributable to members of Healthzone Limited	2,987	2,427	311		653
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	33	6.9 cents	6.6 cents
Diluted earnings per share	33	6.9 cents	6.5 cents

The above Income Statements should be read in conjuction with the accompanying Notes.

Healthzone Limited Balance Sheets

For the Year Ended 30 June 2009

			Consolidated		Parent Entity
	Notes		2009	2008	2009	2008
			$ ‘000	$ ‘000	$ ‘000	$ ‘000
ASSETS
Current assets
Cash and cash equivalents	8		2,420	6,787	375	5,662
Trade and other receivables	9		23,352	16,626	17,541	15,067
Inventories	10		6,530	6,423	962	1,149
Total Current Assets	32,302		29,836	18,878	21,878
Non-current assets
Other receivables	9		3,000	3,000	3,000	3,000
Investments accounted for using the equity method	11		640	616	640	616
Property, plant and equipment	12		693	518	275	272
Deferred tax assets	7	(c),13	2,115	1,353	1,704	971
Intangible assets	14		25,900	21,956	4,385	3,478
Other financial assets	15		76	116	6,398	4,555
Total Non-Current Assets	32,424		27,559	16,502	12,892
Total Assets	64,726		57,395	35,380	34,770

LIABILITIES
Current liabilities
Trade and other payables	16		26,135	19,704	4,337	1,407
Borrowings	17		2,316	3,551	2,314	3,551
Current tax liabilities	7	(c)	251	752	-	547
Provisions	18		767	828	66	31
Total Current Liabilities	29,469		24,835	6,717	5,536
Non-current liabilities
Trade and other payables	16		-	2,679	-	2,679
Borrowings	17		14,217	16,084	14,217	16,084
Deferred tax liabilities	7	(c),19	1,322	87	739	34
Provisions	18		69	-	-	-
Total Non-Current Liabilities	15,608		18,850	14,956	18,797
Total Liabilities	45,078		43,685	21,673	24,333
Net Assets	19,648		13,710	13,707	10,437

EQUITY
Contributed equity	20		12,566	9,607	12,566	9,607
Reserves	21		(29)	(23)	-	-
Retained profits	21		7,113	4,126	1,141	830
Total Equity	19,648		13,710	13,707	10,437

The above Balance Sheets should be read in conjuction with the accompanying Notes.

Healthzone Limited Statements of Changes in Equity

For the Year Ended 30 June 2009

		Consolidated		Parent Entity
	Notes	2009	2008	2009	2008
		$ ‘000	$ ‘000	$ ‘000	$ ‘000
Total equity at the beginning of the financial year		13,710	5,428	10,437	3,997
Exchange differences on translation of foreign operations		(6)	68	-	-
Total income and expenses recognised for the period		2,987	2,427	311	653
Shares issued as consideration for business acquisition		2,733	-	2,733	-
Other shares issued net of transaction costs		226	5,787	226	5,787
Total equity at the end of the financial year		19,648	13,710	13,707	10,437

The above Statements of Changes in Equity should be read in conjuction with the accompanying Notes.

Healthzone Limited Cash Flow Statements

For the Year Ended 30 June 2009

		Consolidated		Parent Entity
	Notes	2009	2008	2009	2008
		$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cash flows from operating activities
Receipts from customers and licensee (inclusive of goods and services tax)		109,383	69,267	9,260	12,028
Payments to suppliers and employees (inclusive of goods and services tax)		(104,934)	(62,294)	(7,710)	(9,786)
Interest received		149	84	133	77
Interest and finance charge expenses		(2,132)	(1,118)	(1,626)	(292)
Income taxes paid		(62)	-	-	-
Net cash inflow from operating activities	32	2,404	5,939	57	2,027
Cash Flows from Investing Activities
Payments for property, plant and equipment		(409)	(288)	(113)	(86)
Payment for purchase of businesses		-	-	-	-
Payment for investment in wholly owned subsidiaries		(1,794)	(18,121)	(1,187)	(18,005)
Payment for investment in other related parties		-	(540)	-	(540)
Loans to related parties		-	(250)	-	(250)
Loans to wholly owned subsidiaries		-	-	-	2,519
Loans to other entities		-	(3,000)	-	(3,000)
Payment for purchase of intangibles		(1,357)	(474)	(757)	(164)
Proceeds from sale of property, plant and equipment		27	-	-	-
Net cash outflow from investing activities		(3,533)	(22,673)	(2,057)	(19,526)
Cash flows from financing activities
Proceeds from issues of shares		-	6,000	-	6,000
Share issue transaction costs		(11)	(213)	(11)	(213)
Proceeds from borrowing		-	17,787	-	17,861
Repayment of borrowing		(3,276)	(1,549)	(3,276)	(1,549)
Net cash (outflow)/inflow from financing activities		(3,287)	22,025	(3,287)	22,099
Net (decrease)/increase in cash and cash equivalents		(4,416)	5,291	(5,287)	4,600
Cash and cash equivalents at the beginning of the financial year		6,787	1,429	5,662	1,062
Effects of exchange rate changes on cash and cash equivalents		49	68	-
Cash and cash equivalents at the end of the financial year	8	2,420	6,787	375	5,662

The above Cash Flow Statements should be read in conjuction with the accompanying Notes.

HEALTHZONE LIMITED

NOTES TO THE FINANCIAL STATEMENTS

YEAR TO 30 JUNE 2009

Note 1 Summary Of Significant Accounting Policies

Healthzone Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 30 June 2009 comprises the Company and its controlled entities (“the Group”).

The nature of operations and principal activities of the Group are described in the Directors’ Report.

The principal accounting policies adopted in the preparation of the financial report are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Healthzone Limited as an individual entity and the consolidated entity consisting of Healthzone Limited and its subsidiaries.

(a) Basis Of Preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report of Healthzone Limited complies with the International Financial Reporting Standards. Historical Cost Convention These financial statements have been prepared under the historical cost convention. As modified by the revaluation of certain non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Critical Accounting Estimates The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles Of Consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Healthzone Limited (‘’Company’’ or ‘’parent entity’’) as at 30 June 2009 and the results of all subsidiaries for the year then ended. Healthzone Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(i)).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Healthzone Limited.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.

Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign Currency Translation

(i) Functional And Presentation And Currency items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Healthzone Limited’s functional and presentation currency.

(ii) Transactions And Balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Group Companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to shareholders equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue Recognition Revenue from sales of goods is recognised upon delivery of goods to customers or their nominee. Delivery does not occur until the risks of obsolence and loss have transferred to the customer and either the customer has accepted the goods in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance has been satisfied. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

All revenue is stated net of the amount of goods and services tax (GST).

Interest income is recognised when received.

Royalty and licence income is calculated based on the sales of goods and is recognised when goods are sold to customers.

Contribution revenue from licencees is recognised when the conditions of such contribution are met.

(f) Government Grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation Healthzone Limited and its wholly- owned Australian controlled entities are part of a tax-consolidated group. The parent entity, Healthzone Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, Healthzone Limited recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidation entities.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

Leases of property plant and equipment with the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability of finance costs. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under the finance lease is depreciated over the asset’s useful life and the lease term if there is no reasonable certainity that the Group will obtain ownership at the of the lease term.

(i) Business Combinations The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill - refer Note 1(q). If the cost of acquisition is less than the Group’s share of the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment Of Assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Other assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

(k) Cash And Cash Equivalents For cash flow statement presentation purposes, cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short term liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(l) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables have settlement terms of between 30 and 90 days.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly.

An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the income statement with other expenses. Trade receivables and payables are offset for the same account where appropriate.

(m) Inventories

Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual inventory items on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to make the sale.

(n) Investments And Other Financial Assets

(i) Loans and Receivables Loans and receivables are non- derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non- current assets. Loans and receivables are included in receivables in the balance sheet.
(ii) Held-to-Maturity Investments Held-to-maturity investments are non- derivative financial assets with fixed or determinable payments and fixed maturities that the Group.

(iii) Available For Sale Financial Assets

Available for sale financial assets are non derivatives that are either designated in this category or not classified in other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the reporting date.

Available for sale financial assets are subsequently carried at fair value. Loans and receivables and held to maturity investments are carried at amortised cost using the effective interest method. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available for sale are recognised in equity in the available for sale investments revaluation reserve. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities. Investments are designated as available for sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold then for the medium to long term.

If the market for a financial asset is not active, the Group establishes fair value with reference to the fair values of recent arm’s length transactions, involving similar instruments, discounted cash flow analysis and option pricing models in accordance with the issuer’s specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available for sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(o) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes. The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, Plant and Equipment Plant and equipment is stated at historical cost and is depreciated over its useful life using the straight- line method. Historical cost includes expenditure directly attributable to the acquisition of the items. The expected useful life for office furniture, information technology and store fixtures and fittings is 5 years and 5 - 8 years for motor vehicles. Residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When re-valued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Intangible Assets

(i) Goodwill

Goodwill represents the excess of a cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash- generating units for the purpose of impairment testing.

(ii) Product Development Costs Research expenditure is recognised as an expense as incurred. Costs on development projects (relating to design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overhead. Capitalised development costs are recorded as intangible assets and amortised from the year following completion of development over seven years. The balance are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

(iii) Software Development Costs Costs incurred in developing systems and costs incurred in acquiring software and licences that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems. Costs capitalised include costs of materials and service, related to the project.

(r) Trade And Other Payables These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade receivables and payables are offset for the same account where appropriate.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Employee Benefits

(i) Wages And Salaries And Annual Leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.

(iii) Retirement Benefit Obligations The Group contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The Group’s legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Profit Sharing and Bonus Plans The Group recognises a liability and an expense for bonuses annually on assessment of employee performance. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Share-Based Payments Share based compensation benefits are provided to personnel via the Healthzone Limited Option Plan. The fair value at grant date is independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non market vesting conditions (for example, profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(v) Contributed Equity. Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

(w) Earnings Per Share

(i) Basic Earnings Per Share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings Per Share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(x) GST

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Balance Sheet are shown inclusive of GST.

Cash flows are presented in the Cash Flow Statement on a gross basis, except for the GST component of investing and financing activities.

(y) New Accounting Standards And Interpretations Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 8 Operating Segments and AASB 2007-3

Amendments to Australian Accounting Standards arising from AASB 8 (effective from 1 January 2009) AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July 2009. It is likely to result in an increase in the number of reportable segments presented. In addition, the segments will be reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. As goodwill is allocated by management to groups of cash-generating units on a segment level, the change in reportable segment may also require a reallocation of goodwill. However, this is not expected to result in any additional impairment of goodwill.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6

Amendments to Australian Accounting Standards arising from AASB 123 (effective from 1 January 2009) The revised AASB 123 has removed the option to expense all borrowing costs and - when adopted - will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8

Amendments to Australian Accounting Standards arising from AASB 101 (effective from 1 January 2009) The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group will apply the revised standard from 1 July 2009.

(iv) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations (effective from 1 January 2009). AASB 2008-1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group’s share- based payments.

(v) Revised AASB 3 Business Combinations, AASB 127

Consolidated and Separate Financial Statements and AASB 2008-3. Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (effective 1 July 2009) The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs must be expensed. This is different to the Group’s current policy which is set out in note 1(i) above. The revised AASB 127 requires the effects of all transactions with non- controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 1(b)(i). The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. This is consistent with the Group’s current accounting policy. The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

(vi) AASB 2008-7 Amendments to Australian Accounting Standards

- Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 July 2009). In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Under the entity’s current policy, these dividends are deducted from the cost of the investment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

(vii) AASB Interpretation 15 Agreements for the Construction of Real Estate (effective 1 January 2009). AASB-I 15 clarifies whether AASB 118 Revenue or AASB 111 Construction Contracts should be applied to particular transactions. The Group intends to apply the interpretation from 1 July 2009. AASB-I 15 was adopted in the current financial year. Consequently, it does not expect to make any adjustment on the initial application of AASB-I 15.

(viii) AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October 2008). AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

(ix) AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement (effective 1 July 2009). AASB 2008-8 amends AASB 139 Financial Instruments: Recognition and Measurement and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009. It is not expected to have a material impact on the Group’s financial statements.

(Z) Rounding Of Amounts

The Company is of a class referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to rounding off of amounts in the financial report. Amounts in the financial report have been rounded to the nearest thousand dollars, in accordance with the class order.

(Za) Change In Accounting Policy The accounting policy in relation to the treatment of “pay as sell” goods was changed during the year. Previously, pay as sell goods where recognised as inventory on receipt of the goods from the supplier. Healthzone has undertaken a review of agreements with pay as sell suppliers during the year and has determined that the goods are consignment in nature in that the risks and rewards of ownership of the goods do not pass to Healthzone when these goods are received. Healthzone has amended its accounting policy accordingly to better reflect the terms and conditions of supplier agreements. The effect of this amendment is to reduce the balances of inventory and trade creditors as at 30 June 2008 and 30 June 2009 by $2,449 thousand and $2,543 thousand respectively. The 2008 comparative figures contained in this financial report have been amended accordingly.

(Zb) Change In Comparatives When required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

The Group has reviewed the treatment of costs in bringing inventory to its location and condition. As a result of this review, an amount $268 thousand was identified as being incorrectly applied to inventory in the financial statements for the year ended 30 June 2008, which should have been expensed as cost of sales. As a result retained earnings were overstated by $268 thousand.

The effect on basic earnings per share (EPS) was to reduce it from 7.4 cents to 6.6 cents and the effect on diluted EPS was to reduce it from 7.3 cents to 6.5 cents. This has been corrected by restating the Balance Sheet for year ended 30 June 2008, (refer to page 4 of this report) and related Notes.

Note 2 Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk including sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

The Board provides written principles of management and policies for specific matters, such as foreign exchange risk, interest rate risk, credit risk, and investment of excess liquidity, which are outlined below:

(a) Market Risk

(i) Foreign Exchange Risk

The Group and the parent entity operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Chinese Renminbi (RMB) and the US Dollar (USD).

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group derives revenues denominated in RMB and incurs expenses which are denominated in RMB and USD. The Group monitors its exposure to foreign currency fluctuations periodically. The Group hedges its their foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

The Group’s exposure to foreign currency risk at the reporting date was as follows:

	2009	2008
	$’000	$’000
Financial assets:
Cash and cash equivalents (RMB)	486	580
Trade and other receivables (RMB)	1,628	1,406
	2,114	1,986
Financial liabilities:
Trade and other payables (RMB and USD)	1,785	114

Group Sensitivity

Based on the financial instruments held at 30 June 2009, had the Australian dollar strengthened/ weakened by 5% against the RMB with all variables held constant, the Group’s post-tax profit for the year would have been $40 thousand higher / lower (2008: $65 thousand higher / lower). Had the Australian dollar strengthened/ weakened by 5% against the USD with all variables held constant, the Group’s post-tax profit for the year would have been $114 thousand higher / lower (2008: nil higher / lower), mainly as a result of foreign exchange gains/losses on translation of financial instruments as detailed in the above table.

Parent Entity Sensitivity

The parent entity’s foreign exchange risk is nil as the parent entity’s future commercial transactions recognised assets and liabilities, revenue and expenses are denominated in Australian dollars.

(ii ) Interest Rate Risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. During 2009 and 2008, the Group’s borrowing at variable rate were denominated in Australian Dollars.

A policy to maintain a percentage of borrowings in fixed rate instruments has been implemented. As at the reporting date, the Group had the following variable rate borrowings:

	2009		2008
	Weighted		Weighted
	Average		Average
	Interest	Balance	Interest	Balance
	Rate	$’000	Rate	$’000
Commercial bills	5.95%	6,611	8.10%	8,111
Trade instruments	5.80%	7,534	9.90%	4,632

As at the reporting date, the parent entity had the following variable rate borrowings:

	2009		2008
	Weighted		Weighted
	Average		Average
	Interest	Balance	Interest	Balance
	Rate	$’000	Rate	$’000
Commercial bills	5.95%	6,611	8.10%	8,111

The Group and parent entity analyses its interest rate exposure on a dynamic basis. Various scenarios (for liabilities that represent the major interest-bearing positions) are simulated taking into consideration refinancing, renewal of existing positions, alternative financing. Based on these scenarios, the Group and parent entity calculates the impact on profit and loss of a defined interest rate shift. The simulation is done a number of times a year to verify that the maximum loss potential is within the limit given by management. The Group does not enter into to any interest rate swaps to hedge the fair value of the interest rate risk.

Group Sensitivity

At the 30 June 2009, if interest rates had changed by -/+ 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year and equity would have been $ 51 thousand higher/lower (2008: change of 50 basis points: $44 thousand higher/lower).

Parent Entity Sensitivity

The parent entity’s main interest rate risk arises from commercial bills with variable interest rates. At 30 June 2009, if interest rates had changed by -/+ 50 basis points from the year-end rates with all other variables held constant, post-tax profit would have been $23 thousand higher/lower (2008: change of 50 basis points: $28 thousand higher/lower).

(b) Credit Risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has policies in place for provision of sales of products to customers that limit the amount of credit exposure to any one entity. The compliance with credit limits by wholesale customers is regularly monitored by line management.

Sales to retail customers are required to be settled in cash and credit cards. The average credit period on sale of goods and rendering services is 60 days. No interest is charged on overdue debtors. An allowance has been made for estimated irrecoverable trade receivable amounts arising from the past sale of goods determined by reference to past default experience. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external ratings (if available) or to historical information about counterparty default rates.The Group has entered into credit insurance for the majority of its trade receivables.

The maximum exposure to credit risk at the reporting date is the carrying amount of financial assets as detailed below:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Trade and other receivables
New customers	1,506	877	6	2,562
Existing customers with no defaults	17,215	13,116	15,756	12,376
Existing customer with some defaults	4,631	2,633	1,779	129
	23,352	16,626	17,541	15,067
Other cash at bank and short term deposits	2,420	6,787	375	5,662
Loans to other entities	3,000	3,000	3,000	3,000
Investments accounted for using the equity method	640	616	640	616
Other financial assets	76	116	6,198	4,555

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through sufficient committed credit facilities. The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial asset and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by maintaining credit lines with counterparties.

Financing Arrangements

The Group and the parent entity had access to the following undrawn facilities at the reporting date:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
Variable rate
Trade facilities	1,466	1,368	-	-

Maturities Of Financial Liabilities

Tabled below are the Group’s and the parent entity’s financial liabilities, classified by contractual period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Carrying		Between	Between		Total Amount
	Less Than	6-12	1 and	2 and	Over	Contractual	(Assets)/
	6 Months	Months	2 Years	5 Years	5 Years	Cash Flows	Liabilities
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Group
30/06/2009
Amount	1,549	1,838	3,530	13,403	-	20,320	16,353

Group
30/06/2008
Amount	2,688	2,602	4,932	14,315	-	24,537	19,625

Parent
30/06/2009
Amount	1,549	1,838	3,530	13,403	-	20,320	16,353

Parent
30/06/2008
Amount	2,688	2,602	4,932	14,315	-	24,537	19,625

(d) Fair Value Estimation

The fair value of financial assets and liabilities is estimated for recognition, measurement and disclosure purposes.The fair value of financial instruments that are not traded in active markets (for example investments in unlisted subsidiaries) is determined by valuation methods assumptions based on market conditions at each balance date such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The carrying value less impairment allowance of trade receivables and payables are assumed to approximate their fair values due to their short term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Note 3 Critical Accounting Estimates And Judgements

The Directors evaluate estimates and judgements incorporated in the Financial Report based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The following key assumptions have been made concerning the future and other key sources of estimation at the balance date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Impairment Of Intangible Assets

The Group tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in Note 1(j).The recoverable amounts of cash generating units have been determined based on value in use calculations.

Refer to Note 14 for details on intangible assets value-in-use calculations and management assessment of key assumptions.

Valuation-in-use calculations use cash flow projections based on financial budgets approved by management using a five year period. Should the projections prove incorrect then adjustments may need to be made for impairment losses in respect of intangibles.

b) Impairment Of Allowance Of Trade And Other Receivables

The Group undertakes a detailed analysis of trade receivables on a monthly basis and writes off those debtors which it considers not recoverable and makes an impairment provision for those where recovery is considered doubtful.

c) Business Combinations

As at year end, the Group has consideration outstanding for the acquisitions of the businesses of Jasham International Pty Ltd, Alexem and ProHair. The estimates for the amounts payable to vendors have been based on profit projections prepared by management. Should the projections prove incorrect then adjustments will need to be made to the corresponding goodwill recognised on acquisition of these businesses and the final payments made to vendors in future periods.

d) Income Taxes

The Group recognises deferred tax assets and liabilities for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses were based on tax loss utilisation projections. Should the Group derive future assessable income materially different to the projected or there are adverse changes in tax legislation, the balance of deferred tax assets recognised may change.

Note 4 Segment Information

(a) Primary Reporting - Business Segments

The primary segments within which the consolidated entities operate are (a) retailing of vitamins and health supplements and (b) production and wholesale of fragrances and health and beauty products. For primary reporting purposes the entity operates in the business segments described above.

			Intersegment
			Eliminations/
Consolidated	Wholesale	Retail	Unallocated
2009	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Revenue
Sales of goods	91,201	8,179	-	99,380
Intersegment sales	4,107	-	(4,107)	-
Total sales revenue	95,308	8,179	(4,107)	99,380
Other revenue	503	4,049	-	4,552
Intersegment sales	1,445	-	(1,445)	-
Total revenue	97,256	12,228	(5,552)	103,932
Results
Segment result	1,011	2,642	-	3,653
Unallocated revenue less unallocated expenses	1,501	-	(1,501)	-
Profit before income tax	2,512	2,642	(1,501)	3,653
Income tax expense				(666)
Profit for the year				2,987
Assets
Segment assets	54,993	5,192	-	60,185
Unallocated assets	-	-	4,541	4,541
Total assets	54,993	5,192	4,541	64,726
Segment liabilities
Segment liabilities	49,284	386	-	49,670
Unallocated liabilities	-	-	(4,592)	(4,592)
Total liabilities	49,284	386	(4,592)	45,078
Other segment information
Investment in associate (Note 11)	-	640	-	640
Share of net profits of associate	-	24	-	24
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	4,038	14	-	4,052
Depreciation and amortisation expense	119	79	-	198
Cash flow information
Net cash inflow from operating activities	1,432	972	-	2,404
Net cash outflow from investing activities	(3,519)	(14)	-	(3,533)
Net cash outflow from financing activities	(2,465)	(822)	-	(3,287)

			Intersegment
			Eliminations/
	Wholesale	Retail	Unallocated	Consolidated
2008	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Revenue
Sales of goods	51,346	8,807	-	60,153
Intersegment sales	1,851	-	(1,851)	-
Total sales revenue	53,197	8,807	(1,851)	60,153
Other revenue	2,169	1,401	-	3,570
Total revenue	55,366	10,208	(1,851)	63,723
Results
Segment result	2,550	797	-	3,347
Unallocated revenue less unallocated expenses	-	-	(205)	(205)
Profit before income tax	2,550	797	(205)	3,142
Income tax expense	(715)
Profit for the year	2,427
Assets
Segment assets	51,639	4,849	-	56,488
Unallocated assets	-	-	907	907
Total assets	51,639	4,849	907	57,395
Segment liabilities
Segment liabilities	28,906	929	-	29,835
Unallocated liabilities	-	-	13,850	13,850
Total liabilities	28,906	929	13,850	43,685
Other segment information
Investment in associate (Note 11)	-	616	-	616
Share of net profits of associate	-	28	-	28
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	279	57	-	336
Depreciation and amortisation expense	48	64	-	112
Cash flow information
Net cash inflow from operating activities	5,070	869	-	5,939
Net cash outflow from investing activities	(22,616)	(57)	-	(22,673)
Net cash outflow from financing activities	(22,025)	-	-	(22,025)

(b) Secondary Reporting Format - Geographical Segments

Segment revenues are allocated based on the country in which customers are located. Segment assets and capital expenditure are allocated based on where the assets are located.

				Acquisitions Of
				Property, Plant And
	Segment Revenue			Equipment, Intangibles
	By Location Of	Segment Assets By		And Other Non-Current
	Customer	Location Of Assets		Segment Assets
	2009	2008	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Australia	101,830	60,140	62,338	56,133	3,986	23,102
China*	3,492	4,255	2,388	2,169	66	13
Other	-	67	-	-	-	-
Total	105,322	64,462	64,726	58,302	4,052	23,115
Less intersegment	(1,390)	(739)	-	(907)	-	-
Consolidated	103,932	63,723	64,726	57,395	4,052	23,115

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Sales revenue
Sales of goods to external customers	98,317	60,001	8,248	8,765
Sales of goods to wholly owned subsidiaries	-	-	1,065	31
Sales of goods to other related parties	1,063	152	-	-
Total sales revenue	99,380	60,153	9,313	8,796
Other revenue
Royalty fees from wholly owned subsidiary	-	-	-	739
Licence revenue*	3,177	1,567	-	1,567
Interest income from financial intitutions	149	77	133	70
Interest income from other parties	411	7	411	7
Dividend income	-	-	1,390	-
Other revenue	815	1,919	247	55
Total other revenue	4,552	3,570	2,181	2,438
Total revenue	103,932	63,723	11,494	11,234

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Other income
Foreign exchange gains	405	-	405	-
Receipt from insurance claim	119	-	119	-
Total other income	524	-	524	-
Note 6 Expenses

Profit before income tax expense includes the following specific expenses:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Profit before income tax expense includes the following specific expenses:
Depreciation
Fittings & fixtures	51	49	47	46
Plant & office equipment	115	45	37	29
Information Technology	20	9	18	8
Motor vehicles	12	9	-	-
Total depreciation	198	112	102	83
Rental expenses relating to operating leases	2,846	2,418	1,540	1,626
Interest and finance charge expenses	2,616	1,297	1,708	360
Superannuation expense	621	427	134	139
Impairment losses - financial assets:
Trade and other receivables	53	-	-	-
Inventory	63	-	-	-

Note 7 Income Tax

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
(a) Income tax expense / (benefit)
Current Tax	227	572	(791)	193
Deferred Tax Assets	(444)	315	(415)	54
Deferred Tax Liability	1,235	12	705	(15)
Adjustments for current tax of prior periods	(352)	(184)	(143)	(285)
	666	715	(644)	(53)
Income tax expense / (benefit) is attributable to:
Profit from continuing operations	666	715	(644)	(53)
Aggregate income tax expense / (benefit)	666	715	(644)	(53)

	Consolidated		Parent Entity
(b) Numerical reconciliation of income tax expense to	2009	2008	2009	2008
prima facie tax payable	$ ‘000	$ ‘000	$ ‘000	$ ‘000
The prima facie income tax expense / (benefit) on pre-tax accounting profit reconciles to the income tax expense / (benefit) in the financial statements as follows:
Profit from continuing operations before income tax expense / (benefit)	3,653	3,142	(333)	600
Tax at the Australian tax rate of 30% (2008- 30%)	1,096	942	(100)	180
Difference in overseas tax rate	(108)	(137)	-	-
Adjustment to prior year income tax return	(352)	(184)	(143)	(285)
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:
Non-assessable dividends received from subsidiaries	-	-	(417)	-
Non-deductible expenses	30	94	16	52
Income tax expense / (benefit)	666	715	(644)	(53)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
(c) Temporary differences
Temporary differences relating to expenses not immediately deductible for tax purposes:
- employee provisions	837	801	66	31
- other provisions	105	184	71	-
- legal fees and other	382	552	382	552
- property, plant and equipment	359	202	-	-
- accrued expenses	391	183	185	67
Total temporary differences	2,074	1,922	704	650
Deferred tax assets relating to the above temporary differences at 30%	622	577	211	195
Deferred tax assets relating to tax losses	1,493	776	1,493	776
Total deferred tax assets	2,115	1,353	1,704	971
Temporary differences relating to income not immediately assessable for tax purposes:
- Accrued income	3,061	290	1,622	113
- Intangibles: product and software development	1,344	-	840	-
Total temporary differences	4,405	290	2,462	113
Deferred tax liability relating to the above temporary differences at 30%	1,322	87	739	34

(d) Current tax liabilities
Provisions for income tax	251	752	-	547

(e) Tax Consolidation Legislation

Healthzone Limited and its wholly-owned Australian controlled entities adopted the tax consolidation legislation from 1 July 2007. The accounting policy in relation to this legislation is set out in Note 1(g).

On adoption of the tax consolidation legislation, the entities in the tax consolidation group entered into a tax sharing arrangement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Healthzone Limited.

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate

Healthzone Limited for any current tax payable assumed and are compensated by Healthzone Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Healthzone Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

Note 8 Current Assets - Cash And Cash Equivalents

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cash at bank and on hand	2,420	6,787	375	5,662

The Group’s and the Parent Entity’s exposure to interest rate risk and foreign currency is discussed in Note 2.

Note 9 Current Assets - Trade And Other Receivables

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Current
Trade receivables	17,306	12,108	1,778	428
Receivables from subsidiaries in wholly owned group	-	-	13,241	12,672
Receivables from directors’ related parties*	2,069	1,256	313	605
Government grant (EMDG) receivable	210	352	135	178
Receivable from master franchise agreement	1,500	-	-	-
Other receivables and prepayments	2,267	2,910	2,074	1,184
Total	23,352	16,626	17,541	15,067
Non-Current
Loans to other parties**	3,000	3,000	3,000	3,000
Total	3,000	3,000	3,000	3,000

* Refer Note 31 for details of security obtained subsequent to year end

**Repayment is secured over securities held by borrower. Interest is recievable at commercial rates.

(a) Impaired Trade Receivables

As at 30 June 2009, current trade receivables of the Group with a nominal value of $29 thousand (2008: $117 thousand) were impaired. The amount of the provision was $29 thousand (2008: $117 thousand). The individually impaired receivables mainly relate to franchisees of Health Minders Pty Ltd, in the context of FY09 economic condition.There were no impaired trade receivables for the parent company, Healthzone Limited, in 2009 or 2008.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
60 - 90 days	-	-	-	-
Over 90 days	29	117	-	-
	29	117	-	-

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Balance at the beginning of the year	117	-	-	-
Allowance for impairment recognised during the year	110	261	-	-
Receivables written off during the year as uncollectable	(198)	(144)	-	-
Balance at the end of the year	29	117	-	-

(b) Past Due But Not Impaired

As of 30 June 2009, consolidated trade receivables of $5.2 million (2008: $3.5 million) were past due but not impaired. The average credit period on sale of goods is 60 days. All trade receivable balances greater than 60 days are considered past due. These balances past due but not impaired relate to a number of independent customers for whom there is no recent history of default and there has been no significant change in the credit quality of these customers. The group has an established process of credit reference checking. The Group does not hold any collateral over these balances and no interest is charged on past due balances. The average age of these receivables is 131 days (2008: 98 days). The ageing of receivables past due but not impaired is as follows:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
60 - 90 days	1,740	1,214	33	-
Over 90 days	3,506	2,385	1,779	377
Total past due	5,246	3,599	1,812	377

(c) Foreign Exchange, Interest Rate Risk, And Credit Risk

Information about the Group’s and the parent entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in Note 2.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly the directors believe that no further allowance required for impairment of receivables at 30 June 2009.

(d) Fair Value

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

Note 10 Current Assets – Inventories

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Finished goods, at net realisable value	6,530	6,423	962	1,149

Refer to Note 16 for details on inventory pledged as security against borrowings.

Note 11 Non-Current Assets - Investments Accounted For Using The Equity Method

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Shares in associate (Note 30)	640	616	640	616

Note 12 Non-Current Assets - Property, Plant And Equipment

		Plant
	Fixtures &	& Office	Information	Motor
Consolidated	Fittings	Equipment	Technology	Vehicles	Total
2009	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cost	250	651	67	73	1,041
Accumulated depreciation	(124)	(172)	(32)	(20)	(348)
Carrying amount	126	479	35	53	693
Movement
Carrying amount at 1 July 2008	174	279	18	47	518
Additions	9	318	37	44	408
Disposals	(6)	(3)	-	(26)	(35)
Depreciation expense (Note 6)	(51)	(115)	(20)	(12)	(198)
Carrying amount at 30 June 2009	126	479	35	53	693

Refer to Note 17 for details on plant and equipment pledged as security against borrowings.

		Plant
	Fixtures &	& Office	Information	Motor
	Fittings	Equipment	Technology	Vehicles	Total
Consolidated	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
2008
Cost	251	338	30	56	675
Accumulated depreciation	(77)	(59)	(12)	(9)	(157)
Carrying amount	174	279	18	47	518
Movement
Carrying amount at 1 July 2007	196	88	13	-	297
Additions	28	238	14	13	293
Additions from business acquisitions	-	-	-	43	43
Disposals	(1)	(2)	-	-	(3)
Depreciation expense (Note 6)	(49)	(45)	(9)	(9)	(112)
Carrying amount at 30 June 2008	174	279	18	47	518

Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

		Plant
	Fixtures &	& Office	Information	Motor
Parent Entity	Fittings	Equipment	Technology	Vehicles	Total
2009	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cost	236	197	61	-	494
Accumulated depreciation	(116)	(77)	(26)	-	(219)
Carrying amount	120	120	35	-	275
Movement
Carrying amount at 1 July 2008	164	92	16	-	272
Additions	9	67	37	-	113
Additions from business acquisitions	-	-	-	-	-
Disposals	(6)	(2)	-	-	(8)
Depreciation expense (Note 6)	(47)	(37)	(18)	-	(102)
Carrying amount at 30 June 2009	120	120	35	-	275

Refer to Note 17 for details on plant and equipment pledged as security against borrowings.

		Plant
	Fixtures &	& Office	Information	Motor
Parent Entity	Fittings	Equipment	Technology	Vehicles	Total
2008	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Cost	236	133	25	-	394
Accumulated depreciation	(73)	(41)	(9)	-	(122)
Carrying amount	163	92	16	-	272
Movement
Carrying amount at 1 July 2007	182	76	10	-	268
Additions	28	46	14	-	88
Additions from business acquisitions	-	-	-	-	-
Disposals	-	(1)	-	-	(1)
Depreciation expense (Note 6)	(46)	(29)	(8)	-	(83)
Carrying amount at 30 June 2008	164	92	16	-	272

Refer to Note 17 for details on plant and equipment pledged as security against borrowings.

Note 13 Non-Current Assets - Deferred Tax Assets

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
The balance comprises temporary differences attributable to:
- Employee provisions	251	240	20	9
- Legal and other fees	115	166	115	166
- Property, plant and equipment	108	60	-	-
- Accrued expenses	117	55	55	20
- Tax losses	1,493	776	1,493	776
- Other provisions	31	56	21	-
	2,115	1,353	1,704	971
Movements
Opening balance	1,353	103	971	34
Reclassification of tax losses recognised as at 30 June 2008	318	-	318	-
Deferred tax losses of Health Minders Pty Ltd on acquisition - refer note 27(a)	-	1,565	-	1,565
Reversal of assumption of tax losses / (assumption of tax losses) from consolidated entities	-	-	-	(574)
Credited to the income statement	444	(315)	415	(54)
Closing balance	2,115	1,353	1,704	971

Note 14 Non-Current Assets - Intangible Assets

			Information
		Product	Technology
	Goodwill	Development	Development	Total
Consolidated	$’000	$’000	$’000	$’000
At 1 July 2007
Cost	3,605	-	-	3,605
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,605	-	-	3,605
Year ended 30 June 2008
Opening net book amount	3,605	-	-	3,605
Additions	17,877	412	62	18,351
Closing net book amount	21,482	412	62	21,956
At 30 June 2008
Cost	21,482	412	62	21,956
Accumulated amortisation and impairment	-	-	-	-
Net book amount	21,482	412	62	21,956
At 1 July 2008
Cost	21,482	412	62	21,956
Accumulated amortisation and impairment	-	-	-	-
Net book amount	21,482	412	62	21,956
Year ending 30 June 2009
Opening net book amount	21,482	412	62	21,956
Additions*	2,587	998	359	3,944
Closing net book amount	24,069	1,410	421	25,900
At 30 June 2009
Cost	24,069	1,410	421	25,900
Accumulated amortisation and impairment	-	-	-	-
Net book amount	24,069	1,410	421	25,900

*SeeNote 27 for additions to Goodwill.

		Product	Information
	Goodwill	Development	Technology	Total
Parent Entity	$ ‘000	$ ‘000	$ ‘000	$ ‘000
At 1 July 2007
Cost	3,301	-	-	3,301
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,301	-	-	3,301
Year ended 30 June 2008
Opening net book amount	3,301	-	-	3,301
Additions	13	144	20	177
Closing net book amount	3,314	144	20	3,478
At 30 June 2008
Cost	3,314	144	20	3,478
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,314	144	20	3,478
At 1 July 2008
Cost	3,314	144	20	3,478
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,314	144	20	3,478
Year ended 30 June 2009
Opening net book amount	3,314	144	20	3,478
Additions	150	697	60	907
Closing net book amount	3,464	841	80	4,385
At 30 June 2009
Cost	3,464	841	80	4,385
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,464	841	80	4,385

(a) Impairment Tests For Goodwill

Goodwill is allocated by cash-generating unit (CGU) which are based on the Group’s business segments. For impairment testing purposes, goodwill has been allocated to two business segments being Retail and Wholesale.

Goodwill by business segment is summarised below:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$
Carrying amount of goodwill:
- Retail	2,838	2,541	2,838	2,541
- Wholesale	21,231	18,941	626	773
	24,069	21,482	3,464	3,314

The recoverable amount of each CGU is determined by value-in-use calculations, which are based on the present value of forcast cash flow for five years.

The recoverable amount of each cash-generating unit (CGU) is determined based on value-in-use calculations. Value-in- use is calculated based on the present value of cash flow projections based on forecasts over a five year period.

(b) Key Assumptions Used For The Value-In-Use Calculations

The key assumptions used in the value in use calculation for the CGU are as follows:

- Sales are expected to grow at an annual rate of 5%;

- Operating expenses are forecast to grow at 3%; and

- A discount factor of 11.8% (2008 11.5%) was applied in the calculations.

Management does not consider a change in any of the key assumptions to be reasonably possible for the retail CGU at the date of this report.

The Company believes that any reasonably changes in these assumptions is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU. These assumptions are based on a combination of past experiences and best estimates of likely future results. The period over which management has projected cash flows is an initial 5 year period plus a terminal value of a further 5 years.

Note 15 Non-Current Assets - Other Financial Assets

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Other investments
Investments in wholly owned subsidiaries at cost	-	-	6,422	4,412
Other	76	116	76	43
Total other investments	76	116	6,498	4,555

Unlisted investments are traded in inactive market. Their fair value is determined based on the present value of net cash inflows from expected future interest of dividends and subsequent disposal of the investments. The present value of net cash inflows is not discounted.

Note 16 Current Liabilities - Trade And Other Payables

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Unsecured liabilities
Trade creditors	14,347	10,072	692	1,161
Other creditors and accrued expenses	4,254	5,000	3,645	246
Trade instruments	7,534	4,632	-	-
Total current	26,135	19,704	4,337	1,407
Non-current Trade and other payables	-	2,679	-	2,679

The Group’s and the Parent Entity’s exposure to foreign exchange risk is discussed in Note 2. As at 30 June 2009 trade and other payables for the Group and Parent included trade instruments by which the Group received cash in lieu of collections of trade receivables.

Note 17 Borrowings

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Current
Secured liabilities
Financial leases	179	5	177	5
Commercial bills	2,137	3,546	2,137	3,546
Total current borrowings	2,316	3,551	2,314	3,551
Non-current
Secured liabilities
Financial leases	-	5	-	5
Commercial bills	14,217	16,079	14,217	16,079
Total non-current borrowings	14,217	16,084	14,217	16,084

(a) Commercial Bills

The loan facilities are repayable in instalments per quarter and expire as follows: $1.9 million in August 2011, $9.7 million in October 2012 and $4.7 million in June 2013. The interest rate on facilities of $9.7 million is fixed at 9.8% until October 2012 and the interest rate on facilities of $6.6 million is at a floating rate on 90 day bank bills and a facility fee based on the facility limit. The commercial bills are subject to certain financial covenants, none of which have been breached at 30 June 2009.

(b) Security Disclosures

The borrowings and trade instruments of the Company are secured by a registered mortgage over the assets of

Healthzone Limited, Bod International Pty Limited, Health Minders Pty Limited, Health Minders International Pty Limited, Jasham International Pty Limited Health Minders (WA) Pty Limited, Discount Vitamin Centres Pty Limited, Health Minders Milperra Pty Limited, Phytomedical Research Pty Limited, Super Boost Effervescent Pty Limited, Newco (Victoria) Pty Limited and Aurinda Natural Foods Pty Limited. Aurinda Natural Foods Pty Limited is a company related to Michael Ge Wu.

(c) Risk Exposures

The Group’s and the Parent Entity’s exposure to interest rate risk is discussed in Note 2.

Note 18 Provisions

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
Current provision for employee entitlements	767	828	66	31
Non-current provision for employee entitlements	69	-	-	-
Total	836	828	66	31
Movements
Carrying amount at start of financial year	828	25	31	23
Amounts used during the year	(342)	(442)	(15)	(24)
Charged to the income statement	350	1,245	50	32
Carrying amount at the end of the year	836	828	66	31

Note 19 Non-Current Liabilities - Deferred Tax Liabilities

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ‘000	$ ‘000	$ ‘000	$ ‘000
The balance comprises temporary differences attributable to:
- Accrued income	919	87	487	34
- Intangibles: product and software development	403	-	252	-
Total	1,322	87	739	34
Movements
Opening balance	87	75	34	45
Charged to the income statement	1,235	12	705	(11)
Closing balance	1,322	87	739	34
Deferred tax liabilities to be settled within 12 months	1,258	87	675	34
Deferred tax liabilities to be settled after more than 12 months	64	-	64	-
Total	1,322	87	739	34

Note 20 Contributed Equity

	Parent Entity		Parent Entity
	2009	2008	2009	2008
	Shares	Shares	$ ‘000	$ ‘000
Share capital
Fully paid ordinary shares	47,049,950	40,923,469	12,566	9,607

Movements	Details	Number of Shares	Issue Price	$ ‘000
Opening balance 1 July 2007		30,923,469		3,820
4 December 2007	Share issue	10,000,000	60.00 cents	6,000
4 December 2007	Share issue costs			(213)
Total movements		10,000,000		5,787
Opening balance 1 July 2008		40,923,469		9,607
30 September 2008	Share issue	470,000	50.00 cents	235
25 November 2008	Share issue	10,000	23.50 cents	2
10 February 2009	Share issue	5,646,481	48.41 cents	2,733
	Share issue costs			(11)
Total movements		6,126,481		2,959
Closing balance 30 June 2009		47,049,950		12,566

(a) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Capital Risk Management

The Group and the parent entity’s objective when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell shares to reduce debt.

The Group and the parent entity monitor capital on the basis of the gearing ratios. This ratio is calculated as time-weighted net debt (total borrowing less cash and cash equivalents) divided by EBITDA (earnings before interest, tax, depreciation and amortisation). The Group’s strategy is to maintain weighted Debt/EBITDA at less than 3.75 times. The weighted Debt/ EBITDA ratio for the Group was 2.5 times for the year ended 30 June 2009 (2008: 2.3 times).

Note 21 Reserves And Retained Profits

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
(a) Foreign currency translation reserve
Balance at the beginning of the financial year	(23)	(91)	-	-
Net exchange differences on translation of foreign controlled entity	(6)	68	-	-
Balance at the end of the financial year	(29)	(23)	-	-

(b) Retained profits
Retained profits at the beginning of the financial year	4,126	1,699	830	177
Profit for the financial year	2,987	2,427	311	653
Retained profits at the end of the financial year	7,113	4,126	1,141	830

Note 22 Key Management Personnel Disclosures

The following persons were directors of Healthzone Limited during the financial year.

(a) Directors

Peter Roach (Chairman) Executive & Marketing

Terry Cuthbertson Non-executive

Michael Ge Wu Executive

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
Michael Jenkins	Chief Financial Officer	Healthzone Limited
Michael Barwick	General Manager Jasham	Jasham International Pty Limited
Matthew Jinks	General Manager Operations	Health Minders Pty Limited
Geoff Sainsbury	General Manager Retail	Health Minders Pty Limited
Michael Trevaskis	General Manager Sales	Health Minders Pty Limited

(c) Key Management Personnel Compensation

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
Short‑term employee benefits	780	370	170	222
Post employment benefits	62	26	13	13
	842	396	183	235

(i) Option Holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group, including their personally related parties are set out below.

						Vested And
	Balance At		Exercised		Balance At	Exercisable
	The Start Of	Granted As	During The		The End of	At The End
	The Year	Compensation	Year	Lapsed	The Year	Of The Year
Name	‘000	‘000	‘000	‘000	‘000	‘000

2009
Directors of Healthzone Limited
Mr Peter Roach	470	-	(470)	-	-	-
Total directors’ option holding	470	-	(470)	-	-	-
Non - key management personnel of the Group
Other	30	-	-	30	-	-

2008
Directors of Healthzone Limited
Mr Peter Roach	100	-	-	370	470	470
Mr Michael Ge Wu	270	-	-	(270)	-	-
Total directors’ option holding	370	-	-	100	470	470
Other key management personnel of the Group
Ms Sandra Norris	100	-	-	(100)	-	-
Non - key management personnel of the Group
Other	30	-	-	-	30	30

(ii) Share Holdings

The numbers of shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group, including their personally related parties, are set out below.

			Other
	Balance At The		Changes	Balance At The
	Start Of The		During The	End Of The
Name	Year	Purchased	Year	Year

2009
Directors of Healthzone Limited Ordinary shares
Mr Terry Cuthbertson	50,000	-	-	50,000
Mr Michael Ge Wu	9,541,825	-	-	9,541,825
Total directors' share holdings	9,591,825	-	-	9,591,825
Other key management personnel of the Group Ordinary shares
Michael Jenkins	-	76,600	-	76,600
Michael Barwick	-	-	1,000	1,000
Matthew Jinks	-	-	1,000	1,000
Michael Trevaskis	50,000	-	-	50,000
Geoffrey Sainsbury	-	-	1,000	1,000
Total key management personnel share holdings	50,000	76,600	3,000	129,600

2008
Directors of Healthzone Limited Ordinary shares
Mr Terry Cuthbertson	50,000	-	-	50,000
Mr Robert Dulhunty	331,015	104,500	-	435,515
Mr Michael Ge Wu	9,541,825	-	-	9,541,825
Total directors' share holdings	9,922,840	104,500	-	10,027,340
Other key management personnel of the Group Ordinary shares
Mr Guy Robertson	30,000	-	-	30,000
Total key management personnel share holdings	30,000	-	-	30,000

(e) Loans To Key Management Personnel

There were no loans made to directors of Healthzone Limited or other key management personnel of the Group, including their related parties, during the years ended 30 June 2009 and 30 June 2008 other than amounts disclosed in Note 26 (e).

(f) Other Transactions With Key Management Personnel

Refer to Note 26 Related Party Transactions for details on other transactions with key personnel.

Note 23 Contingencies

The Group had contingent liabilities at 30 June 2009 in respect of:

Leases

The Group is the master franchisor of the Healthy Life retail franchise and holds head leases in relation to retail stores that are licensed to franchisee some premises. In accordance with the terms of those licences the franchisee is primarily responsible for lease liabilities and has provided guarantees to respective landlords in relation to those premises. In the event that a franchisee is unable to continue a retail lease the landlord is required under the Retail Lease Act to re-lease the premises. In such an event the franchisee is primarily liable for any lease shortfall amount. Contingent liabilities of the Group in relation to these leases are $7.3 million.

The Group occupies leased warehouses and retail premises in Australia with aggregate contingent liabilities for 5 years of up to $4,6 million.

Note 24 Remuneration Of Auditors

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:
Assurance Services
1. Audit Services
Fees paid to PKF East Coast Practice:
- Audit and review of financial reports	226	95	226	95
Fees paid to related practice of PKF East Coast Practice:
- Audit and review of financial reports	17	-	17	-
Total remuneration for audit services	243	95	243	95

2. Other Assurance Services
Fees paid to PKF East Coast Practice:
- Services provided for business acquisitions	126	334	126	334

Total remuneration for other assurance services	126	334	126	334

Total remuneration for assurance services	369	429	369	429

3. Taxation Services
Fees paid to PKF East Coast Practice:
- Tax compliance services, including review of Company income tax	114	16	114	16
returns, international tax consulting and tax advice on mergers and acquisitions
Total remuneration for taxation services	114	16	114	16

Note 25 Commitments For Expenditure

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
Operating leases - property Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	5,205	5,931	1,079	1,276
Later than one year but not later than 5 years	6,672	11,452	1,859	2,830
Later than 5 years	-	340	-	269
Total operating leases	11,877	17,723	2,938	4,375

Operating leases - equipment Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	464	208	340	92
Later than one year but not later than 5 years	311	401	263	258
Later than 5 years	-	-	-	-
Total operating leases	775	609	603	350

Note 26 Related Party Transactions

(a) Parent Entity

The parent entity is Healthzone Limited.

(b) Subsidiaries

Refer Note 28.

(c) Key Management Personnel

Refer Note 22.

(d) Transactions And Balances With Wholly Owned Subsidiaries

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
(i) Transactions with wholly owned subsidiaries
Sales of goods and services:
- Royalty fees charged by NHB China Limited on sales of products licensed by the Company	-	-	-	739
- Sale of goods to NHB China Ltd	-	-	1,038	-
- Sale of goods to Health Minders Pty Limited	-	-	27	-
Purchase of goods and services:
- Purchase of goods from Health Minders Pty Limited	-	-	2,320	-
- Purchase of goods from NHB Bod Pty Limited	-	-	-	6
Other transactions:
- Reimbursement to NHB China Limited for export marketing and development costs	-	-	-	240
- Advance of funds to NHB China Limited	-	-	-	78
- Receipt of funds from NHB China Limited	-	-	887	1,819
- Receipt of funds from Health Minders Pty Limited	-	-	1,262	-
- Funds provided to Health Minders International Pty Limited	-	-	4,220	10,861
- Funds provided to Jasham International Pty Limited	-	-	3,557	2,538
- Funds provided to NHB Bod Pty Limited	-	-	218	-
- Dividend paid by NHB China to Healthzone Ltd	-	-	1,390	-
(ii) Balance outstanding with wholly owned subsidiaries
- Receivable from NHB China Limited	-	-	381	-
- Receivable from NHB Bod Limited	-	-	1,003	785
- Payable to NHB China Limited	-	-	-	907
- Receivable from Health Minders International Pty Limited	-	-	14,497	10,861
- Receivable from Jasham International Pty Limited	-	-	3,557	2,538
- Payable to Health Minders International Pty Limited	-	-	-	583
- Receivable from Health Minders Pty Limited	-	-	31	-
- Payable to Health Minders Pty Limited	-	-	17	-

No provisions for doubtful debts have been raised in relation to any outstanding balances and no expense has been recognised in respect of doubtful debts from related parties.

(e) Transactions and Balances with Director Related Parties

Transactions with Directors’ related parties are on normal commercial rates no more favorable than those available to other parties unless otherwise stated.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000

Sale of goods
- Sale of goods to companies in which Directors hold an interest.	1,062	239	-	8

Purchase of goods
- Purchase of goods from companies in which Directors hold an	-	16	-	-

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ ’000	$ ’000	$ ’000	$ ’000
Purchase of services
- Payment of consultancy fees to Colroa Trust a related party to Mr. Peter Roach for the provision of brand development and due diligence acquisition services.	180	-	-	-
- Payment of consultancy fees to MGR International Pty Limited a related party to Mr. Michael Wu for the provision of brand development services.	110	-	-	-
- Payment of agency fees to GNL by NHB China Limited	-	136	-	-

Other transactions
- Payment to Development Capital Corporation Pty Limited (DCC), of which Mr Robert Dulhunty is a Director.	580	751	580	751
- Payment/(Repayment) of advanced funds made to Mr Michael Ge Wu by the Company	-	(62)	-	(62)
- Payment/(Repayment) to GNL by NHB China Limited for the purposes of meeting expenses to be incurred on behalf of the Company	-	(202)	-	-
- Payments of warehouse rent and management fees to MGR International Pty Ltd, of which Mr Michael Ge Wu is a Director.	35	-	35	-
- Purchase of a motor vehicle from MGR International Pty Ltd, of which Mr Michael Ge Wu is a Director.
	18	-	18	-
Balance outstanding
- Receivable from GNL	252	339	252	339
- Advance payments to GNL	-	145	-	-
- Receivable from CenturCorp Retail Pty Limited a Company controlled Mr Roach - refer Note 31	750	292	9	9

No provisions for doubtful debts have been raised in relation to any outstanding balances and no expense has been recognised in respect of doubtful debts from related parties.

(f) Transactions and Balances with associate.

Refer Note 30.

Note 27 Business Combination

a) Summary Of Acquisitions

The Group has acquired business assets as follows:

Alexem

In April 2009 the Group acquired the national distribution of fragrance products business of Alexem Pty Limited. The net identifiable assets acquired in the business combination and the intangible assets arising, are as follows:

$ ‘000
Purchase consideration	100
Net identifiable assets acquired at fair value	-
Intangible assets on consolidation	100

The intangible asset is attributable to the profitability of the bussiness of Alexm Pty Limited.

Pro-Hair

In April 2009 the Group acquired the national distribution of hair care products business of Pro-Hair Pty Limited

The net identifiable assets acquired in the business combination, and the intangible assets arising, are as follows:

$ ‘000
Purchase consideration	163
Net identifiable assets acquired at fair value	113
Intangible assets on consolidation	50

The intangible asset is attributable to the profitability of the bussiness of Pro-Hair Pty Limited.

Health Minders Pty Ltd

In October 2007, a subsidiary of the parent entity, Health Minders International Pty Limited, acquired 100% of the issued share capital of Health Minders Pty Ltd, a distributor and franchisor of health foods and vitamins. The purchase was satisfied by a cash settlement of $9.35m plus net assets with an additional earn out component of 1.24 times the EBITDA of the Health Minders business for the twelve months after completion of the transaction.

The net identifiable assets acquired in the business combination, and the intangible assets arising, are as follows:

$ ‘000
Cash and cash equivalents	1,845
Trade and other receivables	12,788
Inventories	4,085
Property plant & equipment	43
Deferred tax asset	1,565
Net subsidiaries	190
Intangible assets	1,800
Trade and other payables	(22,321)
Net identifiable assets acquired at fair value	(5)
Initial purchase consideration	12,378
Net assets acquired	(5)
Intangible assets on consolidation	12,383

There has been no change to the provisional accounting for the acquisition as disclosed in the 30 June 2008 Annual Report in that no further separately identifiable intangible assets have been identified. Additional consideration including the adjustment to the earn out component and additional direct costs associated totalling $133 thousand have been attributed to the acquisition during the year to 30 June 2009.

The intangible assets on consolidation figure has therefore increased to $12.3m. Included in the 2009 Group results is revenue of $71.9m (2008 $50.3m) and a contribution to net profit after tax of $2.8m (2008 $2.1m) contributed by Health Minders Pty Ltd.

Jasham International Pty Ltd

In June 2008, the company acquired the shares of Jasham International Pty Ltd and units of the Jasham Unit Trust, a beauty and fragrance products distributor by way of loans. The effective consideration was $1.0m plus $2.5m for net current assets.

The net identifiable assets acquired in the business combination are as follows:

$ ‘000
Cash and cash equivalents	58
Trade and other receivables	277
Inventories	2,627
Trade and other payables	(443)
Net identifiable assets acquired (at fair value)	2,519
Initial Purchase consideration	6,324
Less net assets acquired	(2,519)
Intangible assets on consolidation	3,805

There has been no change to the provisional accounting for the acquisition as disclosed in the 30 June 2008 Annual Report in that no further separately identifiable intangible assets have been identified. Additional consideration including adjustment to the earn-out component of $1.5m and additional direct costs of $0.9m have been attributed to the acquisition during the year to 30 June 2009.

The intangible assets on consolidation figure has therefore increased to $6.2m.

A second earn out totalling 0.25 times EBITDA for the 12 months ending 31 December 2009 is payable in January 2010. Included in the 2009 Group results is revenue of $20.5 m (2008 nil) and a contribution to the profit of $2.2m (2008 nil) contributed by Jasham International Pty Ltd.

Note 28 Subsidiaries

The consolidated financial statements incorporate the assets and liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1(b).

Name of entity	Country Of	Class Of	Equity Holding	Equity Holding
	Incorporation	Shares	2009	2008
			%	%
NHB China Limited	China	Ordinary	100	100
Bod International Pty Limited	Australia	Ordinary	100	100
Health Minders Pty Limited	Australia	Ordinary	100	100
Health Minders International Pty Limited	Australia	Ordinary	100	100
Health Minders (WA) Pty Limited	Australia	Ordinary	100	100
Healthy Life Partners Pty Limited	Australia	Ordinary	100	100
Health Minders Finance Pty Limited	Australia	Ordinary	100	100
Super Boost Effervescent Vitamins Pty Limited	Australia	Ordinary	100	100
Health Minders Milperra Pty Limited	Australia	Ordinary	100	100
DVC Discount Vitamin Centres Pty Limited	Australia	Ordinary	100	100
Newco (Victoria) Pty Limited	Australia	Ordinary	100	100
Jasham International Pty Limited	Australia	Ordinary	100	100
HZL1 Pty Limited	Australia	Ordinary	100	-
HZL2 Pty Limited	Australia	Ordinary	100	-
HZL3 Pty Limited	Australia	Ordinary	100	-
HZL4 Pty Limited	Australia	Ordinary	100	-
HZL5 Pty Limited	Australia	Ordinary	100	-
HZL6 Pty Limited	Australia	Ordinary	100	-
The Parent incorporated six new subsidiaries during the year.

Note 29 Deed Of Cross Guarantee

Healthzone Limited and Health Minders Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entity has been relieved from the requirement to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Healthzone Limited, they also represent the ‘Extended Closed Group’. Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2009 of the Closed Group consisting of Healthzone Limited and its Australian subsidiaries.

	2009	2008
Extended Closed Group Income statement	$ '000	$ '000
Revenue from continuing operations	101,854	60,329
Other income	524	-
Raw materials and consumables used	(80,002)	(47,626)
Employee benefits expense	(8,040)	(5,305)
Depreciation and amortisation expense	(183)	(103)
Professional and consulting expenses	(361)	(250)
Operating lease rental expenses	(199)	(146)
Selling and marketing expenses	(169)	(31)
Travel expenses	(464)	(173)
Interest and bank charge expenses	(2,301)	(418)
Other expenses	(6,072)	(3,944)
Share of net profits of associates and joint venture partnership accounted for using the equity method	24	28
Profit before income tax	4,611	2,361
Income tax expense	(491)	(597)
Profit for the year	4,120	1,764
Summary of movements in consolidated retained profits
Retained profits at the beginning of the financial year	1,940	176
Profit for the year	4,120	1,764
Dividends provided for or paid	-	-
Retained profits at the end of the financial year	6,060	1,940

(b) Extended Closed Group Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2009 of the Closed Group consisting of Healthzone Limited and its Australian subsidiaries.

	2009	2008
	$ '000	$ '000
Current assets
Cash and cash equivalents	1,934	6,166
Trade and other receivables	24,125	28,742
Inventories	6,340	6,232
Total current assets	32,399	41,140
Non‑current assets
Receivables	3,000	3,000
Investments accounted for using the equity method	640	616
Other financial assets	1,765	3,939
Property, plant and equipment	676	487
Deferred tax assets	2,115	1,303
Intangible assets	24,145	5,554
Total non‑current assets	32,341	14,899
Total assets	64,740	56,039

Current liabilities
Trade and other payables	27,456	20,736
Borrowings	2,316	3,546
Current tax liabilities	(33)	556
Provisions	767	697
Total current liabilities	30,506	25,535

Non‑current liabilities
Trade and other payables	-	2,742
Borrowings	14,217	16,079
Deferred tax liabilities	1,322	34
Provisions	69	102
Total non‑current liabilities	15,608	18,957
Total liabilities	46,114	44,492
Net assets	18,626	11,547

Equity
Contributed equity	12,566	9,607
Reserves	-	-
Retained profits	6,060	1,940
Total equity	18,626	11,547

Note 30 Investment In Associate

	Consolidated
	2009	2008
	$ '000	$ '000
(a) Movements in carrying amount
Carrying amount at the beginning of the financial year	616	-
Transferred from other financial assets	-	48
Acquired during the year	-	540
Share of profits	24	28
Dividends received/receivable	-	-
Carrying amount at the end of the financial year	640	616

Carrying amount at the end of the financial year

(b) Summarised financial information of associate

The Group’s share of the results of its associate and its aggregated assets (including goodwill), and liabilities are as follows:

	Ownership %	Assets	Liabilities	Revenues	Profit
		$ '000	$ '000	$ '000	$ '000
2009
Wild Food Natural Health Market Pty Limited
(ACN: 002 596 992)	20%	151	59	69	24
2008
Wild Food Natural Health Market Pty Limited
(ACN: 002 596 992)	20%	121	53	56	28

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
(c) Transactions and balances
- Sales of goods	581	231	-	-
Other transactions
- Payments to acquire a minority interest	540	-	540
- Interest charged	45	-	45	-
Balance outstanding
- Receivable	817	481	52	257
- Loan	250	250	250	250

Mr Peter Roach, a Executive Chairman of the Company, has a significant interest in Wild Food Natural Health Market Pty Limited.

Note 31 Events Occurring After The Balance Sheet Date

Since 30th June 2009 the Company has obtained security over real property for the receivables of companies controlled by Mr Roach.

Note 32 Reconciliation Of Profit After Income Tax To Net Cash Inflow From Operating Activities

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$ '000	$ '000	$ '000	$ '000
Reconciliation of profit after income tax to net cash outflow from operating activities

Profit for the year	2,987	2,427	311	653
Depreciation expense	198	112	102	83
Net (gain) loss on sale of non-current assets	8	-	8	-

Change in operating assets and liabilities, net of effects from purchase of controlled entities
Decrease/(increase) in current trade and other receivables	(3,905)	4,467	167	2,495
Decrease/(increase) in inventories	(139)	(965)	187	(113)
Decrease/(Increase) in deferred tax assets	(894)	(1,249)	(733)	(937)
Increase/(decrease) in trade and other payables	3,118	(81)	(616)	(601)
Increase/(decrease) in current tax liabilities	(62)	385	(108)	486
Increase/(decrease) in provisions	(142)	832	34	(28)
Increase/(decrease) in deferred tax liabilities	1,235	11	705	(11)
Net cash inflow from operating activities	2,404	5,939	57	2,027

Refer to Note 27 for details on inventory acquired through business acquisitions. For the year ended 30 June 2009 operating cash flows included and finance cash excluded $7.6 million in respect of trade facilities. For the year ended 30 June 2009 operating cash outflows including this amount would be $5.0 million for the Group and finance cash inflows would be $4.3 milion for the Group.

During the year ended 30th June 2009 the Group acquired plant and equipment of $nil by means of finance leases (2008: $13 thousand). The Group also issued 5,646,181 ordinary shares in Healthzone Limited at 48.41 cents on 10 February 2009 as consideration for the aqcuisition of the Health Minders business as detailed in Note 27.

Note 33 Earnings Per Share

	Consolidated
	2009	2008
(a) Basic earnings per share	6.9 cents	6.6 cents
(b) Diluted earnings per share	6.9 cents	6.5 cents
(c) Earnings used in calculating earning per share
Profit attributable to the ordinary equity holders of the company used in calculating earnings per share	2,987	2,427
(d) Weighted average number of shares used as the denominator
Weighted average number of ordinary shares (thousand) used as the denominator in calculating basic
earnings per share and alternative basic earnings per share	43,464	36,649
Adjustments for calculation of diluted earnings per share:
- Options	-	500
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted
earnings per share and alternative diluted earnings per share	43,464	37,149

Note 34 Financial Instruments

Refer to Note 2 for principles and policies the Group has developed in relation to financial risk management. Interest rate risk.

The following table sets out the Group’s exposure to interest rate risk, including the contractual pricing dates and the effective weighted average interest rate by maturity periods. The carrying amount of the financial assets and liabilities approximate their fair value.

Interest Rate Risk

2009	Interest	Floating	Fixed	Fixed	Non-Interest	Total
	Rate	Interest	Interest	Rate	Bearing
		Rate	Rate	Greater
			Less	Than
			Than	1 Year
			1 Year
		$ '000	$ '000	$‘000	$ '000	$ '000
Financial assets
Cash and cash equivalents (Note 8)	1.4%	2,064	356	-	-	2,420
Trade and other receivables - current (Note 9)	-	-	-	-	19,375	19,375
Other receivables - current (Note 9)	-	-	-	-	3,218	3,218
Loans to other parties - non-current (Note 9)	10.0%	-	-	3,000	-	3,000
Investments in associates (Note 11)	-	-	-	-	640	640
Other financial assets (Note 15)	-	-	-	-	76	76
Total financial assets		2,064	356	3,000	23,309	28,729

Financial liabilities
Trade payables (Note 16)	-	-	-	-	14,347	14,347
Other payables - current (Note 16)	-	-	-	-	3,565	3,571
Trade instruments (Note 16)	5.8%	7,534	-	-	-	7,534
Commercial bills (Note 17)	8.3%	6,611	9,743	-	-	16,354
Total financial liabilities		14,145	9,743	-	17,912	41,806

2008	Interest	Floating	Fixed	Fixed	Non-Interest	Total
	Rate	Interest	Interest	Rate	Bearing
		Rate	Rate	Greater
			Less	Than
			Than	1 Year
			1 Year
		$ '000	$ '000	$‘000	$ '000	$ '000
Financial assets
Cash and cash equivalents (Note 8)	2.8%	6,431	356	-	-	6,787
Trade and other receivables - current (Note 9)	-	-	-	-	13,364	13,364
Other receivables - current (Note 9)	-	-	-	-	2,594	2,594
Loans to other parties - non-current (Note 9)	10.0%	-	-	3,000	-	3,000
Investments in associates (Note 11)	-	-	-	-	616	616
Other financial assets (Note 15)	-	-	-	-	116	116
Total financial assets		6,431	356	3,000	16,690	26,477

Financial liabilities
Trade payables (Note 16)	-	-	-	-	10,072	10,072
Other payables - current (Note 16)	-	-	-	-	4,401	4,401
Other payables - non-current (Note 15)	-	-	-	-	2,679	2,679
Trade instruments (Note 16)	7.2%	4,632	-	-	-	4,632
Commercial bills (Note 17)	9.2%	8,111	11,514	-	-	19,625
Total financial liabilities		12,743	11,514	-	17,152	41,409

Note 35 Share Based Payments

The Healthzone Limited Option Plan is open to selected personnel at the discretion of the directors. The overall philosophy of the Plan is to attract, retain and motivate executives. It is designed to generate longer term incentives linked to the future of Healthzone Limited.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights.

Healthzone Limited Directors’ Declaration

In the Directors’ opinion:

(a) the financial statements and notes set out on pages 163 to 216 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

(c) the audited remuneration disclosures set out on page 25 of the Directors’ Report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Peter Roach	Michael Wu
Executive Chairman	Director
18 September 2009

Healthzone Limited

Independent Audit Report to the Members

To the members of Healthzone Limited

Report on the Financial Report

We have audited the accompanying financial report of Healthzone Limited, which comprises the bal-

ance sheets as at 30 June 2009, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the Directors’ Declaration for both Healthzone Limited (the company) and the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The Directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpre- tations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from mate- rial misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the Directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with Australian Equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assess- ment of the risks of material misstatement of the financial report whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circum- stances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal con- trol. An audit also includes evaluating the appropriateness of accounting policies used and the reason- ableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Healthzone Limited

Independent Audit Report to the Members

Auditor’s Opinion

In our opinion the financial report of Healthzone Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

(b) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ Report for the year ended 30 June 2009. The Directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with Section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Healthzone Limited for the year ended 30 June 2009, complies with Section 300A of the Corporations Act 2001.

PKF

Grant Saxon
Partner
Sydney 21 September 2009

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au PKF | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia DX 10173 | Sydney Stock Exchange |
New South Wales

The PKF East Coast Practice is a member of the PKF International Limited network of legally independent member firms. The PKF East Coast Practice is also a member of the PKF Australia Limited national network of legally independent firms each trading as PKF. PKF East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice does not accept responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Liability limited by a scheme approved under Professional Standards Legislation.

Healthzone Limited

ASX Additional Information

Additional information required by the Australian Securities Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2009.

a) Twenty Largest Shareholders
The names of the twenty largest holders of quoted ordinary shares are:

	Number of	% Of Ordinary
	Shares	Shares
Mr Ge (Michael) Wu	9,541,825	20.3
Guo Guang Tao	8,029,297	17.1
Gain Capital Management Pty Ltd	6,035,000	12.8
Buzrio Pty Ltd	4,346,235	9.2
ANZ Nominees Limited	1,650,000	3.5
Absolute Investments Australia Pty Ltd	1,630,000	3.5
Mr George Wang	1,546,173	3.3
Mr Rogert Wells	1,243,617	2.6
Dixson Trust Pty Ltd	852,049	1.8
Mr John Steven Lundgren	619,990	1.3
Mr Ramin Marzbani	600,000	1.3
Gerder Nominees Pty Ltd <Thurn Super Fund A/C>	560,000	1.2
Mr Huan Zhong Wang	444,000	0.9
Citicorp Nominees Pty Limited	415,500	0.9
A, S, G & A. Alford <Cranot Super Fund A/C>	340,000	0.7
Development Capital Corporation Pty Ltd	326,515	0.7
Scintilla Strategic Investments Limited	319,200	0.7
Mr Daryl Smith	282,353	0.6
Mrs Ada Kornhauser	275,000	0.6
Femock Pty Ltd <James Family A/C>	273,471	0.6
Total	39,340,225	83.6

b) Distribution Of Equity Securities
The numbers of shareholders, by size of holding, in each class of shares are:

	Number Of	Number Of
	Holders	Ordinary
		Shares
1 to 1,000	41	34,012
1,001 to 5,000	124	417,713
5,001 to 10,000	83	726,034
10,001 to 100,000	113	3,888,245
100,001 and over	34	41,983,946
Total	395	47,049,950

c) Substantial shareholders
Substantial shareholders (owning more than 5% of the share capital) in Healthzone Limited at 31 August 2009 are set out below.

	Number of
	Ordinary
	Shares
		%
Michael Ge Wu	9,541,825	20.3
Guo Guang Tao	8,029,297	17.1
Gain Capital Management Pty Ltd	6,035,000	12.8
Buzrio Pty Ltd	4,346,235	9.2

Shares
Director	Direct	Indirect
	Interests	Interests
Michael Ge Wu	9,541,825	-
Terry Cuthbertson	46,000	4,000

d) Voting Rights
All ordinary shares carry one vote per share without restriction.

e) Securities Exchange
The Company’s securities are not quoted on any securities exchange other than the Australian Securities Exchange.

f) Buy Back
There is not a current on-market buy-back.

h) Directors’ Interests In Securities
Directors’ relevant interests in securities of which the director is the registered holder

Healthzone Limited

Corporate Directory

30 June 2009

Directors

Peter Roach (Chairman)

Michael Ge Wu

Michael Jenkins (and Company Secretary)

Registered Office

316 Horsley Road, Milperra NSW 2214

Auditors

PKF Chartered Accountants and Business Advisors / Level 10, 1 Margaret Street Sydney NSW 2000

Lawyers

Baker & McKenzie / Level 27, 50 Bridge Street Sydney NSW 2000

Share Registry Registries Limited / 28 Margaret Street Sydney NSW 2000

Phone: 61 2 9290 9600

W: www.healthzone.com.au

Contact Information

Pone: (02) 9238 6255 Fax: (02) 9773 0075

18C.           Annual Report 2008

DIRECTOR’S REPORT

Your Directors present this report on the consolidated entity (referred hereafter as the Group or Healthzone), consisting of Healthzone Limited and the entities it controlled at the end of, or during, the year ended 30 June 2008.

Directors

The following persons were directors of Healthzone Limited during the financial year and up to the date of this report unless otherwise stated:

Peter Roach	— appointed 4 May 2007
Terry Cuthbertson	— appointed 6 September 2006
Robert Dulhunty	— appointed 4 May 2007
Michael Ge Wu	— appointed 8 March 2006

Company Secretary

The Company Secretary is Guy Robertson, who was appointed on 4 September 2006.

Principal Activities

Healthzone is a distributor, retailer and producer of health and beauty products. The company’s operations includea national health food distribution business; a national franchise of more than 120 health food retail stores, the Healthy Life range of more than 300 health food products; company owned retail stores in Sydney and Melbourne, the Aurinda Natural Foods range of health food products; and the Bod range of skin care and beauty products.

Dividends

The directors of the Group recommend that no dividend be paid in respect of the year ended 30 June 2008 (2007 — Nil).

Operating Results

The net profit after tax of the consolidated entity for the year ended 30 June 2008 was $2,695,487 (2007:$1,702,514).

Income tax expense for the year was $714,903 (2007:$327,710). In the opinion of the Directors, the results of the operations of the consolidated entity for the year ended 30 June 2008 were not affected by any item, transaction or event of a material or unusual nature, other than as outlined in this report.

Significant Changes in the State of Affairs

In October 2007, the company acquired Health Minders Pty Limited, a health food distributor and franchisor. Total purchase consideration of $12.4 million, included an earn-out component of 1.24 times the EBITDA for the 12 months after completion of the transaction. The additional payment is to be settled by way of cash or issue of shares at Healthzone’s election in or around October 2008.

In June 2008, the company acquired the shares of Jasham International Pty Limited and units in the Jasham International unit trust, a beauty and fragrance products distributor. Total consideration of $6.2 million included an earn-out component of 1.36 to 1.7 times the EBITDA for the 12 months after completion of the transaction and 0.25 times the EBITDA for months 7 to 19 after completion. The additional payment is to be settled by way of cash and the issue of shares at Healthzone’s election in or around July 2009 and January 2010.

The Group was successful in raising a further $6,000,000 from the issue of 10,000,000 shares at 60 cents per share during the year.

Other than as noted above, there were no significant changes in the state of affairs during the year.

After Balance Date Events

Other than as disclosed in this report, no matters or circumstances have arisen since 30 June 2008 that have significantly affected, or may significantly affect the Group’s operations in future financial years, the results of those operations in future financial years, or the Group’s state of affairs in future financial years.

Future Developments

Other than as disclosed, the Directors are of the opinion that further or specific information as to likely developments in the operations of the group or the expected results of those operations is likely to result in unreasonable prejudice to the group in future years and has not been included in this Report.

Environmental Regulation

The group is not subject to significant environmental regulation.

Qualifications, Experience and Responsibilities of Directors

Peter Roach MAICD Executive Chairman

Peter has more than 20 years experience in the Australian health food industry. As former Chairman and Marketing Director of Go Vita Distributors Pty Limited, Peter administered a national health food distribution and retail operation that today successfully operates with more than 100 retail stores. As former Managing Director of DVC Discount Vitamin Centres, Peter developed a retail chain of health food stores in Sydney and Melbourne with more than 70,000 loyalty club members. Peter is Co-Chairman of Healthzone’s Retail Committee.

Current and Former Directorships in Last 3 Years

Nil.

Terry Cuthbertson, B.Bus CA

Non-Executive Director and Audit Committee Chairman

Terry Cuthbertson has advised several businesses and government organisations in relation to mergers, acquisitions and financing and has a network of contacts in China, including businesses in China in the health, food and retail sectors.

Terry is Chairman of Austpac Resources N.L., Montec International Limited, My Net Fone Limited, S2 Net Limited and Mint Wireless Limited. Terry was a Partner of KPMG Corporate Finance and NSW Partner in Charge of Mergers and Acquisitions, where he coordinated government privatisations, mergers, divestitures and public offerings on the ASX for the New South Wales practice. Terry is former Group Finance Director of Tech Pacific Holdings Limited, which was one of the largest information technology distributors in Asia with annual turnover in 1999 of approximately $2 billion and is a former Director of Tech Pacific Limited’s businesses in Hong Kong, Singapore, India, Philippines, Indonesia and Thailand.

Terry is a Chartered Accountant and holds a Bachelor of Business Degree.

Current and Former Directorships in Last 3 Years

Nil.

Robert Dulhunty,

B.Com LLB (Hons) CA MBA MAICD

Non Executive Director Robert has been a consultant to Healthzone since 2006 in relation to its capital raising and business acquisition activities. He is a member of Healthzone’s Business Development Committee and his responsibilities include business acquisitions, funding and strategic planning. Robert is a director of Development Capital Corporation Pty Limited, lectures in corporate finance at the University of Technology Sydney Masters of Finance Program and has more than 15 years experience in corporate finance, funds management and accounting. Robert is a Solicitor of the Supreme Court of New South Wales, a Chartered Accountant, a member of the Australian Institute of Company Directors, holds a Bachelor of Laws Degree, a Bachelor of Commerce Degree and a Masters Degree in Business Administration.

Current and Former Directorships in Last 3 Years

Nil.

Michael Ge Wu, B.Com M.Com MAICD

Executive Director

Michael has successfully implemented the Company’s export, logistics and business development initiatives, Michael has also been responsible for product development, contract manufacturing, registration and compliance of the Company’s products. In doing so, Michael has administered research and development acticvitites, development of new products and has actively been involved in planning and execution of Healthzone’s business acquisition activities.

Michael holds a Master of Commerce Degree, a Bachelor of Commerce Degree and is a member of the Australian Institute of Company Directors.

Current and Former Directorships in Last 3 Years

Nil.

Qualifications, Experience and Responsibilities of Company Secretary

Guy Robertson, B.Com (Hons) CA MAICD

Guy was appointed Company secretary on 4 September 2006.

Guy has more than 25 years of international experience in finance and as a senior executive.

Guy is a Chartered Accountant, holds a Bachelor of Commerce Degree with Honours and is a Member of the Australian Institute of Company Directors.

DIRECTORS’ INTERESTS

Directors’ total direct and indirect interests in Shares and Options of the Company are as follows:

	Number of Shares	Number of Options*
Peter Roach	—	470,000
Terry Cuthbertson	50,000	—
Michael Ge Wu	9,541,825	—
Robert Dulhunty	435,515	—

*Each option entitles the holder to acquire shares in the Company for an exercise price of $0.50 per share by or before 30 September 2008.

MEETINGS OF DIRECTORS

There were 9 meetings of the Board during the year ended 30 June 2008.

Tabled below is information about the date of appointment of Directors who served during the year, the number of Board meetings each was eligible to attend and the number of meetings attended by each Director.

				Audit and
		Directors		Remuneration Committee
	Date of	Meetings	Meetings	Meetings	Meetings
	Appointment	Eligible	Attended	Eligible	Attended
Terry Cuthbertson	6 September 2006	9	7	2	2
Robert Dulhunty	4 May 2007	9	9	—	—
Peter Roach	4 May 2007	9	9	2	2
Michael Ge Wu	8 March 2006	9	9	2	2

REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A  Principles Used to Determine the Nature and Amount of Remuneration

B  Details of Remuneration

C  Service Agreements

D  Share Based Compensation

E  Additional Information (Unaudited)

Information provided under headings A to D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001, which have not been audited.

A.  Principles Used to Determine the Nature and Amount of Remuneration (Audited)

Non Executive Directors Fees and payments to Non Executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non Executive Directors’ fees and payments are reviewed annually by the Board based on comparative roles in the external market.

Non Executive Directors’ fees are determined within an aggregate pool limit, which will be periodically submitted for approval by shareholders. The pool limit currently stands at $300,000.

Retirement Allowances for Directors

There are no retirement allowances for directors, other than payment of statutory superannuation.

Executives Including Executive Directors The objective of the Group’s executive reward framework is to ensure that reward for performance is competitive within the industry sector and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms to market standards. The Board administers the executive remuneration system with the following key governance criteria for:

• Competitive within the Company’s sector and appropriate to attract and retain high calibre executives;

• Reasonable with respect to the financial status of the Company, and considered acceptable to shareholders;

• Providing appropriate recognition of capabilities and experience, balanced against reward for contribution and achievements; and

• Providing a clear and transparent structure for earning of rewards.

The framework provides a mix of fixed and variable pay.

Executive Pay

The executive pay and reward framework has two components:

• Base pay and benefits (fixed); and

• Short term performance incentives(variable; paid as a bonus which may be cash or shares)

The combination of these components comprises the executive’s total remuneration.

Base Pay

Base pay is structured as a remuneration package which may be provided by way of cash and prescribed benefits, including superannuation. Base pay for seniorexecutives will be reviewed periodically by the Audit and Remuneration Committee to recommend remuneration that is consistent with market practices.

Benefits

The company provides motor vehicle benefits to two Executive Australian employees and statutory superannuation as required to all employees.

Retirement Benefits

There are no retirement benefits other than statutory superannuation.

Healthzone Limited Option Plan Information on the Healthzone Limited Option Plan is set out in Note 1(u) to the Financial Report.

B.  Details of Remuneration (Audited)

Amounts of Remuneration

Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Healthzone Limited and the Healthzone Limited Group for the financial years ended 30 June 2008 and 30 June 2007 are set out in the following table

Remuneration of Directors and Key Management Personnel

				Post	Share
				Employment	Based
Year Ended 30 June 2008	Short Term Benefits			Benefits	Payment*
		Non-
	Cash Salary	Cash	Monetary	Super-
Name	and Fees	Bonus	Benefits	annuation		Total
	$	$	$	$	$	$
Non Executive Directors
Terry Cuthbertson	40,000	—	—	3,600	—	43,600
Robert Dulhunty	4,587	—	—	413	—	5,000
Sub-Total Non Executive Directors	44,587	—	—	4,013	—	48,600
Executive Directors
Michael Ge Wu	41,818	—	1,562	—	—	43,380
Peter Roach	96,031	—	—	8,643	—	104,674
Sub-Total Executive Directors	137,849	—	1,562	8,643	—	148,054

				Post	Share
				Employment	Based
Year Ended 30 June 2008	Short Term Benefits			Benefits	Payment*
			Non-
	Cash Salary	Cash	Monetary	Super-
Name	and Fees	Bonus	Benefits	annuation		Total
	$	$	$	$	$	$
Other Key Management
Personnel
Michael Barwick	143,817	—	3,750	12,842	—	160,409
Paul Curlisa	144,400	—	3,814	12,905	—	161,119
Guy Robertson	73,920	—	—	—	—	73,920
Sub-Total Other Key Management
Personnel	362,137	—	7,564	25,747	—	395,448
Total	544,573	—	9,126	38,403	—	592,102

				Post	Share
				Employment	Based
Year Ended 30 June 2007	Short Term Benefits			Benefits	Payment*
			Non-
	Cash Salary		Monetary	Super-	Share
Name	and Fees	Cash Bonus	Benefits	annuation	Options	Total
	$	$	$	$	$	$
Non Executive Directors
Terry Cuthbertson	33,333	—	—	3,000	—	36,333
Robert Dulhunty	5,119	—	—	461	—	5,580
Peter Roach	—	—	—	—	—	—
Sub-Total Non Executive Directors	38,452	—	—	3,461	—	41,913
Executive Directors
Michael Ge Wu	60,000	—	—	—	—	60,000
David Stephens	123,197	—	—	—	—	123,197
Sub-Total Executive Directors	183,197	—	—	—	—	183,197
Other Key Management
Personnel
Sandra Norris	89,479	—	5,476	7,333		102,288
Guy Robertson	89,590	—	—	—	—	89,590
Subtotal Other Key Management
Personnel	179,069	—	5,476	7,333	—	191,878
Total	400,718	—	5,476	10,794	—	416,988

* Refer to part D of this report for details regarding options issued at nil value.

C.  Service Agreements (Audited)

Remuneration and other terms of employment for the Directors and other key management personnel are formalised in service agreements. The major provisions of agreements relating to remuneration are set out below. Contracts with executives may be terminated by the executive and by the Group subject to notice periods and termination payments as detailed below.

Michael Ge Wu — Director
• Appointed 8 March 2006. Agreement commenced 4 September 2006.
• Director’s fees for the financial year ended 30 June 2008 of $60,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to four months’ base salary and benefits.

Terry Cuthbertson — Director
• Agreement commencing 6 September 2006.
• Base salary package inclusive of superannuation, for the financial year ending 30 June 2008 of $43,600 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Peter Roach — Director and Executive Chairman
• Agreement commencing 4 May 2007, and amended 1 January 2008
• Base remuneration, inclusive of superannuation, of $100,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Robert Dulhunty — Director
• Agreement commencing - 4 May 2007.
• Base remuneration of $35,000 per annum, to be reviewed annually by the Audit and Remuneration Committee. Robert Dulhunty is also a director of Development Capital Corporation Pty Limited that receives consulting fees — see Note 26 Related Party Transactions.

Payment of a termination benefit on early termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Michael Barwick — Managing Director Health Minders Pty Limited
• Agreement commencing — 1 March 2008.
• Base salary, inclusive of superannuation of $185,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Paul Curlisa — Chief Financial Officer Health Minders Pty Limited
• Agreement commencing — 1 March 2008.
• Base salary, inclusive of superannuation of $177,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to one month’s base salary and benefits.

Guy Robertson — Company Secretary
• Agreement commencing —4 September 2006.
• Base consulting for the financial year ended 30 June 2008 of $60,000 per annum, to be reviewed annually by the Audit and Remuneration Committee.
• Payment of a termination benefit on termination by the Group, other than for gross misconduct, equal to three months’ fees.

D.  Share — Based Compensation (audited)

The Healthzone Limited Option Plan is open to selected persons at the discretion of the Directors. The overall philosophy of the Option Plan is to attract, retain and motivate key personnel. It is designed to generate longer term incentives linked to the performance of the Group.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights.

Shares under option

Unissued ordinary shares of Healthzone Limited under option at the date of this report are as follows:

	Date		Issue	Exercise	Number
	Options	Expiry	Price of	Price of	Under	Date
	Granted	Date	Options	Options	Option	Exercisable
Peter Roach*	11/6/08	30/9/2008	Nil	$0.50	370,000	Vested
Peter Roach	27/6/07	30/9/2008	Nil	$0.50	100,000	Vested

*     Options transferred from Michael Wu for no consideration.

No option holder has any right under the options to participate in any other share issue of the Company.

The current options were issued for no consideration. All options currently on issue have vested.

The exercise price for all outstanding options is set at $0.50. Prior to listing on the Australian Securities Exchange the market value of a share was determined by the Directors’ valuation. Accordingly the options on issue were determined to have no value at the date of granting the options. Options currently on issue are set to expire on 30 September 2008. No options were exercised during the financial year ended 30 June 2008. It is expected that the existing options granted will be held until exercised.

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount isincluded in the remuneration tables above. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

E.  Additional Information (Unaudited)

The overall level of executive reward will take into account the performance of the Group over a number of years, with greater emphasis given to the most recent year.

Amounts owing to and from director related entities are described in note 26.

There are no other loans with Directors or executives.

Insurance of Officers

The company’s Directors and Officers insurance policy was renewed on 31 March 2008. The Company paid a premium of $ 20,400 on 26 June 2008.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on Behalf of the Company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Refer to Note 23 for other contingencies.

Non-Audit Services

The Group may engage the audit firm on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit and Remuneration Committee, is satisfied that the provision of the non-audit services is compatible with thegeneral standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

— all non audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor; and

— none of the services undermine the general principles relating to auditor independence as set out in APES110 Code of Ethics for Professional Accountants.

REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2008	2007
	$	$
Assurance Services
1. Audit Services
Fees paid to the auditor of the parent company:
Audit and review of financial reports	95,405	75,000
Total remuneration for audit services	95,405	75,000
2. Other Assurance Services
Fees paid to the auditor of the parent company:
Services provided as investigating accountants in initial public offering and agreed upon procedures on business acquisitions	333,538	135,562
Total remuneration for other assurance services	333,538	135,562
Total remuneration for assurance services	428,943	210,562
Taxation Services
Fees paid to the auditor of the parent company:
Tax compliance services, including review of Company income tax returns, international tax consulting and tax advice on mergers and acquisitions	15,553	35,620
Total remuneration for taxation services	15,553	35,620

Auditors’ Independence Declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 15.

Auditor

PKF Chartered Accountants and Business Advisors continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of the directors.

Peter Roach	Terry Cuthbertson
Chairman	Director

Sydney 29th day of September 2008

Auditors’ Independence Declaration

As lead auditor for the audit of Healthzone Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Healthzone Limited and the entities it controlled during the year.

PKF

Grant Saxon
Partner

Sydney, 29 September 2008

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

PKF East Coast Practice is a member of PKF Australia Limited a national association of independent chartered accounting and consulting firms each trading as PKF. The East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice is also a member of PKF International, an association of legally independent chartered accounting and consulting firms

Liability limited by a scheme approved under Professional Standards Legislation

CORPORATE GOVERNANCE STATEMENT

Healthzone Limited (the Company) and its board of Directors (‘Board’) are committed to achieving and maintaining best practice in corporate governance, consistent with our sector of operations and the size and maturity of the Company. The listing rules of the Australian Securities Exchange (ASX) require listed companies to provide a statement in their annual report disclosing the extent to which they have followed the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations (“ASX Principles”). The following discloses the extent to which the Company has followed the ASX Principles during the reporting period. The Company and its controlled entities together are referred to as the Group in this statement.

The Board of Healthzone adopted a general Corporate Governance Policy in November 2006, subsequent to its listing on the Australian Securities Exchange on 8 November 2006. The Group adopted a broad Corporate Governance Framework as well as more detailed policies in a number of areas, including the Company’s:

• Board Charter;
• Audit and Remuneration Committee Charter;
• Continuous Disclosure and Shareholder Reporting Policies; and
• Share Trading Policies

More recently, the Group has developed a broad risk management framework which is supported by detailed internal policies and procedures.

Set out below are the corporate governance policies and procedures adopted by the Board of the Company. At regular intervals the Board will review the policies and procedures adopted, as it is expected that requirements will change as the Group develops and grows in complexity. The policies in place are described under the headings of the ten ASX Principles. The Board plans to adopt the second edition of ASX Principles and Recommendations from 1 July 2008.

Principle 1

Lay Solid Foundations for Management and Oversight

Role of the Board

The Board has the primary responsibility for guiding and monitoring the business and affairs of the Company, including compliance with the Company’s corporate governance objectives. The Board is responsible for the oversight and performance of the Company.

The Board has delegated the day to day management of the Companyto a number of focused committees (Audit and Remuneration, Retail, Business Acquisitions) who, in turn, may delegate to senior management of the Company.

The Board’s role is set out in the Board charter which establishes the relationship between the Board and management and describes their respective functions and responsibilities.

The Board is responsible for the oversight and performance of the Group, including matters such as:

• Overall corporate governance;
• Formulating, approving and monitoring corporate objectives with a view to maximising shareholder value;
• Selecting, appointing and reviewing key consultants and executives;
• Identifying management and business risks;
• Monitoring systems of internal control and compliance;
• Evaluating, approving and monitoring the strategic and financial plans and performance objectives for the Group;
• Evaluating, approving and monitoring the annual budgets and business plans;
• Evaluating, approving and monitoring major capital expenditure, capital management and all major corporate transactions including the issue of any securities of the Group;
• Monitoring and approving all financial reports and all other reporting and external communications by the Group;
• Evaluation of Board and individual director performance;
• Appointing, removing and managing the performance of, and the succession planning for, senior executives of the Group;
• Overseeing and ratifying the terms of appointment and, where appropriate, removal, of senior executives, including their remuneration;

• Reporting to shareholders on the Group’s strategic direction and performance;
• Monitoring the Group’s performance in relation to best practice principles of corporate governance; and
• Approving and monitoring the Group’s risk management strategy and internal controls and accountability systems and their effectiveness.

Role of Management

The Board has delegated the day to day management of the Group to the committees outlined above who, in turn, may delegate responsibilities to senior management. The delegations to committees each lead by a committee chairman include:

• Developing business plans, budgets and Group strategies for consideration by the Board and, to the extent approved by the Board, implementing those plans, budgets and strategies;
• Operating the business of the Group within the parameters determined by the Board and keeping the Board promptly informed of all developments material to the Group and its business;
• Identifying and managing operational risks and formulating strategies for managing those risks for consideration by the Board; and
• Managing the Group’s financial and other reporting mechanisms and control and monitoring systems to ensure reporting of relevant material information on a timely and effective basis.

Letters of Appointment

All directors of the Company have been provided with letters of appointment consistent with ASX Guidelines. All executives of the Group are employed under contracts which outline their duties, rights and responsibilities, and entitlements on termination.

Principle 2

Structure the Board to Add Value

Board Composition

The Board has four directors, of whom two are non-executive directors and two are executive directors.

The names, date of first appointment and status of the Company’s directors are set out below. More details on the background qualifications and particular skills of these directors are provided in Qualifications, Experience and Responsibilities of Directors.

Name	Appointed	Executive	Non-Executive	Independent	Term of Appointment
Peter Roach	4 May 2007	Yes	No	No	Eligible for re-election 2011
Robert Dulhunty	4 May 2007	No	Yes	No	Eligible for re-election in 2011
Terry Cuthbertson	6 September 2006	No	Yes	Yes	Eligible for re-election in 2009
Michael Ge Wu	8 March 2006	Yes	No	No	Eligible for re-election 2008

Director Independence

Directors are expected to bring independent views and judgment to the Board’s deliberations. The Board has reviewed the position and associations of each of the four directors in office and has determined that one of the directors is independent. In making this determination the Board has had regard to the independence criteria in ASX Principle 2 and other facts, information and circumstances that the Board considers relevant. The Board assesses the independence of new directors upon appointment and reviews their independence, and the independence of the other directors, as appropriate.

The directors who do not meet the independence criteria are Mr Michael Ge Wu who is a substantial shareholder in the Group, Mr Robert Dulhunty who is a director of Development Capital Corporation Pty Limited (DCC), a company which has a mandate to identify and execute the acquisition of businesses and receives fees based on the consideration paid for the acquisition of businesses and Mr Peter Roach who is a director of Wild Food Natural Health Market Pty Limited, in which the Group holds shares and options. Peter Roach is also a director of CenturCorp Retail Pty Limited which purchased goods from Healthzone Limited on commercial terms during the year.

Meetings of the Board

The Board meets formally on a monthly basis and on other occasions, as required. On the invitation of the Board, members of senior management attend and make presentations at Board meetings.

Retirement and Re-Election

The constitution of the Company requires at least one director to retire from office at each Annual General Meeting. Directors who have been appointed by the Board are required to retire from office at the next Annual General Meeting and are not taken into account in determining the number of directors to retire at that annual general meeting. Directors cannot hold office for a period in excess of three years (or later than the third annual general meeting following their appointment) without submitting themselves for re-election.

Retiring directors may be eligible for re-election by shareholders. The Nomination and Remuneration Committee (see below) is responsible for assessment of the needs of the Board for best governance of the Group, and in determining whether retiring directors would appropriately fill these needs if re-elected.

Committees of the Board

Included in the committees outlined above is a standing Audit and Remuneration Committee which assists the Board in the discharge of its responsibilities.

This committee reviews matters on behalf of the Board and makes recommendations for consideration by the entire Board. The charters for this committee is set out in the Corporate Governance Policy noted above.

Audit and Remuneration Committee Membership of this committee is:

— Terry Cuthbertson (Chairman, non-executive)
— Peter Roach (executive)
— Michael Ge Wu (executive)

The primary purpose of the Audit and Remuneration Committee is to support and report to the Board in fulfilling its responsibilities to shareholders in relation to:

• identification and appointment of directors and executives;
• executive remuneration policy;
• the remuneration of executive directors;
• the Company’s recruitment, retention and termination policies and procedures;
• superannuation arrangements; and
• all bonus and equity-based plans.

The Audit and Remuneration Committee also monitors and reviews the effectiveness of the Company’s control environment in the areas of operational risk, financial reporting and legal and statutory compliance. The Committee advises and assists the Board to discharge its responsibility in exercising due care,diligence and skill in relation to:

• reporting of financial information to users of financial reports, in particular the quality and reliability of such information;
• assessing the consistency of disclosures in the financial statements with other disclosures made by the Group to the financial markets, governmental and other public bodies;

• review and application of accounting policies;
• financial management;
• review of internal and external audit reports to ensure that where weaknesses in controls or procedures have been identified, appropriate and prompt remedial action is taken by management;
• evaluation of the Group’s compliance and risk management structure and procedures, internal controls, corporate governance and ethical standards;
• review of business policies and practices;
• conduct of any investigation relating to financial matters, records or accounts, and to report those matters to the Board;
• protection of the Group’s assets; and
• compliance with applicable laws, regulations, standards and best practice guidelines.

PRINCIPLE 3

Promote Ethical and Responsible Decision-Making

The Company has adopted principles of appropriate conduct for employees and directors as part of its general Corporate Governance Policy. Through its oversight of Group activities, the Board ensures that best practice standards of ethics and integrity in all business dealings and operations are maintained, including the Company’s interactions with its shareholders, employees, business partners, customers, suppliers and the community.

Balance Sheets
As at 30 June 2008

		Consolidated		Parent
				Entity
		2008	2007	2008	2007
	Notes	$	$	$	$
ASSETS
Current Assets
Cash and cash equivalents	8	6,787,168	1,428,759	5,661,828	1,062,905
Trade and other receivables	9	17,925,993	3,847,381	16,557,036	2,100,085
Inventories	10	9,141,644	1,267,079	1,149,492	1,041,796
Total current assets		33,854,805	6,543,219	23,368,356	4,204,786
Non-current Assets
Other receivables	9	3,000,000	-	3,000,000	685,426
Investments accounted for using the equity method	11	616,341	-	616,341	-
Property, plant and equipment	12	517,709	297,432	271,733	267,514
Deferred tax assets	7(c),13	1,352,896	102,744	971,303	34,407
Intangible assets	14	21,956,183	3,604,764	4,056,363	3,300,946
Other financial assets	15	115,703	439,173	3,977,261	694,060
Total non-current assets		27,558,832	4,444,113	12,893,001	4,982,353
Total Assets		61,413,637	10,987,332	36,261,357	9,187,139
LIABILITIES
Current Liabilities
Trade and other payables	16	23,459,495	1,831,148	2,903,524	1,786,117
Borrowings	17	3,546,440	3,275,000	3,546,440	3,275,000
Current tax liabilities	7(d)	751,918	353,954	546,647	60,406
Provisions	18	827,685	24,534	31,450	23,442
Total current liabilities		28,585,538	5,484,636	7,028,061	5,144,965
Non-Current Liabilities
Trade and other payables	16	2,683,726	-	2,683,726	-
Borrowings	17	16,079,090	-	16,079,090	-
Deferred tax liabilities	7(c),19	87,120	75,000	33,750	45,000
Total non-current liabilities		18,849,936	75,000	18,796,566	45,000
Total Liabilities		47,435,474	5,559,636	25,824,627	5,189,965
Net Assets		13,978,163	5,427,696	10,436,730	3,997,174
EQUITY
Contributed equity	20	9,606,786	3,819,711	9,606,786	3,819,711
Reserves	21	(23,126)	(91,029)	(93)	-
Retained profits	21	4,394,503	1,699,014	830,037	177,463
Total equity		13,978,163	5,427,696	10,436,730	3,997,174

The above Balance Sheets should be read in conjunction with the accompanying Notes.

Balance Sheet

Healthzone Limited
Statements of Recognised Income and Expense
For the Year Ended 30 June 2008

		Consolidated		Parent
				Entity
		2008	2007	2008	2007
	Notes	$	$	$	$
Exchange differences on translation of foreign operations	21(a)	67,903	(91,029)	(93)	-
Net income/(expense) recognised directly in equity		67,903	(91,029)	-	-
Profit for the year		2,695,489	1,702,514	652,574	180,963
Total income and expense recognised for the year attributable
to members of Healthzone Limited		2,763,392	1,611,485	652,481	180,963

The above Statements of Recognised Income and Expense should be read in conjunction with the accompanying Notes.

Healthzone Limited
Income Statements
For the Year Ended 30 June 2008

		Consolidated		Parent
				Entity
		2008	2007	2008	2007
	Notes	$	$	$	$
Revenue from continuing operations	5	63,722,602	12,574,908	11,233,959	7,639,782
Raw materials and consumables used		(48,629,930)	(5,099,726)	(5,586,263)	(3,686,318)
Employee benefits expense		(5,682,421)	(1,796,899)	(1,940,021)	(1,090,579)
Depreciation and amortisation expense	6	(112,316)	(45,272)	(82,556)	(40,101)
Professional and consulting expenses		(341,420)	(626,463)	(283,242)	(565,645)
Operating lease rental expenses	6	(2,417,673)	(1,175,582)	(1,626,129)	(922,953)
Selling and marketing expenses		(11,059)	(538,678)	(339,363)	(312,872)
Travel expenses		(97,446)	(123,813)	(40,370)	(86,778)
Interest and bank charge expenses	6	(1,248,806)	(244,889)	(313,174)	(243,193)
Other expenses		(1,798,939)	(893,362)	(451,053)	(437,881)
Share of net profits of associates accounted for using the equity method		27,800	-	27,800	-
Profit before income tax		3,410,392	2,030,224	599,588	253,462
Income tax benefit/(expense)	7(a)	(714,903)	(327,710)	52,986	(72,499)
Profit attributable to members of Healthzone Limited		2,695,489	1,702,514	652,574	180,963
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	33	7.4 cents	6.3 cents
Diluted earnings per share	33	7.3 cents	6.2 cents

The above Income Statements should be read in conjunction with the accompanying Notes.

Healthzone Limited
Cash Flow Statements
For the Year Ended 30 June 2008

				Parent
		Consolidated		Entity
		2008	2007	2008	2007
	Notes	$	$	$	$
Cash Flows From Operating Activities
Receipts from customers and licensee (inclusive of goods and services tax)		69,266,633	9,569,390	12,027,806	5,994,821
Payments to suppliers and employees (inclusive of goods and services tax)		(62,293,762)	(9,652,499)	(9,786,202)	(6,050,282)
Interest received		83,844	82,233	76,733	80,232
Interest and finance charges paid		(1,117,989)	(244,889)	(292,014)	(243,193)
Net cash inflow/(outflow) from operating activities	32	5,938,726	(245,765)	2,026,323	(218,422)
Cash Flows from Investing Activities
Payments for property, plant and equipment		(288,395)	(109,843)	(86,101)	(102,615)
Payment for purchase of businesses		-	(4,780,142)	-	(4,331,283)
Payment for investment in wholly owned subsidiaries		(18,121,127)	-	(18,005,010)	(254,787)
Payment for investment in other related parties		(539,800)	(82,978)	(539,800)	(82,978)
Loans to related parties		(250,000)	-	(250,000)	-
Loans to wholly owned subsidiaries		-	-	2,519,215	(685,426)
Loans to other entities		(3,000,000)	-	(3,000,000)	-
Payment for development costs		(473,974)	-	(163,998)	-
Payments for rental deposits		-	(356,195)	-	(356,195)
Net cash outflow from investing activities		(22,673,296)	(5,329,158)	(19,525,694)	(5,813,284)
Cash Flows From Financing Activities
Proceeds from issues of shares		6,000,000	4,455,100	6,000,000	4,455,100
Share issue transaction costs		(212,925)	(635,489)	(212,925)	(635,489)
Proceeds from borrowing		17,787,471	3,515,000	17,860,782	3,515,000
Repayment of borrowing		(1,549,470)	(240,000)	(1,549,470)	(240,000)
Net cash inflow from financing activities		22,025,076	7,094,611	22,098,387	7,094,611
Net increase in cash and cash equivalents		5,290,506	1,519,688	4,599,016	1,062,905
Cash and cash equivalents at the beginning of the financial year		1,428,759	100	1,062,905	-
Effects of exchange rate changes on cash and cash equivalents		67,903	(91,029)	(93)	-
Cash and cash equivalents at the end of the financial year	8	6,787,168	1,428,759	5,661,828	1,062,905

The above Cash Flow Statements should be read in conjunction with the Company’s facilities and accompanying Notes, including note 32.

The Company has adopted a policy on share trading for employees and Directors or their related entities. Employees,executives and directors of the Company Group may not trade in the Company’s shares whilst in possession of inside information and outside of specified trading windows as determined by the Board.

PRINCIPLE 4

Safeguard Integrity in Financial Reporting Executive Declaration

Consistent with ASX Principle 4, the Group’s financial report preparation and approval process involves key executives providing a written statement to the Board that “to the best of their knowledge and belief, the Group’s financial report presents a true and fair view, in all material respects, of the Group’s financial condition and operating results and is in accordance with applicable accounting standards.”

Audit Committee, Governance and Independence

As outlined under Principle 2, the Board has established an Audit and Remuneration Committee, with a formal charter, to verify the integrity of the Company’s financial reporting. This committee is structured according to the guidelines set down in the ASX Principles, and reports to the Board. As part of the Group’s commitment to safeguarding integrity in financial reporting, the Group has implemented procedures and policies to monitor the independence and competence of the Group’s external auditors.

Appointment of Auditors

The Group’s current external auditors are PKF Chartered Accountants and Business Advisors. The effectiveness, performance and independence of the external auditors are reviewed by the Audit and Remuneration Committee. If it becomes necessary to replace the external auditors for performance or independence reasons, the audit committee will then formalise a procedure and policy for the selection and appointment of new auditors. It is a requirement, given that the Company is listed, that the audit engagement partners be rotated at least every five years.

Principle 5

Make Timely and Balanced Disclosure

The Board has established written Group policies on Continuous Disclosure (including requirements for approval for release of information by the Group), and on Shareholder Communications, to promote effective communication with its shareholders.

In addition to its disclosure obligations under the ASX Listing Rules, the Group communicates with its shareholders through a number of means including:

• annual and half-yearly reports, including material presented at the Annual General Meeting;

• quarterly shareholder updates released to the ASX, sent by email to shareholders and others who so request, and placed on the Group’s website; and

• media releases, public announcements and investor briefings.

Where feasible, material disclosed and authorised by the Board, is posted to the Group’s website.

PRINCIPLE 6

Respect the Rights of Shareholders

The Group has a positive and formal strategy to communicate with shareholders and actively promote shareholder involvement in the Group. This is outlined above. It aims to continue to increase and improve the information available to shareholders on its website. Company announcements, presentations and other significant briefings are posted on the Group’s website after release to the Australian Securities Exchange. Consistent with ASX Principle 6 and CLERP 9, the Group’s auditors attend, and are available to answer questions at, the Group’s Annual General Meetings.

The Group encourages shareholders to register for receipt of announcements and updates electronically. The Company is exploring means to provide remote access to meetings for those unable to attend in person.

PRINCIPLE 7

Recognise and Manage Risk

The Company is committed to the identification, monitoring and management of risks associated with its business activities and has established, as part of its management and reporting systems, a number of risk management controls. The Group has adopted a general Risk Management Statement addressing the profile of risk relevant to the Group given its operational context supported by a set of internal procedures. Approval of detailed procedures and monitoring of their implementation has been delegated to the Audit and Remuneration Committee of the Board.

In particular, the Group has approved delegations and limits for approval of expenditure and for incurring contractual obligations.The executive officers provide the Board with written statements that the integrity of the financial statements is founded on a sound system of risk management,compliance and control in accordance with Board policies.

The risk profile and risk management procedures of the Company are expected to change as the Company grows in size and complexity.

PRINCIPLE 8

Encourage Enhanced Performance

To support earnings per share growth, performance targets of key executives are set with reference to the Company’s profit objectives.

It is the Board’s objective to remunerate executives based on performance, which is measured against target objectives periodically.

PRINCIPLE 9

Remunerate Fairly and Responsibly

The Group’s remuneration policy and details of Director and executive remuneration are outlined in this report. The guiding principles of this policy are to balance operating efficiency with the need to retain sector leading personnel for enterprise growth.

As detailed under Principle 2, the Company has established an Audit and Remuneration Committee, with responsibility for reviewing executive remuneration and the Company’s remuneration policies in accordance with ASX guidelines.

PRINCIPLE 10

Recognise the Legitimate Interests of Stakeholders

The Board has established conduct guidelines for Directors and staff. The Company’s broad Corporate Governance Framework contains general principles for corporate conduct to ensure compliance with the Company’s obligations and to facilitate accountability to shareholders. Performance against these principles is monitored by the Board.

Healthzone Limited
Notes to the Financial Statements
30 June 2008

Content of the Notes to the Financial Statements

		Page

1	Summary of Significant Accounting Policies	256

2	Financial Risk Management	263

3	Critical Accounting Estimates and Judgements	267

4	Segment Information	268

5	Revenue	271

6	Expenses	271

7	Income Tax	271

8	Current Assets - Cash and Cash Equivalents	274

9	Current Assets - Trade and Other Receivables	274

10	Current Assets - Inventories	275

11	Non-Current Assets - Investments Accounted for Using the Equity Method	275

12	Non-Current Assets - Property, Plant and Equipment	276

13	Non-Current Assets - Deferred Tax Assets	277

14	Non-Current Assets - Intangible Assets	278

15	Non-Current Assets - Other Financial Assets	280

16	Trade and Other Payables	280

17	Borrowings	281

18	Current Liabilities - Provisions	282

19	Non-Current Liabilities - Deferred Tax Liabilities	282

20	Contributed Equity	283

21	Reserves and Retained Profits	284

22	Key Management Personnel Disclosures	284

23	Contingencies	286

24	Remuneration of Auditors	287

25	Commitments for Expenditure	287

26	Related Party Transactions	288

27	Business Combinations	290

28	Subsidiaries	292

29	Deed of Cross Guarantee	292

30	Investment in Associate	295

31	Events Occurring After the Balance Sheet Date	295

32	Reconciliation of Profit After Income Tax to Net Cash Inflow From Operating Activities	295

33	Earnings Per Share	286

34	Financial Instruments	286

35	Share Based Payments	287

Note 1 Summary of Significant Accounting Policies

The financial report of Healthzone Limited (the Company) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the Directors on 29 September 2008.

Healthzone Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and is the ultimate parent entity in the Group. The consolidated financial report of the company for the year ended 30 June 2008 comprises the company and its controlled entities (“the Group”).

The nature of operations and principal activities of the Group are described in the Directors’ Report.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Healthzone Limited as an individual entity and the consolidated entity consisting of Healthzone Limited and its subsidiaries.

(a)  Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report of Healthzone Limited complies with the International Financial Reporting Standards.

Historical Cost Convention These financial statements have been prepared under the historical cost convention.

Critical Accounting Estimates The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(b)  Principles of Consolidation

(i)      Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Healthzone Limited (“Company” or “parent entity”) as at 30 June 2008 and the results of all subsidiaries for the year then ended. Healthzone Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(i)).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated.

Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Healthzone Limited.

(ii)      Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of  the voting rights. Investments in associates are accounted for using the equity method of accounting. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer to Note 11).

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment.

Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)  Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d)  Foreign Currency Translation

(i) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Healthzone Limited’s functional and presentation currency.

(ii) Transactions and Balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii)  Group Companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

—  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

— income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

— all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to shareholders equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)  Revenue Recognition

Revenue from sale of goods is recognised upon the delivery of goods to customers.

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

All revenue is stated net of the amount of goods and services tax (GST).

Interest income is recognised when received.

Royalty and licence income is calculated based on the sales of goods and is recognised when goods are sold to customers.

Contribution revenue from licensees is recognised when the conditions of such contribution are met.

(f)  Government Grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g)  Income Tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation Healthzone Limited and its wholly-owned Australian controlled entities are part of a tax-consolidated group.

The parent entity, Healthzone Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Healthzone Limited recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group (refer Note 9).

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidation entities.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(i)   Business Combinations

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer Note 1(q)). If the cost of acquisition is less than the Group’s share of the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Other assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units).

(k)  Cash and Cash Equivalents

For cash flow statement presentation, purposes cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(l) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are due for settlement between 30 and 90 days from the date of recognition.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the income statement with other expenses.

(m) Inventories

Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual inventory items on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to make the sale.

(n)  Investments and Other Financial Assets

(i)  Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.

(ii)  Held-to-Maturity Investments Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

(iii)  Available for Sale Financial Assets

Available for sale financial assets, are non derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the reporting date.

Available for sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held to maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available for sale are recognised in equity in the available for sale investments revaluation reserve. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities. Investments are designated as available for sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm’s  length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available for sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(o)  Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p)  Property, Plant and Equipment

Plant and equipment is stated at historical cost and is depreciated over its useful life using the straight line method. Historical cost includes expenditure directly attributable to the acquisition of the items. The expected useful life for office furniture and store fixtures and fittings is 5 years, information technology is 5 years and motor vehicles is 5 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When re-valued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q)  Intangible Assets

Goodwill

Goodwill represents the excess of a cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment anually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment (Note 4).

(i) Product Development Costs Research expenditure is recognised as an expense as incurred. Costs on development projects (relating to design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overhead. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(ii) Software Development Costs Costs incurred in developing products or systems and costs incurred in acquiring software and licences that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems. Costs capitalised include external direct costs of materials and service, direct payroll related costs of employees’ time spent on the project.

(r)  Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition.

(s)  Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Employee Benefits

(i) Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave expected to be settled within12 months of the reporting date are recognised in provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date.

(iii)  Retirement Benefit Obligations The Group contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The Group’s legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)  Profit Sharing and Bonus Plans The Group recognises a liability and an expense for bonuses annually on assessment of employee performance. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(u)  Share-Based Payments

Share based compensation benefits are provided to personnel via the Healthzone Limited Option Plan.

The fair value at grant date is independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non market vesting conditions (for example, profitability and sales growth targets). Non market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(v)  Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

(w) Earnings Per Share

(i) Basic Earnings Per Share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings Per Share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(x)  GST

Revenues, expenses and assets are recognised net of the amount of GST,except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of anitem of expense.

Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the Cash Flow Statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(y)  New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2008 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

(i)     AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally forevaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8.Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage, it is not expected to affect and of the amounts recognised in the financial statements.

(ii)  Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments toAustralian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 and AASB 138 and Interpretations1 & 12]

The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and - when adopted - will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the Group as the Group already capitalises borrowing costs relating to qualifying assets.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

(iv) AASB 3 Business Combinations (Amended)

AASB 3 (revised) changes the way in which an entity will account for business combinations.

Adoption of the revised AASB 3 is likely to result in substantial changes in the way in which the entity accounts for business combinations. The entity has been unable to assess (as at authorisation of this financial report) the financial impact of this change on the entity’s financial report in the period of initial application.

(v)  AASB 127 Consolidated and Separate Financial Statements (Amended)

AASB 127 (revised) changes the way in which an entity will account for Consolidated and Separate Financial Statements.

Adoption of the revised AASB 127 is likely to result in changes in the way in which the entity accounts for changes in Consolidated and Separate Financial Statements. The entity has been unable to assess (as at authorisation of this financial report) the financial impact of this change on the entity’s financial report in the period of initial application.

Note 2 Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investment of excess liquidity, which are outlined below:

(a) Market Risk

(i) Foreign Exchange Risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Chinese Yuan Renminbi (RMB).

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group derives revenues and incurs expenses which are denominated in RMB. The Group monitors its exposure to foreign currency fluctuations periodically for assessment of natural hedge and hedge facility strategies to mitigate foreign exchange risk.

	2008	2007
	AUD	AUD
Financial assets:
Cash and cash equivalents	579,599	352,171
Trade and other receivables	1,405,717	2,398,114
Total	1,985,316	2,750,285
Financial liabilities:
Trade and other payables	113,527	409,871
Total	113,527	409,871

Group Sensitivity

Based on the financial instruments held at 30 June 2008, had the Australian dollar strengthened/ weakened by 5% against the RMB with all variables held constant, the Group’s post-tax profit and equity for the year would have been $65,513 higher / lower (2007: $82,229 higher / lower), mainly as a result of foreign exchange gains/losses on translation of RMB denominated financial instruments as detailed in the above table.

Parent Enitity Sensitivity

The parent entity’s foreign exchange risk is nil as the parent entity’s future commercial transactions recognised assets and liabilities, revenue and expenses are denominated in Australian dollars.

(ii) Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. During 2008 and 2007, the Group’s borrowings at variable rates were denominated in Australian Dollars.

A policy to maintain a percentage of borrowings in fixed rate instruments is currently under review.

As at the reporting date, the Group had the following variable rate borrowings:

	2008		2007
	Weighted		Weighted
	Average		Average
	Interest		Interest
	Rate	Balance	Rate	Balance
		$		$
Commercial bills	8.1%	8,111,250	6.7%	3,275,000
Trade instruments	9.9%	4,631,794	-	-

As at the reporting date, the parent entity had the following variable rate borrowings:

	2008		2007
	Weighted		Weighted
	Average		Average
	Interest		Interest
	Rate	Balance	Rate	Balance
		$		$
Commercial bills	8.1%	8,111,250	6.7%	3,275,000

The Group and parent entity analyses its interest rate exposure on a dynamic basis. Various scenarios (for liabilities that represent the major interest-bearing positions) are simulated taking into consideration refinancing, renewal of existing positions, alternative financing. Based on these scenarios, the Group and parent entity calculates the impact on profit and loss of a defined interest rate shift. The simulation is done a number of times a year to verify that the maximum loss potential is within the limit given by management.

The Group does not enter into to any interest rate swaps to hedge the fair value of the interest rate risk.

Group sensitivity

At the 30 June 2008, if interest rates had changed by -/+ 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year and equity would have been $44,601 lower/higher (2007: change of 50 basis points: $11,463 lower/higher).

Parent entity sensitivity

The parent entity’s main interest rate risk arises from commercial bills with variable interest rates. At 30 June 2008, if interest rates had changed by -/+ 50 basis points from the year-end rates with all other variables held constant, post-tax profit would have been $28,389 lower/higher (2007: change of 50 basis points: $11,463 lower/higher).

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

The Group has policies that limit the amount of credit exposure to any one entity. The compliance with credit limits by wholesale customers is regularly monitored by line management. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The average credit period on sale of goods and rendering services is 60 days. No interest is charged on overdue debtors. An allowance has been made for estimated irrecoverable trade receivable amounts arising from the past sale of goods determined by reference to past default experience.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external ratings (if available) or to historical information about counterparty default rates.

The maximum exposure to credit risk at the reporting date is the carrying amount of the financial asset as detailed below:

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Trade and other receivables
New customers	877,558	16,317	2,562,061	8,586
Existing customers with no defaults	14,415,761	3,782,115	13,866,437	2,065,744
Existing customer with some defaults, all recovered	2,632,674	48,949	128,538	25,757
Total trade and other receivables	17,925,993	3,847,381	16,557,036	2,100,086
Other cash at bank and short term deposits	6,787,168	1,428,759	5,661,828	1,062,905
Loans to other entities	3,000,000	-	3,000,000	-
Investments accounted for using the equity method	616,341	-	616,341	-
Other financial assets	115,703	439,173	3,977,261	694,060

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial asset and liabilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.

Financing Arrangements

The Group and the parent entity had access to the following undrawn facilities at the reporting date:

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Variable rate
Trade facilities	1,368,206	-	-	-

Maturities of Financial Liabilities

The tables below present the Group’s and the parent entity’s financial liabilities, into relevant maturity groups based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Carrying
			Total				Amount
	Less than	6 to 12	1 to 2	2 to 5	Over 5	Contractual	(assets)/
	6 Months	Months	Years	Years	Years	Cash Flows	Liabilities
	$	$	$	$	$	$	$
Group
30 June 2008
Amount	2,688,269	2,601,976	4,931,972	14,314,727	-	24,536,944	19,625,530
Group
30 June 2007
Amount	478,155	473,593	895,582	2,093,475	-	3,940,805	3,275,000
Parent
30 June 2008
Amount	2,688,269	2,601,976	4,931,972	14,314,727	-	24,536,944	19,625,530
Parent
30 June 2007
Amount	478,155	473,593	895,582	2,093,475	-	3,940,805	3,275,000

(d)  Fair Value Estimation

The fair value of financial assets and liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example investments in unlisted subsidiaries) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying value less impairment allowance of trade receivables and payables are assumed to approximate their fair values due to their short term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

NOTE 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

a)  Impairment of Intangible Assets

The Group tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in Note 1(j). The recoverable amounts of cash generating units have been determined based on value in use calculations.

Refer to Note 14 for details on intangible assets value-in-use calculations and management assessment of key assumptions.

b)  Impairment of Allowance of Trade and Other Receivables

The Group undertakes a detailed analysis of trade receivables on a monthly basis and writes off those debtors which it considers not recoverable and makes an impairment provision for those where recovery is considered doubtful.

c)  Export Marketing and Development Grants (EMDG) Recognition

The Group recognises in the Income Statement EMDG from the federal government at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The grants are recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

For the year ended 30 June 2008, the Group recognised gross EMDG revenue of $187,497 (2007 — $165,000). Were the actual outcome to differ by 10% from the management’s estimate, the profit before tax for the Group would be reduced by $18,750 and net profit after tax reduced by $13,125.

d)  Deferred Consideration of Health Minders & Jasham International

The Group recognised a component of the intangible assets (goodwill) and vendor payable based on an estimated EBITDA for both acquisition of Health Minders Pty Ltd and Jasham International Pty Ltd. For Health Minders Pty Ltd acquisition, the Group estimated $3.0 million EBITDA for the financial year ended 8 October 2008, resulting in goodwill balance at 30 June 2008 of $12.4 million. For the Jasham International Pty Ltd acquisition, the Group estimated EBITDA of $1.7 million for the 12 month period to 30 June 2009 and $1.7 million for the 12 monh period ending 31 December 2009 resulting in goodwill balance at 30 June 2008 of $3.7 million. An equivalent amount has been recorded as vendor payable in Trade and Other Payables.

e)  Income Taxes

The Group recognises deferred tax assets and liabilities for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

For the year ended 30 June 2008, the Group recognised in its profit and loss deferred tax assets of $1,352,896.

NOTE 4 SEGMENT INFORMATION

(a)  Primary Reporting - Business Segments

The primary segments within which the consolidated entities operate are (a) retailing of health and beauty products and (b) production and wholesale of health and beauty products. For primary reporting purposes the entity operates in the business segments described above.

			Intersegment
			Eliminations/
	Wholesale	Retail	Unallocated	Consolidated
2008	$	$	$	$
Revenue
Sales of goods	51,346,476	8,806,548	-	60,153,024
Intersegment sales	1,850,852	-	(1,850,852)	-
Total Sales Revenue	53,197,328	8,806,548	(1,850,852)	60,153,024
Other Revenue	2,168,435	1,401,143	-	3,569,578
Total Revenue	55,365,763	10,207,691	(1,850,852)	63,722,602
Results
Segment result	2,818,163	796,841	-	3,615,004
Unallocated revenue less unallocated expenses	-	-	(204,613)	(204,613)
Profit before income tax	2,818,163	796,841	(204,613)	3,410,391
Income tax expense				(714,903)
Profit for the year				2,695,488
Assets
Segment assets	55,658,176	4,848,812	-	60,506,988
Unallocated assets	-	-	906,649	906,649
Total Assets	55,658,176	4,848,812	906,649	61,413,637

	Wholesale	Retail	Unallocated	Consolidated
2008	$	$	$	$
Segment liabilities
Segment liabilities	32,658,072	929,055	-	33,587,127
Unallocated liabilities	-	-	13,848,347	13,848,347
Total Liabilities	32,658,072	929,055	13,848,347	47,435,474
Other Segment Information
Investment in associate (Note 11)	-	616,341	-	616,341
Share of net profits of associate	-	27,800	-	27,800
Acquisitions of property, plant and equipment, intangibles and
other non-current segment assets	279,029	56,834	-	335,863
Depreciation and amortisation expense	48,578	63,738	-	112,316
Cash flow information
Net cash inflow from operating activities	5,069,873	868,853	-	5,938,726
Net cash outflow from investing activities	(22,616,462)	(56,834)	-	(22,673,296)
Net cash inflow from financing activities	22,025,076	-	-	22,025,076

			Intersegment
			Eliminations/
	Wholesale	Retail	Unallocated	Consolidated
2007	$	$	$	$
Revenue
Sales of goods	6,096,117	5,610,721	-	11,706,838
Intersegment sales	23,146	-	(23,146)	-
Total Sales Revenue	6,119,263	5,610,721	(23,146)	11,706,838
Other Revenue	12,447	15,379	840,244	868,070
Total Revenue	6,131,710	5,626,100	817,098	12,574,908
Results
Segment result	1,776,763	27,686	-	1,804,449
Unallocated revenue less unallocated expenses	-	-	225,775	225,775
Profit before income tax	1,776,763	27,686	225,775	2,030,224
Income tax expense				(327,710)
Net profit for the year				1,702,514
Assets
Segment assets	4,381,803	4,186,266	-	8,568,069
Unallocated assets	-	-	2,419,263	2,419,263
Total Assets	4,381,803	4,186,266	2,419,263	10,987,332
Liabilities
Segment liabilities	2,188,799	1,224,084	-	3,412,883
Unallocated liabilities	-	-	2,146,753	2,146,753
Total Liabilities	2,188,799	1,224,084	2,146,753	5,559,636

			Intersegment
			Eliminations/
	Wholesale	Retail	Unallocated	Consolidated
2007	$	$	$	$
Other segment information
Investment in associate (Note 11)	-	-	-	-
Share of net profits of associate	-	-	-	-
Acquisitions of property, plant and equipment, intangibles and
other non-current segment assets	232,861	-	-	232,861
Depreciation and amortisation expense	9,889	35,383	-	45,272
Cash flow information
Net cash inflow from operating activities	(523,537)	277,772	-	(245,765)
Net cash outflow from investing activities	(2,071,842)	(3,257,316)	-	(5,329,158)
Net cash inflow from financing activities	3,819,611	3,275,000	-	7,094,611

(b)  Secondary Reporting - Geographical Segments

Segment revenues are allocated based on the country in which customers are located. Segment assets and capital expenditure are allocated based on where the assets are located.

						Acquisitions of
						Property,
						Plant and
						Equipment,
						Intangibles and
	Segment Revenue					Other Non-
	by Location of		Segment Assets by			Current
	Customer		Location of Assets			Segment Asset
	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$
Australia	60,140,278	7,113,522	60,151,572	9,311,528	23,101,904	4,012,585
China	4,254,675	5,278,267	2,168,714	3,089,939	12,815	17,861
Other	66,524	183,119	-	-	-	-
Total	64,461,477	12,574,908	62,320,286	12,401,467	23,114,719	4,030,446
Less Intersegment	(738,875)	-	(906,649)	(1,414,135)	-	-
Consolidated	63,722,602	12,574,908	61,413,637	10,987,332	23,114,719	4,030,446

NOTE 5 REVENUE

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Sales Revenue
Sales of goods to external customers	60,001,319	10,134,393	8,765,159	5,587,575
Sales of goods to wholly owned subsidiaries	-	-	31,318	23,146
Sales of goods to other related parties	151,705	1,572,445	-	219,785
Total Sales Revenue	60,153,024	11,706,838	8,796,477	5,830,506
Other Revenue
Royalty fees from wholly owned subsidiary	-	-	738,875	1,055,653
Licence revenue	1,567,044	508,011	1,567,044	508,011
Interest income	83,844	82,233	76,733	80,232
Other revenue	1,918,690	277,826	54,830	165,379
Total Other Revenue	3,569,578	868,070	2,437,482	1,809,276
Total Revenue	63,722,602	12,574,908	11,233,959	7,639,782

NOTE 6 EXPENSES

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Profit before income tax expense includes the following specific expenses:
Depreciation
Fittings & fixtures	48,648	28,705	45,791	26,904
Plant & office equipment	44,682	14,686	28,961	12,372
Information technology	9,661	1,881	7,804	825
Motor vehicles	9,325	-	-	-
Total depreciation	112,316	45,272	82,556	40,101
Rental expenses relating to operating leases	2,417,673	1,175,582	1,626,129	922,953
Interest and finance charge expenses	1,248,806	244,889	313,174	243,193
Foreign exchange (gains)/losses	(53,379)	36,256	-	(12,953)
Superannuation expense	426,995	157,295	138,575	85,223

NOTE 7 INCOME TAX

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(a) Income Tax Expense
Current tax	831,592	353,954	193,259	60,406
Deferred tax assets	314,962	(101,244)	54,109	(32,907)
Deferred tax liability	12,120	75,000	(15,302)	45,000
Adjustments for current tax of prior periods	(443,771)	-	(285,052)	-
	714,903	327,710	(52,986)	72,499
Income tax expense is attributable to:
Profit from continuing operations	714,903	327,710	(52,986)	72,499
Aggregate income tax expense	714,903	327,710	(52,986)	72,499

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(b) Numerical reconciliation of income tax expense to prima facie tax payable

The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:
Profit from continuing operations before income tax expense	3,410,392	2,030,224	599,588	253,462
Tax at the Australian tax rate of 30% (2007- 30%)	1,023,117	609,067	179,876	76,038
Difference in overseas tax rate	41,188	(276,219)	-	-
Correction to prior year income tax return	(443,771)	-	(285,052)
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:
Non-deductible expenses	94,369	383	52,190	347
Non-assessable unrealised exchange gain	-	(5,521)	-	(3,886)
Income tax expense/(benefit)	714,903	327,710	(52,986)	72,499

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(c) Temporary Differences
Temporary differences relating to expenses not immediately deductible for tax purposes:
— employee provisions	800,748	24,534	31,450	23,442
— other provisions	184,364	-	-	-
— legal fees and other	753,739	6,136	571,635	6,136
— accrued expenses	182,888	87,069	46,675	85,112
Total accrued expenses	1,921,739	117,739	649,760	114,690
Deferred tax assets relating to the above temporary differences at 30%	576,521	35,322	194,928	34,407
— royalty paid	-	115,527	-	-
Deferred tax assets relating to the above temporary differences at 15%
	-	17,329	-	-
Deferred tax assets relating to tax losses	776,375	50,093	776,375	-
Total deferred tax assets	1,352,896	102,744	971,303	34,407
Temporary differences relating to income not immediately assessable for tax purposes:
— Accrued income	290,400	250,000	112,500	150,000
Deferred tax liability relating to the above temporary differences at 30%	87,120	75,000	33,750	45,000
(d) Current Tax Liabilities
Provisions for income tax	751,918	353,954	546,647	60,406

(e)  Tax Consolidation Legislation

Healthzone Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation from 1 July 2007. The accounting policy in relation to this legislation is set out in Note 1 (g).

On adoption of the tax consolidation legislation, the entities in the tax consolidation group entered into a tax sharing arrangement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Healthzone Limited.

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate Healthzone Limited for any current tax payable assumed and are compensated by Healthzone Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Healthzone Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

NOTE 8 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Cash at bank and on hand and operating lease deposits	6,787,168	1,428,759	5,661,828	1,062,905
Total	6,787,168	1,428,759	5,661,828	1,062,905

The Group’s and the Parent Entity’s exposure to interest rate risk and foreign currency is discussed in Note 2.

NOTE 9 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Current
Trade receivables	13,407,373	163,164	428,460	85,856
Receivables from subsidiaries in wholly owned group	-	-	14,161,673	912,752
Receivables from directors’ related parties	1,256,150	934,346	605,005	585,929
Receivables from other related parties	-	2,237,370	-	144,211
Government grant (EMDG) receivable	352,497	250,000	177,500	150,000
Other receivables and prepayments	2,909,973	262,501	1,184,398	221,338
Total	17,925,993	3,847,381	16,557,036	2,100,085
Non-Current
Loans to subsidiaries in wholly owned group	-	-	-	685,426
Loans to other parties	3,000,000	-	3,000,000	-
Total	3,000,000	-	3,000,000	685,426

(a)  Impaired Trade Receivables

As at 30 June 2008, current trade receivables of the Group with a nominal value of $117,364 (2007: $426) were impaired. The amount of the provision was $117,364 (2007: $426). The individually impaired receivables mainly relate to franchisees of Health Minders Pty Ltd, which have each suffered unexpectedly difficult economic situations. There were no impaired trade receivables for the parent company, Healthzone Limited, in 2008 or 2007.

The ageing of these receivables is as follows:

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
60 - 90 days	-	-	-	-
Over 90 days	117,364	426	-	-
Balance at the end of the year	117,364	426	-	-

Movement in the impairment of receivables are as follows:

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Balance at the beginning of the year	426	-	-	-
Allowance for impairment recognised during the year	261,090	426	-	-
Receivables written off during the year as uncollectable	(144,152)	-	-	-
Balance at the end of the year	117,364	426	-	-

(b)  Past Due But Not Impaired

As of 30 June 2008, consolidated trade receivables of $3.5 million (2007: $0.8 million) were past due but not impaired. The average credit period on sale of goods and rendering of services is 60 days. All trade receivables balances greater than 60 days is considered past due. These balances past due but not impaired relate to a number of independent customers for whom there is no recent history of default and there has been no significant change in the credit quality of these customers. The group has an established process of credit reference checking. The Group does not hold any collateral over these balances and no interest is charged on past due balances. The average age of these receivables is 98 days.

The ageing of these receivables past due but not impaired is as follows:

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
60 - 90 days	1,213,603	352,152	-	60,902
Over 90 days	2,385,270	466,283	376,808	265,891
	3,598,873	818,435	376,808	326,793

(c)  Foreign Exchange, Interest Rate Risk, and Credit Risk

Information about the Group’s and the parent entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in Note  2.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly the directors believe that there is no further allowance required in excess of the allowance for impairment of receivables at 30 June 2008.

(d)  Fair value

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

NOTE 10 CURRENT ASSETS — INVENTORIES

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Finished goods, at cost	9,141,644	1,267,079	1,149,492	1,041,796

Refer to Note 17 for details on inventory pledged as security against borrowings.

NOTE 11 NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
Shares in associate (Note 30)	616,341	-	616,341	-

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to Note 30).

NOTE 12 NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

		Plant
	Fixtures	& Office	Information	Motor
Consolidated	& Fittings	Equipment	Technology	Vehicles	Total
2008	$	$	$	$	$
Cost	251,041	337,070	29,916	55,842	673,869
Accumulated depreciation	(76,768)	(58,525)	(11,542)	(9,325)	(156,160)
Carrying amount	174,273	278,545	18,374	46,517	517,709
Movement
Carrying amount at 1 July 2007	196,822	86,791	13,819	-	297,432
Additions	27,578	238,227	14,216	13,072	293,093
Additions from business acquisitions	-	-	-	42,770	42,770
Disposals	(1,480)	(1,790)	-	-	(3,270)
Depreciation expense (Note 6)	(48,648)	(44,682)	(9,661)	(9,325)	(112,316)
Carrying amount at 30 June 2008	174,272	278,546	18,374	46,517	517,709

Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

		Plant
	Fixtures	& Office	Information
Consolidated	& Fittings	Equipment	Technology	Total
2007	$	$	$	$
Cost	225,527	101,477	15,700	342,704
Accumulated depreciation	(28,705)	(14,686)	(1,881)	(45,272)
Carrying amount	196,822	86,791	13,819	297,432
Movement
Carrying amount at 1 July 2006	-	-	-	-
Additions	34,757	59,965	15,121	109,843
Additions from business acquisitions	190,770	41,512	579	232,861
Depreciation expense (Note 6)	(28,705)	(14,686)	(1,881)	(45,272)
Carrying amount at 30 June 2007	196,822	86,791	13,819	297,432

Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

		Plant
	Fixtures	& Office	Information
Parent Entity	& Fittings	Equipment	Technology	Total
2008	$	$	$	$
Cost	236,291	132,798	24,626	393,715
Accumulated depreciation	(72,695)	(40,658)	(8,629)	(121,982)
Carrying amount	163,596	92,140	15,997	271,733
Movement
Carrying amount at 1 July 2007	181,646	76,297	9,571	267,514
Additions	27,741	45,988	14,230	87,959
Additions from business acquisitions	-	-	-	-
Disposals	-	(1,184)	-	(1,184)
Depreciation expense (Note 6)	(45,791)	(28,961)	(7,804)	(82,556)
Carrying amount at 30 June 2008	163,596	92,140	15,997	271,733

		Plant
	Fixtures	& Office	Information
Parent Entity	& Fittings	Equipment	Technology	Total
2007	$	$	$	$
Cost	208,550	88,669	10,396	307,615
Accumulated depreciation	(26,904)	(12,372)	(825)	(40,101)
Carrying amount at 30 June 2007	181,646	76,297	9,571	267,514
Movement
Carrying amount at 1 July 2006	-	-	-	-
Additions	34,757	58,041	9,817	102,615
Additions from business acquisitions	173,793	30,628	579	205,000
Depreciation expense (Note 6)	(26,904)	(12,372)	(825)	(40,101)
Carrying amount at 30 June 2007	181,646	76,297	9,571	267,514

Refer to Note 17 for details on property, plant and equipment pledged as security against borrowings.

NOTE 13 NON-CURRENT ASSETS - DEFERRED TAX ASSETS

			Parent
	Consolidated		Entity
	2008	2007	2008	2007
	$	$	$	$
The balance comprises temporary differences attributable to:
— Employee provisions	240,224	7,360	9,435	7,033
— Legal and other fees	226,122	17,329	-	-
— Royalties paid	-	50,223	776,375	-
— Accrued expenses	54,866	25,991	14,003	25,533
— Tax losses	776,375	-	171,491	-
— Other provisions	55,309	1,841	-	1,841
Closing balance	1,352,896	102,744	971,303	34,407
Movements
Opening balance	102,744	1,500	34,407	1,500
Deferred tax assets of Health Minders
Pty Limited on acquisition (refer note 27a)	1,565,114	-	1,565,114	-
Assumption of tax losses from consolidated entities	-	-	(574,109)	-
Credited to the income statement	(314,962)	101,244	(54,109)	32,907
Closing balance	1,352,896	102,744	971,303	34,407

The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.

NOTE 14 NON-CURRENT ASSETS - INTANGIBLE ASSETS

		Product	Information
Consolidated	Goodwill	Development	Technology	Total
	$	$	$	$
At 1 July 2006
Cost	3,604,764	-	-	3,604,764
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,604,764	-	-	3,604,764
Year ended 30 June 2007
Opening net book amount	-	-	-	-
Additions - acquisition	3,604,764	-	-	3,604,764
Impairment expense	-	-	-	-
Amortisation charge	-	-	-	-
Closing net book amount	3,604,764	-	-	3,604,764
At 30 June 2007
Cost	3,604,764	-	-	3,604,764
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,604,764	-	-	3,604,764
At 1 July 2007	-	-	-	-
Cost	3,604,764	-	-	3,604,764
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,604,764	-	-	3,604,764
Year ended 30 June 2008
Opening net book amount	3,604,764	-	-	3,604,764
Additions	17,877,446	412,215	61,758	18,351,419
Closing net book amount	21,482,210	412,215	61,758	21,956,183
At 30 June 2008
Cost	21,482,210	412,215	61,758	21,956,183
Accumulated amortisation and impairment	-	-	-	-
Net book amount	21,482,210	412,215	61,758	21,956,183

		Product	Information
Parent Entity	Goodwill	Development	Technology	Total
	$	$	$	$
At 1 July 2006
Cost	3,300,946	-	-	3,300,946
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,300,946	-	-	3,300,946
Year ended 30 June 2007
Opening net book amount	-	-		-
Additions	3,300,946	-	-	3,300,946
Impairment expense	-	-	-	-
Amortisation charge	-	-	-	-
Closing net book amount	3,300,946	-	-	3,300,946
At 30 June 2007
Cost	3,300,946	-	-	3,300,946
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,300,946	-	-	3,300,946
At 1 July 2007
Cost	3,300,946	-	-	3,300,946
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,300,946	-	-	3,300,946
Year ended 30 June 2008
Opening net book amount	3,300,946	-	-	3,300,946
Additions - acquisition	591,416	144,420	19,581	755,417
Closing net book amount	3,892,362	144,420	19,581	4,056,363
At 30 June 2008
Cost	3,892,362	144,420	19,581	4,056,363
Accumulated amortisation and impairment	-	-	-	-
Net book amount	3,892,362	144,420	19,581	4,056,363

(a)  Impairment Tests for Goodwill

Goodwill is allocated to cash-generating units (CGUs) which are based on the Group’s business segments. For impairment testing purposes, goodwill has been allocated to two business segments being Retail and Wholesale.

Goodwill by business segment is summarised below:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Carrying amount of goodwill:
— Retail	2,541,442	2,824,529	2,541,442	2,824,529
— Wholesale	18,940,768	780,235	1,350,920	476,417
	21,482,210	3,604,764	3,892,362	3,300,946

The recoverable amount of each cash-generating unit (CGU) is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections based on forecasts over a five year period.Healthzone Limited

(b)  Key Assumptions Used for the Value-in-Use Calculations

The key assumptions used in the value in use calculation for the cash-generating unit (CGU) are as follows: — Sales are expected to grow at a annual rate of 5%;

— Operating expenses are forecast to grow at 3%;

— A discount factor of 11.5% was applied in the calculations.

The Company believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit (CGU).

NOTE 15 NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Other (Unlisted) Investments
Investments in wholly owned subsidiaries — at cost (Note 28)	-	-	3,934,121	254,887
Investment in other related parties, at cost	-	82,978	-	82,978
Total other (unlisted) investments	-	82,978	3,934,121	337,865
Other Investments
Rental deposits	-	356,195	-	356,195
Other	115,703	-	43,140	-
Total other investments	115,703	356,195	43,140	356,195
Total Other Financial Assets	115,703	439,173	3,977,261	694,060

Unlisted investments are traded in inactive market. Their fair value is determined based on the present value of net cash inflows from expected future interest of dividends and subsequent disposal of the investments. The present value of net cash inflows is not discounted.

NOTE 16 TRADE AND OTHER PAYABLES

	Consolidated		Parent Entity
	2008	2007	2008	2007
Current	$	$	$	$
Unsecured Liabilities
Trade creditors	13,820,622	1,399,808	1,161,318	1,224,085
Other creditors and accrued expenses	5,007,079	318,942	252,363	202,587
Trade instruments	4,631,794	-	-	-
Payable to subsidiaries in wholly owned group	-	-	1,489,843	247,047
Payable to other related parties	-	50,000	-	50,000
Loan from directors	-	62,398	-	62,398
Total Current	23,459,495	1,831,148	2,903,524	1,786,117
Non-Current
Trade and other payables	2,683,726	-	2,683,726	-

The Group’s and the Parent Entity’s exposure to foreign exchange risk is discussed in Note 2. As at 30 June 2008, trade and other payables for the Group and Parent included $4,631,794 in respect of trade instruments by which the Group received cash in lieu of collections of trade receivables. The Group had a contingent liability for non-collection of receivables up to this amount.

NOTE 17 BORROWINGS

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Current
Secured Liabilities
Commercial bills	3,546,440	3,275,000	3,546,440	3,275,000
Non-Current
Secured Liabilities
Commercial bills	16,079,090	-	16,079,090	-

 (a)  Commercial Bills

The loan facilities are repayable in installments of approximately $880,000 per quarter with complete amortisation of all facilities by 30 June 2013. The interest rate on facilities of $11.5 million is fixed at 7.5% until October 2012 and the rate of interest on the balance of facilities is at a floating rate on 90 day bank bills and a facility fee based on the facility limit. The commercial bills are subject to certain financial covenants, none of which have been breached at 30 June 2008.

(b)  Security Disclosures

The borrowings of the Company are secured by a registered mortgage over the assets of Healthzone Limited, Bod International Pty

Limited, Health Minders Pty Limited, Health Minders International Pty Limited, Health Minders (WA) Pty Limited, Discount Vitamin Centres Pty Limited, Health Minders Milperra Pty Limited, Phytomedical Research Pty Limited, Super Boost Effervescent Pty Limited, Newco (Victoria) Pty Limited and Aurinda Natural Foods Pty Limited. Aurinda Natural Foods Pty Limited is a company related to Michael Ge Wu.

(c)  Risk Exposures

The Group’s and the Parent Entity’s exposure to interest rate risk is discussed in Note 2.

NOTE 18 CURRENT LIABILITIES — PROVISIONS

	Consolidated		Parent Entity
	2007	2008	2007	2008
	$	$	$	$
Provision for employee entitlements	827,685	24,534	31,450	23,442
Movements
Carrying amount at start of financial year	24,534	-	23,442	-
Amounts used during the year	(442,057)	-	(23,559)	-
Charged to the income statement	1,245,208	24,534	31,567	23,442
Carrying amount at the end of the year	827,685	24,534	31,450	23,442

NOTE 19 NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
The balance comprises temporary differences attributable to:
— Accrued income	87,120	75,000	33,750	45,000
Closing Balance	87,120	75,000	33,750	45,000
Movements
Opening balance	75,000	-	45,000	-
Charged to the income statement	12,120	75,000	(11,250)	45,000
Closing balance	87,120	75,000	33,750	45,000
Deferred tax liabilities to be settled within 12 months	87,120	75,000	33,750	45,000
Deferred tax liabilities to be settled after more than 12 months	-	-	-	-
Total	87,120	75,000	33,750	45,000

NOTE 20 CONTRIBUTED EQUITY

	Parent Entity		Parent Entity
	2008	2007	2008	2007
	Shares	Shares	$	$
Share capital
Fully paid ordinary shares	40,923,469	30,923,469	9,606,786	3,819,711
Movements
		Number
Date	Details	of Shares	Issue Price	$
Opening balance 1 July 2006	Shares on issue	100	$1.00	100
15 July 2006	Share issue	82	-	-
28 August 2006	Split of shares	18,106,940	-	-
6 September 2006	Share issue	650,000	38.46 cents	250,000
6 September 2006	Share issue	520,000	37.88 cents	197,000
6 September 2006	Share issue	1,546,173	0.01 cents	100
6 September 2006	Share issue	1,546,173	0.13 cents	2,000
6 September 2006	Share issue	244,000	0.16 cents	400
6 September 2006	Share issue	128,001	2.50 cents	3,200
6 September 2006	Share issue	130,000	1.08 cents	1,400
6 September 2006	Share issue	46,000	1.96 cents	900
6 September 2006	Share issue	6,000	1.67 cents	100
8 November 2006	Shares issued on listing	8,000,000	50.00 cents	4,000,000
8 November 2006	Share issue costs			(635,489)
Opening balance 1 July 2007		30,923,469		3,819,711
4 December 2007	Share issue	10,000,000	60.00 cents	6,000,000
4 December 2007	Share issue costs			(212,925)
Total movements		10,000,000		5,787,075
Closing balance 30 June 2008		40,923,469		9,606,786

On 15 July 2006 the Company issued 82 shares. On 28 August 2006, the Company split its 182 shares into 18,106,940 shares.

On 6 September the Company issued a total of 4,816,347 shares for consideration of $455,100. On 8 November 2006, the Company raised $4,000,000 through an initial public offering of 8,000,000 shares via the Australian Securities Exchange. On 4 December 2007, the Company raised $6,000,000 through the issue of 10,000,000 shares.

(a)  Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b)  Capital risk management

The Group and the parent entity’s objective when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell shares to reduce debt.

The Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as time-weighted net debt (total borrowing less cash and cash equivalents) divided by EBITDA (earnings before interest, tax, depreciation and amortiation). The Group’s strategy is to maintain weighted Debt/EBITDA at a less than 3.75 times. The weighted Debt/EBITDA ratio for the group was 2.3 times (2007: 1.4 times).

The increase/decrease in gearing ratio is due to acquisitions made in the current financial year.

NOTE 21 RESERVES AND RETAINED PROFITS

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(a) Foreign Currency Translation Reserve
Balance at the beginning of the financial year	(91,029)	-	-	-
Net exchange differences on translation of foreign controlled entity	67,903	(91,029)	(93)	-
Balance at the end of the financial year	(23,126)	(91,029)	(93)	-
(b) Retained Profits
Retained profits/(accumulated losses) at the beginning of the financial year	1,699,014	(3,500)	177,463	(3,500)
Profit for the financial year	2,695,489	1,702,514	652,574	180,963
Retained profits at the end of the financial year	4,394,503	1,699,014	830,037	177,463

(c)  Nature and Purpose of Reserves

Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(d)(iii). The reserve is recognised in profit and loss when the net investment is disposed of.

NOTE 22 KEY MANAGEMENT PERSONNEL DISCLOSURES

The following persons were directors of Healthzone Limited during the financial year.

(a)  Directors

Peter Roach (Chairman)	Executive
Terry Cuthbertson	Non-executive
Robert Dulhunty	Non-executive
Michael Ge Wu	Executive

(b)  Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
Michael Barwick	Managing Director	Health Minders Pty Limited
Paul Curlisa	Chief Financial Officer	Health Minders Pty Limited
Guy Robertson	Company Secretary	Healthzone Limited

(c)  Key Management Personnel Compensation

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Short term employee benefits	369,701	406,194	222,134	406,194
Post employment benefits	25,747	10,794	12,905	10,794
Total	395,448	416,988	235,039	416,988

The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors’ report.

(d)  Equity Instrument Disclosures Relating to Key Management Personnel

The Healthzone Option Plan is open to selected personel at the discretion of the directors. The overall philosophy of the plan is to attract, retain and motivate employees. It is designed to generate longer term incentives linked to the future of Healthzone Limited.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights. As at the date of this report, options over 500,000 shares have been granted and are outstanding, as outlined hereunder:

— Options are granted at an offer price determined by directors. The current options were issued before listing at no value. Prior to listing on the Australian Securities Exchange the market value of a share was determined by the director’s valuation. Accordingly these options have been determined to have no value prior to listing.

— The exercise price for all outstanding options is set at $0.50. Options currently on issue are set to expire 3 years from the vesting date or on the date the Option holder ceases to be an employee.

No shares were issued on the exercise of options under the Options Plan as at 30 June 2008.

i) Option Holdings

The numbers of options over ordinary shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group, including their personally related parties are set out below.

						Vested and
	Balance at		Exercised		Balance	Exercisable
	the Start of		During		at the End	at the End
Name	the Year	Granted	the Year	Transferred	of the Year	of the Year
2008
Directors of Healthzone Limited
Mr Peter Roach	100,000	-	-	370,000	470,000	470,000
Mr Michael Ge Wu	270,000	-	-	(270,000)	-	-
Total directors’ option holding	370,000	-	-	100,000	470,000	470,000
Other key management personnel of the Group
Ms Sandra Norris	100,000	-	-	(100,000)	-	-
Non - key management personnel of the Group
Other	30,000	-	-	-	30,000	30,000
2007
Directors of Healthzone Limited
Mr Peter Roach	-	-	-	100,000	100,000	100,000
Mr Michael Ge Wu	-	250,000	-	20,000	270,000	270,000
Mr David Stephens	-	250,000	-	(250,000)	-	-
Total directors’ option holding	-	500,000	-	(130,000)	370,000	370,000
Other key management personnel of the Group
Ms Sandra Norris	-	-	-	100,000	100,000	100,000
Non - key management personnel of the Group
Other	-	-	-	30,000	30,000	30,000

(ii) Share Holdings

The numbers of shares in the Company held during the financial year by each director of Healthzone Limited and other key management personnel of the Group, including their personally related parties, are set out below.

			Other
	Balance at		Changes	Balance at
	the Start of		During	the End of
Name	the Year	Purchased	the Year	the Year
2008
Directors of Healthzone Limited
Ordinary shares
Mr Terry Cuthbertson	50,000	-	-	50,000
Mr Robert Dulhunty	331,015	104,500	-	435,515
Mr Michael Ge Wu	9,541,825	-	-	9,541,825
Total directors’ share holdings	9,922,840	104,500	-	10,027,340
Other key management personnel of the Group
Ordinary shares
Mr Guy Robertson	30,000	-	-	30,000
Total key management personnel share holdings	30,000	-	-	30,000
2007
Directors of Healthzone Limited
Ordinary shares
Mr Terry Cuthbertson	-	50,000	-	50,000
Mr Robert Dulhunty	-	1,794,173	(1,463,158)	331,015
Mr Michael Ge Wu	100	-	9,541,725	9,541,825
Total directors’ share holdings	100	1,844,173	8,078,567	9,922,840
Other key management personnel of the Group
Ordinary shares
Mr Guy Robertson	-	30,000	-	30,000
Total key management personnel share holdings	-	30,000	-	30,000

(e)  Loans to Key Management Personnel

Refer to Note 26 Related Party Transactions for details of receivables from director related entities.

(f)  Other Transactions with Key Management Personnel

Refer to Note 26 Related Party Transactions for details on other transactions with key personnel.

NOTE 23 CONTINGENCIES

The Group had contingent liabilities at 30 June 2008 in respect of:

Claims

A former employee has notified the company of an intention to make claims in the vicinity of $650,000 for which the company has disclaimed liability.

Leases

The Group is the master franchisor of the Healthy Life retail franchise and holds head leases in relation to retail stores that are licensed to franchisee some premises. In accordance with the terms of those licences the franchisee is primarily responsible for lease liabilities and has provided guarantees to respective landlords in relation to those premises. In the event that a franchisee is unable to continue a retail lease the landlord is required under the Retail Lease Act to re-lease the premises. In such an event the franchisee is primarily liable for any lease shortfall amount. Contingent liabilities of the group in relation to these leases are $11.2 million.

The group occupies leased warehouses and retail premises in Australia with aggregate contingent liabilities for 5 years of up to $17.7 million.

NOTE 24 REMUNERATION OF AUDITORS

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:
Assurance Services
1. Audit Services
Fees paid to PKF East Coast Practice:
- Audit and review of financial reports	95,405	75,000	95,405	75,000
Total remuneration for audit services	95,405	75,000	95,405	75,000
2. Other Assurance Services
Fees paid to PKF East Coast Practice:
— Services provided as investigating accountants in initial public offering and agreed upon procedures on business acquisitions	333,538	135,562	333,538	135,562
Total remuneration for other assurance services	333,538	135,562	333,538	135,562
Total remuneration for assurance services	428,943	210,562	428,943	210,562
Taxation Services
Fees paid to PKF East Coast Practice:
— Tax compliance services, including review of Company income tax returns, international tax consulting and tax advice on mergers and acquisitions	15,553	35,620	15,553	35,620
Total remuneration for taxation services	15,553	35,620	15,553	35,620

NOTE 25 COMMITMENTS FOR EXPENDITURE

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Operating Leases — Property
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	5,931,049	1,263,090	1,276,100	1,263,090
Later than one year but not later than 5 years	11,452,433	3,239,094	2,829,706	3,239,094
Later than 5 years	340,202	410,222	269,496	410,222
Total Operating leases	17,723,684	4,912,406	4,375,302	4,912,406
Operating Leases - Equipment
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	208,282	-	92,423	-
Later than one year but not later than 5 years	401,280	-	258,484	-
Later than 5 years	-	-	-	-
Total Operating leases	609,562	-	350,907	-

(a)  Property commitments

The Group and parent company leases an office, warehouse and retail stores in Sydney and a retail store in Melbourne metrolpolitan area. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

(b)  Equipment commitments

The Group and parent company leases various plant and equipment.

NOTE 26 RELATED PARTY TRANSACTIONS

(a)  Parent Entities

The parent entity within the Group is Healthzone Limited which is the ultimate Australian parent entity, which at 30 June 2008 owns 100% of the units of the Jasham International Trust and 100% of the issued ordinary shares of Health Minders International Pty Limited, Bod International Pty Limited, NHB China Limited and Jasham International Pty Limited.

(b)  Subsidiaries

Interests in subsidiaries are set out in Note 28.

(c)  Key Management Personnel

Disclosures relating to key management personnel are set out in Note 22.

(d)  Transactions and balances with Wholly Owned Subsidiaries

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(i) Transactions with wholly owned subsidiaries
Sales of Goods and Services:
— Royalty fees charged by NHB China Limited on sales of products licensed by the Company	-	-	738,875	1,055,653
Purchase of Goods and Services:
— Purchase of goods from NHB Bod Pty Limited for sale in the retail stores	-	-	6,434	23,146
Other Transactions:
— Reimbursement to NHB China Limited for export marketing and development costs	-	-	240,000	260,000
— Advance of funds to NHB Bod Pty Limited	-	-	77,850	685,426
— Receipt of funds from NHB China Limited	-	-	1,819,400	-
— Funds provided to Health Minders International Pty Limited	-	-	10,860,661	-
— Funds provided to Jasham International Pty Limited	-	-	2,537,737	-
(ii) Balance outstanding with wholly owned subsidiaries
— Receivable from NHB China Limited	-	-	-	912,752
— Receivable from NHB Bod Pty Limited	-	-	763,275	685,426
— Payable to NHB China Limited	-	-	906,649	247,047
— Receivable from Health Minders International Pty Limited	-	-	10,860,661	-
— Receivable from Jasham International Pty Limited	-	-	2,537,737	-
— Payable to Health Minders International Pty Limited	-	-	583,194	-

No provision for doubtful debts has been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(e)  Transactions and Balances with Directors’ Related Parties

Transactions with directors’ related parties are on normal commercial terms no more favourable than those available to other parties unless otherwise stated.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
(i) Transactions and Balances with Directors’ Related Parties
Sale of Goods and Services
— Sales of goods to CenturCorp Retail Pty Limited, a company controlled by Mr Peter Roach	7,989	219,785	7,989	219,785
Purchase of Goods and Services
— Purchase of goods from Guangzhou Nilai Trade Co., Limited (GNL), a company related to Mr Michael Ge Wu, by NHB China Limited.
GNL was engaged by NHB China to facilitate clearance of the Company’s products into China.	15,671	1,071,646	-	-
— Payment of agency fees to GNL by NHB China Limited	136,359	121,960	-	-

 (e)  Transactions and Balances with Directors’ Related Parties (continued)

	Consolidated				Parent Entity
	2008		2007		2008		2007
	$		$		$		$
Other Transactions
— Payment to Development Capital Corporation Pty Limited (DCC), of which Mr Robert Dulhunty is a director. The company has an ongoing mandate to identify and execute business acquisitions		751,250		188,875		751,250		188,875
— Payment to DCC for consideration of issue of 1,790,173 ordinary shares on 6 September 2007		-		2,400		-		2,400
— Payment of cash consideration for purchase of the business assets from Aurinda Natural Foods Pty Limited, a company controlled by Mr Michael Ge Wu, a director of the Company		-		10,000		-		10,000
— Payment/(Repayment) of advanced funds made to Mr Michael Ge Wu by the Company		(62,398)		62,398		(62,398)		62,398
— Payment/(Repayment) to GNL by NHB China Limited for the purposes of meeting expenses to be incurred on behalf of the Company		(201,501)		348,417		-		-
— Payments to acquire a minority interest in Wild Food Natural Health Market Pty Limited (WF), a company controlled by Mr Peter Roach, a director of the Company.		539,800		82,978		539,800		82,978
— Payment of cash consideration for purchase of 3 retail stores from CenturCorp Retail on 31 January 2007 before Mr Roach became a director of the Company		-		1,649,545		-		1,649,545
(ii) Balance outstanding with directors related parties
— Receivable from GNL		338,895		344,166		338,895		344,166
— Advance payments to GNL		144,686		348,417		-		-
— Receivable from CenturCorp Retail		291,810		241,763		8,788		241,763
— Payable to DCC		-		50,000		-		50,000
— Payable to Mr Michael Ge Wu		-		62,398		-		62,398
— Receivable from WF		480,759		-		257,322		-

No provisions for doubtful debts have been raised in relation to any outstanding balances and no expense has been recognised in respect of doubtful debts due from director’s related parties.

NOTE 27 BUSINESS COMBINATIONS

a)  Summary of Acquisitions

The Group has acquired business assets as follows:

Health Minders Pty Limited

In October 2007 a subsidiary of the parent entity, Health Minders International Pty Limited, acquired 100% of the issued share capital of Health Minders Pty Limited, a distributor and franchisor of healthfoods and vitamins. The purchase was satisfied by a cash settlement of $9.35 million plus net assets with an additional earn-out component of 1.24 times the EBITDA of the Health Minders business for the twelve months after completion of the transaction.

The earn out component has been estimated at $3.7 million, and this amount has provisionally been included in intangible assets on acquisition and is included in payables.

The acquired business contributed revenues of $48,580,476 and net profit of $2,062,438 to the Group for the period from 7 October 2008 to 30 June 2008. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from 1 July 2007 together with the consequential tax effects.

The net identifiable assets acquired in the business combination, and the intangible assets arising, are as follows:

$

Cash and cash equivalents	1,845,362
Trade and other receivables	12,788,189
Inventories	4,085,077
Property, plant and equipment	42,770
Deferred tax asset	1,565,114
Net subsidiaries	189,959
Intangible assets	1,800,000
Trade and other payables	(22,321,362)
Net identifiable assets acquired at fair value	(4,891)

$

Purchase consideration	12,377,877
Net assets acquired	4,891
Intangible assets on consolidation	12,382,768

The intangible asset is attributable to Health Minders Pty Limited’s strong position and profitability in trading in the healthfood and vitamin distribution and national franchise of health food retail stores market and synergies expected to arise after the company’s acquisition of the new subsidiary. Any identifiable intangible assets will be assessed within 12 months of the acquisition date. Net cash outflow in relation to this business acquisition was $14,492,842 after payment of liabilities, transaction costs and the acquisition of $1,845,362 of cash.

The disclosure of information relating to the revenue and profit or loss as if the acquisition had been effected at the beginning of the period would be impracticable as this includes retail stores which were divested before acquisition.

Jasham International Pty Limited

In June 2008, the company acquired the shares of Jasham International Pty Limited and units of the Jasham International Unit Trust, a beauty and fragrance products distributor by way of loans. The effective consideration was $1 million plus $2.51 million for net current assets with an additional earn out component of 1.36 to 1.7 times the EBITDA for the 12 months after completion of the transaction and 0.25 times the EBITDA for months 7 to 19 after completion. The additional payment is to be settled by way of cash and the issue of shares at Healthzone’s election in or around July 2009 and January 2010.

The net identifiable assets acquired in the business combination are as follows:

$

Cash and cash equivalents	57,866
Trade and other receivables	276,976
Inventories	2,626,880
Trade and other payables	(442,507)
Net identifiable assets acquired (at fair value)	2,519,215
Purchase consideration	6,198,349
Less: net assets acquired	(2,519,215)
Intangible assets on consolidation	3,679,134

The intangible asset is attributable to Jasham’s profitability in trading in the beauty and fragrance sector and expected synergies. Any identifiable intangible assets will be assessed within 12 months of the acquisition date. Net cash outflow in relation to this business acquisition was $3,596,331 after payment of liabilities transaction costs and the acquisition of $57,866 of cash.

NOTE 28 SUBSIDIARIES

The consolidated financial statements incorporate the assets and liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1(b).

	Country of	Class of	Equity	Equity
Name of Entity	Incorporation	Shares	Holding	Holding
			2008	2007
			%	%
NHB China Limited	China	Ordinary	100	100
Bod International Pty Limited	Australia	Ordinary	100	100
Health Minders Pty Limited	Australia	Ordinary	100	-
Health Minders International Pty Limited	Australia	Ordinary	100	-
Health Minders (WA) Pty Limited	Australia	Ordinary	100	-
Healthy Life Pty Limited	Australia	Ordinary	100	-
Phytomedical Research Group Pty Limited	Australia	Ordinary	100	-
Super Boost Effervescent Vitamins Pty Limited	Australia	Ordinary	100	-
Health Minders Milperra Pty Limited	Australia	Ordinary	100	-
DVC Discount Vitamin Centres Pty Limited	Australia	Ordinary	100	-
Newco (Victoria) Pty Limited	Australia	Ordinary	100	-
Jasham International Pty Limited	Australia	Ordinary	100	-

Acquisition of subsidiaries

In October 2007 the parent entity, Healthzone Limited, established Health Minders International Pty Limited which in turn acquired 100% of Health Minders Pty Limited and its subsidiary companies. In June 2008, Healthzone Limited acquired 100% of the share capital of Jasham International Pty Limited, and the Jasham International Trust.

NOTE 29 DEED OF CROSS GUARANTEE

Healthzone Limited and Health Minders Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entity has been relieved from the requirement to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a)  Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Healthzone Limited, they also represent the ‘Extended Closed Group’.

Set out below is a consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group consisting of Healthzone Limited and Health Minders Pty Limited.

	2008	2007
	$	$
Income statement
Revenue from continuing operations	58,628,243	6,901,539
Other income	1,700,998	738,243
Raw materials and consumables used	(47,356,110)	(3,686,318)
Employee benefits expense	(5,305,438)	(1,090,579)
Depreciation and amortisation expense	(102,781)	(40,101)
Professional and consulting expenses	(250,458)	(569,420)
Operating lease rental expenses	(146,070)	(4,637)
Selling and marketing expenses	(30,753)	(319,977)
Travel expenses	(173,348)	(94,955)
Interest and bank charge expenses	(418,244)	(263,244)
Other expenses	(3,944,001)	(1,317,089)
Share of net profits of associates and joint venture partnership accounted for using the equity method	27,800	-
Profit before income tax	2,629,838	253,462
Income tax expense	(597,313)	(72,499)
Profit for the year	2,032,525	180,963

	2008	2007
	$	$
Summary of movements in consolidated retained profits
Retained profits at the beginning of the financial year	177,463	(3,500)
Profit for the year	2,032,525	180,963
Dividends provided for or paid	-	-
Retained profits at the end of the financial year	2,209,988	177,463

(b)  Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2008 of the Closed Group consisting of Healthzone Limited and Health Minders Pty Limited.

	2008	2007
	$	$
Current assets
Cash and cash equivalents	6,165,561	1,062,905
Trade and other receivables	28,742,079	2,100,085
Inventories	6,501,833	1,041,796
Total current assets	41,409,473	4,204,786
Non current assets
Receivables	3,000,000	685,426
Investments accounted for using the equity method	616,341	-
Other financial assets	3,939,105	694,060
Property, plant and equipment	486,598	267,514
Deferred tax assets	1,302,924	34,407
Intangible assets	5,553,943	3,300,946
Total non current assets	14,898,911	4,982,353
Total assets	56,308,384	9,187,139
Current liabilities
Trade and other payables	20,736,805	1,786,117
Borrowings	19,625,530	3,275,000
Current tax liabilities	555,767	60,406
Provisions	696,534	22,334
Total current liabilities	41,614,636	5,143,857
Non current liabilities
Trade and other payables	2,741,592	-
Deferred tax liabilities	33,750	45,000
Provisions	101,634	1,108
Total non current liabilities	2,876,976	46,108
Total liabilities	44,491,612	5,189,965
Net assets	11,816,772	3,997,174
Equity
Contributed equity	9,606,784	3,819,711
Reserves	-	-
Retained profits	2,209,988	177,463
Total equity	11,816,772	3,997,174

Note 30 Investment is Associate

	Consolidated
	2008	2007
	$	$
(a) Movements in carrying amount
Carrying amount at the beginning of the financial year	-	-
Transferred from other financial assets	48,741	-
Acquired during the year	539,800	-
Share of profits	27,800	-
Dividends received/receivable	-	-
Carrying amount at the end of the financial year	616,341	-

(b)  Summarised financial information of associate

The Group’s share of the results of its associate and its aggregated assets (including goodwill), and liabilities are as follows:

	Ownership	Assets	Liabilities	Revenues	Profit
	%	$	$	$	$
2008
Wild Food Natural Health Market Pty Limited	20%	121,057	53,143	55,661	27,800
2007
Wild Food Natural Health Market Pty Limited	-	-	-	-	-

NOTE 31 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There were no material events subsequent to reporting date impacting upon the parent or controlled entities.

NOTE 32 RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH

Inflow From Operating Activities

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$	$	$	$
Reconciliation of profit after income tax to net cash inflow/(outflow) from operating activities
Profit for the year	2,695,489	1,702,514	652,574	180,963
Depreciation expense	112,316	45,272	82,556	40,101
Change in operating assets and liabilities, net of effects from purchase of controlled entities
Decrease/(increase) in current trade and other receivables	4,467,631	(3,847,379)	2,495,711	(2,100,085)
Decrease/(increase) in inventories	(1,235,140)	(324,563)	(113,229)	(216,459)
Decrease/(Increase) in deferred tax assets	(1,249,281)	(101,244)	(936,896)	(32,907)
Increase/(decrease) in trade and other payables	(80,595)	1,812,912	(601,094)	1,781,117
Increase/(decrease) in current tax liabilities	384,729	367,189	486,241	60,406
Increase/(decrease) in provisions	832,328	24,534	(28,290)	23,442
Increase/(decrease) in deferred tax liabilities	11,249	75,000	(11,250)	45,000
Net cash inflow/(outflow) from operating activities	5,938,726	(245,765)	2,026,323	(218,422)

Refer to Note 27 for details on inventory acquired through business acquisitions. For the year ended 30 June 2008, operating cash flows included and finance cash flows excluded $4,631,794 in respect of trade facilities. For the year ended 30 June 2008, operating cash inflows excluding this amount would be $1,306,932 for the Group with operating cash outflows of $2,605,471 for the Parent and finance cash inflows would be $26,656,870 for the Group and $26,730,181 for the Parent.

NOTE 33 EARNINGS PER SHARE

	Consolidated
	2008	2007
(a) Basic earnings per share	7.4 cents	6.3 cents
(b) Diluted earnings per share	7.3 cents	6.2 cents

	Consolidated
	2008	2007
	$	$
(c) Earnings used in calculating earning per share
Profit attributable to the ordinary equity holders of the company used in calculating earnings per share	2,695,489	1,702,514
(d) Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share and alternative basic earnings per share	36,649,496	27,105,336
Adjustments for calculation of diluted earnings per share:
— Options	500,000	406,849
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share and alternative diluted earnings per share	37,149,496	27,512,185

NOTE 34 FINANCIAL INSTRUMENTS

Refer to Note 2 for principles and policies the Group has developed in relation to financial risk management.

Interest rate risk

The following table sets out the Group’s exposure to interest rate risk, including the contractual pricing dates and the effective weighted average interest rate by maturity periods. The carrying amount of the financial assets and liabilities approximate their fair value.

		Floating	Fixed	Non-
	Interest	Interest	Interest	Interest
2008	Rate	Rate	Rate	Bearing	Total
Financial Assets		$	$	$	$
Cash at bank and on hand (Note 8)	2.5%	6,430,973	-	-	6,430,973
Operating lease rental deposits	7.5%	-	356,195	-	356,195
Trade and other receivables - current (Note 9)	-	-	-	13,407,373	13,407,373
Other receivables - current (Note 9)	-	-	-	4,518,620	4,518,620
Investments in associates (Note 11)	-	-	-	616,341	616,341
Other financial assets (Note 15)	-	-	-	115,703	115,703
Total financial assets		6,430,973	356,195	18,658,037	25,445,205
Financial Liabilities
Trade payables (Note 16)	-	-	-	13,820,622	13,820,622
Other payables - current (Note 16)	-	-	-	5,007,079	5,007,079
Other payables - non current (Note 16)	-	-	-	2,683,726	2,683,726
Trade instruments (Note 16)	9.9%	4,631,794	-	-	4,631,794
Commercial bills (Note 17)	7.2%	-	11,514,280	-	11,514,280
Commercial bills (Note 17)	8.1%	2,611,250	-	-	2,611,250
Commercial bills (Note 17)	8.1%	5,500,000	-	-	5,500,000
Total financial liabilities		12,743,044	11,514,280	21,511,427	45,768,751

			Fixed
		Floating	Interest	Non-
	Interest	Interest	Rate Less	Interest
2007	Rate	Rate	Than 1 Year	Bearing	Total
Financial Assets		$	$	$	$
Cash and cash equivalents (Note 8)	-	-	-	1,428,759	1,428,759
Trade and other receivables - current (Note 9)	-	-	-	163,164	163,164
Other receivables - current (Note 9)	-	-	-	3,684,217	3,684,217
Operating lease rental deposits	5.91%	356,195	-	-	356,195
Investments in related parties (Note 15)	-	-	-	82,978	82,978
Total financial assets		356,195	-	5,359,118	5,715,313
Financial liabilities
Trade payables (Note 16)	-	-	-	1,399,808	1,399,808
Payable to related parties (Note 16)	-	-	-	50,000	50,000
Other payables (Note 16)	-	-	-	305,707	305,707
Loans from directors (Note 16)	6.50%	-	62,398	-	62,398
Commercial bills (Note 17)	6.73%	-	3,275,000	-	3,275,000
Total financial Liabilities		-	3,337,398	1,755,515	5,092,913

NOTE 35 SHARE BASED PAYMENTS

The Healthzone Limited Option Plan is open to selected personnel at the discretion of the directors. The overall philosophy of the Plan is to attract, retain and motivate executives. It is designed to generate longer term incentives linked to the future of Healthzone Limited.

The Option Plan allocates options to acquire ordinary shares in Healthzone Limited. Options under the plan carry no dividend rights.

DIRECTORS’ DECLARATION

In the Directors’ opinion:

(a)  the financial statements and notes set out on pages 24 to 58 are in accordance with the Corporations Act 2001, including:

(i)  complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)  giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2008 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b)  there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable

(c)  the audited remuneration disclosures set out on pages 11 to 14 of the Directors’ Report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

(d)  As at the dated of this declaration, there are reasonable grounds to believe that the members of the closed group identified in Note 29 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 29.

The Directors have been given the declarations by Executives as require by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of the Directors.

Peter Roach	Terry Cuthbertson
Chairman	Director
29th September 2008
Sydney

Independent Audit Report to the Members

To the members of Healthzone Limited

Report on the Financial Report

We have audited the accompanying financial report of Healthzone Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expenses and cash flow statement for the year ended on that date, a Summary of Significant accounting policies, Other explanatory notes and the directors’ declaration for both Healthzone Limited and the consolidated entity. The consolidated entity comprises the entity and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the Healthzone Limited are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with Australian Equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

PKF East Coast Practice is a member of PKF Australia Limited a national association of independent chartered accounting and consulting firms each trading as PKF. The East Coast Practice has offices in NSW, Victoria and Brisbane. PKF East Coast Practice is also a member of PKF International, an association of legally independent chartered accounting and consulting firms

Liability limited by a scheme approved under Professional Standards Legislation

Independent Audit Report to Members (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s Opinion

In our opinion:
a)	the financial report of Healthzone Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the entity’s and consolidated entity’s financial position as at 30 June 2008 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 11 to 14 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Healthzone Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

PKF

Grant Saxon
Partner

Sydney, 29 September 2008

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Securities Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 29 September 2008.

a)  Twenty Largest Shareholders

The names of the twenty largest holders of quoted ordinary shares are:

	Number	% of
	of shares	ordinary shares
Mr Ge (Michael) Wu	9,541,825	23.32
Guo Guang Tao	8,029,297	19.62
Gain Capital Management Pty Ltd	6,040,000	14.76
Absolute Investments Australia Pty Ltd	1,912,000	4.67
ANZ Nominees Limited	1,650,000	4.03
Mr George Wang	1,546,173	3.78
Dixon Trust Pty Ltd	852,049	2.08
Gerder Nominees Pty Ltd	830,000	2.03
Mr John Steven Lundgren	619,990	1.52
Mr Ramin Marzbani	600,000	1.47
Mr Huan Zhong Wang	444,000	1.09
Citicorp Nominees Pty Limited	415,500	1.02
Cranot Super Fund	340,000	0.83
Scintilla Strategic Investments Limited	319,200	0.78
Development Capital Corporation Pty Ltd	304,015	0.74
Mrs Ada Kornhauser	275,000	0.67
Ms Guo Rong Wang	250,000	0.61
Femock Pty Ltd	233,971	0.57
Dual Nominees Pty Ltd	215,056	0.53
Shoreview Management LLC	207,000	0.51
Total	34,625,076	84.60

b)  Distribution of Equity Securities

The numbers of shareholders, by size of holding, in each class of shares are:

	Number	Number of
	of Holders	Ordinary Shares
1 to 1,000	25	18,012
1,001 to 5,000	124	416,652
5,001 to 10,000	87	754,465
10,001 to 100,000	116	3,566,927
100,001 and over	29	36,167,416
Total	381	40,923,469

There are 13 shareholders holding less than a marketable parcel of shares.

c)  Substantial shareholders

Substantial shareholders (owning more than 5% of the share capital) in Healthzone Limited at 29 September 2008 are set out below.

	Number of Ordinary Shares	%
Michael Ge Wu	9,541,825	23.32
Guo Guang Tao	8,029,297	19.62
Gain Capital Management Pty Ltd	6,040,000	14.76

d)  Voting Rights

All ordinary shares carry one vote per share without restriction.

e)  Securities Exchange

The Company’s securities are not quoted on any securities exchange other than the Australian Securities Exchange.

f) Buy Back

There is not a current on-market buy-back.

h)  Directors’ Interests in Securities

Directors’ relevant interests in securities of which the director is the registered holder

Shares
Director	Direct Interests	Indirect Interests
Michael Ge Wu	9,541,825	—
Robert Dulhunty	180,500	304,015
Terry Cuthbertson	46,000	4,000

Unlisted Options
Peter Roach	—	470,000

ITEM 19:	EXHIBITS

1.1	Constitution of Healthzone Limited as currently in effect

2.a.1	Form of Deposit Agreement by among the Company, the Depositary and each Owner and Holder from time to time of ADRs issued thereunder (Incorporated by reference to the Form F-6 filed November 9, 2009)

2.a.2	Form of American Depositary Share of the Company (Incorporated by reference to the Form 424b-3 filed November 11, 2010)

4.a.1	Form of standard franchise agreement of Healthy Life.

4.c.1	Agreement dated July 1, 2010 by and between the Company and Peter Roach

4.c.2	Director Service Agreement dated July 1, 2010 by and between the Company and Guy Robertson

4.c.3	Agreement dated June 20, 2011 by and between the Company and Garth Parker

4.c.4	Agreement dated May 23, 2011 by and between the Company and John Thomas

4.c.5	Director Service Agreement dated July 1, 2010 by and between the Company and Michael Wu

4.c.6	Agreement dated June 14, 2011 by and between the Company and David Fletcher

4.c.7	Agreement dated July 9, 2009 by and between the Company and Scott Horwell.

4.c.8	Deed of Indemnity, Insurance and Access dated November 30, 2010 by and between the Company and Ian Spence

8. List of Subsidiaries

The Company has the following subsidiaries:

Bod International Pty Limited
Healthzone Solutions Pty Limited
Health Minders International Pty Limited
Health Minders (WA) Pty Limited
Healthy Life Partners Pty Limited
Health Minders Finance Pty Limited
Super Boost Effervescent Vitamins Pty Limited
Health Minders Milperra Pty Limited
DVC Discount Vitamin Centres Pty Limited

NHB China Limited
Newco (Victoria) Pty Limited
Jasham International Pty Limited
HZL1 Pty Limited
HZL2 Pty Limited
HZL3 Pty Limited
Healthy Life China Pty Limited*
HZL5 Pty Limited
Health Minders Pty Limited
Gold Mist Health Pty

* All subsidiaries are wholly owned with the exception of Healthy Life China Pty Limited, a company over which Healthzone exercises significant influence and of which it will acquire the balance of the shares subject to certain conditions.  All subsidiaries were formed under the laws of the Commonwealth of Australia other than NHB China Limited, which was formed under the laws of the People’s Republic of China.

11.1           Code of Conduct of the Company

11.2           Audit and Risk Compliance Committee Charter of the Company

11.3           Remuneration and Nomination Committee Charter of the Company

15.1           Consent of Auditors

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

HEALTHZONE LIMITED

By:	/s/ Peter Roach
Peter Roach
Chief Executive Officer and
Executive Chairman

Date:    September 12, 2011